Exhibit D

THE REPUBLIC OF TURKEY

This description of the Republic of Turkey (the “Republic of Turkey” or the “Republic” or “Turkey”) is dated as of September 16, 2020 and appears as Exhibit D to the Republic of Turkey’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2019.

FORWARD-LOOKING STATEMENTS

Turkey has made forward-looking statements in this Annual Report on Form 18-K. Statements that are not historical facts are forward-looking statements. These statements are based on Turkey’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Turkey undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Turkey cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Turkey;

•	the impact of changes in the credit rating of Turkey;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Turkey’s major export markets;

•	the decisions of international financial institutions regarding the terms of their financial arrangements with Turkey;

•	the impact of any delays or other adverse developments in Turkey’s accession to the European Union;

•	the impact of adverse developments in the region where Turkey is located; and

•	the effects of a regional or global health pandemic, including COVID-19, and the impact of actions taken to mitigate such a pandemic.

•	Internal factors, such as:

•	general economic and business conditions in Turkey;

•	present and future exchange rates of the Turkish currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Turkey to effect key economic reforms;

•	the level of foreign direct and portfolio investment; and

•	the level of Turkish domestic interest rates.

RECENT DEVELOPMENTS AND SUMMARY

GENERAL

The Republic’s GDP decreased by 9.9% in the second quarter of 2020 compared with the second quarter of 2019. See “Recent Developments and Summary — Economic Developments” for more information.

In the wake of the coup attempt of July 15, 2016, over 100,000 people have been detained by public prosecutors pending trial in connection with the failed coup and over 100,000 government officials have been fired from various public institutions by statutory decrees under the state of emergency, which concluded on July 18, 2018. As of December 26, 2019, the State of Emergency Inquiry Commission, which was established in January 2017 pursuant to Decree 685 as a legal remedy, has received 126,300 appeals from those removed from public sector jobs by emergency decree, 98,300 of which have been reviewed and 9,600 of which have resulted in the applicant being allowed to return to work.

In accordance with EU Regulation 462/2013, Moody’s announced the dates for its release of solicited and unsolicited sovereign credit rating actions with respect to Turkey as June 5, 2020 and December 4, 2020, respectively. On June 14, 2019, Moody’s downgraded Turkey’s long-term issuer and senior unsecured debt ratings and assigned a negative outlook. On December 6, 2019, Moody’s affirmed Turkey’s sovereign ratings. Standard & Poor’s announced the dates for its release of solicited and unsolicited sovereign credit rating actions with respect to Turkey as January 31, 2020 and July 24, 2020, respectively. On January 31, 2020, Standard & Poor’s affirmed Turkey’s sovereign ratings. Fitch’s announced dates for solicited and unsolicited sovereign credit rating actions with respect to Turkey are February 21, 2020, and August 21, 2020. On May 3, 2019, Fitch affirmed Turkey’s sovereign ratings. On July 12, 2019, Fitch downgraded Turkey’s long-term foreign currency issuer rating and assigned a negative outlook. On November 1, 2019, Fitch revised Turkey’s outlook from “negative” to “stable” and affirmed its “BB-” rating. On May 6, 2020 and on July 24, 2020, Standard & Poor’s affirmed Turkey’s long-term foreign currency sovereign credit rating at B+ and outlook at stable. On August 21, 2020, Fitch revised Turkey’s outlook from “stable” to “negative” and affirmed its “BB-” rating. On September 11, 2020, Moody’s downgraded Turkey’s long-term issuer and senior unsecured debt ratings and affirmed its “negative” outlook.

On June 12, 2019, the Government introduced another loan guarantee package to the Credit Guarantee Fund scheme of TL 25 billion. As part of the package, bank loans will have an inflation-indexed variable interest rate, and the decrease in the consumer price index (CPI) will also bring down the cost of loans. The package will cover both SMEs and all non-SME enterprises that play an essential role in increasing employment and production.

COVID-19

The outbreak of Coronavirus disease 2019 (“COVID-19”) is currently having an indeterminable adverse impact on the world economy. COVID-19 was reportedly first detected in Wuhan, Hubei Province, China, and first reported to the World Health Organization (“WHO”) country office in China on December 31, 2019. On January 30, 2020, the WHO declared COVID-19 a public health emergency of international concern and on March 11, 2020, declared the outbreak a pandemic. COVID-19 has begun to have numerous worldwide effects on general commercial activity. Following the discovery of the first case of COVID-19 in Turkey, the Turkish government implemented various protective measures. On January 10, 2020, the Ministry of Health set up the COVID-19 Scientific Advisory Board. On February 29, 2020, all flights to and from China, Iran, Iraq, South Korea and Italy were suspended. On March 16, 2020, primary, secondary and high schools were closed and on March 23, 2020 remote education began. On March 19, 2020, football, volleyball, basketball and handball leagues were postponed. On March 22, 2020, Turkish citizens who are older than the age of 65 and suffering from chronic illnesses were restricted from leaving their homes. On March 27, 2020, all international flights were cancelled. On March 28, 2020, it was announced that inter-city travel would be restricted and healthcare workers would be prevented from leaving their jobs, in an effort to fight COVID-19. On April 3, 2020, the Turkish government announced a curfew restricting members of the public under the age of 20 (born after January 1, 2000) from leaving their homes unless absolutely necessary. On the same day, the Turkish government also announced a 15-day ban on vehicles leaving or entering 31 provinces, including Istanbul – home to nearly one-fifth of Turkey’s population – as well as the urban centers of the capital Ankara, Izmir, Bursa and Adana. At this time, given the uncertainty of the lasting effect of COVID-19, the financial impact on the Republic’s economy cannot be determined. In the medium to long term, if the spread of COVID-19 is prolonged, it could adversely affect the economies and financial markets of the Republic and of many other countries. The occurrence of these events could have an adverse effect on the Republic’s economy.

General COVID-19 Measures Taken by the Ministry of Health

Taking into account the clinical signs and symptoms of COVID-19 in the world, the Republic of Turkey has carried out a diagnosis process with the PCR (Polymerase Chain Reaction) tests. All secondary-level and tertiary-level hospitals in the country have been assigned to carry out diagnosis and treatment process of COVID-19 patients in the pandemic period and provincial pandemic boards were charged to manage the process. There are 38,100 intensive care beds in the Republic of Turkey. Two intensive care hospitals, each with a capacity of 1,000 beds, were opened in Istanbul.

A total of 250 million medical masks, and more than 13 million N95 / FFP2 masks, which are important medical materials in controlling the spread of COVID-19, were purchased and distributed throughout the country.

Before the period when COVID-19 cases started to emerge in the Republic of Turkey, the Republic began purchasing drugs alleged to be effective in the treatment of the disease, and the Republic has continued to purchase such drugs. So far, a total of 386,500 doses of hydroxychloroquine sulfates, and 60,000 doses of favipiravir have been purchased and distributed. In addition, 11,000 doses of favipiravir have been received as grants.

COVID-19 PCR tests are carried out in 137 testing centers across the country. The number of daily tests varies between 40,000 and 60,000. As of July 10, 2020, a total of 3,832,623 tests have been carried out across the country. The Ministry of Health is planning to increase the number of daily tests that are carried out at 4 international airports and border gates in the country, to 150,000 within 20-30 days.

The Ministry of Health has developed its own PCR kit. The third version of this diagnostic kit is currently in use. The development process of the diagnostic kit continues. The Republic’s current monthly kit production capacity is 5,000,000 pieces. 2,000,000 PCR kits, patented by the Ministry of Health, have been exported to other countries. The Ministry of Health has completed patent applications for the diagnostic kit to the World Health Organization (WHO) and Food and Drug Administration (FDA).

The Government supports the development of COVID-19 ELISA kits by the private sector and contributes to the development of domestic COVID-19 rapid antibody test kits.

General COVID-19 Measures Taken by the Ministry of Interior

Measures Taken by the Disaster and Emergency Management Authority (AFAD)

By command of the Ministry of Interior, the Disaster and Emergency Management Presidency was tasked with the coordination of quarantine facilities, where Turkish citizens coming from abroad or other people who needed to be quarantined were to be accommodated. The following duties were carried out in terms of the coordination of the quarantine facilities in general:

•	The secretariat and guidance services were provided in coordination with the local authorities.

•	A broad range of disinfection and logistics services were carried out for the dormitories that were used for the two-week quarantine period.

•	The basic needs of the guests who stayed at dormitories, except nutrition, were provided.

•	Turkey’s Vefa Social Support Group—which has worked to support senior citizens older than 65 and citizens with chronic diseases during the quarantine period—were supported by AFAD staff and vehicles.

•	Decontamination of the vehicles, areas, facilities and individuals were carried out.

•	Transportation of the guests who stayed at the quarantine facilities have been carried out.

Due to the COVID-19 pandemic, besides the duties carried out in support of the response efforts, AFAD has coordinated the preparation and the maintenance of student dormitories to host quarantined citizens who were evaluated by the Ministry of Health. 169 dormitories in 77 provinces were made ready throughout the process. More than 78 thousand people were hosted in total from the beginning until May 23, 2020, and the evacuation of these people was completed as of May 23, 2020.

1963 personnel and 428 vehicles from the provincial branches of AFAD were involved in the operations of COVID-19.

Turkey’s Vefa Social Support Groups in 81 provinces were supported by AFAD personnel and AFAD volunteers in 81 provinces.

TL 61,299,000.00 has been allocated to AFAD’s 81 provincial directorates to cover the needs of quarantined citizens. In addition to this, TL 16,068,714.00 has been allocated to the governorates to hire 1000 call receiver personnel and 200 cleaning staff in emergency call centers in 67 provinces. In total, TL 77,367,714.00 has been allocated for these efforts.

Measures Taken by the Directorate General of Migration Management

Due to the COVID-19 pandemic, the Directorate General of Migration Management has taken preventive measures on various issues, particularly with regards to residency permit appointments, in order to minimize the risks to the health and working order of all of the personnel, including the personnel working in the provincial organization, and to minimize the impact of the pandemic to all foreigners within the Republic of Turkey. These measures are as follows:

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Regarding the foreigners whose visa/residence period was expired but who could not leave the Republic of Turkey due to COVID-19 and related government restrictions, the Directorate General of Migration Management informed the 81 Provincial Governorships in order not to apply temporary entry ban for those foreigners between the dates of force majeure (including the dates when the transportation stopped and returned to its normal course). The Republic of Turkey temporarily stopped the entry of foreigners to the country. For foreigners who stayed in the Republic of Turkey with their visas, visa exemptions or residence permits and whose the residence periods terminated, the public authorities continued to receive applications for residence through the e-residence system, without the need for foreigners to come to the provincial immigration management directorates.

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In the provinces, such as Istanbul and Ankara, which have the highest population of foreigners in the Republic of Turkey, in order to reduce the density of foreigners who had already applied through the e-residence system and would come to the provincial migration management directorates on their respective appointment dates; the appointment dates were postponed by informing applicants via the institutional website, 24/7 call center services named YİMER 157 (Foreigners Communication Center) and SMS channels in such a way as to not to allow for any loss of their rights.

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For new residence permit applications, in order to be able to provide services without causing crowding in the provincial immigration directorates within the framework of the social distance rule and other physical restrictions promulgated due to COVID-19 conditions, the quotas of the e-residence appointment system have been reduced by an average of 2/3 in 81 provinces without causing any loss of the foreigners’ rights.

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For foreigners over the age of 65 and under 20 who are under the curfew and whose visa/residence permit period has expired and have already submitted initial/extension applications, their existing applications have been reserved during the curfew in order to avoid undesirable challenges. The documents of the foreigners who applied through the e-residence system have been received in the next dates and their applications have been taken under review.

The necessary administrative facilities have been provided to the foreigners who cannot apply for a residence permit from the e-residence system due to their special needs.

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Within the framework of the integration made by the Ministry of Interior Directorate General of Migration Management and the Ministry of Treasury and Finance Revenue Administration, a mechanism has been created for foreigners to pay the residence permit fee and the price of the document over the internet without having to go to the cash desk. The necessary information related to this mechanism has been provided on the institutional website of the General Directorate.

Foreigners can receive necessary information regarding the current status of their applications and their appointment planning through YİMER 157.

Measures Taken At The Repatriation Centers of the Directorate General of Migration Management:

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All officials working in the removal centers under the Directorate General of Migration Management were informed about COVID-19 and the related measures to be taken for the repatriation centers. The methods of protection against the COVID-19 were explained to the officials by Provincial health directorates.

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Preliminary acceptance areas have been created to carry out necessary controls. The foreigners subject to irregular migration are checked by health units before they are accepted to the repatriation center.

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The foreigners accepted to the removal centers after conducting preliminary health checks are kept in separate sections of the center for 14 days, and they are not being deported or released. Foreigners are monitored by the doctors assigned by the provincial health directorate to check symptoms for 14 days.

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The foreigners who have the symptoms of COVID-19 such as high fever and cough are transferred to the hospital without any delay, and those whose treatment are completed and the test results are negative, are reaccepted to the repatriation center.

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Medical masks, hand disinfectants, FFP2 masks, protective overalls and protective glasses were provided to all of the Repatriation Centers. The necessary materials continue to be provided to the centers, if needed.

Measures Taken by the Directorate General of Provincial Administration

Measures Regarding Border Gates:

Considering the rapid contagion risk of COVID-19, the Republic of Turkey started to apply entry-exit restrictions for foreigners and Turkish citizens before the period when COVID-19 cases were detected in the Republic of Turkey in March 2020. Those restrictions have continued during the pandemic period.

For Turkish citizens abroad who wish to return to the Republic of Turkey during the pandemic period, the Turkish government has arranged special flights to many foreign countries to bring them to the Republic of Turkey. These citizens have entered the Republic of Turkey by complying with the procedures set forth by the Ministry of Health. They have been placed under observation for 14 days in dormitories pursuant to the instructions of the Ministry of Interior. Although restrictions were imposed on entry and exit of people, no barriers were introduced to international freight transport in order to ensure that the supply chain was not disrupted and foreign trade was not adversely affected.

Domestic Measures:

In order to reduce the spread rate of the epidemic, mass activities such as ceremonies, trainings, and seminars where people gather as a crowd were cancelled, and public resting and entertainment places which were considered to have high potential for transmission, as well as enterprises like barber shops, hair salons, etc. were temporarily shut down. In order to meet the basic needs of citizens, it was ensured that businesses such as restaurants, grocery stores and supermarkets continued their activities in accordance with the established rules. Citizens over the age of 65 and under the age of 20, who are considered to be at higher risk in the face of the epidemic, s well as citizens with chronic diseases, have been restricted from leaving their residence. Vefa (Loyalty) Social Support groups have been established in all provinces and districts to meet the needs of these citizens. In 30 metropolitan and Zonguldak provinces, which constitute approximately 2/3 of the population of the Republic of Turkey, curfew and city entry-exit restrictions were put in place.

With the measures taken by the government, the continuity of production has been achieved in all sectors, especially in agriculture. Following the outbreak being brought under control, a period of controlled social life began. In order to ensure that the Republic’s economy continues to function well, relevant measures have been determined for all business areas and enterprises have gradually started their activities again. Facial masks, physical distancing and hygiene rules are applied as the basic principles of the fight against COVID-19 in all areas of life. In addition, specific measures were envisaged for businesses, depending on the nature of the business areas. An overview of these measures, which are contained in the epidemic management and study guide prepared by the Ministry of Health, is expressed below:

•	Passengers of intercity transportation vehicles (buses, planes, trains, etc.) are not given the tickets unless they receive the HES code which indicates that a person can safely travel.

•	Accommodation facilities must obtain a safe tourism certificate to prove their compliance with applicable measures.

•	Informative posters about the fight against COVID-19 are hung in all workplaces.

•	Fever measurement is being performed at the entrance to workplaces

•	Special sitting arrangements are determined in accordance with social distancing rules in businesses such as wedding halls, restaurants, and cafes.

•	Measures for air conditioning and climatization systems have been implemented for closed spaces and it is encouraged that such places are ventilated through natural facilities.

According to the size of the establishments, a cap for the number of people that can simultaneously be present inside is determined. (For example, 1 person in an area of 4 square meters)

General COVID-19 Measures Taken by the Ministry of Culture and Tourism

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In the music, cinema, science-literature, fine arts, radio-television and publishing sectors, collecting societies representing authors, performers, producers and publishers are supported by Ministry of Culture and Tourism in order to meet their administrative expenses. After taking into account the economic damage caused by the COVID-19 pandemic, the amount of financial support was increased by 50% in 2020.

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General assemblies of collecting socieities are generally held every two years at the latest in March. Due to the COVID-19 pandemic, these general assemblies, which were planned to be held in March 2020, have been postponed to a later date.

•	A general postponement decision was made regarding planned activities and periodicals relating to projects supported by Ministry of Culture and Tourism in the field of culture and the arts.

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In order to reduce the negative economic impact of the COVID-19 pandemic on culture and the arts, interviews were held with sector representatives and the demands of these sectors regarding the postponement of their tax liabilities were conveyed to the relevant authorities.

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Studies have been carried out to enrich online education through the Copyright Education Center, and the program is to be transformed into a certificate program with a distance education model. Online seminars and trainings on copyright have continued.

•	The following action plan consisting of three phases of precautions against the COVID-19 pandemic was announced to museum directorates on August 5, 2020:

•	In the first phase of the precautions, all museums and archaeological sites were closed to visitors.

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In the second phase of the precautions, criteria relating to the duration and capacity of visits (which also called as tourism carrying capacity) to museums and archaeological sites were laid out by the General Directorate of Museums and Cultural Heritage.

•	In the third and last phase of precautions, an action plan against COVID-19 was prepared and sent to the museum directorates and necessary measures were taken within this context.

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After international air traffic was suspended in March due to the COVID-19 pandemic, the Republic of Turkey suspended air travel in March. As one of the most popular tourist destinations in the world, the Republic of Turkey has taken major steps towards successfully overcoming this period thanks to both its strong healthcare infrastructure and the timely measures it has taken. Within this framework, the Ministry of Culture and Tourism put in place certification programs including a series of precautions aimed at preparing the tourism industry for the “new normal” and guaranteeing a comfortable and safe stay for guests visiting the country to spend their vacation.

As instituted and painstakingly prepared by individually considering all segments of the industry by the Ministry of Culture and Tourism and Turkish Tourism Development and Promotion Agency, the Republic launched the Healthy Tourism Certification program, which program has been inspected by international certification bodies. Certifications include measures to be taken across a broad range of industry segments extending from transportation to accommodation, food & beverage facilities and the personnel working in the industry.

The Safe Tourism Certification Program led by Culture and Tourism Ministry has been developed with the contributions of Ministry of Health, Ministry of Internal Affairs, Ministry of Foreign Affairs and in cooperation with all the stakeholders in the industry. This program defines and advises on an extensive series of measures to be taken with regards to transportation and accommodation of all Turkish citizens and international visitors who will spend their holidays in Turkey as well as the well-being and health conditions of passengers/guests and of employees working at touristic facilities.

The certification program has extensive criteria concerning airports, airplanes, touristic vehicles, accommodation facilities, and restaurants. Companies accredited for certification are required to have organizations in at least 5 countries. In addition to this certification system, authorized bodies have issued circulars regarding mandatory measures to be adopted by accommodation facilities, food & beverage companies, airports and airlines against the pandemic.

Establishments that wish to apply for this verification program, which is compulsory for accommodation facilities with 50 or more rooms and non-compulsory for accommodation facilities with less than 50 rooms and for other defined areas will be able to do so by applying to authorized international accreditation institutions. Hotels with more than 50 beds will not be able to operate without certification.

The certification process is carried out by internationally known accreditation organizations such as TÜV SÜD, TÜV NORD, RoyalCert, Bureau Veriteas Inspektorate, Llyod’s Register, TÜV Austria, TÜV Rheinland, SGS.

The certification program of the Republic of Turkey consists of 4 main pillars:

•	“Health and Safety of the Passenger”

•	“Health and Safety of the Employee”

•	“Precautions taken at Facilities”

•	“Precautions taken in terms of Transportation”.

COVID-19 Insurance Details:

At airports, temperatures of passengers entering our country will be taken. Passengers who are showing other symptoms related to the disease and those with a temperature above 37.8 degrees celsius or those with other symptoms will be tested. There will be no charge for the test. If the test result is positive, the guest will be transferred to the hospital. The same procedure will be applied to transit passengers as well.

In the event that a visitor coming to the Republic of Turkey tests positive for COVID-19 and requires hospital treatment, if they have health insurance valid in the Republic of Turkey or if they have purchased travel insurance including a health insurance plan before coming to the Republic of Turkey, then healthcare expenses will be covered by that insurance.

Those who lack health insurance will be offered the opportunity to purchase insurance plans at the airport upon arriving in the Republic of Turkey. As such, airports with the highest number of international flights in İstanbul, Ankara, Antalya, Muğla, İzmir, Bodrum, Trabzon have established points of sale offering health insurance plans valid across the Republic of Turkey.

To this end, a variety of health insurance plans are offered to visitors within two main insurance schemes: entitlement-based and coverage-based.

The following table sets forth the figures related to the provision-based health insurance application for in-patients:

An insurance package application for accommodation facilities will be implemented. The options offered in this framework are as follows:

Provision-Extra Assurance For Duration Of Stay
100.000 – Guarantee for Insurance Policy	Package 1	Package 2	Package 3
Daily Assurance Limit	€100	€150	€250
Assurance limit during the insurance policy	€1,500 (15 days)	€2,500 (15 days)	€3,750 (15 days)
Premium	€10	€14	€22

Insurance policies can be purchased through:

1.	Website (https://covidinsurance4turkey.com/)

2.	Through the web pages of airlines

3.	From kiosks before passport control.

Advertising campaigns include:

Safe Tourism https://youtu.be/r7LNSYTKnqA

Re-Turkey https://youtu.be/XO81_G0XOkc

Move Forward https://youtu.be/NwSbxB9qIcQ

Together Today https://youtu.be/oi14IAMAFo4

Turkish Theraphy https://youtu.be/Ti6xSrXk7Ws

•	All activities planned to be held in cultural centers operating under the Ministry of Culture and Tourism have been postponed as of March 14, 2020.

•	All fees for tourism investments and businesses between April 1 – June 30, 2020 have been postponed for 6 months.

•	Travel agencies certified from the Ministry of Culture and Tourism were allowed to perform their activities until July 31, 2020 without opening their workplaces.

•	Small-scale travel agencies were provided with financial support for the pandemic period.

•	Financial support was provided to accommodation facilities in order to fulfill prepayment and return requests of tour operators/travel agencies.

•	Periods given for investments and enterprises expires after April 1, 2020 were frozen.

•	No penalties due to the cancellations of reservations and activities of accommodation facilities will be levied before December 31, 2020.

•	Subscriptions for 2020 to be paid to the republic of Turkey Travel Agencies Association by travel agents are not required.

•	The audits of facilities certified or requesting certification from the Ministry of Culture and Tourism have been postponed.

•	The current documents of sports activities for tourism purposes have been accepted as valid for 2020, without the need for renewal.

According to the data shared by the Ministry of Health, the COVID-19 pandemic in the Republic of Turkey is stabilizing and the number of new cases is under control; accordingly, a period of normalization has begun in all sectors. A series of circulars have been issued by the Ministry of Culture and Tourism in order to ensure that the tourism sector continues to operate safely by going through a controlled normalization process in the recovery period.

Such circulars include:

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Regulations for controlled normalization period in accommodation facilities, in food and beverage facilities, in tourism activities for sea tourism facilities and vehicles, in tourist guidance service in cultural and artistic facilities,

•	Reopening the freeze periods given for investments and enterprises as of July 2020,

•	Starting to follow the times given to the facilities,

•	Processing or acceptance of applications,

•	Starting implementation of the procedures within the framework of Articles 32, 33 and 34 of the Tourism Incentive Law No. 2634,

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Test centers have opened at all touristic airports and other busy airports. Those who have symptoms are tested at the airport immediately and sent to the hospital if they test positive. Doctors at the hospital decide whether this guest should stay in the hospital or not. The guests who are not in critical situations will be sent to the hotel. For positive cases, the hotels will have isolated apartments and blocks. If the treatment period lasts longer than the booking period, our hotels will serve the guests free of charge.

•	There will be no refunds for transit passengers.

•	A system of online insurance sales was also implemented.

Economic and Financial Measures Taken by the Government

In order to mitigate possible adverse effects of COVID-19 on the Turkish economy, the Turkish government took several measures. On March 18, 2020, Turkish President Recep Tayyip Erdoğan announced an aid package of TL 100 billion (approximately equal to U.S.$15.4 billion) to help overcome the effects of COVID-19. The aid package, called the “Economic Stability Shield,” includes a series of measures such as debt payment delays and tax cuts across various sectors. Under the package, accommodation taxes will not be applied until November 2020, social security premiums and VAT deductions have been suspended for six months across various sectors (including retail, malls, iron-steel, automotive, logistic and textile) and credit payments for firms who are facing cash flow disruptions due to COVID-19 have been postponed for three months. As part of the package, on March 30, 2020, the total size of the Credit Guarantee Fund scheme was increased from TL 250 billion to TL 500 billion and the guarantee limit was increased from TL 25 billion to TL 50 billion.

The Economic Stability Shield Package, announced on March 18, 2020, as well as further regulations and economic measures enacted in response to COVID-19 are presented below.

Postponement of withholding tax, VAT, and social security contributions

•	Withholding tax, VAT and social security contributions of taxpayers for April, May and June were postponed for 6 months.

•	Nearly 2.5 million taxpayers’ income tax returns, VAT returns and payments for March were postponed to April.

•	The implementation of the accommodation tax has been postponed until January 2021.

•	Legal payments on hotel rentals starting in April 2020 have been delayed for six months.

VAT for domestic flights was reduced temporarily

•	Starting in April, for domestic airline transportation, the VAT rate has been reduced from 18% to 1% for a period of 3 months.

Credit Volume backed by Credit Guarantee Fund

•	The limit of the Credit Guarantee Fund was doubled (from TL 25 billion to TL 50 billion). Access to finance has been facilitated for all of Turkish enterprises having collateral shortage.

•	Credit priority was provided to SMEs and firms with liquidity needs and collateral deficits.

Minimum Wage Support

•	TL 75 minimum wage support continues to be maintained, regardless of the size of the business.

Short-time Work Allowance

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To prevent layoffs, the scope of short-time working allowance was expanded and put into use for employees at workplaces affected by COVID-19. The practice, which started in April 2020 and was extended in July, has been ongoing for 4 months.

Early Payment of Pensioners’

•	The lowest pension payment has been increased to TL 1,500 and pension payment of approximately 650,000 retirees has been increased.

•	Ramadan feast bonuses of Turkish retirees were paid early in April instead of May 24, 2020.

Cash aids to needy families

•	Since April 2020, approximately 6,000,000 households in need have been provided with cash support, totaling over TL 6 billion.

Social Supports

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As of March 24, 2020, the amount of resources transferred to social assistance and solidarity foundations each month has increased from TL 135,000,000 to TL 180,000,000 million. In this context, a significant increase has been made in the share of money transferred to social work studies for disadvantaged sections of society.

Moreover, in terms of work and social life:

•	Flexible and remote working models have been implemented;

•	An elderly follow-up program, for those who are over the age of 80 and live alone, has been implemented;

•	Programs to reduce the minimum payment rate in housing purchases have been implemented.

Salary Support for Healthcare Workers

•	Performance payments for healthcare professionals were made from the upper ceiling for a period of 3 months, starting in March 2020.

Postponement of Municipal Payments

•	Starting March 23, 2020, the deduction in monthly tax share payments of municipalities was postponed for 3 months.

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On April 16, 2020, the income tax withholding declaration and payment periods of the Metropolitan municipalities, municipalities and affiliated institutions, as well as all of the social insurance premium payments to be collected for the upcoming 3-month period were postponed for 3 months without any increase in interest. These periods can be extended up to 3 additional months if deemed necessary.

Lease Payments

•	Beginning on March 19, 2020, support and flexibility has been provided for lease payments of the real properties that are owned by public authorities.

•	In March 2020, two month lease grants were provided to commercial enterprises in Technology Development Zones.

Regulations Regarding Customs Taxes

•	On March 25, 2020, customs taxes for respiratory devices such as ventilators and oxygen concentrators was reduced from 13% to zero.

•	The customs duty of 20% on disposable medical masks has been reduced to zero.

•	The customs duty of 10% on the import of ethyl alcohol used as raw material in the production of cologne and disinfectants has been reduced to zero.

Measures To Support SMEs

•	On March 27, 2020, a regulation was passed by the Ministry of Treasury and Finance regarding State Supported Commercial Receivable Insurance for SMEs.

•	On March 25, 2020, the Small and Medium Enterprises Development Organization of Turkey announced the Triple Protection Package:

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Disinfectants, masks and other medical protective equipment producers will be granted additional support; up to TL 6 million (TL 4.2 million will be reimbursed) through KOBI TEKNOYATIRIM (SME Technological Product Investment Support) Program.

•	Repayments of SME’s owed to KOSGEB (Small and Medium Enterprises Development Organization) due to the support reimbursements will be postponed for 3 months.

•	SMEs will be granted 4 months of additional time to fulfill their obligations for their projects which were approved by KOSGEB to receive project based support.

•	On April 6, 2020, the loan installments of 136,255 SMEs that benefits from KOSGEB’s loan support program were postponed for 3 months in.

Financial and Banking Sector Related Measures

•	The payments of companies whose cash flows deteriorated because of the COVID-19 outbreak were delayed for at least 3 months.

•	In order to maintain the capacity utilization rates during the temporary deceleration in exports, the Stock Financing Support Package was launched for exporters.

•	The Stock Financing Support Package came into use through Turk Eximbank in order to provide convenience for exporters, whose stocks increased due to low demand and canceled orders.

•	As part of the package, the Credit Guarantee Fund set a TL 10 billion (U.S.$1.47 billion) limit for Eximbank.

•	The credit’s maximum guarantee amount will be TL 25 million (approximately U.S.$3.5 million) for SMEs and TL 50 million (approximately U.S.$6.9 million) for non-SMEs.

•	By delaying loan interest rates, the interest burden of Turkish tradesmen and craftsmen was reduced by approximately TL 90 million in April, May and June.

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Consumer Loan Packages have been made available to the public since March. The “Basic Need Support” loan package was launched by Ziraat Bank, Halkbank and Vakifbank to financially support customers whose household income is less than TL 5,000.

•	Working loans have continued to be offered.

•	Check payment loan Support has been offered

•	With Treasury-backed CGF, Economic Stability Shield credit support has been implemented.

•	On June 1, 2020, Vakifbank, Halkbank and Ziraat Bank announced 4 new loan packages in order to boost economic activity.

•	In March, BRSA made some changes in the calculation of banking ratios due to the pandemic.

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With measures announced in March, the CBRT provided flexibility to banks in the management of Turkish Lira and foreign currency liquidity, securing uninterrupted credit flows to the private sector, supported cash flows of exporters through rediscount loans, and strengthened the monetary transmission mechanisms by supporting the liquidity of the Treasury borrowing market.

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The CBRT increased the limits and diversity of the swap agreements and increased the ratio of the nominal size of the Open Market Operations portfolio to the total CBRT analytical balance sheet assets from 5% to 10%.

Financial Measures Announced by the Central Bank of Turkey

The CBRT maintains that during the COVID-19 pandemic it is vitally important to ensure the healthy functioning of financial markets, the credit channel and firms’ cash flows. In this respect, the CBRT has acted very swiftly to contain the potential impact of the pandemic on the economy and introduced a comprehensive set of policy steps. In addition to lowering the one-week repo rate by 250 bps since the onset of the pandemic in Turkey to ease financial conditions, the CBRT has also announced some additional policy steps since March 2020.

These policies mainly targeted the following three headings: enhanced liquidity access for the financial sector (including expansion in Open Market Operations (OMO) and swap lines); a more targeted use of Reserve Requirements; and a widening of Rediscount Credit facilities. The main aim in these policies have been to provide liquidity support both to the financial sector and the real sector, enhance the transmission mechanism, and ensure the well-functioning of the financial markets.

On March 17, 2020, the CBRT has announced a comprehensive policy action set supportive of financial stability with the potential impact of the global COVID-19 pandemic on the economic activity and liquidity conditions in mind, has reduced the policy rate and has taken steps to increase access to liquidity. These measures aim at (i) enhancing predictability by providing banks with flexibility in Turkish Lira and foreign exchange liquidity management, (ii) offering targeted additional liquidity facilities to banks to secure uninterrupted credit flow to the corporate sector, (iii) boosting cash flow of exporting firms through arrangements on rediscount credits. Actions can be detailed as follows:

•	Liquidity limits of Primary Dealers in the framework of OMOs have been increased to support the Primary Dealership System.

•	Conventional (multi-price) swap auctions with maturities of one, three and six months, which are currently available against U.S. Dollars, may also be held against euros and gold.

FX reserve requirement ratios were reduced by 500 basis points in all liability types and all maturity brackets for banks that meet real credit growth conditions within the context of the reserve requirement practice. (The real credit growth conditions, effective from the calculation period of March 6, 2020 were revised as follows: (i) For banks with a real annual loan growth rate above 15%: If their adjusted real loan growth rate, which is calculated by deducting the entire real changes in loans with a longer-than-two-year maturity extended to selected sectors and housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is below 15%, (ii) For banks with a real annual loan growth rate below 15%: If their adjusted real loan growth rate, which is calculated by deducting 75% of the real change in retail loans excluding housing loans with a five-year and longer maturity and the entire TL loans extended starting from March 9, 2020 to facilitate early repayment or early restructuring of FX cash loans from the numerator of the growth rate formula, is above 5%).

With this decision, it is expected that the banks which meet real credit growth conditions will be provided with FX and gold liquidity at the amount of approximately U.S.$5.1 billion. This revision will take effect from the calculation period of March 6, 2020, with the maintenance period starting on March 20, 2020.

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Banks have been offered targeted additional liquidity facilities to secure uninterrupted credit flow to the corporate sector. The maximum amount of funds that an eligible bank may receive from this new liquidity facility will be linked to the amount of credit that this bank has already provided or will provide for the corporate sector. The total amount of the facilities to be offered is projected to be limited to 25% of the system’s total funding need. Accordingly:

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Turkish Lira liquidity will be provided via repo auctions with maturities up to 91 days with an interest rate 150 basis points lower than the one-week repo rate (i.e. the CBRT’s policy rate) and with quantity auction method.

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Turkish Lira currency swap auctions with a maturity of 1 year based on the quantity auction method will be conducted. With these swap auctions, related banks will be provided with Turkish Lira liquidity against U.S. Dollars, euros and gold with an interest rate 100 basis points lower than the one-week repo rate, i.e. the CBRT’s policy rate.

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The maturities for repayments of rediscount credits, which would be due from March 18, 2020 to June 30, 2020, can be extended by up to 90 days. Accordingly, firms can apply to intermediary banks and exchange their current bills for a bill with an up-to-90-day-longer maturity, without making any repayment.

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An additional extension of 12 months export commitment has been offered for the fulfillment period regarding the rediscount credits whose export commitment has not been fulfilled yet and for the rediscount credits yet to be used from March 18, 2020 to June 30, 2020. Thus, the maximum duration for the export commitment fulfillment for these aforementioned credits has therefore been extended to 36 months from 24 months.

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To be effective from March 20, 2020, the maximum maturities for rediscount credits have been extended to 240 days from 120 days for short-term credit utilization, and to 720 days for longer-term credit utilization.

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The CBRT has taken additional policy steps as of March 31st, 2020 with the aim to strengthen the monetary transmission mechanism, enhance banks’ liquidity management flexibility while increasing capital market deepening, secure uninterrupted credit access of the corporate sector and support the credit access of goods and services exporting firms with a focus on SMEs which carry an important weight in employment dynamics. The CBRT has introduced the following additional measures to (i) strengthen the monetary transmission mechanism by boosting the liquidity of the Government Domestic Debt Securities (GDDS) market, (ii) enhance banks’ flexibility in Turkish Lira and foreign exchange liquidity management, and (iii) secure uninterrupted credit flow to the corporate sector, and broadly support the goods and services exporting firms, which have been affected by the pandemic, with an SME-focused approach. The details of the measures are:

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Outright purchase operations under the OMO portfolio, which are conducted within the limits identified at the Monetary and Exchange Rate Policy for 2020 document, can be carried out in a front-loaded manner and these limits may be revised depending on the market conditions. These operations are intended to enhance the effectiveness of the monetary transmission mechanism via increasing the market depth, enabling sound asset pricing and providing banks with flexibility in liquidity management.

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For a temporary period, Primary Dealer banks will be able to sell the Government Domestic Debt Securities (GDDS) that they have bought from the Unemployment Insurance Fund to the CBRT under the terms and limits set by the CBRT, or will be able to increase at certain ratios the liquidity facility offered under OMO in the scope of the Primary Dealership system. This aims at supporting financial stability by containing the likely impacts of the liquidity need of the Unemployment Insurance Fund on the well-functioning of the markets. These GDDS purchases will be out of the scope of the limits set for the OMO portfolio.

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Under the Turkish Lira and foreign exchange operations conducted at the CBRT, asset-backed securities and mortgage-backed securities have been included in the collateral pool. Accepting these securities as collateral will contribute to increasing the liquidity of similar securities issuances and to deepening the capital markets, and also enhance banks’ flexibility in Turkish Lira and foreign exchange market liquidity management.

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The limits for the targeted additional liquidity facilities offered to banks to secure uninterrupted credit flow to the corporate sector will be increased. In addition to the targeted liquidity facilities of repo auctions with maturities up to 91 days and Turkish Lira currency swaps with a maturity of one year, the CBRT will also hold Turkish Lira currency swap auctions with a maturity of six months. Through these swap auctions with six-month maturities, related banks will be provided with Turkish Lira liquidity against U.S. Dollars, euros or gold, at an interest rate 125 basis points lower than the one-week repo rate (i.e. the CBRT’s policy rate).

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To facilitate goods and services exporting firms’ access to finance and to support sustainability of employment, Turkish Lira-denominated rediscount credits for export and foreign exchange earning services will be extended. A total limit of TL 60 billion has been defined for the Turkish Lira-denominated rediscount credits. Of this limit, TL 20 billion has been allocated for credit utilization via Türk Eximbank, TL 30 billion for credit utilization via public banks, and TL 10 billion for credit utilization via other banks. Minimum 70% of the credits to be extended via banks other than Eximbank will be allocated to SMEs. On a firm basis, the maximum amounts of credits have been set at TL 25 million for SMEs and TL 50 million for other firms. Firms that can obtain FX rediscount credits, overseas contracting companies, and firms participating in international fairs will be able to benefit from this credit facility. The interest rate for these credits will be 150 basis points lower than the one-week repo rate, i.e. the CBRT’s policy rate. The maximum commission rate of intermediary banks will be 150 basis points. The credits will have a maximum maturity of 360 days and will be extended on the condition that the export or foreign exchange earning services commitment as well as the employment level as of March 1, 2020 are maintained throughout the credit period. (Note: On May 4th, 2020, the employment level condition was revised. The revised condition requires that average employment level as end of March, June, September, December and the maturing month of the credit should be at least equal to the employment level as end of March 2020.)

Additional measures against the economic and financial impacts of COVID-19 were taken on April 17, 2020 to protect the market depth, strengthen the monetary policy transmission mechanism and support the primary dealer system.

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The maximum limit for the ratio of the OMO portfolio nominal size to the CBRT analytical balance sheet total assets, set at 5% for 2020 in the Monetary and Exchange Rate Policy for 2020 document, has been revised to 10%.

To further support the Primary Dealership system considering its contributions to the deepening of financial markets and to the effectiveness of the monetary policy transmission mechanism, the facility offered to PD banks to sell GDDS to the CBRT has been revised. Accordingly, the CBRT has decided that:

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The limits offered to PD banks for outright sales of GDDS to the CBRT were applied independent of the repo transaction limits and that PD banks were offered a GDDS selling limit that is equal to the repo transaction limits, On August 7, 2020, the CBRT announced that liquidity limits offered to Primary Dealers in the framework of Open Market Operations will be reduced to half of their current limits effective from August 10, 2020. On August 11, 2020, The CBRT announced that these limits will be reduced to zero effective from August 12, 2020.

•	The related purchases will also be carried out within the total maximum limit of 10% set for the OMO portfolio.

•	The GDDS to be purchased and the amount of purchases will be determined by the CBRT and the purchases will be conducted via the quantity auction method.

On March 31, 2020, a TL 60 billion upper limit was announced for Turkish Lira rediscount credits for export and FX earning services. The CBRT announced on June 5th, 2020 that TL 20 billion of this upper limit will be allocated to advance loans against investment commitment in order to support investments in selected sectors that are critical to our country. Advance loans against investment commitment will be extended through development and investment banks to companies holding Investment Incentive Certificates that will invest in selected sectors. Loans will be limited to TL 400 million per firm, and will be used with a maximum 10-year term and 150 basis points below the CBRT policy rate.

The CBRT has decided to temporarily (until the year end) suspend the enforcement of the rule of having adjusted real loan growth rate below 15% for the banks with a real annual loan growth rate above 15% in order to be able to benefit from reserve requirement incentives. The revision will be effective from the calculation date of June 12, 2020 with the maintenance period starting on June 26, 2020 to the calculation date of December 25, 2020. Due to the adverse effects of the COVID-19 pandemic on cash flows, the loan demand of both individuals and firms increased. Measures put into effect ensured the efficient functioning of the credit mechanism and the increased loan demand was met to a considerable extent. This trend is expected to continue for a while during the normalization process, as well. To provide banks with flexibility in meeting the loan demand specific to this period, the CBRT revised the reserve requirement regulation that links the reserve requirement ratios and remuneration rates to loan growth rates.

Fiscal and monetary policies succeeded in containing the effects of the pandemic on the Turkish economy and maintaining productive capacity. In this context, with economic activity normalizing as of early August, the targeted additional liquidity facilities began to be phased out. As part of the normalization process, the CBRT also increased the FX reserve requirement ratios by 300 basis points in July for all liability types and maturity brackets for all banks. It also raised FX reserve requirement ratios for banks fulfilling real credit growth conditions by 700 basis points for precious metal deposit accounts and by 200 basis points in August for all other FX liabilities for all maturity brackets.

Financial Measures Taken by the Banking Regulation and Supervision Agency

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On March 16, 2020, BRSA announced that it examines business continuity and emergency plans regularly on annual basis. In this context, BRSA started to re-examine business continuity plans prepared by banks within the framework of a prudent supervision approach and ensured that all necessary prudential measures have been taken. Contingency plans of banks have been reviewed and following instructions have been given accordingly by BRSA:

•	Determining key staff and their substitutes

•	Preparing scenarios for cases where limited number of units/staff present

•	Building and testing the infrastructure to continue working remotely,

•	Designing contingency plans relating to employees who indicate COVID-19 symptoms or are infected by COVID-19.

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On March 17, 2020, BRSA Board decided that some measures were introduced to mitigate the effects of COVID-19 on the financing conditions of households and non-financial corporate entities. Based on these measures;

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Some flexibility has been given to delays in the loan payments. The current 90-day period for transferring overdue loans to non-performing loans has been extended to 180 days. The measure will be applicable to all standard loans and close monitored loans under stage 1 and stage 2 of the TFRS, including corporate loans, consumer credits, real estate and vehicle loans, as well as personal loans.

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Various other flexibilities were provided for the repayments of the restructured loans. BRSA has also suspended the application of classifying restructured performing loans whose principal and/or interest payment are 30 days past due within an observation period of one year or which are restructured again within that period as non-performing loans.

•	These measures will be in effect until December 31, 2020.

•	BRSA has taken some actions relating to Card Payment and POS/ATM Devices:

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Contactless transaction limits for card payments were increased to TRY 250. Clients were notified about the new limit and encouraged to prefer using contactless transactions, having ATM devices sanitized, and to increase sanitization frequency in areas which are risky (e.g. near hospitals) and highly populated.

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Workplaces were encouraged to prefer contactless transactions on POS devices, informing clients of the available processes in order to finalize transactions without any contact to the payment channel, such as QR Codes.

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Temporary regulations were introduced to offset the impacts of high volatility in interest rates and foreign exchange rates on banks’ own funds, and to enhance the loan restructuring capacity of banks and prevent breaches in regulatory limits.

•	Banks are encouraged to pursue new loan support packages in addition to restructurings.

•	The liquidity coverage ratio will not be binding for commercial and participation banks until December 31, 2020. However, banks will continue to report legal liquidity forms to BRSA.

•	The 30-day period for classifying loans into second stage credits has been extended to 90 days until December 31, 2020 (as of March 27, 2020)

•	The minimum payment amount for credit card loans has been decreased to 20% (as of March 30, 2020).

•	As a response to demands by the Banks Association of Turkey, some other concessions were given to banks by BRSA:

•	Reducing working hours of banks’ branches,

•	Enabling employees to work in shifts in banks’ branches,

•	Limiting number of clients in banks’ branches,

•	Directing clients to ATMs for transactions below TL 5,000,

•	Temporary closure of banks’ branches that are located in hospitals,

•	Enabling bank staff to continue working remotely,

•	Legal deadlines for reporting arising from a number of regulations were postponed for banks and non-bank financial institutions (as of April 2, 2020).

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With respect to the calculation of RWA as an element of the standardized approach for capital requirements, risk weight of FX exposures to central government and central banks has been revised as 0% (As of April 16, 2020).

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To provide flexibility in managing interest-sensitive assets and liabilities and the negative effects of highly volatile market conditions on banking books, the ratio for interest rate risk in banking books will not be binding for banks until December 31, 2020. However, banks will continue to report related forms to BRSA (As of April 16, 2020).

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To minimize the negative impacts of the COVID-19 pandemic on the economy, markets, production and employment and to ensure the effective use of banks’ resources, a new “Asset ratio” has been introduced, effective from May 1, 2020 (as of April 18, 2020). Effective from June 1, 2020, the formula for that ratio has been revised as follows: Asset ratio= Loans+(Securities×0.75)+(Central Bank Swap×0.5)/ TL Deposits+ (FX Deposits×1.75) (as of May 29, 2020). This ratio should be equal to at least 100% for deposit banks and at least 80% for participation banks. On August 1, 2020, some easing was introduced, as the minimums for Asset Ratios for deposit banks and participation banks was reduced to 95% and 75% respectively.

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In order to provide additional funding to the private sector and better utilize TL resources, banks will be limited to 0.5% of their latest own funds in all TL based repo, loan and deposit transactions with foreign financial institutions including their own financial subsidiaries and branches (as of May 5, 2020).

Financial Measures Taken by the Capital Markets Board of Turkey

Supervision

•	The CMB is monitoring the price movements in the stock market closely. Additionally, on the asset management front, it is monitoring the funds to see if there is any stress in liquidity needs.

Price Volatility

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A ban on short selling was initially imposed on February 28, 2020 and, upon the CMB decision of March 2, 2020, it was announced that the ban on short selling would be kept in force until further notice. On June 30, 2020, the CMB removed the short-selling ban for BIST30 companies, effective as of July 1, 2020.

Circuit breakers were tightened.

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The price margin circuit breaker triggering rate and the circuit breaker order collection period applied in the equities traded in BIST Stars and BIST Main Market, as well as the daily price limits applied in the Single Stock and Equity Index Futures traded in the Derivatives Market have been changed as of March 13, 2020 to be valid until a second announcement as decided by the General Directorate.

Business Continuity Plans:

•	Under the Presidential Decree of March 20, 2020, all events and meetings including general assembly meetings were postponed until the end of April.

•	Working part time/splitting shifts/remote access for investment firms was enabled.

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Receiving customer orders via alternative electronic means was enabled, beginning on March 23, 2020 and continuing until a second announcement by the CMB, provided that investment firms obtain verifiable confirmation from clients, relevant recording mechanisms are established to verify orders in the case of conflicts with clients, and clients are adequately notified with respect to transactions. An announcement through investment firm websites was required in order to implement any changes to order reception procedures.

•	Capital market institutions were reminded of the possibility to make applications to the CMB through registered electronic mail.

Reporting and Disclosures

•	The following measures were announced by the CMB on March 23, 2020:

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With respect to investment firms and portfolio management companies, the reporting date for annual financial reports for 2019 and quarterly financial reports for the first quarter of 2020 were delayed until the end of the first month following the reporting deadlines in capital market legislation.

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The reporting date for annual financial reports of investment funds for 2019 and the disclosure date of quarterly financial reports of pension funds for the first quarter of 2020 were delayed until April 30, 2020.

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With respect to corporations whose capital market instruments are being traded on an exchange or organized market, the reporting date for quarterly financial reports for the first quarter of 2020 were delayed by 30 days following the reporting deadlines defined in capital market regulation.

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With respect to corporations that are subject to capital market legislation but the capital market instruments of which are not being traded on an exchange or organized market, the reporting date for undisclosed financial reports for 2019 were delayed until the end of the first month following the reporting deadlines in capital market legislation.

Other Financial Measures

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According to the package announced by the Minister of Industry and Technology, KOSGEB (the agency that supports and develops SMEs) will support up to TL 6 million per enterprise for local production of disinfectant, protective clothing, protective glasses, masks and gloves.

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According to President Erdoğan’s statement, “continuous working credit support” will be provided in order to meet companies’ working capital needs. The “tradesperson card” support will be provided with a 3-month grace period and a 12-month maturity with a limit of TL 25,000 and additional credit lines with the same amount of personnel expenditures will be available.

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Within the scope of the Treasury Backed Credit Guarantee System (“TBCGS”), SMEs and large firms are supported with respect to working capital needs, and low-income individuals are supported for basic consumption needs. 96% of Credit Guarantee Fund support was allocated to SMEs as of June 17, 2020.

During the pandemic, by introducing an amendment to Law No. 4749, total potential credit volume was increased to TL 457.69 billion. TL 297.90 billion worth of the credit program was allocated up to June 17, 2020 to the following beneficiaries:

•	TL 168.30 billion allocated to all types of SMEs,

•	TL 45.80 billion allocated to large companies,

•	TL 33.34 billion allocated to Turk Eximbank in order to finance exporter companies,

•	TL 50.46 billion allocated to low-income households.

The remaining potential assignable credit volume is not allocated to specific beneficiary types as of yet, and it will be utilized according to the economic effects of the pandemic and market ongoing needs.

Measures Announced by Public Banks

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Within the scope of the Economic Stability Shield support, Ziraat Bank, Halkbank and Vakifbank will provide a loan with a 7.5% interest rate and a 36-month maturity, in order to meet the financing needs of the real sector. The upper limit of the loans will be TL 10 million for companies with a turnover up to TL 25 million. Companies with a turnover between TL 25-125 million will be able to use loans up to TL 25 million, and companies with a turnover over TL 125 million up to TL 100 million. Treasury backed KGF funds will be made available to the companies that lack collateral for the loans on condition that these companies have not reduced the number of their registered employees as of the end of February.

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In addition, Ziraat Participation and Vakif Participation banks will also offer an annual financing rate of 7.5%, a total of 36 months with a 6-month grace period for businesses that have not reduced the number of registered employees as of the end of February. The upper limit of the loans will be the same as those of public banks.

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For the loans used by Halkbank and Ziraatbank, if a tradesperson or craftsperson requires support, principal and interest payments, whose maturities will come in April, May and June 2020, will be postponed for 3 months without additional interest.

•	Halkbank and Ziraatbank will offer their customers the opportunity to restructure their loans with a suitable term, with a grace period of up to 6 months.

•	Halkbank and Ziraatbank will be able to extend the grace period for seasonal sectors, such as tourism, up to 12 months.

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Companies paying staff salaries through Halkbank and Ziraat Bank will be given an additional credit limit, as much as staff salary expense over the next 3 months, provided that they do not reduce their employment compared to the end of February 2020.

•	In order to pay checks on credit received by credit customers of Halkbank and Ziraatbank, additional credit limits will be allocated to companies by increasing their general credit limits.

•	To meet working capital needs, corporate card limits of companies working with Halkbank and Ziraatbank will be increased.

•	Vakifbank will provide flexibility for all credit installments and payments of companies until June 30, 2020, including end-of-March interest payments.

•	Vakifbank will provide businesses with a long-term loan up to 3 months’ salary in order to meet their loan demands for employment protection.

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Vakifbank will ensure that the existing loans of the enterprises are restructured in accordance with their cash flows and according to their sectoral status. The sector-specific loans, including tourism and urban public transportation, will be structured periodically for up to 12 months.

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In order to facilitate the public payment obligations of companies, such as taxes and social security, Vakifbank will increase its cash management limits, and will allow installments up to 12 months for payments from these limits.

•	Vakifbank will increase its cost-free supply capacities by increasing the limit for Business Cards owned by companies.

•	Vakifbank BankoÇek will help reduce cash needs and provide cost-free financing through the introduction of banking guarantee facilities by increasing the limit and prevalence of its product.

•	Vakifbank will be able to postpone installments and credit card payments of retail credit customers for up to 3 months.

•	On June 1, 2020, Vakifbank, Halkbank and Ziraat Bank announced 4 new loan packages in order to boost economic activity.

Deferring in payments and criminal proceedings

•	Receivables from KOSGEB’s reimbursement for loans will be postponed for 3 months, and projects will be given an additional 4 months.

•	The failure to pay the rental price for working places between March 1, 2020 and June 30, 2020 will not constitute a reason for the termination of the rental contract and evacuation of the lease.

•	Restructuring or disbursement of new loans will not create legal or criminal liability.

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With an amendment made to the Cheques Law, the execution of the sentences of those convicted for cheques-related crimes committed on or before March 24, 2020 will be stopped. The convicted individual will pay one-tenth of the unpaid portion of the check price to the creditor within three months after the release date. If he pays the remaining portion in 15 equal installments every two months from the end of the three-month period, the criminal conviction will be dropped. If one-tenth of the unpaid part of the check price is not paid within 3 months from the date of execution, the execution of the verdict will be decided upon the petition of the creditor. If the convicted individual does not pay one of the installments in the given time period, this installment that they did not pay will be added as an installment at the end of the period. In the case of and individual not paying one of the remaining installments, the court will decide on the execution of the sentence upon the complaint petition of the creditor.

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Initiation of a lawsuit, initiating enforcement proceedings, applications, complaints, objections, warnings, notifications, submissions and timeout periods, deprivation times and mandatory administrative application periods, as well as the periods determined by the judge in the Administrative Judicial Procedure Law, the Criminal Procedure Code and the Law on Civil Procedure and other laws including procedural provisions, were suspended between March 13, 2020 until April 30, 2020.

•	All enforcement and bankruptcy proceedings, follow-up procedures, new enforcement and bankruptcy follow-up requests, except for subsistence cases, were suspended from March 22, 2020 to April 30, 2020.

•	A “Force Majeure” note will be put on the Credit Registry of the firms that have defaulted in April, May and June.

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Pursuant to a Decision of the Ministry of Treasury and Finance, Value Added Tax and Income Tax payment periods have been extended to April 24, 2020 and April 30, 2020, respectively. No tax share deductions will be made from municipalities against their liabilities of around TL 3 billion for the April, May and June period.

•	The easement rights and revenue share payments related to hotel rentals for April, May and June were postponed for 6 months.

Measures and Policy Considerations Regarding State Owned Enterprises

Containment Measures

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After the first case of COVID-19 in Turkey was reported on March 10, 2020, a Presidential Circular was issued allowing civil servants to work from home and to work flexibly. The measures apply to all public sector employees, including those who are employed by state owned enterprises (SOEs), regardless of the contractual arrangement. The Presidential Circular allowed public employees to work in shifts to ensure continuity of essential services. When working in shifts, those who are not working are considered to be on administrative leave. Principles and procedures for the implementation of flexible working measures are determined by the heads of public institutions and the general directors of SOEs. During this period, SOEs are allowed to hold all kinds of meetings including boards of directors meetings though remote participation. All SOEs returned their usual working hours as of June 1, 2020, with some flexibility.

Budget Measures

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Knowing that the COVID-19 outbreak and its containment measures may put corporate balance sheets of SOEs under pressure, cash flows of SOEs are being closely monitored in this period in order to detect any liquidity problems. Capital injections to SOEs are provided in accordance to the planned calendar. No additional capital injection due to COVID-19 pandemic has been provided yet. However, around TL 3.5 billion of dividend payments of some SOEs (DHMİ, MKEK, ETİ MADEN) which were expected to be received in 2020 have been postponed to 2021. In addition, upon the request of Turkish Petroleum Corporation (“TPAO”), the Treasury Levy, a monthly payment equivalent to 10% of company’s gross sales, for the April- December 2020 period has been postponed to 2021.

Unforeseen State Ownership

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On March 18, 2020, the President announced the “Economic Stability Shield Program” in order to balance the adverse effects of the COVID-19 outbreak. The package includes support for businesses including deferral of value-added tax and social security payments and postponement of debt repayments for companies affected by the crisis for a minimum of three months. The interventions for private firms relating to COVID-19 have so far mostly focused on illiquidity. Taking equity stakes in companies in financial distress could be an option, but no nationalization (extension of state ownership) by these means has been undertaken so far, and there is no intention to do so.

Sectoral Effects

Effects on SOEs Operating in Transport Sector

The COVID-19 pandemic restricted the movement of passengers and freight transport significantly all over the world and adversely affected nearly all transportation modes. The pandemic reduced the revenue of the SOEs in the transportation sector, especially State Airports Authority (DHMI), Turkish State Railways (TCDD) and the General Directorate of Coastal Safety (KEGM).

•	GENERAL DIRECTORATE OF STATE AIRPORTS AUTHORITY (DHMİ)

Airline freight and passenger transportation attracts attention as one of the most disrupted and most adversely affected transportation modes. As of March 27th, domestic flights except for some flights from Ankara and İstanbul to some metropolitan cities and all international flights were suspended. Domestic flights resumed on June 1, 2020 and international flights resumed gradually beginning from June 10. Due to the decrease in the revenue and deterioration in the cash flow, dividend payment to central budget for 2020 has been postponed in order to support the fiscal status of the enterprise.

•	GENERAL DIRECTORATE OF TURKISH STATE RAILWAYS (TCDD) AND TURKISH STATE RAILWAYS TRANSPORT COMPANY (TCDD TAŞIMACILIK A.Ş.)

The decline in the number of passenger trains due to the travel restrictions and the decrease in the travel demand due to the pandemic have negatively impacted the income of TCDD. Also as the main infrastructure investor in Turkish railways, TCDD pays special attention to the procedures to be followed against COVID-19 in its construction projects since a possible loss of workforce would cause disruptions in project schedules.

TCDD Transport, a subsidiary company of the TCDD, also suffered due to COVID-19 as passenger revenue declined. However, railway freight transport has been relatively less affected by the pandemic and passenger rail has come to the fore as the preferred mode of passenger transportation. There has been a considerable increase in demand for railway freight transport in the eastern corridor after the temporary closure of Turkey’s customs gates with Iran and Iraq.

•	GENERAL DIRECTORATE OF COASTAL SAFETY (KEGM)

General Directorate of Coastal Safety (KEGM) is responsible for assisting and improving the safety of navigation of freight and passenger ships in Turkish Waters, especially in Turkish Straits.

As international trade declined and the volume of ship traffic decreased in Turkish Straits, KEGM’s revenues fell. However, as the Enterprise’s revenue is mostly in foreign currency, KEGM expects to partially compensate this decline with the increase in exchange rate over the last months.

•	Effects on SOEs Operating in Energy Sector

The COVID-19 pandemic, which reached Turkey in March of 2020, had a significant impact on electricity consumption. While the electricity consumption in January and February increased by more than 3% compared to the same period last year, the consumption in March was similar to March 2019 and the consumption in April 2020 decreased by 18% compared to the same month in previous year.

A decrease in electricity consumption affects electricity generation. In this context, imported coal-based electricity generation decreased by 26% and natural gas-based electricity generation decreased by 50% compared to 2019 and the first 3 months of 2020.

•	Effects on SOEs Operating in Coal Sector

The COVID-19 pandemic also affected the hard coal production in Zonguldak region. Coal production was suspended between March 31—June 1, 2020 in the coal mines of the Turkish Hard Coal Company. On the other hand, lignite production has continued uninterrupted.

Measures taken regarding social security and labor markets are as follows:

•	Layoffs are banned for 3 months initially, and it is extended one more month. During the ban, a subsidy from the Unemployment Insurance Fund is introduced for affected workers.

•	Eligibility conditions for short-time work allowance are loosened. In addition, the period for short-time work allowance due to the COVID-19 pandemic is extended from end of June to end of July.

•	The social security contributions relating to the April-June period were postponed for 6 months.

•	TL 1000 cash assistance was provided to people in need.

•	Minimum amount of pension is raised to TL 1,500.

Other Measures Taken by the Government in Various Areas During the Pandemic Process

On March 30, 2020, President Erdoğan launched a National Solidarity Campaign to aid fight against COVID-19, donating seven of his monthly salaries to the initiative.

On April 10, 2020, 48-hour curfew was imposed in 31 provinces beginning at midnight as part of measures to stem the spread of COVID-19. The curfew is ordered in the capital Ankara, Adana, Antalya, Aydin, Balikesir, Bursa, Denizli, Diyarbakir, Erzurum, Eskisehir, Gaziantep, Hatay, Istanbul, Izmir, Kahramanmaras, Kayseri, Kocaeli, Konya, Malatya, Manisa, Mardin, Mersin, Mugla, Ordu, Sakarya, Samsun, Sanliurfa, Tekirdag, Trabzon, Van and Zonguldak.

On April 14, 2020, President Recep Tayyip Erdogan announced that curfews would continue to be imposed every weekend until the pandemic subsides with the next curfew to be imposed on April 18-19, 2020.

On May 4, 2020, President Erdoğan revealed the next steps to start post-COVID-19 normalization. According to the normalization plan, travel restrictions were lifted from seven cities, namely Antalya, Aydin, Erzurum, Hatay, Malatya, Mersin, and Mugla. Moreover, hair salons and shopping malls were reopened as of May 11, 2020, and people over age 65 were allowed to go outside for four hours a day starting on May 10, 2020. As of May 13, 2020, children up to age 14 were able to go out within walking distance of their houses from 11 a.m. till 3 p.m., and people age 15-20 will be able to go out as of May 15, 2020 under the same conditions. He also noted that that the National Solidarity Campaign to raise money to fight the virus and its impact had netted some TL 1.91 billion (U.S.$271 million) in donations.

On May 9-10, 2020, a two-day curfew was imposed in 24 provinces. Curfew was effective in the capital Ankara as well as Adana, Balikesir, Bursa, Denizli, Diyarbakir, Eskisehir, Gaziantep, Istanbul, Izmir, Kahramanmaras, Kayseri, Kocaeli, Konya, Manisa, Mardin, Ordu, Sakarya, Samsun, Sanliurfa, Tekirdag, Trabzon, Van and Zonguldak.

On May 11, 2020, travel restrictions were lifted from additional 9 cities, namely Adana, Diyarbakir, Mardin, Trabzon, Ordu, Denizli, Kahramanmaraş, Şanliurfa ve Tekirdağ.

On May 16-19, 2020 a four-day curfew was imposed in 15 provinces, namely Ankara, Balikesir, Bursa, Eskisehir, Gaziantep, Istanbul, Izmir, Kayseri, Kocaeli, Konya, Manisa, Sakarya, Samsun, Van and Zonguldak.

On May 23-26, 2020 a four-day nationwide curfew was imposed during the Muslim Eid holiday.

On May 28, 2020, President Recep Tayyip Erdoğan announced the next steps on post- COVID-19 normalization. According to the announcement, all intercity travel restrictions will be lifted and civil servants on administrative leave or working remotely will return to their workplaces as of June 1, 2020. Moreover, as of June 1, 2020, enterprises such as restaurants, patisseries, cafes, tea gardens, swimming pools, and hot springs (excluding places of entertainment) will reopen; the motorway service area will begin to serve; beaches, parks, gardens, driving courses, restaurants, archaeological sites, libraries, youth centers and camps, and museums in Turkey will reopen; and daycare centers and kindergartens will reopen. According to the announcement, restrictions on individual sports have ended, while restrictions on sea tourism, fishing, and transportation were also lifted within the determined rules. Curfew on children under age 18 was lifted on Wednesdays and Fridays between 2 p.m. to 8 p.m. According to the announcement, the curfew is set to continue for people over age 65 except Sundays between 2 p.m. to 8 p.m.

On May 28, 2020, a two-day curfew was declared in 15 provinces, to be imposed on May 30-31, 2020. The curfew was to be in effect in Ankara, Istanbul, Izmir, Balikesir, Bursa, Eskisehir, Gaziantep, Kayseri, Kocaeli, Konya, Manisa, Sakarya, Samsun, Van and Zonguldak.

On June 1, 2020, domestic flights resumed as part of the normalization process, with the first flights coming from Istanbul to major cities of Ankara, Izmir, Antalya, and Trabzon provinces.

On June 4, 2020, Turkey reopened its customs gates with Iran and Iraq after months of closure due to COVID-19.

On June 11, 2020, Turkey lifted restrictions on entrances and exits for Turkish citizens and foreign nationals, except for the country’s land border with Iran. Moreover, on the same day, 14-day home quarantine was lifted for Turkish expats visiting the Republic. The Istanbul Airport partially resumed on to international flights, which had been suspended for two months, as part of the normalization process from the COVID-19 pandemic. Turkey’s national flag carrier Turkish Airlines began scheduling flights again from Istanbul Airport to Germany, the UK and the Netherlands.

On June 12, 2020, Turkey’s top-tier football league resumed after a three-month break due to the COVID-19 pandemic.

On June 18, 2020, Turkey made it mandatory for people to wear face masks in public in three more provinces as part of measures to curb spread of the virus. With these new measures, wearing masks has become mandatory in 45 provinces.

As of June 22, 2020, those not wearing a mask in cities where they are compulsory would be fined TL 900 (U.S.$131).

On June 27, 2020, a partial curfew was imposed as nationwide university entrance exams were held. The curfew started 9:30 a.m. (0630GMT) and ended on 3:00 p.m. (1200GMT). The following day, June 28, 2020, another partial curfew was imposed as the second day of nationwide university entrance exams were held. The curfew started at 9:30 a.m. (0630GMT) and ended at 6:30 p.m. (1530GMT).

On July 21, 2020, working hour restrictions that were imposed for certain businesses due to the COVID-19 pandemic, such as restaurants, cafes, coffeehouses, tea houses and clubhouses, were lifted.

On August 5, 2020, the Ministry of Interior ordered the provincial administrations to step up inspections to identify violations of rules to stem the spread of COVID-19, from social distancing to the wearing of protective masks. On August 6, 2020 and August 11, 2020, the Government held a massive nationwide inspection into the implementation of COVID-19 measures.

As of August 17, 2020, citizens who are 65 years of age and above or those suffering from chronic diseases in the Turkish capital Ankara were restricted access to weddings, funerals, condolences, marketplaces and social activities. As part of measures in Ankara, public transport and taxis were required to place a fiberglass separator in vehicles between drivers and passengers.

On August 26, 2020, the Government introduced certain restrictions for some social activities in 14 provinces, including the ones among the most-populated provinces of the country such as Ankara, Bursa, Adana, Konya, Şanliurfa, Gaziantep, Diyarbakir and Kayseri. The Interior Ministry’s relevant Circular stated that weddings would be limited to one hour, the chairs in wedding halls would be rearranged per social distancing rules, the dance floors would be closed and all kinds of food and beverage service and catering -except packaged water service- would be prohibited in the 14 provinces. The Circular also stated that citizens aged 65 and over and children under the age of 15 who were not first or second-degree relatives of the bride and groom would be prohibited from attending weddings and related ceremonies.

On September 2, 2020, the Interior Ministry sent a circular on expanding virus restrictions from 14 to all of the 81 provinces in the country.

On September 7, 2020, standing passengers in public transportation were prohibited.

On September 8, 2020, the Interior Ministry sent a circular which mandated the wearing of masks in all public areas. In addition, according to the circular, no music (including live music, recordings, etc.) will be allowed under any circumstances in restaurants, cafes, hotels, and all similar food and beverage or entertainment venues after 00:00.

POLITICAL CONDITIONS

On June 4, 2020, a CHP deputy and two HDP deputies were sentenced for “being part of an armed terrorist group” and “leaking state secrets” a day after the parliament revoked their seats. Parliamentary status of these deputies has been removed due to the finalized sentences given by the courts.

The following table sets forth the composition of the Assembly by total number of seats as of September 14, 2020:

Number of Seats
Justice and Development Party (AKP)	291
Republican People’s Party (CHP)	138
Peoples’ Democratic Party (HDP)	56
Nationalist Action Party (MHP)	48
İYİ Party	38
Turkish Workers Party	2
Grand Unity Party	1
Democracy and Progress Party	1
Democratic Party	1
Democratic Regions Party	1
Felicity Party	1
Novelty Party	1
Independent	7

Total	586

Source: The Grand National Assembly of Turkey

FOREIGN POLICY AND INTERNATIONAL RELATIONS

On April 3-4, 2019, Turkish Foreign Minister Mevlüt Çavuşoğlu visited Washington to attend the NATO Foreign Ministers Meeting.

On May 6, 2019, President Erdoğan received Secretary General of NATO Jens Stoltenberg and he attended the North Atlantic Council Mediterranean Dialogue Meeting in Ankara. On October 11, 2019, President Erdoğan received Secretary General of NATO Jens Stoltenberg in Istanbul. On December 4, 2019, President Erdoğan attended the NATO Leaders Meeting in London.

The European Union and the United Kingdom

On March 13-15, 2019, Minister Çavuşoğlu visited Brussels to attend the 3rd Brussels Conference on Syria and Turkey — European Union (“EU”) Association Council Meeting. The Association Council, the highest decision-making body of the Turkey — EU Association relations, held its 54th meeting after an interval of four years. Taking stock of the accession strategy, the Association Council discussed Turkey — EU bilateral relations under the Association Agreement and the Customs Union.

On June 3, 2019, President Erdoğan received EU Commissioner for Migration, Home Affairs and Citizenship, Dimitris Avramopoulos, at Vahdettin Mansion in Istanbul.

On July 15, 2019, The European Council decided to suspend negotiations on the Comprehensive Air Transport Agreement and agreed not to hold the Association Council and further meetings of the EU-Turkey high-level dialogues for that time being. The Council also endorsed the Commission’s proposal to reduce the pre-accession assistance to Turkey for 2020 and invited the European Investment Bank to review its lending activities in Turkey, notably with regard to sovereign-backed lending.

President Erdoğan and Greek Prime Minister Kyriakos Mitsotakis held bilateral meetings during the UN General Assembly on September 25, 2019, and at the NATO Leaders Summit in London on December 4, 2019. During these meetings, the leaders reviewed all aspects of bilateral relations between Turkey and Greece and exchanged their views on regional and international developments.

On October 4, 2019, Minister Çavuşoğlu met with Interior Minister Horst Seehofer of Germany and EU Commissioner Dimitris Avramopoulos for Migration, Home Affairs and Citizenship.

On October 14, 2019, EU countries agreed to limit arms exports to Turkey over Turkey’s Operation Peace Spring into northern Syria.

On November 11, 2019, the European Council stated that it adopted a framework of restrictive measures in response to Turkey’s drilling activities in the Eastern Mediterranean. According to the press release issued by the European Council, the framework would make it possible to sanction individuals or entities responsible for or involved in drilling activities of hydrocarbons in the Eastern Mediterranean. Possible sanctions would include a travel ban to the EU and asset freezes for persons and entities. In addition, EU persons and entities would be forbidden from making funds available to the sanctioned individuals and entities. To date, there has still not been any announcements related to possible specific sanctions on the Turkish individuals and entities. The Ministry of Foreign Affairs of the Republic of Turkey, with a statement on November 11, 2019, reconfirmed that Turkey will continue to assert its rights under international law as well as the rights and interests of Turkish Cypriots.

On November 11, 2019, Minister Çavuşoğlu held a bilateral meeting with the President of the European Parliament David Sassoli in Brussels.

After the new European Commission and the political leadership took helm, the high-level contacts between the presidents of the EU institutions and Turkish government got accelerated. On her first day of tenure, December 1, 2019, President of the European Commission Ursula von der Leyen gave a phone call to President Erdoğan. During the phone conversation, two leaders exchanged views about the Turkey-EU relations as well as the regional developments.

On December 6, 2019, President Erdoğan met with Vice-President of the EU Commission, Mr. Margaritis Schinas and Commissioner in charge of Home Affairs Ms. Ylva Johansson in Ankara.

On January 11, 2020, President Erdoğan met Mr. Charles Michel, President of the EU Council in İstanbul. The meeting was the first one between the two and created an opportunity to take stock of Turkey-EU relations in general as well as an overall exchange of views on regional developments, specifically the recent situation in Syria as well as the migration pressure on Turkey.

On January 13, 2020, President Erdoğan and Italian Prime Minister Conte had a meeting in Istanbul. During the meeting, the two leaders mainly discussed the developments in Libya and reviewed the situation in Syria and bilateral relations between Turkey and Italy.

On January 24, 2020, President Erdoğan met with German Chancellor Merkel in Istanbul. During the joint press conference after the meeting, President Erdoğan stated that the leaders reviewed the bilateral relations between Turkey and Germany and discussed regional developments with a focus on Libya and Syria. President Erdoğan also stated that the dialogue between the two countries on regional issues would continue.

On February 27 2020, the European Council agreed to impose “sanctions” on two Turkish officials in relation to Turkey’s drilling activities in the Eastern Mediterranean. The decision was declared null and void by the Ministry of Foreign Affairs of Republic of Turkey with a press release dated February 28, 2020.

On March 3, 2020, UK Foreign Secretary Dominic Raab paid an official visit to Ankara to hold talks with Minister Çavuşoğlu and to demonstrate the UK’s support for Turkey’s efforts in Syria. On the margins of the talks, both sides underlined importance of signing a Free Trade Agreement between the two countries, which would enter into force after the transition period.

On March 4, 2020, Charles Michel, President of the EU Council, met with President Erdoğan in Ankara. The two leaders addressed the developments in Syria, Idlib in particular, as well as Turkey-EU relations during their meeting.

On the same date, High Representative and the Vice-President of the EU Commission Mr. Josep Borrell Fontelles paid a visit to Turkey and met with Minister Çavuşoğlu.

Commissioner in charge of Crisis Management Mr. Lenarcic visited Gaziantep and held bilateral contacts with the local authorities on March 4, 2020.

On March 9, 2020, President Erdoğan met Mr. Michel, President of the EU Council and Ms. von der Leyen, President of the European Commission in Brussels, upon the invitation of the EU Council President. This was the first Leaders Meeting between the President of the Republic of Turkey and the Presidents of the EU Council and the Commission after nearly two years. Turkey-EU relations as well as the latest developments in Syria, particularly Idlib, and the refugee issue as well as other regional and global matters were addressed during the meeting.

On May 11, 2020 and on July 1, 2020, President Erdoğan held a phone call with German Chancellor Merkel and discussed opportunities for cooperation in the fight against COVID-19, steps to be taken in the post-pandemic period, as well as bilateral relations and regional issues.

European Commission’s 2019 Report

The European Commission published the 2019 Enlargement Package, including Country Reports of all candidate and potential candidate countries on May 29, 2019. In almost all areas, from political to economic criteria as well as acquis alignment, the 2019 Report was in line with the previous year’s. Although the Report noted the General Affairs Council conclusions of June 2018, it also underlined that Turkey is a key partner for the EU and a candidate country, with which dialogue in areas of joint interest have continued. In this respect, the importance of high level dialogue in critical areas such as foreign and security policy, counter terrorism, economy, energy and transport were underlined. The positive results of the Turkey-EU cooperation on migration have been confirmed in the Report. Moreover, the high level of integration in terms of trade between Turkey and the EU and the fact that the EU is Turkey’s largest trade partner while Turkey is the EU’s fifth have been stated. The Report also noted that Turkey has reached, to varying extents, a good level of alignment in 22 Chapters and achieved progress at various levels in 20 Chapters during the past year.

Brexit

The United Kingdom (the “UK”) departed the EU on January 31, 2020, in accordance with the revised withdrawal agreement agreed upon by the EU and the UK in October 2019 (“Brexit”). The transition period for negotiating the future relationship between the UK and EU began on February 1, 2020 and will end on December 31, 2020. The UK and the EU can jointly agree, on a one-off basis before July 2020, that the transition period be extended by one or two years. However, the UK government has stipulated in the ratification act to the withdrawal agreement that it will waive this option. If no agreement on the future relationship is reached, trade between the EU and the UK, with the exception of Northern Ireland, would be governed by the rules of the World Trade Organization.

During the membership of the UK to the EU until October 31, 2019, the institutional and legal framework of the trade and economic relationship between Turkey and the UK government was the Customs Union between Turkey and the EU.

The Customs Union, which is a unique model between Turkey and the EU on a global scale, is currently established mainly on trade of goods between Turkey and the EU member countries. Its legal structure as well as implementation does not include financial transactions and capital movements. Thus, it has to be underlined that with regards to Brexit, finance and capital movements between the two countries will fall outside of the scope of the Customs Union due to the fact that the Customs Union includes solely trade and is established on the exchange of products based on customs/tariff exemptions produced on Turkish territory and EU member states. As of today, in terms of Turkish exports, the UK is the number two market and Turkey’s sixth trade partner. The total volume of bilateral trade between the two countries was U.S.$16.3 billion in 2019.

With regard to trade, from the onset of Brexit negotiations, Turkey began an in-depth analysis of the potential effects of Brexit on the Turkish economy as well as its trade with the UK. Currently, there is an institutional platform between the Republic and the UK on trade matters described as the “UK-Turkey Trade Working Group.” The aim of the UK-Turkey Trade Working Group is to analyze and to develop suggestions for the potential future trade deal to be implemented between the Republic and the UK after Brexit is finalized.

Both the EU Commission and the UK’s focus is on finalizing the future trade deal to be signed between the EU and the UK. Thus, Turkey’s future trade deal with the UK is expected to be finalized after the transition period. Due to COVID-19, opinions in the EU and the European Parliament have begun to tilt towards the extension of the transition period. Nevertheless, when Brexit is finalized, the UK government has officially conveyed its intention that Turkey is expected to be among the first countries with which the UK will sign a new trade deal.

United States

On January 3, 2018, a jury in New York federal court found Mehmet Hakan Atilla, a former executive at Turkey’s majority state-owned Halkbank, guilty on charges that included bank fraud, conspiracies to evade U.S. sanctions against Iran and to commit money laundering. He was found not guilty on money laundering. In a statement made after the verdict, counsel for Mehmet Hakan Atilla announced their intent to appeal. Mehmet Hakan Atilla’s sentencing, originally set for April 11, 2018, was first postponed to May 7, 2018 and then to May 16, 2018. On May 16, 2018, a New York judge sentenced Mehmet Hakan Atilla to 32 months in prison for his participation in a scheme to violate U.S. sanctions on Iran. Mehmet Hakan Atilla was released on July 19, 2019. On October 15, 2019, the U.S. Department of Justice announced that the indictment prepared by the New York South District Prosecutor’s Office regarding Halkbank was accepted. Halkbank was charged in a six-count indictment with fraud, money laundering, and sanctions offenses related to the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. The case has been assigned to District Judge Richard M. Berman, who was also the judge in Hakan Atilla’s trial. The first hearing was held on March 31, 2020, where Halkbank pleaded not guilty to the charges against it.

On January 3, 2019, Representatives of Turkey’s foreign and defense ministries and the Defense Industry Presidency met with a visiting U.S. delegation in Ankara. In the meeting, the U.S. presented its proposal to Turkey for the sale of a Patriot missile system.

On January 14, 2019, President Erdoğan and U.S. President Donald Trump discussed, by phone, recent developments in Syria and bilateral relations. Stating that Turkey welcomes President Trump’s decision to withdraw from Syria, President Erdoğan noted that Turkey, in this regard, stands ready to lend support to the U.S. President Erdoğan and President Trump also discussed the possibility of forming a terror-free safe zone in the north of Syria on the basis of Syria’s territorial integrity. President Erdoğan emphasized that Turkey supports the Kurdish people and that Turkey’s goal is to fight against terrorist organizations DAESH, the PKK and the PKK’s Syrian branches, which pose a threat to Turkey’s national security. The two leaders also agreed to advance the bilateral economic relations. No policy commitments were made as a result of these discussions.

On February 21, 2019, President Erdoğan and President Trump held another phone call during which they agreed that the U.S. decision to withdraw from Syria should be implemented in line with their common interests and in a way that would cause no harm to the two nations’ mutual goals. The two leaders also reached a consensus to achieve the goal of U.S.$75 billion in trade volume and agreed that the bilateral economic relations should be further enhanced.

On April 29, 2019, President Erdoğan and President Trump held another phone call during which they reaffirmed the goal of U.S.$75 billion in trade volume and they discussed bilateral and regional issues.

In December 2017, Turkey agreed to acquire a U.S.$2.5 billion S-400 air and missile defense system from Russia. At the time the transaction was announced, the Pentagon indicated that, as a result of the transaction, Turkey risked expulsion from the F-35 program under which the country stands to acquire 100 fighter jets from the U.S., and sanctions under a law known as CAATSA that targets transactions with the Russian defense industry. On June 10, 2019, the U.S. House of Representatives passed a resolution calling on the Turkish government to cancel the acquisition of the S-400 missile system. The initial delivery to Turkey of supplies and materials relating to the Russian defense system took place in July 2019. On July 17, 2019, the White House and the U.S. Department of Defense announced that Turkey will be removed from the F-35 program due to the procurement of the S-400 air and missile defense system.

On June 29, 2019, President Erdoğan met with President Trump at the G20 Leaders’ Summit held in Osaka, Japan. The two leaders discussed bilateral ties, trade volume, and regional issues including the recent developments in Syria. President Erdoğan stated that there are steps that have already been taken and are to be taken by the two countries in defense industry. Regarding the S-400 missile system, President Trump noted that Turkey wasn’t treated fairly. President Trump said that they have a complicated situation and indicated that Turkey and the U.S. are looking at different solutions, noting that Turkey is a NATO member and a friend of the U.S. At the press conference held after the bilateral meeting, the two leaders announced the goal of increasing bilateral trade volume to U.S.$100 billion.

On August 5-7, 2019, Turkish and the U.S. military delegations came together regarding establishment of a safe zone in the north of Syria. At the end of the talks, the delegations agreed on the rapid implementation of initial measures to address Turkey’s security concerns; to set up, as soon as possible, a joint operations center in Turkey to coordinate and manage the establishment of the safe zone together; and that the safe zone shall become a peace corridor, and that any additional measures shall be taken for displaced Syrians to return to their country.

On September 6-10, 2019, a U.S. delegation headed by the U.S. Secretary of Commerce Wilbur Ross visited Istanbul and Ankara as part of efforts to boost bilateral trade between Turkey and the U.S. Alongside meetings with several business associations such as the Foreign Economic Relations Board and the Turkish Industry and Business Association, Secretary Ross had separate meetings with the Turkish Minister of Treasury and Finance Berat Albayrak and Minister of Trade Ruhsar Pekcan. President Erdoğan also received Secretary Ross and his accompanying delegation. In the aftermath of the visit, the parties decided to advance efforts to increase bilateral trade by focusing on the priority sectors to be jointly determined by both countries.

On October 6, 2019, President Erdoğan and President Trump exchanged views, by phone, on bilateral relations as well as the planned safe zone east of the Euphrates River. President Erdoğan stated that a safe zone was a must for creating the conditions for the elimination of the terror threat posed by the PKK-YPG and for the return of Syrian refugees to their country. Upon President Trump’s invitation, the two leaders decided to meet in November in Washington, D.C.

On October 14, 2019, the U.S. Treasury Department announced sanctions on two Turkish ministries (Ministry of National Defense and Ministry of Energy and Natural Resources) and three senior government officials (Minister of National Defense Hulusi Akar, Minister of Energy and Natural Resources Fatih Dönmez and Interior Minister Süleyman Soylu) over Turkey’s anti-terror operation in northeastern Syria. The two Ministries and three Ministers have been designated pursuant to an Executive Order of October 14, 2019. This Executive Order and OFAC’s (Office of Foreign Assets Control) regulations generally prohibit all dealings by U.S. persons or persons within (or transiting) the U.S. that involve any property or interest in property of blocked persons. According to the official statement by the U.S. Treasury Department, OFAC is prepared to issue authorizations, such as general or specific licenses, as appropriate, to ensure that these “sanctions” do not disrupt Turkey’s ability to meet its energy needs. Additionally, OFAC issued three General Licenses simultaneously with the Executive Order of October 14, 2019. One of these three licenses authorizes official activities of the United Nations involving the Ministry of National Defense or the Ministry of Energy and Natural Resources of the Government of Turkey.

On October 17, 2019, Minister Çavuşoğlu met with a U.S. delegation including U.S. National Security Advisor Robert O’Brien and James Jeffrey, the U.S. special envoy for the anti-DAESH coalition. In addition, President Erdoğan also received a visit from a delegation headed by U.S. Vice President Mike Pence on October 17, 2019. As a result of these meetings, Turkey and the U.S. reached an agreement shortly thereafter. According to that 13-point agreement, the U.S. was to make sure that the terrorist organization YPG withdrew from the declared safe zone within 120 hours. In return, Turkey agreed to pause Operation Peace Spring for 120 hours. Within the 120-hour timeframe, the agreement required that the weapons in the hands of the YPG were to be re-collected, their fortifications and fighting positions were to be destroyed and they were to be removed from the 30-km declared safe zone. Upon the completion of this process, Turkey agreed to halt Operation Peace Spring and the safe zone would be left to the Turkish Armed Forces’ control. According to this agreement with the U.S., upon the completion of this process all “sanctions” against Turkey would be lifted. On October 23, 2019, the U.S. Department of the Treasury’s Office of Foreign Assets Control removed “sanctions” imposed on the Government of Turkey’s Ministry of National Defense and the Ministry of Energy and Natural Resources, as well as the Minister of National Defense, Minister of Energy and Natural Resources, and the Minister of the Interior, following Turkey’s pause in military operations in Syria as agreed to with the U.S. on October 17, 2019.

On November 12-13, 2019, President Erdoğan paid a working visit to the U.S. and met with President Trump in Washington, D.C. During the joint press conference, President Erdoğan stated that they had agreed to further the relations between Turkey and the U.S. on a strong and healthy basis and deepen bilateral cooperation. President Trump stated that the meeting had been very productive and they had directed their senior officials to immediately work on resolving the S-400 issue. U.S. and Turkish officials continue to discuss this ongoing issue.

On December 4, 2019, President Erdoğan and President Trump met in London during the NATO Leaders Meeting. The two leaders confirmed their commitment to work towards the U.S.$100 billion trade target. They also underscored their determination to find a mutually beneficial resolution to the S-400/F-35 issue.

On December 12, 2019, the U.S. Senate Foreign Relations Committee passed a draft bill (S.2641), aiming to impose sanctions on Turkey due to Operation Peace Spring and the Turkish acquisition of the S-400 system. In response, the Ministry of Foreign Affairs of the Republic of Turkey called upon “the U.S. Congress to adopt a constructive approach safeguarding our common objectives to develop Turkish-U.S. relations which were confirmed at the highest level in recent weeks and to act in a reasonable manner.” As of April 1, 2020, draft bill S.2641 has not advanced in the Senate.

On December 20, 2019, President Trump signed into law the National Defense Authorization Act for Fiscal Year 2020 (“NDAA”), which included provisions that prohibit the transfer of F-35 aircrafts to Turkey, impose sanctions against the TurkStream project and lift the arms embargo against the Island of Cyprus in favor of the Greek Cypriot Administration. In its statement on the passage of the draft NDAA in the U.S. Congress, the Ministry of Foreign Affairs of the Republic of Turkey stated that the “bill demonstrates that the Congress persists in disrespecting Turkey’s sovereign decisions and in adopting an irrational hostile attitude by unfairly blocking our participation to the F-35 program despite Turkey having fulfilled all its obligations, renewing calls to implement sanctions in the context of our acquisition of S-400 systems and including references to the TurkStream project.”

On December 20, 2019, upon the passage of the U.S. appropriations bills by the U.S. Congress, the Ministry of Foreign Affairs of Republic of Turkey stated “Turkey condemns the exploitation of even an ordinary budgeting process for the sake of the short term political ambitions of U.S. politicians.” The Spokesperson for the Ministry of Foreign Affairs stated that the bills included harmful language against Turkish-U.S. relations, by unfairly blocking the delivery of F-35 aircrafts to Turkey, while attempting to hamper efforts for a solution on the Island of Cyprus and cooperation opportunities in the Eastern Mediterranean.

On January 4 and 12, 2020, Minister Çavuşoğlu held two phone calls with U.S. Secretary of State Mike Pompeo. During the phone calls, they discussed the developments in the aftermath of the U.S. strike in Iraq that killed IRGC Quds Force Commander Qaseem Solemani. Minister Çavuşoğlu underscored the need for all sides to de-escalate the situation in the region. Minister Çavuşoğlu and Secretary Pompeo also discussed bilateral issues and efforts to establish a ceasefire in Libya.

On January 15, 2020, President Erdoğan and President Trump exchanged, by phone, their views on developments in Libya, Iraq and Iran.

On January 19, 2020, Minister Çavuşoğlu met with Secretary Pompeo during the Berlin Conference on Libya, to discuss steps to establish a ceasefire in Libya, the situation in the Eastern Mediterranean and bilateral relations.

On January 27, 2020, President Trump called President Erdoğan to offer his condolences and sympathies for the deaths and injuries suffered in Turkey due to an earthquake which struck the eastern province of Elaziğ on January 24, 2020. They also discussed bilateral relations as well as developments in Syria, Libya, Iraq and Iran.

On February 15, 2020, President Erdoğan and President Trump discussed by phone bilateral issues and developments in Syria and Libya.

On February 14-16 2020, Minister Çavuşoğlu participated in the 56th Munich Security Conference (MSC), where he met with U.S. Ambassador to the United Nations Kelly Craft to discuss the humanitarian situation in Syria and invited her to visit Turkey to witness Turkey’s ongoing humanitarian response to the Syrian crisis. Minister Çavuşoğlu also received a bicameral and bipartisan delegation from the U.S. Congress.

On February 28, 2020, President Erdoğan and President Trump discussed by phone developments in Idlib/Syria and other bilateral and regional issues of mutual concern.

On February 29, 2020, Minister Çavuşoğlu met with Secretary Pompeo during the U.S.-Taliban Agreement Signing Ceremony in Doha. They discussed the situation in Syria as well as other regional developments.

On March 2-5, 2020, Ambassador Craft undertook a working visit to Turkey. Ambassador James Jeffrey, U.S. Special Representative for Syria Engagement and the Special Envoy for the Global Coalition to Defeat ISIL, accompanied Ambassador Craft. The U.S. delegation was received by President Erdoğan, as well as other senior Turkish officials, and visited the Hatay province, where they were briefed about United Nations and Turkish-led efforts to provide humanitarian aid to Syrians in need.

On March 27, 2020, following steps taken by the U.S. and Turkey in the face of COVID-19, Turkish Airlines suspended flights between the U.S. and Turkey.

On March 31, 2020, President Erdoğan and President Trump discussed by phone the ongoing efforts to slow the spread of COVID-19 and ways and means Turkey and the U.S. can assist each other. The leaders also discussed issues on the Turkish-U.S. bilateral agenda, including the situation in Syria and Libya.

On June 8, 2020, President Erdoğan and President Trump discussed by phone bilateral matters as well as regional developments, in particular the Libyan crisis. President Erdoğan conveyed his concern to President Trump regarding potential links between incidents of violence and looting in the U.S., and the PKK, PYD and YPG that operate in northern Syria. The two leaders agreed on maintaining close cooperation to restore peace and stability in Libya, Turkey’s maritime neighbor.

Russia

On April 8, 2019, President Erdoğan paid a visit to Moscow to attend the eighth meeting of the Turkey-Russia High Level Cooperation Council in the context of which he held a one-on-one meeting with President Putin. During the joint press conference following the meetings, President Erdoğan stated that they discussed various aspects between the two countries and also future steps they can take jointly for the restoration of peace and security in Syria.

On June 29, 2019, President Recep Erdoğan met with President Putin on the sidelines of the G20 Osaka Summit in Japan. Noting that significant momentum has been witnessed in the recent period in relations between Turkey and Russia, President Erdoğan stated that they had discussed the delivery of the S-400 missile defense system to Turkey in July 2019. Delivery of the first battery equipment of the system was completed on July 25, 2019. The second battery equipment was completed on September 15, 2019.

On August 27, 2019, President Erdoğan paid a visit to Moscow to meet with President Putin. The two presidents held various talks in which they discussed bilateral and international issues, particularly ongoing Syria-related issues. The two leaders also participated in the inauguration ceremony of the International Aviation and Space Salon MAKS-2019, one of the world’s leading events in this field.

On January 8, 2020, President Erdoğan and President Putin met in Istanbul and attended the opening ceremony of the TurkStream Natural Gas Pipeline Project, which will carry natural gas from Russia to Turkey and Europe. Serbian President Vucic and Bulgarian Prime Minister Borisov also attended the ceremony.

On February 3, 2020, seven Turkish soldiers and one civilian contractor working with the Turkish military were killed in hostilities in Idlib. Republic of Turkey exercised its inalienable right of self-defense and would continue to do so.

On March 5, 2020, President Erdoğan paid a working visit to Moscow to discuss the Syrian issue.

Iraq

On January 3, 2019, President Erdoğan met with President Barham Salih of Iraq in Ankara.

On January 23, 2019, Turkey announced that the ban on flights in and out of Sulaymaniyah in northern Iraq would be lifted on January 25, 2019, which had been implemented since October 17, 2017.

On April 28-29, 2019, Minister Çavuşoğlu paid an official visit to Iraq for meetings in Baghdad, Basra and Erbil.

On May 15, 2019, President Erdoğan received Prime Minister Adil Abd Al-Mahdi of Iraq in Ankara.

On May 29, 2019, President Erdoğan met with President Salih in Istanbul.

On June 10, 2019, Minister Çavuşoğlu visited Erbil to attend the oath-taking ceremony of President Nechirvan Barzani of the Kurdish Regional Government of Iraq (KRG) and to hold bilateral meetings.

On June 21 2019, President Erdoğan met with Nechirvan Barzani, President of the Iraqi Kurdish Regional Government (KRG).

On September 25, 2019, President Erdoğan, who was in New York for the 74th session of the United Nations General Assembly, met with President Salih.

On November 28, 2019, Iraqi Kurdish Regional Government (KRG) Prime Minister Masrour Barzani was received by President Erdoğan and met with Minister Çavuşoğlu.

On June 15, 2020, according to a statement released by the National Defense Ministry, Turkish jets destroyed at least 81 targets amid airstrikes against terrorists in northern Iraq in a new anti-terror mission dubbed Operation Claw-Eagle. According to the National Defense Ministry, this operation, which was launched earlier the same day, was aimed at ensuring the security of the Turkish people and the country’s borders by neutralizing the PKK and other terrorist organizations that have been stepping up harassment and attempted attacks against the police and military bases. The Ministry added that while planning and executing the operation, Turkish forces took great care to protect the lives and property of civilians, as well as the environment.

On June 29, 2020, according to a statement released by the National Defense Ministry, Turkey neutralized 41 terrorists in northern Iraq as part of Operation Claw-Tiger, and also seized large number of weapons and ammunition belonging to the terrorists.

Syria

On January 20, 2018, Turkey launched “Operation Olive Branch”, a military operation in Syria’s northern Afrin district along the Turkish-Syrian border to neutralize terrorist elements. “Operation Olive Branch” aims to clear the region of armed forces aligned with the PKK, including the PYD and YPG, that control the territory and who threaten the Republic’s national security and civilians’ safety in the region. Operation Olive Branch has been carried out on the basis of international law, in accordance with the right to self-defense as outlined in Article 51 of the UN Charter and the relevant UN Security Council resolutions 1373(2001), 1624(2005), 2170(2014) and 2178(2014) as well as in full respect of Syria’s territorial integrity. The current phase of the operation is focused on ensuring security and stability (de-mining, establishing order, local governance and security, return of IDPs and refugees originally from Afrin) based on the principle of “local ownership”.

On April 25-26, 2019, the twelfth round of high-level meetings on Syria in the Astana format was held in Nur-Sultan (formerly Astana). During the meetings, the parties agreed to continue their coordination regarding the situation on the east of the Euphrates in Syria. They also reiterated their determination to implement the agreements on the stabilization of the situation in the Idlib de-escalation area and welcomed the steps taken to this end. On August 1-2, 2019, the thirteenth round of high-level meetings on Syria in the Astana format was held in Nur-Sultan (formerly Astana). The meetings concluded with a decision to step up joint efforts to prevent civilian casualties in Idlib. The final declaration of the meeting highlighted the parties’ commitment to Syria’s territorial integrity, independence and sovereignty, underlining that the fight will continue against all kinds of terrorist groups. On December 10-11, 2019, the fourteenth round of high-level meetings on Syria in the Astana format was held in Nur-Sultan. During the meetings, developments on the ground, particularly on the east of the Euphrates and in Idlib as well as the current state of affairs in the political process were discussed.

On February 14, 2019, a trilateral summit was held in Sochi in which President Erdoğan, President Putin and Iranian President Hassan Rouhani participated. During the meeting, the three leaders mainly discussed the current situation in Syria. According to the joint statement released after the meeting, the leaders expressed their determination to stand against separatist agendas and emphasized their strong and continued commitment to the sovereignty, independence, unity and territorial integrity of the Syrian Arab Republic as well as to the purposes and principles of the UN Charter. On September 16, 2019, another trilateral summit was held in Ankara with the participation of Turkish, Russian and Iranian leaders in Astana format. The leaders discussed the situation in northeastern Syria, reviewed the developments since their last meeting, and reiterated their determination to enhance the trilateral coordination in light of their agreements. In a joint statement after the meeting, the Presidents emphasized their strong commitment to the sovereignty, independence, unity and territorial integrity of the Syrian Arab Republic as well as to the purposes and principles of the UN Charter.

On May 14, 2019, Minister Çavuşoğlu met with President of Syrian Negotiation Council Nasr Al-Hariri in İstanbul. Minister Çavuşoğlu stressed that the Syrian Regime’s attacks were flagrant violations of Sochi Memorandum and against Astana spirit. Minister Çavuşoğlu stated that Turkey was close to an agreement on formation of the Constitutional Committee.

On October 9, 2019, the Turkish Armed Forces, together with the Syrian National Army, launched “Operation Peace Spring” against the PKK/YPG and DAESH terrorists in northern Syria. The ultimate goal of the Operation is to ensure the security of Turkey’s borders, to neutralize terrorists in the region and to save the Syrian people from the oppression of terrorists. The Operation is being conducted on the basis of international law, in accordance with Turkey’s right of self-defense under Article 51 of the United Nations Charter and resolutions of the UN Security Council on fight against terrorism.

Turkey has paused Operation Peace Spring after the agreement reached with the U.S. on October 17, 2019. Nearly a 145-kilometer area between Tal Abyad and Ras al-Ayn has been cleared of terrorist organizations and elements to a depth of 30 kilometers.

On October 22, 2019, Turkey and Russia agreed on a memorandum of understanding in terms of combatting terror, ensuring Syria’s territorial integrity and political unity, and facilitating the return of refugees. According to this memorandum of understanding, Turkey and Russia decided not to allow any separatist agenda on Syrian territory.

On December 3, 2019, a quadrilateral meeting on Syria was held in London with the participation of President Erdoğan, British Prime Minister Johnson, French President Macron and German Chancellor Merkel.

Idlib has recently become another flashpoint due to the regime’s and its backers’ attacks against civilians and civilian infrastructure. Idlib had been declared a “de-escalation area” by the Astana guarantors in September 2017, as part of the implementation of the De-Escalation Memorandum signed by said guarantors in Nour-Sultan (formerly Astana) in May 2017. At the Sochi Summit on September 17, 2018, Turkey signed an additional Memorandum, in support of the De-Escalation Memorandum, with the Russian Federation to stabilize the situation in Idlib and to preserve Idlib’s de-escalation area status. The regime’s ceasefire violations throughout 2019 and in early 2020 impeded efforts to fully implement the Memorandum. Since May 2019, more than 2,000 civilians were killed and more than 1.5 million people were displaced towards the Turkish border due to the regime’s air and land attacks. These attacks also destroyed more than 300 civilian facilities, including schools and hospitals. Turkish observation posts established in line with the De-Escalation Memorandum were targeted and some were encircled. For its part, the regime argued that the attacks were carried out to further the goal of combatting terrorism. However, civilian casualties only fueled further radicalization. The renewed conflict triggered a new humanitarian catastrophe, a mass migration flux towards Turkey and beyond, and risked the collapse of the political process.

On February 27, 2020, a Turkish military convoy, which was deployed to reinforce a Turkish observation post as well as some fortifications, was deliberately targeted and Turkey lost 36 soldiers as a result of this attack.

Against this backdrop, Turkey was compelled to take unilateral action in self-defense and launched “Operation Spring Shield” on February 27, 2020. The operation aimed to (i) protect civilians, (ii) ensure the security of the Turkish military servicemen deployed in Idlib, (iii) preserve the de-escalation area status of Idlib, (iv) contribute to the establishment of a nationwide ceasefire as called for by UNSCR 2254, (v) ensure rapid and uninterrupted humanitarian access and (vi) prevent mass displacement movements into Turkey.

During this period, the U.S. Administration and certain prominent Congressmen extended firm and vocal support through statements and social media messages to Turkey’s efforts to restore ceasefire in Idlib and prevent a humanitarian crisis therein.

As a result of President Erdogan’s visit to Moscow on March 5, 2020, Turkey and Russia signed an Additional Protocol to the Sochi Memorandum (September 17, 2018). The protocol established:

(i) A ceasefire regime starting at 00:01 hours on March 6;

(ii) A security corridor 6-km deep to the north and to the south from the M4 highway; and

(iii) Joint Turkish-Russian patrolling along the M4 highway.

With the Protocol, Russia accepted that the targeting of civilians and civilian infrastructure cannot be justified under any pretext. It was also agreed by the two sides that displacement of Syrians should be prevented and return of refugees as well as internally displaced persons should be facilitated. Thus, the Protocol aimed to prevent the humanitarian crisis and migration pressure from gaining a more perilous dimension. Following mil-to-mil talks with Russia on the implementation of the aforementioned Protocol, joint Turkish-Russian patrols on the M4 highway started in March of 2020.

On July 1, 2020, the 6th Trilateral Summit Meeting in Astana Format was held via videoconference with the participation of President Recep Tayyip Erdoğan, President Hassan Rouhani of Iran, and President Vladimir Putin of the Russian Federation. The leaders expressed their commitment to “the sovereignty, independence, unity and territorial integrity” of civil war-torn Syria. They also reiterated their determination to enhance trilateral coordination in light of their agreements.

China

On July 2, 2019, President Erdoğan paid an official visit to China and met with the Chinese President Xi Jinping. President Erdoğan highlighted in his statement that the two countries agreed on strengthening bilateral relations in all areas with a strategic and long-term perspective. President Erdoğan added that strengthening Turkey-China relations will greatly contribute to regional and global stability.

Minister Çavuşoğlu officially announced Turkey’s “Asia Anew” initiative on August 5, 2019 in Ankara. Turkey’s vision in this initiative is to refocus on the Asian continent and boost mutually beneficial political, economic, commercial, educational, scientific, social and cultural cooperation with Asian partners by taking into account sub-regional economic and cultural differences and without prejudice to her strategic NATO and EU vocation. In this respect, Turkey attaches importance to bilateral relations and regional cooperation with China within the framework of the “Asia Anew” initiative.

Libya

Turkey has intensified its efforts for a peaceful resolution of the conflict in Libya and continued to promote an inclusive, UN-facilitated political solution to the conflict. From the very beginning of the aggression against the legitimate Government of National Accord in Libya, Turkey tried to create a conducive atmosphere to revitalize a Libyan-led, Libyan-owned political process under United Nations’ auspices. With this understanding, Turkey has supported and actively contributed to UN-led initiatives, including Berlin Process to find a sustainable solution in Libya.

On November 27, 2019, the Turkish Government and Libya’s United Nations-recognized Government of National Accord signed two memoranda of understanding, namely the “Memorandum of Understanding on Delimitation of the Maritime Jurisdiction Areas in the Mediterranean” and the “Memorandum of Understanding on Security and Military Cooperation”. “Memorandum of Understanding on Delimitation of Maritime Jurisdiction Areas in the Mediterranean” was ratified in the Parliament on December 5, 2019 and was published in the Official Gazette on December 7, 2019. The MoU entered into force on December 8, 2019.

“Memorandum of Understanding on Security and Military Cooperation” was ratified on December 25, 2019, and was published in the Official Gazette on December 26, 2019. The “Memorandum of Understanding on Security and Military Cooperation” is based on the Memorandum of Understanding Regarding Military Training Cooperation between Turkey and Libya dated April 4, 2012. The Memorandum provides a ground to develop cooperation between the two countries, and it shall be applied in security and military fields. Upon the request of Libya’s United Nations-recognized Government of National Accord, on December 30, 2019, Turkish Parliament authorized the Turkish Government on January 2, 2020 to send troops to Libya.

On January 8, 2020, President Erdoğan and President Putin of the Russian Federation called upon all parties in Libya to stop hostilities as of January 12, 2020 and immediately come together at the negotiating table. With the encouragement of Turkey, the legitimate Government of National Accord of Libya signed the joint ceasefire agreement in Moscow on January 13, 2020, while the leader of the so-called “Libyan National Army” refused to sign it. However, a conditional January 12 truce ensured relative stability on the ground then and created a conducive atmosphere for the Berlin Summit to convene.

On January 19, 2020, an international summit was held in Berlin to support the United Nations’ efforts to implement a lasting ceasefire and launch a political process in Libya. President Erdoğan, attended the summit.

On May 11, 2020, the Ministers of Foreign Affairs of Egypt, Greece, France and the United Arab Emirates, and a representative from Greek Cypriot Administration released a joint declaration criticizing Turkey’s activities in Eastern Mediterranean. On the same date, the Republic’s Ministry of Foreign Affairs criticized the joint declaration as a case of the hypocrisy of a group of countries who are seeking regional chaos and instability through the policies they pursue and argued that these countries see no harm in sacrificing the democratic aspirations of the people.

On July 22, 2020, in a joint statement following the Turkish-Russian High-Level Consultations, Turkey and Russia announced that they had agreed to continue joint efforts to facilitate the advancement of the intra-Libyan political dialogue in line with the conclusions of the Berlin Conference on Libya and in coordination with the UN. The statement added that both countries agreed to call upon the parties to take measures in order to ensure safe humanitarian access and delivery of urgent assistance to all those in need, and to consider creating a Joint Working Group on Libya and convene the next round of consultations in Moscow in the near future.

Eastern Mediterranean

On July 21, 2020, Turkey issued Navtex (navigational telex) sending its research ship named Oruc Reis to carry out seismic research for potential hydrocarbon exploration deposits off the coast of south-west Turkey. Greece has objected to Turkish activities in the area on the grounds that it claims it falls within Greece’s maritime boundaries. Turkey considers Greek claims maximalist and argues these claims are based on remote rocks and islets, which cannot have their own continental shelf under international law.

On July 28, 2020, as part of Germany’s efforts to start diplomatic talks between the two countries, Turkey announced it would suspend its activities in the Eastern Mediterranean as a gesture of goodwill. Following the signing of a maritime border agreement between Greece and Egypt on August 6, 2020, Turkey resumed the research activities of the Oruc Reis on August 10, 2020. Following the meeting of EU foreign ministers on August 27 and 28, 2020, the EU declared sanctions could be considered against Turkey during the EU’s next summit on September 24, 2020.

On September 3, 2020, NATO Secretary-General Jens Stoltenberg announced that delegations of Greece and Turkey would hold technical talks. These talks subsequently began on September 10, 2020.

On September 10, 2020, the Southern EU Member States (Med7), namely France, Italy, Spain, Malta, Portugal, Greece and Greek Cypriot Administration, issued a Joint Declaration on the issue. The Republic’s Ministry of Foreign Affairs underlined that in order for dialogue and cooperation to prevail in the Eastern Mediterranean, Greece should accept dialogue with Turkey without any preconditions and that Greek Cypriots should cooperate with the Turkish Republic of Northern Cyprus on the exploration and exploitation of hydrocarbon resources, including revenue-sharing.

On September 10, 2020, Turkish Foreign Minister Mevlut Cavusoglu joined the Committee on Foreign Affairs of the European Parliament through video conference and reiterated Turkey’s readiness for dialogue and urged Greece to agree to diplomatic talks without any preconditions.

On September 13, 2020, the Oruç Reis returned to waters close to the southern province of Antalya for maintenance and personnel changes.

On September 14, 2020, Foreign Minister Mevlüt Cavuşoğlu said that Turkey does not expect the EU to impose sanctions on Turkey over the Eastern Mediterranean dispute. He maintained that as long as Greece continued its maximalist approach and did not respect Turkey’s continental shelf, the tensions in Eastern Mediterranean would not subside. During the interview, the Foreign Minister of Turkey reiterated Turkey’s commitment to hold bilateral talks with Greece and asked Greece to accept Turkey’s call for a dialogue without preconditions.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of September 10, 2020, Turkey has granted temporary protection to 3,616,574 Syrians. 60,169 of those are residing in temporary accommodation centers. There are currently more than 1 million school-age Syrian children in Turkey and almost 685,000 of them can attend school. The number of polyclinic services provided to Syrians since 2011 has reached over 66 million, while those receiving in-patient treatment exceeded 2.3 million. Almost 2 million surgeries were conducted on Syrians and over 526,000 Syrians babies were born in Turkey.

In addition to Syrians, there are over 320,000 persons from different nationalities in Turkey seeking international protection.

The Republic played an important role during the Global Refugee Forum which took place on 16-18 December 2019 in Geneva. The Forum was co-chaired by President Erdoğan.

Energy Issues

The inauguration ceremony of the European Connection of Trans-Anatolian Pipeline Project (TANAP) was held on November 30, 2019 in Edirne, Turkey. The TANAP Project is the backbone of the Southern Gas Corridor that will allow Europe further diversify its natural gas supplies and routes. The 1,850 km-long TANAP Project carries Azerbaijani gas to Turkey, and this gas will flow via Turkey to Europe. While Turkey receives 6 billion cubic meters (bcm) of natural gas, an additional 10 bcm will be transferred to the EU upon completion of the Trans Adriatic Pipeline.

On August 21, 2020, President Erdoğan announced that Turkey has discovered 320 billion cubic meters of natural gas reserve in the Black Sea. The reserve is aimed to be operational by 2023.

ECONOMIC DEVELOPMENTS

In the second quarter of 2020, nominal GDP was approximately TL 1,042 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices and expressed in percentages) for the periods indicated:

GDP by Type of Economic Activity (in %)*		2019 Q1	2019 Q2	2019 Q3	2019 Q4	2020 Q1	2020 Q2
1.	A- Agriculture, forestry and fishing	2.9	4.6	11.4	5.8	2.8	5.2
2.	BCDE- Industry	23.1	22.7	20.4	21.3	22.9	21.1
3.	F- Construction	6.2	5.5	4.7	5.4	5.6	6.6
4.	GHI- Services	23.4	24.2	24.3	25.4	23.5	20.7
5.	J- Information and communication	2.5	2.5	2.3	3.0	2.6	2.9
6.	K- Financial and insurance activities	3.6	3.9	3.0	2.5	3.7	5.0
7.	L- Real estate activities	7.3	6.7	6.2	6.2	7.1	7.3
8.	MN- Professional, administrative and support service activities	5.2	5.4	4.9	5.7	5.1	4.8

GDP by Type of Economic Activity (in %)*		2019 Q1	2019 Q2	2019 Q3	2019 Q4	2020 Q1	2020 Q2
9.	OPQ- Public administration, education, human health and social work activities	14.2	12.7	11.2	11.7	14.3	13.8
10.	RST- Other service activities	2.3	2.0	1.8	2.5	2.7	1.8
11.	Sectoral total	90.6	90.1	90.2	89.5	90.2	89.1
12.	Taxes-Subsidies	9.4	9.9	9.8	10.5	9.8	10.9
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates (in %)	Q1	Q2	Q3	Q4
2019	-2.6	-1.7	1.0	6.4
2020	4.4	-9.9

Source: TURKSTAT

In August 2020, CPI increased by 0.86% and domestic PPI increased by 2.35% compared to the previous month. In August 2020, the Republic’s annual CPI and domestic PPI increased by 11.77% and 11.53%, respectively, as compared to the same month of the previous year.

On August 12, 2020, the Government offered an interest rate of 14.03% for its 630-day TRY denominated fixed coupon Government Bond, compared to 19.35% for its 651-day TRY denominated fixed coupon Government Bond on July 10, 2019.

On August 26, 2020, the Government offered an interest rate of 14.07% for its 4-year domestic fixed coupon bond issuance.

The calendar adjusted industrial production index increased by 4.4% in July 2020 compared to the same month of the previous year.

The following table indicates unemployment figures for the periods indicated:

2020	Unemployment rate (in%)	Number of unemployed
January	13.8	4,362,000
February	13.6	4,228,000
March	13.2	3,971,000
April	12.8	3,775,000
June	12.9	3,826,000
July	13.4	4,101,000

Source: TURKSTAT

As of June 30, 2020, an amount of TL 583.2 billion has been disbursed under the Credit Guarantee Fund. As of August 2020, total payments of approximately TL 1.594 billion for the Credit Guarantee Fund from budget allocations during the 2020 calendar year have been realized.

In 2019, annual credit growth was realized as 10.92%. As of July 31, 2020, the credit growth year-to-date was 35.7% compared to the same period in 2019.

On September 30, 2019, the New Economy Program covering the 2020-2022 period (the “2020-2022 New Economy Program”) was announced. The main objectives of the 2020-2022 New Economy Program are to maintain and enhance gains in price stability, financial stability, current account balance, and the transformation in manufacturing and exports with a value-add perspective. The 2020-2022 New Economy Program sets a central government budget deficit target of 2.9% of GDP by the end of 2020, 2.9% of GDP by the end of 2021 and 2.6% of GDP by the end of 2022. In the 2020-2022 New Economy Program, the Government announced that the real GDP growth target is 5% for 2020, 5% for 2021 and 5% for 2022. The central government primary balance to GDP ratio target is a 0% surplus for 2020, 0% for 2021 and 0.3% for 2022. The general government deficit to GDP ratio target is 2.9% for 2020, 2.9% for 2021 and 2.6% for 2022. The EU defined general government debt to GDP ratio target is 33.2% for 2020, 32.5% for 2021 and 32.3% for 2022. The current account deficit to GDP ratio target is 1.2% for 2020, 0.8% for 2021 and 0% for 2022. The domestic savings to GDP ratio target is 27% for 2020, 28.5% for 2021 and 30.6% for 2022. The CPI inflation target is 8.5% for 2020, 6% for 2021 and 4.9% for 2022. The unemployment target is 11.8% for 2020, 10.6% for 2021 and 9.8% for 2022.

TOURISM

In July 2020, the number of foreign visitors visiting the Republic decreased by 85.90% to 932,927 people as compared to the same month in 2019. In 2019, the number of foreign visitors visiting the Republic increased by approximately 14.11% to 45,058,286 people as compared to 2018. According to the Turkish Statistical Institute, in the first quarter of 2020, tourism revenues decreased by 11.4% compared to the same period of 2019. Turkish Statistical Institute announced on July 27, 2020 that due to closed border gates as part of the measures taken against the spread of COVID-19, relevant surveys for the collection of the tourism statistics for the second quarter of 2020 could not be conducted.

EMPLOYMENT AND WAGES

In June 2020, total civilian employment was 26.531 million of whom approximately 19.3% were employed in agriculture, 20.0% in industry, 5.8% in construction and 55.0% in services sectors. In June 2020, the labor force participation rate was at 49.0%, which represented a 4.3 percentage point decrease compared to same period of the previous year.

As of August 2020, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 112.0 billion. As of August 2020, 80.53% of the Unemployment Insurance Fund was invested in bonds and 19.47% of the assets were held in deposits.

As of June 2020, there were 405 pension funds offered to the public. As of June 2020, the total net asset value of these funds increased to TL 148.3 billion from TL 127.7 billion in December 2019.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In July 2020, the trade balance (according to provisional data) posted a deficit of U.S.$2.697 billion with a 18.2% decrease compared with July 2019. In July 2020, total goods imported (c.i.f.), including gold imports, decreased by 7.9% to approximately U.S.$17.709 billion, as compared to approximately U.S.$19.229 billion during the same period in 2019. In July 2020, the import of capital goods, which are used in the production of physical capital, decreased by 4.0% over the same period in 2019; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by 11.1% over the same period in 2019; and the import of consumption goods increased by 10.3% over the same period in 2019. In July 2020, total goods exported (f.o.b.), decreased by 5.8% to approximately U.S.$15.012 billion, as compared to approximately U.S.$15.932 billion during the same period of 2019. According to provisional data, foreign direct investment inflows into Turkey amounted to U.S.$833 million in July 2020.

The following table summarizes the balance of payments of Turkey for the period indicated:

in millions of U.S. Dollars	July 2020
CURRENT ACCOUNT	-1,817
Trade Balance	-1,853
Goods Exports	14,850
Goods Imports	16,703
Services	288
Primary Income	-332
Secondary Income	80
CAPITAL ACCOUNT	2
FINANCIAL ACCOUNT	-3,713
Direct Investment (net)	-226
Portfolio Investment (net)	-254
Assets	-606
Liabilities	-352
Other Investment (net)	-3,233
Assets	407
Liabilities	3,640
RESERVE ASSETS	-1,283
NET ERRORS AND OMISSIONS	-3,181

Source: Central Bank

In June 2020, the volume of crude oil imports decreased by 21.98% compared to June 2019. In June 2020, natural gas imports decreased by 25.65% to 1,990.91 million cubic meters compared to 2,677.71 million cubic meters in June 2019. In June 2020, liquefied petroleum gas imports decreased by 4.42% to 252,133.662 tons compared to 263,789.495 tons in June 2019.

As of June 2020, total gross international reserves were U.S.$126,376 million (compared to U.S.$135,102 million as of June 2019). As of June 2020, gold reserves were U.S.$39,068 million (compared to U.S.$22,852 million as of June 2019) and the Central Bank gross foreign exchange reserves were U.S.$47,277 million as of June 2020 (compared to U.S.$73,474 million as of June 2019).

As of July 2020, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$34,074 million (compared to approximately U.S.$36,103 million as of July 2019). As of July 2020, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$24,865 million (compared to approximately U.S.$17,117 million as of May 2019).

As of August 31, 2020, the Central Bank held approximately TL 120,336 billion in public sector deposits.

MONETARY POLICY

The inflation target for 2020 is 5%, with a 2 percentage points uncertainty band in both directions.

On September 14, 2020, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 7.4689 per U.S. Dollar.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates

2019**
Turkish Lira per U.S. Dollar	5.94
Turkish Lira per euro	6.66
Turkish Lira per 100 Japanese Yen	5.46
Turkish Lira per Currency Basket*	6.30

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 31, 2019.

Source: Central Bank

On January 16, 2019, the Monetary Policy Committee (the “Committee”) decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data suggests that the rebalancing trend in the economy has become more noticeable, and external demand maintains its strength while a slowdown in economic activity continues, partly due to tighter financial conditions. Accordingly, the Committee decided to maintain the tight monetary policy stance until inflation outlook displays a significant improvement.

On January 18, 2019, the Central Bank held an Extraordinary General Assembly Meeting. An amendment was made to the Articles of Association of the Central Bank, allowing the General Assembly to convene within three months following the end of the respective accounting period each year. In addition, an advance dividend was decided to be paid and, accordingly, the distribution of TL 33.7 billion to shareholders began in accordance with the related legislation.

On January 18, 2019, the Central Bank decided to exclude deposits/participation funds of official institutions from the liabilities subject to reserve requirements.

On February 16, 2019, the Central Bank reduced Turkish Lira reserve requirement ratios by 100 basis points for deposits and participation funds with maturities up to 1-year and for other liabilities with maturities up to (and including) 3-year, and by 50 basis points for all other liabilities subject to reserve requirements. In addition, the Central Bank increased the upper limit of the facility of holding standard gold, which is converted from wrought or scrap gold collected from residents, from 5% to 10% of Turkish Lira reserve requirements.

On March 6, 2019, the Committee decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data shows that the rebalancing trend in the economy has become more noticeable, and external demand maintains its relative strength while economic activity displays a slow pace, partly due to tight financial conditions. The Committee also stated that while developments in import prices and domestic demand conditions have led to some improvement in the inflation outlook, risks on price stability continue to prevail. Accordingly, the Committee has decided to maintain the tight monetary policy stance until the inflation outlook displays a significant improvement.

On April 5, 2019, the Central Bank revised the monthly maximum contractual interest rate for the credit card borrowings as 2.15% for the Turkish Lira and 1.72% for foreign exchange transactions, whereas the monthly maximum overdue interest rate became 2.65% for the Turkish Lira and 2.22% for foreign exchange transactions.

On April 25, 2019, the Committee decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data shows that the rebalancing trend in the economy has continued, and external demand maintains its relative strength while economic activity displays a slow pace, partly due to tight financial conditions. The Committee also stated that while developments in domestic demand conditions have led to some improvement in inflation indicators, higher food and import prices and the elevated course of inflation expectations point to continued risks to price stability. Accordingly, the Committee has decided to maintain the tight monetary policy stance until inflation outlook displays a significant improvement.

On May 9, 2019, the Central Bank increased reserve requirement ratios for foreign exchange liabilities by 100 basis points for all maturity brackets. In addition, the Central Bank decreased the upper limit for the foreign exchange maintenance facility within the reserve option mechanism to 30% from 40%.

On May 27, 2019, the Central Bank increased reserve requirement ratios for foreign exchange deposits/ participation funds by 200 basis points for all maturity brackets to support financial stability.

On June 12, 2019, the Committee decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data shows that the rebalancing trend in the economy has continued, external demand maintains its relative strength while economic activity displays a slow pace, partly due to tight financial conditions. The Committee also stated that developments in domestic demand conditions and the tight monetary policy support disinflation. Accordingly, the Committee has decided to maintain the tight monetary policy stance to contain risks to the pricing behavior and to reinforce the disinflation process.

On June 17, 2019, the Central Bank decided to provide Primary Dealer banks with a liquidity facility within the framework of open market operations to support the Primary Dealership System in view of its contributions to the deepening of financial markets and the effectiveness of monetary policy. The interest rate to be applied to the facility has been set at 100 basis points below the Central Bank’s policy interest rate.

On June 29, 2019, the Central Bank revised the monthly maximum contractual interest rate for the credit card borrowings as 2.00% for the Turkish Lira and 1.60% for foreign exchange transactions, whereas the monthly overdue interest rate would be 2.40% for Turkish Lira and 2.00% for foreign exchange transactions, to be effective from July 1, 2019.

With a decree published in Official Gazette No.30823 dated July 6, 2019, Mr. Murat Uysal has been appointed as a new Governor of the Central Bank of the Republic of Turkey.

On July 25, 2019, the Committee decided to reduce the policy rate (one-week repo auction rate) from 24% to 19.75%. The Committee stated that recently released data indicated a moderate recovery in the economic activity. The Committee also stated that goods and services exports continue to display an upward trend despite the weakening in the global economic outlook, indicating improved competitiveness. The Committee added that strong tourism revenues support the economic activity through direct and indirect channels and looking forward, net exports are expected to contribute to the economic growth and the gradual recovery is likely to continue with the help of the disinflation trend and the partial improvement in financial conditions. The Committee further stated that current account balance is expected to maintain its improving trend. The Committee noted that in the second quarter, inflation displayed a significant fall with contribution from a deceleration in unprocessed food and energy prices and domestic demand conditions as well as a tight monetary policy continuing to support disinflation. The Committee added that underlying trend indicators, supply side factors, and import prices lead to an improvement in the inflation outlook. The Committee assesses that maintaining a sustained disinflation process is the key for achieving lower sovereign risk, lower long-term interest rates, and stronger economic recovery. All in all, the Committee stated that the extent of the monetary tightness will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process and the Central Bank will continue to use all available instruments in pursuit of the price stability and financial stability objectives.

On August 5, 2019, the Central Bank announced that with the aim of enhancing flexibility in Turkish Lira and FX liquidity management, Turkish Lira currency swap transactions, which are currently executed with 1 week maturity via quotation method in the Turkish Lira Currency Swap Market, will also be executed with 1, 3 and 6 month maturities via the traditional auction (multiple-price) method.

On August 19, 2019, the Central Bank decided to change the ratio of and the remuneration applied to required reserves. Accordingly, the reserve requirement ratios for Turkish Lira liabilities and the remuneration rates for Turkish Lira-denominated required reserves are linked to the annual growth rates of the total of banks’ Turkish Lira-denominated standardized cash loans and cash loans under close monitoring, excluding foreign currency-indexed loans and loans extended to banks. For banks whose loan growth is between 10% and 20% (reference values), the reserve requirement ratios for Turkish Lira liabilities in all maturity brackets excluding deposits and participation funds with 1-year or longer maturity (excluding deposits/participation funds obtained from banks abroad) and other liabilities with longer than 3-year maturity (including deposits/participation funds obtained from banks abroad), will be set at 2%. The reserve requirement ratios for other banks are left unchanged. Additionally, the current remuneration rate of 13% applied to Turkish Lira-denominated required reserves, is set at 15% for banks with a loan growth between the reference values and at 5% to others. Under the new arrangement, loan growth rates will be calculated in each reserve requirement period and the banks whose loan growth is between the reference values will be subject to the related reserve requirement ratios and remuneration rates in the next three-months (six reserve requirement periods).

On September 12, 2019, the Committee decided to reduce the policy rate (one-week repo auction rate) from 19.75% to 16.50%. The Committee stated that recently released data indicate that moderate recovery in economic activity continues. The Committee also stated that the inflation outlook continued to improve. The Committee indicated that in August, consumer inflation displayed a significant fall with the contributions of core goods, energy and food groups. The Committee added that domestic demand conditions and the level of monetary tightness continue to support disinflation. It also stated that underlying trend indicators, supply side factors, and import prices lead to an improvement in the inflation outlook. The Committee also indicated that the extent of the monetary tightness will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On September 20, 2019, the Central Bank announced that, in order to support financial stability, reserve requirement ratios for FX deposits/participation funds would be increased by 100 basis points for all maturity brackets. It stated that as a result of these revisions approximately U.S.$2.1 billion of FX liquidity would be withdrawn from the market. The revised ratios have been effective from the calculation period of September 20, 2019 with the maintenance period having started on October 4, 2019.

On September 28, 2019, the Central Bank revised the monthly maximum contractual interest rate for credit card borrowings to 1.60% for the Turkish Lira and 1.28% for foreign exchange transactions, whereas the monthly maximum overdue interest rate will be 2.00% for the Turkish Lira and 1.68% for foreign exchange transactions, effective October 1, 2019.

On October 1, 2019, the Central Bank announced that a Foreign Exchange Gold Swap Market has been opened at the Central Bank to increase the banks’ efficiency in liquidity management.

On October 24, 2019, the Committee has decided to reduce the policy rate (one-week repo auction rate) from 16.50% to 14%. The Committee stated that recently obtained data indicate that moderate recovery in economic activity continues. The Committee added that the inflation outlook continued to improve. The Committee indicated that in September, with the contribution of strong base effects, consumer inflation displayed a significant fall particularly in core goods and food inflation. The Committee also stated that domestic demand conditions and the level of monetary tightness continue to support disinflation, and underlying trend indicators, supply side factors, and import prices lead to an improvement in the inflation outlook. The Committee repeated that the extent of the monetary tightness will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On November 26, 2019, the Central Bank announced that the swap agreement, which had been signed between the Central Bank of the Republic of Turkey and Qatar Central Bank on August 17, 2018, was amended in a ceremony on November 25, 2019, in Doha. The core objectives of the agreement are to facilitate bilateral trade in respective local currencies and to support financial stability of the two countries. With the swap amendment agreement, the overall limit was increased from the U.S.$3 billion equivalent of the Turkish Lira and the Qatari riyal to the U.S.$5 billion equivalent of the Turkish Lira and the Qatari riyal. On May 20, 2020 the swap agreement was amended and the overall limit has been increased from U.S.$5 billion equivalent of Turkish Lira and Qatari riyal to U.S.$15 billion equivalent of Turkish Lira and Qatari riyal.

On December 9, 2019, the Central Bank made a revision to the reserve requirements in order to support financial stability and because of the low base effect on loans in 2019. Accordingly, the real change in Turkish Lira cash loans will be taken into account in the calculation of loan growth, the real annual growth rate of loans will be calculated based on the last three-month average of the real cash loan stock values and such calculations will exclude the loans extended to financial institutions, and the real cash loan value will be calculated by dividing the nominal loan amount by the CPI in the relevant period. Banks with a real annual loan growth rate above 15% will be able to benefit from reserve requirement incentives if their adjusted real loan growth rate, which is calculated by deducting the entire real changes in the commercial loans with a two-year and longer maturity and housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is below 15%. Banks with a real annual loan growth rate below 15% will be able to benefit from reserve requirement incentives if their adjusted real loan growth rate, which is calculated by deducting 50% of the real change in retail loans excluding housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is above 5%. Thus, long-term commercial loans that have a strong relation with production and investment, and long-

term housing loans that have a weak relation with imports, will be encouraged. Loan growth rates will be calculated for every reserve requirement period and banks with real annual loan growth rates complying with the defined conditions will be subject to related reserve requirement ratios and remuneration rates through the three-month period from December 9, 2019 (i.e., six reserve requirement maintenance periods). The implementation of the revision to the reserve requirements will be valid from the calculation period dated November 29, 2019. The rights of banks, which have earned the right to lower reserve requirement ratios and higher remuneration rates under the previous method as of this calculation period, will be reserved.

On December 12, 2019, the Committee decided to reduce the policy rate (one-week repo auction rate) from 14% to 12%. The Committee stated that it recently obtained data indicating that recovery in economic activity continues. The Committee added that weakness in global economic activity and low levels of global inflation strengthen expectations regarding the continuation of expansionary monetary policies in advanced economies. The Committee also stated that the inflation outlook continued to improve while inflation expectations displayed a wide-spread decline. The Committee repeated that the extent of the monetary tightness will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On December 28, 2019, the Central Bank announced that, effective as of January 1, 2020, the monthly maximum contractual interest rate for credit card borrowings in Turkish Lira was revised to 1.40% and the monthly maximum overdue interest rate will be 1.70%. The monthly maximum contractual interest rate for credit card borrowings in foreign exchange was revised to 1.12% and the monthly maximum overdue interest rate will be 1.42%.

On December 28, 2019, in order to support financial stability and the real loan growth-linked reserve requirement practice, the Central Bank decided to increase reserve requirement ratios for FX deposits/participation funds by 200 basis points for all maturity brackets and to apply these ratios 200 basis points lower for banks that comply with the Turkish Lira real loan growth conditions to ensure that these banks are not affected by this increase. As a result, approximately U.S.$2.9 billion of FX liquidity is expected to be withdrawn from the market. The revised ratios are effective from the calculation period commencing December 27, 2019, with the maintenance period starting on January 10, 2020.

On January 16, 2020, the Committee has decided to reduce the policy rate (one-week repo auction rate) from 12% to 11.25%. The Committee stated that it recently obtained data indicating that recovery in economic activity continues. The Committee added that the inflation outlook continued to improve and inflation expectations sustained their wide-spread decline. The Committee repeated that the monetary stance will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On January 18, 2020, the Central Bank announced that, in order to strengthen the monetary transmission mechanism, support financial stability and bring out gold savings into the economy, within the scope of Reserve Option Mechanism, the upper limit of the facility of holding standard gold was decreased from 30% to 20% of Turkish Lira reserve requirements and the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents was increased from 10% to 15% of Turkish Lira reserve requirements. By decreasing the upper limit of the facility of holding standard gold from 30% to 20% of Turkish Lira reserve requirements, the U.S.$1.7 billion equivalent of liquidity in terms of gold will be provided to the market, whereas TRY 4.5 billion liquidity will be withdrawn from the market. By increasing the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents from 10% to 15% of Turkish Lira reserve requirements, the U.S.$0.3 billion equivalent of liquidity in terms of gold will be withdrawn from the market, whereas TRY 2.0 billion liquidity will be provided to the market. However, the obligation to collect the wrought or scrap gold from residents will cause the effects to appear gradually.

On January 20, 2020, the Central Bank held an Extraordinary General Assembly Meeting in Ankara. At the meeting, the Central Bank decided to pay advance dividends from its profit from the 2019 accounting period and distribute reserve funds from its profit from the 2018 accounting period. Accordingly, and in line with the related legislation, the Central Bank started distributing 35.2 billion Turkish Lira, as advance dividend, and 5.3 billion Turkish Lira, as reserve funds, to shareholders.

On January 30, 2020, as stipulated in Article 42 of the Central Bank Law No. 1211, the Central Bank wrote an open letter to the Government to elaborate on the reasons for the deviation from 2019 year-end inflation from the target and explain the measures already taken, and to be taken, to bring inflation back on track with the target.

On January 30, 2020, the Central Bank released the first-quarter inflation report. The Central Bank kept the inflation forecast for 2020 constant at 8.2% and for 2021 constant at 5.4%. The Central Bank stated that the disinflation process is expected to continue on the back of sustained caution in monetary stance as well as the improvement in expectations.

On February 10, 2020, the Central Bank announced that, effective as of March 1, 2020, fees that banks can charge their commercial clients for products and services, offered under four categories as Commercial Loans, Foreign Trade, Cash Management and Payment Systems, have been limited to 51 items, according to the Communiqué No. 2020/4 on Procedures and Principles Regarding the Fees That Banks Can Charge Their Commercial Clients.

On February 19, 2020, the Committee decided to reduce the policy rate (one-week repo auction rate) from 11.25% to 10.75%. The Committee stated that weakness in global economic activity and low levels of global inflation strengthen expectations regarding the continuation of expansionary monetary policies in advanced economies. The Committee noted that developments in inflation expectations, domestic demand conditions and producer prices have contributed to a mild trend in core inflation indicators. The Committee repeated that the monetary stance will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On March 7, 2020, the Central Bank introduced some changes in the reserve requirement regulation, in view of the likely impacts of the recent surge in consumer loans on growth composition, inflation and external balance, as well as the increase in loan growth triggered by TL loans that were extended to facilitate early repayment or early restructuring of FX cash loans. Accordingly, banks are able to benefit from reserve requirement incentives under the following conditions: (i) for banks with a real annual loan growth rate above 15%: If their adjusted real loan growth rate, which is calculated by deducting the entire real changes in loans with a longer-than-two-year maturity extended to selected sectors and housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is below 15%, and (ii) for banks with a real annual loan growth rate below 15%: If their adjusted real loan growth rate, which is calculated by deducting 75% of the real change in retail loans excluding housing loans with a five-year and longer maturity and the entire TL loans extended -starting from March 9, 2020 to facilitate early repayment or early restructuring of FX cash loans from the numerator of the growth rate formula, is above 5%. The revisions are effective from the calculation period of March 6, 2020, with the maintenance period starting on March 20, 2020.

On March 17, 2020, the Central Bank held its Monetary Policy Meeting, which was scheduled for March 19, 2020, to discuss the potential economic and financial impacts of COVID-19. The Committee decided to reduce the policy rate (one-week repo auction rate) from 10.75% to 9.75%. The Committee stated that in order to contain negative effects of COVID-19 on the Turkish economy, it is of crucial importance to ensure the healthy functioning of financial markets, the credit channel and firms’ cash flows. The Committee noted that, accordingly, with an aim to support financial stability, the Central Bank will implement a comprehensive set of measures. The Committee added that developments in inflation expectations, domestic demand conditions and producer prices have contributed to a mild trend in core inflation indicators. The Committee repeated that the monetary stance will be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On March 17, 2020, the Central Bank took certain measures in order to contain possible adverse effects of the global uncertainty led by COVID-19 on the Turkish economy. These measures aim at (i) enhancing predictability by providing banks with flexibility in Turkish Lira and foreign exchange liquidity management, (ii) offering targeted additional liquidity facilities to banks to secure uninterrupted credit flow to the corporate sector, (iii) boosting cash flow of exporting firms through arrangements on rediscount credits. On March 31, 2020, the Central Bank introduced additional measures to (i) strengthen the monetary transmission mechanism by boosting the liquidity of the Government Domestic Debt Securities market, (ii) enhance banks’ flexibility in Turkish Lira and foreign exchange liquidity management, and (iii) secure uninterrupted credit flow to the corporate sector, and broadly support the goods and services exporting firms, which are affected by COVID-19, with an SME-focused approach. On April 17, 2020, the Central Bank introduced another set of additional measures to (i) maintain market depth, (ii) strengthen the monetary policy transmission mechanism and (iii) support the Primary Dealership system.

On March 19, 2020, the Central Bank announced that, in consideration of the measures taken against COVID-19, the 88th Ordinary General Assembly Meeting of the Central Bank to be held on March 20, 2020 has been postponed and will be scheduled for a later date.

On March 28, 2020, the Central Bank revised the monthly maximum contractual interest rate for the credit card borrowings as 1.25% for the Turkish Lira and 1.00% for foreign exchange transactions, whereas the monthly overdue interest rate would be 1.55% for Turkish Lira and 1.30% for foreign exchange transactions, to be effective from April 1, 2020.

The Turkish Lira has been depreciating, driven mainly by global sell-off due to COVID-19. While further depreciation of the Turkish Lira may lead to vulnerabilities in the external sector balance, it may, at the same time, improve the export performance as competitiveness would be expected to increase.

As of September 4, 2020, the CBRT’s international reserve level is approximately U.S.$87.55 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards FX deposits in the banking sector. The CBRT aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of FX reserves. Among these, banks’ use of the FX and gold swap facilities provided by the CBRT has been the main cause of temporary fluctuations in the level of FX reserves. Other factors affecting FX reserves include changes in FX and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, FX sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore FX denominated issuances by the Ministry of Treasury and Finance, export rediscount credit foreign exchange repayments.

On April 22, 2020, The Monetary Policy Committee decided to reduce the policy rate (one-week repo auction rate) from 9.75 percent to 8.75 percent. The Committee stated that in order to contain the negative effects of the pandemic on the Turkish economy, it is of crucial importance to ensure the healthy functioning of financial markets, the credit channel and firms’ cash flows. The Committee added that recent monetary and fiscal measures would contribute to financial stability and post-pandemic recovery by supporting the potential output of the economy. The Committee repeated that monetary stance would be determined by considering the indicators of the underlying inflation trend to ensure the continuation of the disinflation process.

On April 30, 2020, the Central Bank released the second-quarter inflation report. The Central Bank revised its inflation forecast for end-2020 from 8.2% to 7.4%.

On May 21, 2021, The Monetary Policy Committee has decided to reduce the policy rate (one-week repo auction rate) from 8.75 percent to 8.25 percent. The Committee stated that although consumer inflation might follow a slightly higher course in the short-term due to seasonal and pandemic-related effects on food prices, demand-driven disinflationary effects will be more prevalent in the second half of the year.

The first usage of the Chinese Yuan (CNY) funding under the swap agreement signed between the Central Bank of the Republic of Turkey (CBRT) and the People’s Bank of China in 2019 was realized on June 18, 2020. As a result, Turkish companies in various sectors paid their import bills from China using CNY through relevant banks.

On June 20, 2020, The Central Bank announced its decision to temporarily suspend the enforcement of the rule requiring adjusted real loan growth rate below 15% for the banks with a real annual loan growth rate above 15% in order to be able to benefit from reserve requirement incentives. The revision was to be effective from the calculation date of 12 June 2020 with the maintenance period starting on 26 June 2020 and running through the calculation date of 25 December 2020.

In separate decisions on June 25, 2020, July 23, 2020 and August 20, 2020, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 8.25 percent.

On July 18, 2020, the CBRT announced that it would increase FX reserve requirement ratios by 300 basis points in all liability types and maturity brackets for all banks. On August 20, 2020, the CBRT decided to raise FX reserve requirement ratios for banks fulfilling real credit growth conditions by 700 basis points for precious metal deposit accounts and by 200 basis points for all other FX liabilities for all maturity brackets. Moreover, for banks fulfilling the real credit growth conditions, TL reserve requirement ratios have been increased by 200 basis points for all deposits/participation funds liabilities with a maturity up to 6 months and other liabilities with a maturity up to 1 year, and by 150 basis points for other liabilities with a maturity up to 3 years. The CBRT stated that as a result of this decision, approximately TL 17 billion and U.S.$8.5 billion of FX and gold liquidity is expected to be withdrawn from the market. These changes have been effective from the calculation date of 21 August 2020 with the maintenance period starting on 4 September 2020.

On July 29, 2020, The CBRT released its third-quarter inflation report. The CBRT revised its inflation forecast for end-2020 upward by 1.5%, from 7.4% to 8.9%

On August 7, 2020, the CBRT announced that liquidity limits offered to Primary Dealers in the framework of Open Market Operations would be reduced to half of their then-existing levels effective from August 10, 2020. On August 11, 2020, The CBRT announced that these limits were to be reduced to zero effective from August 12, 2020. On August 18, 2020, The CBRT announced that banks’ borrowing limits at the CBRT Interbank Money Market for O/N transactions will be reduced to half of their current limits effective from August 19, 2020.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 19.21% and a relatively low non-performing loan ratio of 4.25% as of July 2020.

As of July 2020, the loan to deposit ratio and return on average assets of the banking sector were 110.24% and 0.99%, respectively.

As of September 3, 2020, the RRRs for Turkish Lira deposits/participation accounts were between 1.0% and 4.0% depending on maturity. Furthermore, as of that date, RRRs were 7.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months). For banks that comply with the real loan growth conditions defined in the Communiqué on the Required Reserves published on March 7, 2020, the RRRs for Turkish Lira deposits/participation accounts were between 1.0% and 4.0% depending on maturity and 4.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months) (Please see Monetary Policy section for details on compliance criteria for revised RRR).

On February 26, 2019, Türkiye Emlak Katilim Bankasi A.Ş. (Emlak Bank) was granted a banking license by the Banking Regulation and Supervision Agency (BRSA). The Emlak Bank will work as a participation bank and is expected to open branches soon.

On April 22, 2019, Ministry of Treasury and Finance issued 3.7 billion Euro worth of Special Category State Domestic Borrowing Notes (SCN) for on-lending to “Market Stability and Balance Fund (MSBF)”, which is a sub-fund created by Turkish Wealth Fund. The bonds issued to MSBF for conventional banks (T.C. Ziraat Bankasi A.Ş., Türkiye Halk Bankasi A.Ş., Türkiye Vakiflar Bankasi T.A.O., Türkiye İhracat Kredi Bankasi A.Ş., and Türkiye Kalkinma ve Yatirim Bankasi A.Ş. TurkExim Bank and Turkish Development and Investment Bank) are zero coupon bonds, with 5 years maturity and 4.61% annual compound rate. The bonds issued to MSBF for participation banks (T.C. Ziraat Katilim Bankasi A.Ş., Vakif Katilim Bankasi A.Ş. and Emlak BankKatilim) are noninterest bearing bonds, with 5 years maturity.

On May 29, 2019, the BRSA approved the establishment of a new investment and development bank, named Golden Global Yatirim Bankasi A.Ş.

On December 18, 2019, the BRSA announced that the total notional amount of banks’ currency swaps, forwards, options and other similar products for non-residents with remaining maturities of seven days or less where at the maturity date and that local banks that pay Turkish Lira and receive foreign exchange in exchange (right way) should not exceed 10% of the bank’s most recently calculated regulatory capital.

On March 19, 2020, the Banks Association of Turkey (“TBB”) announced a set of recommended measures to support economic activities. In the announcement, TBB recommended that banks rapidly evaluate and fulfill the loan requests of corporate firms, SMEs and individual clients by taking into account funding opportunities and credit limits, improve credit access opportunities and conditions, keep credit channels open, provide flexibility in terms of maturity, repayment, installment payments and collateral requirements, and finalize restructuring requests in a short period of time.

On April 18, 2020, the BRSA announced its decision to implement a new mechanism on the basis of an “Active Ratio” equation to minimize the negative impact of the pandemic on Turkish economy and incentivize banks to extend more loans and use their resources efficiently. Banks will be required to calculate their Active Ratio on a weekly basis starting from May 1, 2020. According to the decision, the monthly average of a bank’s Active Ratio shall not fall below 100% for deposit banks and 80% for participation banks. On May 29, 2020, the BRSA further amended the Active Ratio requirements, and extended the deadline of implementation of this rule for some banks below certain asset level thresholds. On August 10, 2020, the BRSA announced that it has revised the Active Ratio to 95% for deposit banks and 75% for participation banks.

On May 5, 2020, the BRSA announced that it would limit banks’ TL placements, depo, repo transactions and loans with foreign financial institutions to 0.5% of their legal capital. On May 20, 2020, the BRSA granted exemptions to Euroclear Bank and Clearstream Banking from its limit on banks’ TL transactions with foreign financial institutions. On July 28, 2020, the BRSA exempted international development banks from the equity limit on lira-legged transactions that had been introduced for non-residents. On August 6, 2020, the BRSA said foreign banks’ financing transactions with domestic lenders via Turkish Lira accounts to be opened in domestic banks would be exempt from restrictions on access to Turkish Liras.

On May 7, 2020, the BRSA blocked BNP Paribas, Citibank, and UBS, which each failed to complete their TL commitments and defaulted, from doing foreign exchange transactions with TL. On May 11, 2020, the BRSA removed the bans, after banks fulfilled their TL commitments.

On May 11, 2020, Turkish Wealth Fund announced that it launched works to increase the respective core capitals of each of Ziraat Bank, Vakifbank and Halkbank by a total of TL 21 billion to strengthen capital adequacy and structure of the banks. The Fund also stated that it would acquire a holding in Vakifbank as a result of the capital injection. On May 20, 2020, the capital injection process was completed.

On May 15, 2020, the BRSA announced that it fined several banks a total of TL 19.65 million over transactions that did not comply with new rules introduced to deal with economic impacts of the pandemic. On May 29, 2020, the BRSA fined 18 banks a total of TL 102.1 million for carrying out transactions against its orders. On June 26, 2020, the BRSA fined 16 financial institutions a total of TL 2.1 million after examining complaints by individual and commercial customers conveyed to the BRSA during the pandemic period.

On May 21, 2020, the BRSA announced that purchases of 100 grams of gold or more will be subject to a one-day settlement delay as of May 22, 2020. In addition, on May 21, 2020, the government started to classify non-physical delivery type precious metal sales as foreign exchange trade.

PUBLIC FINANCE AND BUDGET

From January to August 2020, the central government consolidated budget expenditures were approximately TL 761.4 billion (compared to TL 658.8 billion during the same period of 2019), the central government consolidated budget revenues were approximately TL 650.5 billion (compared to approximately TL 590.7 billion during the same period of 2019), the central government consolidated budget deficit was approximately TL 110.9 billion (compared to a deficit of approximately TL 68.1 billion during the same period of 2019), and the central government consolidated budget primary deficit was approximately TL 19.3 billion (compared to a surplus of approximately TL 1.2 billion during the same period of 2019).

In August 2020, the central government consolidated budget expenditures were approximately TL 80.3 billion (compared to approximately TL 93.7 billion during the same month of 2019), the central government consolidated budget revenues were approximately TL 108.6 billion (compared to approximately TL 94.3 billion during the same month of 2019), the central government consolidated budget surplus was approximately TL 28.3 billion (compared to a surplus of approximately TL 0.6 billion during the same month of 2019), and the central government consolidated budget primary surplus was approximately TL 40.1 billion (compared to a surplus of approximately TL 1.4 billion during the same month of 2019). A central government budget deficit to GDP ratio of 3% is expected through the New Economy Program (2020-2022) that was announced on September 30, 2019. In 2019, central government budget deficit to GDP ratio was realized as 2.9%.

The following table sets forth the details of the central government budget for the periods indicated:

Central Government Budget (In Thousands of TL)	January- August 2020 (cumulative)	August 2020
Budget Expenditures	761,432,276	80,345,263
1-Excluding Interest	669,817,878	68,444,059
Compensation of Employees	194,750,817	23,034,931
Social Security Contributions	32,205,523	3,879,203
Purchase of Goods and Services	47,441,316	5,560,980
Current Transfers	328,653,138	30,658,934
Capital Expenditures	44,512,142	4,053,621
Capital Transfers	4,851,941	317,496
Lending	17,403,001	938,894
2-Interest	91,614,398	11,901,204
Budget Revenues	650,506,051	108,565,652
1-General Budget Revenues	632,318,600	106,671,455
Taxes	510,418,170	98,456,206
Property Income	54,712,950	1,173,110
Grants and Aids and Special Revenues	7,987,637	455,715
Interest, Shares and Fines	53,678,974	6,015,719
Capital Revenues	4,761,289	505,639
Collections from Loans	759,580	65,066
2-Special Budget Institutions	12,392,441	1,361,543
3-Regularity & Supervisory Institutions	5,795,010	532,654
Budget Balance	-110,926,225	28,220,389
Balance Excluding Interest	-19,311,827	40,121,593

Source: Ministry of Treasury and Finance

A decree and a communiqué amending Decree No. 32 on Protection of the Value of Turkish Currency (published in the Official Gazette dated August 11, 1989, No. 20249) issued by the Council of Ministers under the Law No. 1567, and the Communiqué No. 2008-32/34 on Decree No. 32 on Protection of the Value of Turkish Currency (published in the Official Gazette dated February 28, 2008 and numbered 26801), was published in the Official Gazette dated January 25, 2018. The Communique No. 2008-32/34 was revised on October 6, 2018, and on November 16, 2018. Additionally, the Capital Movements Circular of the Central Bank of Turkey was amended. Those amendments, which introduce new provisions regarding the utilization of foreign exchange loans of

Turkish residents, became effective on May 2, 2018. With the new restrictions, real sector enterprises’ borrowings in foreign currency are to be determined according to their revenues in foreign currency. While the enterprises which do not generate revenues denominated in foreign currency are forbidden from borrowing in foreign currency (certain exceptions may apply), those having foreign currency revenues are allowed to borrow in foreign currency with some limitations. Further, the new amendment forbids Turkish households from taking out foreign currency indexed loans.

On October 31, 2018, the Minister of Treasury and Finance announced a wide range of tax cuts effective from November 1, 2018 until the end of 2018. Special consumption tax on cars with less than 1600cc engines decreased by 15 percentage points and special consumption tax on white goods was removed. VAT rates on commercial vehicles cut to 1% from 18% and on furniture to 8% from 18%. The reduction in the cost of title deeds, which was initially announced on May 5, 2018 was extended until the end of the year. On December 31, 2018, the Minister of Treasury and Finance announced the extension of these tax cuts until the end of March 2019. On March 21, 2019, tax cuts on cars, commercial vehicles and home appliances were extended until June 30, 2019.

On October 24, 2019, Justice and Development Party submitted a new draft law to the parliament for regulations on the tax system. The draft law proposes new valuable house taxes and accommodation taxes. If the draft law passes, 0.3%, 0.6%, and 1% tax will be applied on houses worth between 5-7.5 million Turkish Liras, 7.5-10 million Turkish Liras and over 10 million Turkish Liras respectively. The draft law also offers to raise the maximum income tax and the stoppage collected from athlete’s revenues, and to lift the tax exception on referees.

Following Parliamentary negotiations that took place in October, November, and December of 2019, the final 2020 Budget Law was approved in the parliament on December 21, 2019 and published in the Official Gazette on December 31, 2019.

According to Presidential Decree No. 1908, dated December 25, 2019, Turkey will establish a mortgage financing firm named Birleşik Ipotek Finansmani A.Ş., which will have an initial capital of TL 10 million. The Treasury will have a 5% stake and transfer TL 500,000 in line with its stake as founding capital.

According to Presidential Decree No. 2568, dated May 24, 2020, the banking and insurance transaction tax on foreign currency purchases has been increased to 1% from 0.2%.

According to Presidential Decree No. 2834, dated August 08, 2020, Turkey has exempted non-resident financial institutions from paying a foreign currency purchase tax.

PRIVATIZATION

The privatization implementations of Turkey amounted to approximately U.S.$115.97 million in 2019 and approximately U.S.$20.28 million in 2020 as of September 8, 2020.

The following table sets out a summary of the most significant privatization implementations completed since 2018:

Name of The Company or Asset	Date of Privatization	Amount (U.S. Dollars)
EÜAŞ - Menzelet ve Kilavuzlu HES	3/9/2018	335,004,857
T. Şeker Fabrikalari - Turhal Şeker Fabrikasi	6/7/2018	123,440,720
T. Şeker Fabrikalari - Çorum Şeker Fabrikasi	6/25/2018	112,156,679
T. Şeker Fabrikalari - Afyon Şeker Fabrikasi	8/17/2018	125,038,805

Note: Only privatizations worth U.S.$100 million or more are listed above.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$70.38 billion as of September 9, 2020.

As of December 30, 2019, the Privatization Administration of Turkey issued separate tenders to privatize 28 sugar factories.

DEBT

On October 31, 2019, the Ministry of Treasury and Finance published the 2020 financing program based on the 2020-2022 New Economy Program projections. According to the financing program, the total amount of debt service in 2020 is projected to be TL 352.1 billion, comprising of payments of TL 222.6 billion in principal and TL 129.4 billion in interest. Total domestic debt service is expected to be TL 287.0 billion while total external debt service is expected to be TL 65.1 billion.

On the external financing front, the Ministry of Treasury and Finance plans to raise U.S.$9.0 billion in equivalent external funding in 2020 through bond issuances in international capital markets.

The Central Government’s total domestic debt stock was approximately TL 1,721 billion as of the end of July 2020, compared to approximately TL 1,546 billion billion as of the end of July 2019.

In August 2020, the average maturity of the Republic’s domestic cash borrowing was 31.4 months, as compared to 29.5 months in August 2019. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 8.52% in August 2020, compared to 18.19% in August 2019. The Monetary and Exchange Rate Policy for 2020 document dated December 5, 2019 states that the open market operations portfolio, which was set at TL 18.9 billion nominal for 2019, will be set at a maximum of 5% of the CBRT analytical balance sheet total assets for 2020.

The total gross outstanding external debt of the Republic was approximately U.S.$431,034 million (at then-current exchange rates) at the end of Q1 2020.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2019 Q1	2019 Q2	2019 Q3	2019 Q4	2020 Q1
GROSS EXTERNAL DEBT	449,415	440,586	433,837	437,622	431,034
SHORT-TERM	117,988	118,415	118,158	123,595	118,690
Public Sector	24,447	23,410	22,489	25,029	25,881
Central Bank	5,898	6,492	6,397	8,413	8,385
Private Sector	87,643	88,513	89,272	90,153	84,424
LONG-TERM	331,427	322,171	315,679	314,027	312,344
Public Sector	122,651	120,885	120,411	133,008	143,299
Central Bank	8	8	8	8	8
Private Sector	208,768	201,278	195,260	181,011	169,037

Source: Ministry of Treasury and Finance

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2020, the Republic’s primary pillars of borrowing strategies are:

•	to borrow mainly in Turkish Lira;

•	to borrow in foreign currencies in addition to the U.S. Dollar in international markets for the purpose of market diversification;

•

to keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	to keep a certain level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Treasury’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

The Republic’s general government gross debt to GDP ratio of 32.8%, which increased by 2.4 percentage points in the third quarter of 2019 compared to 2018 is relatively lower than those of its peers in emerging markets, suggesting that the Republic possesses some fiscal space. The Republic also maintains a large cash balance to cover its financing needs. As of September 3, 2020, the Republic’s cash account with the CBRT stood at TL 192.30 billion. As of year-end 2019, it was TL 66.0 billion.

COVID-19 has clearly negatively affected and will continue to negatively affect growth globally. In order to support the Turkish economy and mitigate the impacts of COVID-19, the Turkish government has announced a stimulus package, the “Economic Stability Shield,” which primarily consists of an increase to the Credit Guarantee Fund limit, tax cuts in various sectors, payment deferrals, short work allowances and increased pension payouts. Such supporting economic activities are expected to contribute to recovery in growth and prevent permanent deterioration both fiscally and to debt stock.

On the other hand, prolonged use of COVID-19-related supporting measures, such as the postponement of collection of certain taxes, extension of credit guarantee schemes, and subsidized loans may lead to a possible decline in government revenues for the Republic or an increase in public sector spending. This may pose a risk of increase in the planned amount of borrowing and a rise in the Turkey’s gross public debt to GDP ratio.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2014	2015	2016	2017	2018	2019
Nominal GDP (in billions of TL)	2,044	2,339	2,608	3,110	3,724	4,280
Real GDP Growth (%)	5.2	6.1	3.2	7.5	2.8	0.9
Unemployment (%)	9.9	10.3	10.9	10.9	11.0	13.7
Consumer Price Index (%)	8.17	8.81	8.53	11.92	20.30	11.84
Domestic Producer Price Index (%)	6.36	5.71	9.94	15.47	33.64	7.36
Current Account Balance (in millions of U.S. Dollars)	-38,848	-27,314	-26,849	-40,584	-20,745	8,022
Program Defined Public Sector Budget Primary Balance/GDP (%)	0.5	0.6	-0.6	-1.0	-2.4	-3.5	*
Central Government External Debt Stock (in millions of U.S. Dollars)	85,163	81,738	82,615	90,241	91,245	96,392
Public Sector Borrowing Requirement/GDP (%)	0.5	0.0	1.0	1.8	2.5	3.2	*

*	2020-2022 New Economy Program target

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From February 4, 2020 to September 15, 2020, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) decreased by approximately 8.69%.

DESCRIPTION OF THE REPUBLIC

Turkey has an executive presidential system of government. Since its founding in 1923, Turkey has aligned itself with the west and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).

Since 1980, the Turkish Government has embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank of the Republic of Turkey (the “Central Bank” and “CBRT”) and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Turkey has undergone an important restructuring process after a 2001 crisis by implementing fundamental fiscal, financial, economic and legal transformation. These reforms include increasing financial liberalization by improving the banking sector, decreasing the public share in the economy via privatization, increasing and improving the regulatory role of the government in the economy, liberalization of energy, communication, education, health and agricultural sectors, and promoting competition and transformation in these sectors. As a result, the Turkish economy achieved striking growth rates. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. According to the Turkstat, in 2019, agriculture, industrial sector and services sector accounted for 6.4%, 22.3% and 61.3% of GDP respectively. The average GDP growth rate during the 2015-2019 period was 4.1%. See “Economy—Services,” “Economy—Principal Industries” and “Economy—Agriculture” for details.

LOCATION, AREA AND TOPOGRAPHY

Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosporus, the Sea of Marmara and the Dardanelles.

Turkey has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.

Turkey is among the countries that are most affected by natural disasters on a global scale due to its tectonic, seismic, topographic, and climactic structure. Although disasters such as floods, avalanches, landslides, and fires are common in the country, earthquakes are typically the most devastating natural disasters in Turkey. According to the 2018 Earthquake Hazard Map of Turkey, a significant portion of Turkey’s population and most of its economic resources are located in seismically hazardous areas. On average, Turkey and its surrounding areas experience two 5 to 5.9 magnitude earthquakes per month and have experienced a large number of earthquakes in recent years, some quite significant in magnitude, which renders the proper management and coordination of disasters absolutely crucial. In the event of future earthquakes, effects from the direct impact of such events could result in a significant loss of lives and have a material adverse effect on Turkey’s economy. In addition to natural disasters, man-made disasters such as chemical, biological, radiological, and nuclear (“CBRN”) incidents have also been frequently experienced in Turkey. CBRN threats in Turkey as well as all over the world have seen a considerable increase in recent years.

The 1999 Marmara earthquake marked the turning point in the area of disaster management and coordination and clearly demonstrated the need to reform disaster management, compelling Turkey to establish a single government institution to coordinate and exercise legal authority in cases of disaster and emergencies.

The Turkish Parliament passed Law No. 5902 in 2009 to form the Disaster and Emergency Management Authority (“AFAD”) under the Turkish Prime Ministry and abolish various agencies which previously held jurisdiction over issues of disaster management. After Turkey adopted a presidential system of governance on April 16, 2017 and the new executive presidential system entered into force with the June 24, 2018 elections, Presidential Decree No. 4, which was published in the Official Gazette on July 15, 2018, reformed AFAD (previously an agency under the office of the Prime Ministry) as an agency under the Ministry of Interior. Decree No. 4 defines the purpose and scope of the Presidency as follows: “to take the necessary measures for the effective provision of services concerning disaster and emergency recovery and civil defense at a country level, ensuring preparedness and risk reduction before events occur; to provide coordination among institutions and agencies in charge of response and recovery operations during and after such events; to conduct and coordinate humanitarian aid operations at home and abroad; and to formulate and implement policy recommendations related to these issues.”

AFAD works to prevent disasters and minimize disaster-related damages, plan and coordinate post-disaster responses, and promote cooperation among various government agencies. Notwithstanding its position as the sole authority on disasters and emergencies, AFAD cooperates with a range of government institutions and non-governmental organizations depending on the nature and severity of disasters.

The mission of AFAD for the period from 2019 to 2023 is “to engage in the efforts required for the effective management of processes relating to disasters and emergencies, to ensure coordination among the relevant institutions and agencies, and to formulate policies in this field”. AFAD aims to serve as an organization that focuses on risk management, with an awareness of the importance of sustainable development that takes care to ensure efficiency, effectiveness and reliability in the provision of services, that is influential on an international level and that effectively coordinates all agencies involved in disaster management. Considering the need to raise public awareness of disasters and emergencies, as well as the level of preparedness, in parallel with efforts to reduce risks in the strategic plan period, the Presidency’s vision was revised to “Building a disaster-resilient community”.

AFAD’s new strategic plan, developed with a participatory approach on a solid foundation that takes into account national and international conjuncture, was created around six components, which are “Coordination and Communication, Risk Mitigation, During and Post-disaster, Social Awareness, International Influence and Institutional Capacity”, as well as the goals that serve these themes. As the successor of the Hyogo Framework for Action, covering the period from 2015 to 2030, the Sendai Framework seeks to reduce losses resulting from disasters, prevent new risks, mitigate existing risks and enhance resilience to disasters. The Sendai Framework for Disaster Risk Reduction defines the basic building blocks for disaster management until 2030 and is the main reference source for the national development plans and programs, as well as for AFAD’s Strategic Plan.

In 2012, AFAD published the National Earthquake Strategy and Action Plan 2012-2023. The main objective of this plan is to prevent or reduce the physical, economic, social, environmental and political damages and losses that earthquakes may cause, and to create new earthquake-resistant, safe, prepared and sustainable living environments.

In order to enhance coordination and improve the management of risks and dangers posed by disasters in Turkey, AFAD introduced a novel disaster management model known as the “Integrated Disaster Management System”, which is intended to prioritize Turkey’s transition from crisis management to risk management.

The Integrated Disaster Management System consists of four axes:

1-Mitigation: This axis covers activities focused on reducing or eliminating the likelihood of loss or lessening its intensity through risk evaluation.

2-Preparedness: This axis covers preparation and training activities for disaster intervention procedures through coordination of people and institutions.

3-Response: This axis covers activities focused on determining and meeting all necessities that may arise as a result of disasters and emergencies as promptly as possible.

4-Recovery: This axis covers the activities that are focused on normalizing, and if possible, further improving all life systems that have been disrupted due to disaster or emergency, in the fastest and most targeted way.

Within the framework of the integrated disaster management system, there are several initiatives directed towards disaster management policies, strategies and practices related to disasters and emergencies, aimed at ensuring the proper distribution of tasks among all stakeholders and effective monitoring and evaluation of these duties, such as the Turkey Disaster Risk Reduction Plan (“TARAP”), the Turkey Disaster Management Strategy Document and Action Plan (“TAYSB”), and the Turkey Disaster Response Plan (“TAMP”).

After the Van Earthquake in October 2011, the need for a comprehensive action plan became clear as then-current legislation in Turkey was no longer fulfilling present day’s needs. New studies and plans on disaster management emerged due to advances in technology and increased disaster awareness. Following a detailed inspection of various types of events; a plan was created to define the roles and responsibilities for all parties involved in disaster and emergency response situations to determine the basic principles of a response plan in all three phases: before, during and after disaster and emergency situations. AFAD named this plan TAMP.

TAMP is flexible, modularly-structured and adaptable to all types and scales of disasters and guides the planning and coordination of public institutions and non-governmental organizations in the event of a local- or national-level disaster to minimize the loss of life and property via efficient resource management. TAMP gives responsibilities to personnel of all parties involved (ministries, the public institutions and non-governmental organizations) in the wake of a local- or national-level disaster to work under different working groups. Personnel, equipment and resource analysis is carried out to analyze the current situation and identify the strengths and weaknesses in current disaster response procedures so as to increase the disaster and emergency management capacity in Turkey. Currently, TAMP is in force and is applied in every disaster situation.

Work on TAYSB began in 2016. This plan will take the form of an action plan that includes the responsibilities and task distribution of all stakeholders related to disaster management. The aims of this plan are (i) to increase the effectiveness of all sectors in disaster management, (ii) to give priority to emergency needs, and (iii) to increase social resilience against disasters. TAYSB has not yet been completed.

Preparatory work on TARAP started in 2017. TARAP aims to identify disaster risks in prioritized categories and to create a blueprint for a set of measures with specific directions on the authority, timing and structure of the implementation of disaster-related measures. After the completion and operationalization of TARAP, redundant investments and efforts in disaster risk mitigation will be prevented, and Turkey will be more resilient against disasters.

In line with its strategic goals, AFAD is conducting several capacity-building activities to improve disaster resilience in society. Some of these key activities include disaster risk reduction activities, situational awareness efforts, CBRN oriented initiatives and humanitarian assistance.

Focusing seriously on disaster risk reduction activities, AFAD completed the pilot study that resulted in the first provincial-level disaster risk reduction plan of Turkey in Kahramanmaraş. IRAP (the provincial level disaster risk reduction plan) has 3 goals, 21 targets and 225 actions. Most of the actions address the recommendations of the Sendai Framework priorities, and thus aim to reduce and prevent disaster risks. In the plan, relevant stakeholders have been designated to accomplish actions in a specific implementation period. IRAP addresses the need to manage underlying disaster risk drivers and strengthen good governance in disaster risk management with a focus on local governments, including authorities and managers at city or other sub-national levels.

With the aim of increasing disaster awareness in society, AFAD launched the “Disaster Prepared Turkey” campaign in 2013. Four projects have been launched within the framework of this campaign: Disaster Prepared Family, School, Workplace and Young Volunteers. Since 2013, the campaign has reached over 12 million people (with the majority of participants being children) through face-to-face indoor trainings, practices at three mobile earthquake simulation trucks and three simulation centers at important cities in Turkey. In 2019, 1.3 million citizens participated in disaster awareness activities throughout the country.

Aiming to get volunteers involved in disaster management, AFAD initiated the AFAD Volunteerism System Project in 2018. The scope of the project is to ensure that persons wishing to take a voluntary role in any phase of the disaster management cycle can participate in accordance with certain standards, identify the fields of volunteer activity, increase volunteer capacities through trainings and monitor volunteer performance within the system. The aim here is to construct a voluntary pool within the AFAD Volunteerism System, aimed at directing people in the pool to be able to work effectively in coordination with professional staff during every phase of disaster management cycle.

In addition to these efforts, AFAD also plays a key role in coping with man-made disasters such as CBRN. Turkey conducts several capacity-building activities such as trainings, exercises, increasing equipment inventory and preparing CBRN strategy papers in order to cope with these threats more effectively. In addition, important collaborations have been established with international organizations in the field of CBRN, such as OPCW, IAEA and NATO, in order to carry out international CBRN activities. One of the most important international activities in the CBRN field was the International CBRN Congress, which was first held in December 2017 and then in November 2019. More than 700 people from governmental institutions, universities, the private sector and international organizations participated in both congresses. Another considerable work of Turkey in the field of CBRN management is the revision of the current CBRN legislation, detailing the CBRN incident management process and clarification of the roles and responsibilities of the relevant institutions in order to enhance the coordination and implementation of CBRN activities.

The Turkish nation has an enduring tradition of humanitarian aid emanating from its history and culture. In addition to disaster and emergency management activities within Turkey, AFAD also carries out humanitarian aid operations abroad. Turkey has always perceived providing international aid to countries during times of natural disasters, war, poverty and social clashes as a humanitarian duty and an important element in achieving a stable international community.

Between 2009 and 2019, Turkey carried out humanitarian aid operations in order to help people affected by disasters and emergencies such as earthquakes, floods, drought, famine, fire and international disturbances. AFAD’s contributions have increased over the years and aid has reached nearly 60 countries across 5 continents. According to the Global Humanitarian Assistance Report, Turkey has been one of the lead countries in providing humanitarian aid over the past couple of years.

One of the goals of the AFAD Strategic Plan is “to become a leading organization in the international arena.” AFAD aims to become a leading organization in the world by increasing its institutional presence in the international arena. In pursuit of this goal, AFAD has collaborated with international organizations and countries, and played an active role in such initiatives.

POPULATION

According to estimates of the Turkish Statistical Institute (“TURKSTAT”), the population of Turkey was 83,154,997on December 31, 2019. The annual population growth rate for Turkey in 2019 was 1.4%, compared to an annual growth rate of 1.5% in 2018. Turkey’s population is relatively young compared to other European countries, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. In 2019, the median age of the population in Turkey was 32.4, with a median age of 31.7 for males and 33.1 for females. Persons of working age, the age group of 15-64, constituted 67.8% of the total population in 2019.

The largest city in Turkey, with a population of about 15.5 million, is Istanbul, the country’s commercial center. Ankara, the capital city of Turkey, with a population of about 5.6 million is the second largest city. Izmir, with a population of about 4.4 million, is third largest. Other cities with populations in excess of one million are (in alphabetical order) Adana, Antalya, Aydin, Balikesir, Bursa, Denizli, Diyarbakir, Gaziantep, Hatay, Kahramanmaraş, Kayseri, Kocaeli, Konya, Manisa, Mersin, Sakarya, Samsun, Sanliurfa, Tekirdağ and Van.

In 2019, total employment was 28,080 million, with approximately 18.2% employed in agriculture, 19.8% in industry and 62.1% in services (including construction). The unemployment rate was 13.7% in 2019. See “Economy—Employment and Wages” for details.

Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 67.4 years in 1990 to an average of 78 years for the period of 2015-2017. The infant mortality rate decreased from 51.5 per thousand live births for the year 1990 to 9.1 per thousand live births for the year 2019. According to the Address Based Population Registration System, the adult literacy rate among individuals aged 6 years and over increased sharply from 80.5% in 1990 to 97.2% in 2019.

Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including mostly Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.

GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

Overview

A popular nationalist movement began in Turkey before the turn of the 20th century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as Turkey’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.

Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly.

On April 16, 2017, a new constitutional reform package was approved in a public referendum. The constitutional reform package included, among other things, the following changes: giving executive powers to the president and vice presidents while abolishing the post of prime minister, lowering the age of candidacy for parliament from 25 to 18, and increasing the number of parliamentarians from 550 to 600.

The package of constitutional amendments allowed the winner of the presidential election to assume full control of the government and transform the parliamentary system into an executive presidential system. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately. The new executive presidential system became fully effective after the first parliamentary and presidential elections under the amended constitution were held on June 24, 2018.

The Constitution provides for the Assembly and a President. Both presidential and parliamentary elections will be held every five years on the same date. Pursuant to a 2007 amendment to the Constitution, the President is elected by the absolute majority vote of the public. Prior to this amendment, the President was elected by the Assembly. The President is elected for a five-year term, and can serve a maximum of two terms. Under the new presidential system, the President appoints the members of the Cabinet and the Cabinet, chaired by the President, exercises the executive powers of the Government.

The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties based on class, religion or ethnic identity. The Law No. 2839 provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly. In the case of an alliance of two or more political parties, the total number of these parties’ votes is taken into consideration to meet the 10% eligibility ratio. In this case, these parties’ votes are not taken into consideration individually.

Significant Events

The Turkish military establishment has historically been an important factor in Turkish government and politics, directly interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems. On July 15, 2016, a coup d’état was attempted against the Government by a faction within the army that is linked to the terrorist group called Fethullah Terrorist Organization (“FETÖ”). The coup plotters attempted to overthrow the Government by seizing control of several key institutions and buildings in Ankara, Istanbul, and elsewhere, but failed to do so as there was strong public opposition against the coup plotters. During the coup attempt, approximately 250 people were killed and more than 2,200 were injured while many government buildings, including the Turkish Parliament and the Presidential Palace, were damaged. On July 21, 2016, the Parliament approved the declaration of a three-month state of emergency, in line with Article 120 of the Constitution, in order to enable the authorities to take swift and effective action against those responsible for the failed coup, which also resulted in the temporary suspension of the European Convention on Human Rights based on Article 15 of the Convention. On August 7, 2016, several million people gathered in Istanbul for an anti-coup rally organized by the Turkish authorities, showing solidarity and political cohesion against the attempt. The President, Prime Minister and the two leaders of the opposition parties participated in the anti-coup rally. On each of October 3, 2016, January 3, 2017, April 18, 2017, July 17, 2017, October 17, 2017, January 18, 2018 and April 18, 2018 the Parliament approved an extension of the state of emergency, declared after the country’s failed military coup, by a further three months. The State of Emergency has not been extended beyond July 18, 2018.

On July 19, 2016, Turkey filed an official request with the United States for the extradition of Fethullah Gülen, Pennsylvania-based leader of the FETÖ, accused of masterminding the failed coup. On August 2, 2016, Turkey filed a second request for the extradition of Gülen. On August 23, 2016, a delegation from the United States visited Turkey to discuss the extradition with officials from relevant government institutions. On August 24, 2016, U.S. Vice President Biden met with President Erdoğan in Ankara to ease tensions between Turkey and the United States over the extradition Gülen. After the meeting, Vice President Biden stated that the United States had no interest whatsoever in shielding anyone who has done harm to an ally but the United States government needs to meet the legal standard requirement under U.S. law. On another visit to the U.S. by the Turkish delegation in September 2016, relevant Turkey and U.S. counterparts re-exchanged views. Bilateral discussions on this issue are ongoing.

Elections & Executive Powers

The most recent local elections were held on March 31, 2019. According to the official results from the Election Board, AKP and MHP, (“People’s Alliance”) won 49.70% of the votes for the mayoral election (municipality and metropolitan municipality) while CHP and İYİ Party, (“Nation Alliance”) obtained 37.99% of the votes. On May 6, 2019, the Supreme Election Council accepted the AKP’s objection to the local election results in Istanbul, where the AKP lost by a narrow margin, and announced that a re-run election in Istanbul would be held on June 23, 2019. On June 23, 2019, the mayoral candidate for Turkey’s opposition Republican People’s Party’s (CHP), Ekrem Imamoglu, won the re-run election with 54.21% of the votes against AKP’s Binali Yildirim, the candidate of ruling Justice and Development (AK) Party’s Binali Yildirim, who received 44.99% votes.

The previous local elections for municipalities were held on March 30, 2014. In these elections, the Justice and Development Party (“AKP”) received 42.87% of the votes cast for the seats in councils of the municipalities. The Republican People’s Party (“CHP”), the Nationalist Action Party (“MHP”) and the Peace and Democracy Party received 26.34%, 17.82% and 4.16% of the votes, respectively.

On May 5, 2016, the Republic’s former Prime Minister Ahmet Davutoglu announced his resignation. On May 22, 2016, the ruling AKP held an extraordinary congress and elected Binali Yildirim as its new chairman and therefore, as Prime Minister of the Republic. On the same day, President Recep Tayyip Erdoğan accepted the resignation of Prime Minister Ahmet Davutoglu and his cabinet. On May 24, 2016, new Prime Minister Binali Yildirim formed the 65th Turkish government. Following adoption of the constitutional amendment, on May 21, 2017, President Erdoğan was re-elected as the chairman of the ruling AKP at a party congress and the status of Prime Minister Binali Yildirim in the party was changed to general vice-president. On July 19, 2017, Prime Minister Binali Yildirim announced a Cabinet reshuffle, forming the 66th government of the Republic.

The latest general and presidential elections were held on June 24, 2018. According to the official results announced by the Supreme Election Council on July 4, 2018, President Erdoğan won an absolute majority in the presidential election with 52.59% of the vote. The Justice and Development Party (“AKP”) garnered 42.56% of the votes, the Republican People’s Party (“CHP”) garnered 22.65%, the Nationalist Movement Party (“MHP”) garnered 11.10%, the Peoples’ Democratic Party (“HDP”) garnered 11.70%, the Good Party (“IYI”) garnered 9.96%, and other participant political parties and independent candidates garnered 2.03% of votes.

The elections results marked Turkey’s transition to an executive presidential system of government, abolishing the prime ministry post, among other constitutional changes. Statutory Decree No. 703 published on July 9, 2018, abolished some laws on the organizations and functions of some ministries and institutions. Under the decree, Prime Ministry Undersecretariat of Treasury and the Ministry of Finance were consolidated into one ministry and the new ministry was named the “Ministry of Treasury and Finance” and is the agency with the authority to raise funding in international capital markets on behalf of the Republic of Turkey.

In the recently established executive presidential system, the cabinet involves the following ministries: Ministry of Treasury and Finance, Ministry of Justice, Ministry of Interior, Ministry of National Education, Ministry of National Defense, Ministry of Health, Ministry of Energy and Natural Resources, Ministry of Environment and Urbanization, Ministry of Culture and Tourism, Ministry of Youth and Sport, Ministry of Transport and Infrastructure, Ministry of Foreign Affairs, Ministry of Labor, Social Services and Family, Ministry of Agriculture and Forestry, Ministry of Industry and Technology, and Ministry of Trade.

The following table sets forth the composition of the Assembly by total number of seats as of August 31, 2020:

Table 1

Number of Seats
Justice and Development Party	291
Republican People’s Party	138
People’s Democratic Party	56
Nationalist Action Party	48
İYİ Party	37
Turkish Workers Party	2
Grand Unity Party	1
Democracy and Progress Party	1
Democrat Party	1
Democratic Regions Party	1
Felicity Party	1
Novelty Party	1
Independent	8
Total	586

Source: The Grand National Assembly of Turkey

The next parliamentary and presidential elections are scheduled for June 18, 2023.

Legislation

On May 20, 2016, the Parliament approved a bill that would lift the immunity of deputies from all parties, who faced existing investigations. On June 8, 2016, the related constitutional amendment was published in the Official Gazette. The parliamentary status of two HDP deputies have been removed as they were convicted on terrorism charges, and two other HDP deputies have also lost their seats in the parliament due to “absenteeism” as they have not entered the legislature since October 2016, a month before arrest warrants were issued against them on charges including membership of a terrorist organization and making terrorist propaganda. As of November 4, 2018, 9 deputies including the HDP’s co-chairs have been under arrest over alleged links to terrorist groups including the PKK. On June 4, 2020, a CHP deputy and two HDP deputies were sentenced for “being part of an armed terrorist group” and “leaking state secrets” a day after the parliament revoked their seats. Parliamentary status of these deputies has been removed due to the finalized sentences given by the courts. The final judgements of the judicial proceedings against the deputies were read out in the General Assembly of the Parliament. The CHP deputy was found guilty of disclosing secret state documents by the 2nd Penal Department of the Istanbul Regional Court of Justice. HDP’s lawmakers, on the other hand, were arrested for being members of the PKK terrorist group.

On December 10, 2016, a new constitutional reform package was submitted to the Parliament by the AKP ruling party and the MHP opposition party. The constitutional reform package includes among other things the following changes: giving executive powers to the president and vice presidents while abolishing the post of prime minister, lowering the age of candidacy for parliament from 25 to 18 and increasing the number of parliamentarians from 550 to 600. On December 30, 2016, the constitutional reform package was approved by the Constitutional Committee. The constitutional reform package was approved by the Parliament on January 20, 2017 and approved by the President on February 10, 2017. The constitutional reform package was approved in the public referendum held on April 16, 2017. On April 21, 2017, Turkey’s main opposition party filed a court appeal against the electoral authority’s decision to count unsealed ballot papers in the April 16 referendum as valid. Following an unsuccessful appeal to the Supreme Election Council itself, the Council of State (the highest administrative court in Turkey) rejected the opposition party’s petition to annul the High Election Council’s decision on the referendum results on April 25, 2017. According to the official results announced by the Supreme Election Council, on April 27, 2017, the turnout rate was 85.43%. Supporters of the package had 51.41% of the votes cast and opponents had 48.59% of the votes cast. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately. The new executive presidential system became fully effective after the first parliamentary and presidential elections under the new constitution were held on June 24, 2018.

Some of the most important changes imposed by the executive presidential system are as follows:

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Article 77. Parliamentary terms are extended from four to five years. Parliamentary and presidential elections will be held on the same day every five years, with presidential elections going to a run-off if no candidate wins a simple majority in the first round.

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Article 87. The functions of the Parliament are to: prepare, change, and remove laws; accept international contracts; discuss, increase or decrease budget (on Budget Commission) figures and accept or reject the budget in the General Assembly; appoint seven members of the Council of Judges and Prosecutors (“HSK”); and, exercise other powers in the constitution.

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Article 104. The President becomes both the head of state and head of government, with the power to appoint and remove ministers and the Vice President. The President can issue decrees based on his executive powers. If legislation is enacted on the same topic about which the President issued an executive order, the decree will become invalid and parliamentary law becomes valid.

•	Article 106. The President can appoint one or more Vice Presidents. If the presidency falls vacant, then presidential elections must be held within forty-five days.

•	Article 116. The President and three-fifths of the Parliament can decide to renew elections. In this case, the enactor also dissolves itself until elections.

•	Article 125. The acts of the President are now subject to judicial review.

The articles related to changes to the judicial system are as follows:

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Article 146. The President used to appoint one judge from the High Military Court of Appeals, and one from the High Military Administrative Court. As military courts are now abolished, the number of judges in the Constitutional Court is reduced to fifteen from seventeen. Consequently, presidential appointees are reduced to twelve from fourteen, while the Parliament continues to appoint three.

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The High Council of Judges and Prosecutors is renamed to “Council of Judges and Prosecutors”. The number of members is reduced to thirteen from twenty-two and departments are reduced to two from three. Four members are appointed by the President and seven will be appointed by the Parliament. Council of Judges and Prosecutors candidates will need to get two-thirds, or 400, votes to pass the first round and will need three-fifths, or 360 votes in the second round to become a member of HSK. The other two members, the Justice Minister and Ministry of Justice Undersecretary, remain the same.

Judicial Power

Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Constitution Court also examines and adjudicates on the merits of individual applications. The High Court of Appeals is the court of last resort for most civil and criminal matters.

A judicial reform package was accepted by the Parliament on October 24, 2019. Some of the important changes in the package are set out below:

•	With an addition to the Anti-Terror Law, statements of thought that do not exceed the limits of reporting or are made for criticism will not constitute a crime.

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During the investigation phase, the detention period cannot exceed 6 months for cases that do not fall under the jurisdiction of the high criminal court, and 1 year for cases that fall under the jurisdiction of the high criminal court.

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After the acceptance of an indictment, the criminal court of first instance may decide to apply the simple trial procedure for crimes that require a judicial fine or a maximum imprisonment of 2 years or less.

•	The scope of the exceptional provisions previously accepted to be implemented at the appeal stage was expanded.

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The scope of the decisions of the criminal offices of the regional court of cassation that can be appealed has been expanded. The decision will be made without a hearing, and an appeal may be filed against this decision. The acceptance of a request for postponement or suspension may be subject to assurance or other condition.

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With the amendment made to the Law on the Regulation of Broadcasts on the Internet and the Fight Against Crimes Committed Through These Publications, the decision to block access for some crimes will be made by blocking access to content.

FOREIGN POLICY

“Peace at Home, Peace in the World” has been the guiding principle of the Republic of Turkey’s foreign policy since its foundation in 1923. As a democratic, secular, and economically thriving country located at the center of a strategic and dynamic region, Turkey actively pursues a responsible, constructive, and multidimensional foreign policy. Facing many opportunities and challenges in her neighborhood, Turkey, with its “enterprising and humanitarian foreign policy” seeks to help generate stability, security, and prosperity in its region and beyond.

In pursuit of creating and sustaining peace and prosperity in its region, Turkey aims to further develop its relations with neighboring countries through initiatives towards strengthening political dialogue, economic interdependence, and social-cultural interaction among regional countries. One key element of this policy is the principle of regional ownership, fostering an environment where all regional actors can become part of the solution and agree on a common vision based on their shared interests.

Drawing strength from its increased economic and political capabilities, Turkey has been more actively involved in a wider geography and in a wider set of global issues. Turkey has been developing and strengthening its relations bilaterally as well as with regional organizations in Africa, Asia-Pacific, Latin America, and the Caribbean. With 246 diplomatic missions, Turkey has the fifth largest diplomatic network in the world and has plans to further increase this number.

Turkey effectively harnesses economic and commercial instruments in its relations within the region and beyond. These instruments include, among others: Free Trade Agreements (FTAs), preferential regimes, incentives and integration of customs. Due to its economic and commercial cooperation with various geographies, Turkey has 20 FTAs in force. Through these efforts, Turkey’s exports reached a record high of U.S.$180.7 billion in 2019, while the cumulative amount of foreign direct investment (FDI) in 2003-2019 was U.S.$210 billion.

As the world’s 13th (according to purchasing power parity) and Europe’s 5th biggest economy, Turkey actively contributes to global governance efforts at the Group of Twenty (“G-20”) and other multilateral fora. Turkey has also been taking on greater responsibility in global humanitarian and development initiatives. From May 23-24, 2016, Turkey hosted the first-ever UN World Humanitarian Summit in Istanbul. According to the Global Humanitarian Assistance Report, Turkey’s international humanitarian assistance amounted to U.S.$8.399 billion in 2018. The Report also notes that in 2018, Turkey became the largest donor country. Turkey was also the world’s “most generous” humanitarian donor when the ratio of official humanitarian assistance to national income (0.79%) is taken into consideration. Simultaneously, Turkey continues to be the largest refugee hosting country according to UN figures.

Turkey’s official development assistance (“ODA”) was U.S.$8.142 billion in 2017 and reached U.S.$8.6 billion in 2018. These figures also correspond to 0.95% and 1.1% of Turkey’s GDP for 2017 and 2018, respectively, exceeding the UN’s ODA/GNP target of 0.7% for two consecutive years. The Least Developed Countries (“LDCs”) are a priority in Turkey’s development cooperation. Turkey hosts the UN Technology Bank for LDCs, which was inaugurated on June 4, 2018, marking the achievement of the first Sustainable Development Goals (“SDG”) target of 17.8.

Turkey plays a prominent role in peace building and conflict prevention efforts, acting as a mediator or facilitator in various conflicts around the world and spearheading multilateral initiatives. In this regard, Turkey plays a leading role in raising awareness and capacity-building for mediation, by simultaneously co-chairing three distinct mediation-focused initiatives within the UN, Organization for Security and Co-operation in Europe (“OSCE”), Organisation of Islamic Cooperation (“OIC”), by organizing two annual mediation conferences, and by convening the Mediation for Peace Certificate Training Program. Turkey is also spearheading new initiatives in the field of diplomacy. In August 2019, during the last Ambassadors Conference, Foreign Minister Çavuşoğlu announced the Digital Diplomacy Initiative. The initiative aims to capitalize on the potential of big data and artificial intelligence in the making of foreign policy, as well as improve digital literacy of Turkish diplomats and the efficiency of the Turkish diplomatic service.

Turkey has been an EU member candidate since 1999 and its accession negotiations began in 2005. Membership is Turkey’s strategic priority and Turkey remains committed to the accession goal. The Turkey-EU Customs Union has been in effect since 1996. The EU is currently Turkey’s biggest trading partner. As a candidate country, Turkey also receives Instrument for Pre-Accession funds from the EU.

Strong commitment to human rights, the rule of law and democracy are the guiding principles advocated by Turkish foreign policy. Turkey gives its full support to the protection, promotion, and effective implementation of fundamental human rights in its surrounding region and beyond, as well as making significant contributions to the international standard-setting activities with respect to human rights.

Turkey is party to the core human rights conventions of the UN and cooperates with the international and regional human rights mechanisms. Turkey is also party to the European Convention on Human Rights and to a large number of protocols and other Council of Europe Conventions, including Protocol 6 and 13, abolishing the death penalty in all circumstances.

Over the last decade, a series of comprehensive reforms have been successfully implemented in line with Turkey’s international commitments and aspirations to further improve the standards of human rights, the rule of law and democracy. The country transitioned into a presidential system of government in July 2018. This transition aims to restructure the executive in order to make it more effective. Parliamentary elections were also completed at the end of June 2018.

International Organizations

Turkey is a founding member of the UN, the Council of Europe, the European Bank for Reconstruction and Development, the Asia Infrastructure Investment Bank (“AIIB”), the Organization for Security and Cooperation in Europe (“OSCE”) and the Organization of the Black Sea Economic Cooperation (“BSEC”), the OIC, the Economic Cooperation Organization (“ECO”) and the Developing Eight (“D-8”) Organization for Economic Cooperation. Turkey is among the 20 biggest contributors to the UN budget, with a contribution of U.S.$38,226,584 in 2019. Turkey has been a member of the UN Geneva Group since 2014. Turkey is also a member of the North Atlantic Treaty Organization (“NATO”), the Organization for Economic Co-operation and Development, the World Trade Organization, the World Customs Organization (“WCO”), the Islamic Development Bank and the Conference on Interaction and Confidence Building Measures in Asia. Turkey hosted the 9th D-8 Summit on October 20, 2017 in Istanbul and assumed Chairmanship of the D-8 for the 2018-2020 term. In 2019, Turkey hosted the 24th Council of Foreign Ministers of ECO and assumed its Chairmanship. Turkey hosted the 13th Islamic Summit of the OIC from April 14-15, 2016, in Istanbul and performed the Summit Chairmanship of the OIC until 2019.

Turkey is a member of the G20 and assumed its Presidency on December 1, 2014, announcing its priorities as “Inclusiveness, Implementation, and Investment”. Under the theme of “Collective Action for Inclusive and Robust Growth,” Turkey pursued an ambitious agenda and an intense work plan which, through collective action, paved the way towards achieving the overarching aim of the G20: strong, sustainable, balanced, and inclusive growth. During its G20 Presidency, Turkey organized 60 official meetings and initiated the Women 20 (W20). Turkey’s G20 Presidency culminated in the 10th G20 Leaders’ Summit, hosted by the President of the Republic of Turkey in Antalya, from November 15-16, 2015. Turkey handed over the G20 Presidency to China on December 1, 2015.

Turkey is also a member of MIKTA, an innovative partnership established by the Foreign Ministers of five G20 countries (Mexico, Indonesia, South Korea, Turkey and Australia) in September 2013. Since then, MIKTA has held sixteen meetings of Foreign Ministers, several meetings at the levels of senior officials and experts, and carried out exchange programs, workshops, and outreach activities. Turkey assumed the MIKTA Chairmanship in 2017. During its Chairmanship, Turkey continued to build upon previous MIKTA activities and also introduced new initiatives like the MIKTA Policy Planning Consultation Meetings.

Turkey took over the Chairmanship-in-Office of the BSEC at the 35th Meeting of the Council of Ministers of Foreign Affairs held in Belgrade on December 13, 2016, for the first half of 2017 and hosted the 25th Anniversary Summit of the BSEC at the level of Heads of State and Government in Istanbul on May 22, 2017, among many other meetings at the level of ministers and experts. Turkey will also hold the BSEC Chairmanship-in-Office in the second half of 2023.

Turkey emphasizes the need for dialogue, openness, diversity, inclusive policies in international relations. In this regard, Turkey has assumed leadership roles in endeavors to foster mutual respect and common values among different cultures and religions, including co-sponsoring (with Spain) the UN Alliance of Civilizations.

Turkey is a member of the Asia Cooperation Dialogue (ACD) since 2013, a continent-wide forum, which aims to consolidate Asia’s strengths and competitiveness by maximizing its diversity and rich resources. As of September 2019, Turkey is the ACD Chair for the 2019-2020 term.

Additionally, Turkey has “observer” or “partner” status at various regional organizations. Turkey also participates in the Union for the Mediterranean. Turkey is a member of the World Bank, the International Monetary Fund, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency, and the Bank for International Settlements and is a participant in the International Convention on the Harmonized Commodity Description and Coding System.

Turkey is one of the founding members of the International Maritime Organization (“IMO”) and has been a member of its Executive Council since 1999. Turkey has intensified its efforts to improve the standards of its merchant fleet and to harmonize its legislation with the EU acquis in areas like maritime safety, fisheries, and shipping. Turkey is also party to major IMO Conventions and Protocols. Turkey, a member of the International Civil Aviation Organization (“ICAO”) since its foundation, was elected to the ICAO Council for the 2016-2019 period. Turkey’s global flag-carrier, Turkish Airlines, enjoys the largest air transport network in the world, flying to 268 cities in 125 countries as of the end of 2019. Turkey became an Associate Member of the European Organization for Nuclear Research (“CERN”), on May 6, 2015, following Turkey’s ratification of the Associate Member Agreement signed in 2014. Turkey’s Associate Membership strengthens the long-term partnership between CERN and the Turkish scientific community.

Non-Proliferation and Disarmament

Turkey’s security policies prohibit the production and use of all kinds of weapons of mass destruction (“WMD”). Party to all international non-proliferation instruments and export control regimes, Turkey supports their effective implementation in good faith. With a goal of fulfilling the provisions of these instruments and arrangements, Turkey has an enhanced system of export controls in line with the standards of the European Union.

Turkey pursues a comprehensive and integrated policy in its region. Due to its proximity to areas of internal and regional strife, Turkey also closely monitors developments in its region and takes part in collective efforts aimed at containing and reversing alarming trends. In this respect, Turkey supports all efforts towards the establishment of an effectively verifiable zone free of WMD and their means of delivery in the Middle East, as an important confidence building measure that would contribute to the peace, security, and stability in the region.

Terrorism

Turkey has been effectively countering terrorism in all forms and manifestations through a multidimensional strategy, which has led to significantly reduced terrorist threat and activities.

The counter-terrorism measures that Turkey has put in force have not disrupted its path of embracing a fully-functioning democracy, furnished with human rights and freedoms.

Turkey’s combat against terrorist elements, the PKK, DEASH and FETO are briefly presented hereinafter.

Kurdistan Workers’ Party (“PKK”) (When civilians are among the victims of a PKK attack, the responsibility is claimed by Kurdistan Freedom Falcons, which is a cover for the PKK’s acts of terror against civilians in cities.): By 2019, about more than half of the PKK’s presence in Turkey was eliminated. Its grass-root support has significantly subsided. More importantly, Turkey has deprived the PKK of its capabilities to stage attacks. Effective measures against PKK culminated in in-fights and eventually disintegration of the organization. This was best observed in the plummeting numbers of recruits while militants disengaged themselves from the organization. In 2018 and 2019, a total of 748 militants were disengaged (383 in 2018, 365 in 2019) from the organization, by surrendering or by persuasion. According to official estimates, the level of recruitment fell by 90% in view of Turkey’s measures.

The Turkish National Police have foiled a number of attacks. Solely in 2019, almost 300 attacks were prevented.

As far as the PKK is concerned, the efficiency of Turkey’s counter-terrorism measures becomes more evident once the numbers relating to casualties and attacks in 2019 are taken into account. In 2015, in more than 2,800 terrorist acts, 105 civilians lost their lives. Despite a reduction in the number of terrorist acts (1,321) in 2017, the casualties rose to 134. These measures started to show their effects in 2019 where the number of terrorist acts and civilian casualties have dropped dramatically, to 722 and 49, respectively. The number of terrorist acts have reduced by 74% between 2015-2019.

Islamic State of Iraq and the Levant (“DEASH”): Terror attacks by DEASH in Turkey have taken the lives of 304 citizens. Turkey has long been at the forefront of efforts to counter DEASH, significantly reducing DEASH’s threat, and narrowing down its terrorist activities. More than 500 operations were carried out by Turkish Security Forces in 2017, more than 1300 operations took place in 2018, and in 2019 the number of operations amount to almost 1500. 388 terrorists were neutralized in 2019 and 3 terrorist attacks were prevented. Since the attack against a nightclub in Istanbul on January 1, 2017, no major terrorist attack has taken place in any of the metropolitan areas in Turkey.

Turkey continues to be a key stakeholder in the fight against DEASH and foreign terrorist fighters (“FTFs”). To that end, as of June 2020, more than 98,000 people are included on a no-entry list, more than 7,900 foreign nationals suspected of FTF related activity have been deported, and Risk Analysis Units operating at airports have denied entry to more than 9,500 suspected FTFs. More than 700 FTFs were deported in 2019.

Turkey is a member of the Global Coalition Against DEASH and is also co-chairing the FTF Working Group (“WG”) within the Coalition, along with Kuwait and the Netherlands. In 2019, two major WG meetings were held in Ankara, where Turkey stressed its determination and dedication to cooperate with the international community to bring a solution to the FTF issue following the defeat of DEASH in the battlefield. In the last WG meeting, held on December 19, 2019, around 90 participants from more than 20 countries and 4 International Organizations, were present.

Turkey contributed to the Council of Europe Additional Protocol to the Convention on the Prevention of Terrorism. Turkey signed the Additional Protocol on October 22, 2015; and this Protocol entered into force as of June 1, 2018.

Turkey’s determined fight against DEASH and its efforts concerning the FTF problem were recognized in the Country Report on Terrorism 2019, published by the State Department of the USA.

Indeed, Turkey did not only combat and eradicate DEASH elements within its borders, it also played an essential role in the elimination of major DEASH members, including the cooperation it provided in neutralization of the former ringleader of DEASH, Abu Bakr Al Baghdadi.

As a member of the Global Coalition Against DEASH since its inception, Turkey contributed to the Coalition’s efforts in Syria and Iraq through the use of its own national assets and capabilities. Turkey is the only NATO member of the Coalition which entered into direct combat against DEASH.

Turkey’s response to these terror threats has been based on the notion of self-defense, as outlined in Article 51 of the UN Charter. Turkey will continue to exercise its right to protect the country’s national security. Certain UN Security Council resolutions (No. 1373, No. 2170, and No. 2178) also attribute responsibility to countries in the fight against terrorism, specifically in countering DEASH.

Turkey has given its full support to all international efforts to fight DEASH. Turkey initiated Operation Euphrates Shield (“OES”) as a counter-DEASH initiative on August 24, 2016 with the support of the Global Coalition. OES was successfully concluded on March 29, 2017. Supported by the Turkish military, the Free Syrian Army succeeded in clearing an area of 2,015 square kilometers of DEASH presence, clearing Turkey’s border area of DEASH presence, and eliminating 2,647 DEASH members.

On January 20, 2018, Turkey launched Operation Olive Branch (“OOB”) which was conducted in cooperation with the Free Syrian Army as a counter-terrorism operation in Syria’s northern Afrin district, along the Turkish-Syrian border, to clear the region of PKK’s Syrian affiliate “People’s Protection Units” (“YPG”) as well as DEASH elements.

On October 9, 2019, the Turkish Armed Forces, together with the Syrian National Army, launched Operation Peace Spring (“OPS”) against PKK/YPG and DEASH terrorists in northeast Syria. The goals of OPS were to ensure the security of Turkey’s borders, to neutralize terrorists in the region and to save the Syrian people from the oppression of terrorists. Thanks to the successful conclusion of the operation, Turkey cleared an area over 4,300 square kilometers between Tel Abyad and Ras al-Ayn from DEASH and PKK/YPG threat.

Fetullahist Terrorist Organization (“FETO”): The fight against FETO both within and outside Turkey constitutes one of the main priorities of the Turkish government. Turkey successfully conducts its fight at home in compliance with the principles of the rule of law and fundamental rights and freedoms against this organization. It also continues to inform its allies and partners and asks them to take necessary steps against FETO affiliated individuals and entities.

Human Rights

The three fundamental pillars of Turkey’s reform strategy for setting the necessary basis to ensure full respect for the fundamental rights and freedoms are: (1) adherence to fundamental international human rights conventions, (2) making legislative amendments as necessary, and (3) taking relevant measures for the full implementation of the reforms.

Turkey is faced with severe and multiple security challenges emanating from various terrorist organizations including FETO, PKK, DHKP-C, and DEASH. Effective measures are deemed indispensable not only for security considerations, but also to protect Turkey’s democracy and the rights of its citizens. After the coup attempt of July 15, 2016, a State of Emergency was declared and Turkey duly resorted to the right of derogation from the obligations in the European Convention on Human Rights and the International Covenant on Civil and Political Rights (“ICCPR”). The State of Emergency has not been extended beyond July 18, 2018 where Turkey revoked its derogations for European Convention on Human Rights and ICCPR.

Effective domestic remedies are in place for reviewing measures. Review boards have been established within public institutions to assess the complaints of those who believe they have been wrongfully suspected in the anti-terrorism probes. In addition to already existing national remedies, be they judicial or administrative, an Inquiry Commission on the State of Emergency measures was established in January 2017 as a domestic legal remedy. As a result of remedial actions taken by the relevant authorities, more than 43,000 have been reinstated and 360 private entities have been allowed to function again. The Inquiry Commission on State of Emergency Measures was recognized as a domestic remedy by the European Court of Human Rights. Since its inception, the Commission issued around 12,000 decisions of reinstatement as of June 19, 2020.

INTERNATIONAL RELATIONS

The European Union

Turkey has been linked to the EU by an Association Agreement since 1964 and as contemplated in the Association Agreement, a Customs Union was established in 1995. The European Council granted “candidate country” status to Turkey in December 1999 and the accession negotiations began in October 2005.

The Accession Partnership (“AP”) Document for Turkey was approved by the Council of the European Union on March 8, 2001. On March 19, 2001 the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”), which enumerates the measures Turkey would take in order to adopt the AP. The AP was revised in 2003, 2006 and 2008 by the EU, which was followed by the revisions of NPAA by Turkey. The AP has not been revised by the EU since 2008. Therefore, taking into account the latest EU acquis, Turkey prepared its own acquis alignment roadmap called the National Action Plan for the EU Accession (“NAP”), which covered 2016-2019 period. In addition to screening the harmonization of the Turkish legislation with that of the EU through NAP, the incorporation of the EU legislation into Turkish legislation and its implementation is done through the work of the Association Council, Association Committee and its sub-committees.

Important Developments in 2019

In February 2019, Turkey submitted its Economic Reform Program (ERP) for the 2019-2021 period. The ERP was prepared based on the 2019-2021 Medium Term Program (the “New Economy Program”).

The 6th Reform Action Group meeting, which was chaired for the first time by the President, was held on May 9, 2019, Europe Day.

The new Judicial Reform Strategy was adopted in May 2019. The Strategy plans significant activities on independence of judiciary, protection of fundamental rights, efficiency of judiciary, quality of services and human resources, access to justice, criminal justice system and alternative dispute resolution mechanisms. The First Judicial Package to implement the Judicial Reform Strategy came into force in October 2019 and brought significant amendments addressing issues related to fundamental rights and freedoms.

Presidential Circulars issued in 2019 on “Coordination of the Work Regarding the European Union” (2019/22), “Visa Liberalization Dialogue” (2019/19) and “Pre-Accession Funds” (2019/20) have updated the legal framework which would provide for efficient and rapid progress in the EU accession process. Re-structuring of the European Union Coordination Board (“EUCB”), formerly called Internal Coordination and Harmonization Committee (“ICHC”), was one of the most concrete steps taken in this regard. The first EUCB meeting was held on November 25, 2019 with the participation of relevant Deputy Ministers. It will serve as a fundamental platform in charge of conducting and coordinating the work related to the EU alignment process and monitor the legislative steps to be taken by Turkey in the upcoming period.

Accession Negotiations

Turkey’s EU accession process is conducted under 35 chapters. During the negotiation process, chapters are opened depending upon the candidate country’s fulfillment of opening benchmarks, if any, which are determined by the EU Council. Chapters are provisionally closed depending upon the candidate country’s fulfillment of closing benchmarks, which are also determined by the EU Council. A negative opinion expressed by one or more member states can block the opening or closing of a chapter.

Turkey started its accession negotiations on October 3, 2005. On December 11, 2006, the EU suspended the negotiations on 8 chapters requiring that the fulfillment of Turkey’s commitments under the Additional Protocol be the opening benchmark for those 8 chapters and closing benchmark for all chapters. In 2006, France put blockages on opening 5 chapters and lifted them all gradually. On December 8, 2009, Greek Cypriots declared that the unilateral “normalization” of relations was a precondition for progress in 6 chapters and therefore, blocked the negotiations on those chapters as well.

From 2006 until 2010, 13 chapters were opened to negotiations and one was provisionally closed.

From 2012 to 2015, Turkey’s accession negotiations slowed significantly. Only Chapter 22 (Regional Policy and Coordination of Structural Instruments) was opened to negotiations on November 5, 2013. The Syrian crisis, beginning in 2015, and associated irregular migration changed the frequency of communication and helped put Turkey-EU relations back on track. In October 2015, following a meeting between President Erdoğan, Donald Tusk, President of the European Council, Martin Schulz, President of the European Parliament, and Jean-Claude Juncker, President of the European Commission, Turkey and the EU agreed to re-energize Turkey’s accession process at the Turkey-EU Summit of November 29, 2015.

As a result, Chapter 17 (Economic and Monetary Policy) was opened to negotiations on December 14, 2015.

Turkey and the EU also agreed to complete the preparatory work for the opening of Chapter 15 (Energy), Chapter 23 (Judiciary and Fundamental Rights), Chapter 24 (Justice, Freedom and Security), Chapter 26 (Education and Culture) and Chapter 31 (Foreign, Security and Defense Policy), in the first quarter of 2016 and to start the preparations regarding the remaining chapters. By September 2016, Turkey had completed the preparatory work and sent its contribution to the Commission. As of the end of 2017, the Commission had finalized and submitted the screening reports for Chapters 15 and 31 to the EU Council for approval, Turkey had not received any screening reports for Chapters 23 and 24, and the Commission had prepared the EU’s Common Position Paper and sent it to the EU Council for its endorsement so that the negotiations on Chapter 26 could begin.

At the Turkey-EU Summit of March 18, 2016, the parties decided to open Chapter 33 (Financial and Budgetary Provisions) and negotiations opened in Brussels on June 30, 2016.

Although no chapter can be closed due to the EU Council Decision of December 11, 2006, two chapters (Chapter 20—Enterprise and Industry and Chapter 21—Trans-European Networks) are ready to be closed with regard to technical benchmarks. Moreover, the European Commission has also confirmed the fulfillment of seven closing benchmarks of five chapters.

As of December 2019, sixteen of Turkey’s EU accession negotiation chapters are open, one chapter (Chapter 25 (Science and Research)) is provisionally closed, and fourteen chapters remain blocked by the EU Council and Greek Cypriot Administration.

Turkey is ready to revive the accession process and proceed with the negotiations.

The meeting between President Erdoğan and EU Presidents Tusk, Juncker, and Tajani, during the NATO Meeting on May 25, 2017 in Brussels, sowed the seeds for a constructive political dialogue. A calendar of meetings to be held between the EU and Turkey was scheduled. Political Dialogue Meetings at the Directors Level were held on June 13, 2017 in Brussels, between the representatives of Turkey and the EU.

The Turkey-EU Summit was hosted by Bulgaria on March 26, 2018 in Varna, the Bulgarian Prime Minister Borissov, President Recep Tayyip Erdoğan, and the Presidents of the European Council and the European Commission attended. At the meeting, Turkey’s candidacy to join the EU was confirmed by the leaders. Also at the meeting, Turkey set out its expectations from the EU on counter-terrorism, visa liberalization, the modernization of the Customs Union, the Voluntary Humanitarian Admission Scheme, the refugee facility for Turkey, and the Cyprus issue and reminded the EU of its remaining obligations arising from the Agreement dated March 18, 2016. Turkey shared with the EU a roadmap stating the concrete actions to be taken to guide the parties towards a constructive dialogue. As a result, the European Commission visited Turkey in May 2018 to discuss the remaining benchmarks of the visa liberalization process.

A High Level Political Dialogue meeting between Turkey and the EU was held on November 22, 2018, in Ankara. At the meeting, main issues in Turkey’s relations with the EU, namely accession process, as well as the economy, trade, financial cooperation, energy, Customs Union, the fight against terrorism, security issues, migration and visa liberalization were discussed in detail.

Also, a series of meetings of Turkey-EU association organs were held for enhancing Turkey-EU relations. A Turkey-EU Association Committee meeting was held on November 28, 2018 and Joint Parliamentary Committee meetings were held on April 26, 2018 and December 19-20, 2018, respectively. Moreover, A Turkey-EU Association Council meeting was held on March 15, 2019, after an interval of almost four years.

Taking stock of the accession strategy, the Association Council discussed Turkey—EU bilateral relations under the Association Agreement and the Customs Union.

On June 3, 2019, President Erdoğan received EU Commissioner for Migration, Home Affairs and Citizenship, Dimitris Avramopoulos in Istanbul.

Although the European Council agreed, on July 15, 2019, not to hold the Association Council and further meetings of the EU-Turkey high-level dialogues, the Turkey-EU political dialogue meeting was held on September 13, 2019, at the level of political directors. Moreover, after the new European Commission and the political leadership came into office, the high-level contacts between the presidents of the EU institutions and Turkish government got accelerated. The phone call of President of the European Commission, Ursula von der Leyen, to President Erdoğan, on her first day of tenure, was an important step in this regard. Furthermore, Vice-President of the European Commission, Margaritis Schinas, and Commissioner of Home Affairs, Ylva Johansson, visited Ankara on December 6, 2019.

Efforts to Accelerate Accession Negotiations

(1) Turkey’s New EU Strategy

Turkey’s New EU Strategy (“EU Strategy”), was publicly announced on September 18, 2014. The EU Strategy rests on three pillars: (1) determination in the political reform process, (2) continuity in socio-economic transformation, and (3) effectiveness in communication.

The first pillar of the strategy involves the political reform process. The Reform Action Group (“RAG”) monitors political reforms and takes an active role contributing to the preparation, adoption, and implementation phases of reform. Thus, six RAG meetings have been held so far: November 8, 2014, February 20, 2015, December 11, 2015, August 29, 2018 and December 11, 2018. The 6th RAG meeting was chaired by the President on May 9, 2019.

The second pillar of the EU Strategy is socio-economic transformation in Turkey, which is a continual process, essential in fostering and consolidating democracy. Accordingly, a two-phase National Action Plan for EU Accession has been established, which focuses, among other things, on proper enforcement of relevant legislation to further raise the living standards of Turkish citizens. Initially, the National Action Plan was implemented in two phases, with the first phase covering the period between November 2014 and June 2015 and the second phase covering the period between June 2015 and June 2019. In the first phase of the National Action Plan, seven laws were ratified, 72 secondary legislations became effective, and 20 administrative measures were established. However, some legislation and administrative measures were left untouched due to time constraints. Thus, the Directorate for EU Affairs opted to update the National Action Plan, incorporating and rescheduling the elements of the first phase that had been pending with the elements of the second phase which have yet to be addressed. As a result, the updated National Action Plan for EU Accession was publicly announced on February 26, 2016, covering the 2016-2019 period.

The National Action Plan for EU Accession, covering the 2016-2019 period, establishes the steps that Turkey will take to align with the EU acquis in 33 chapters in terms of legislative and administrative measures. As the implementation of the Action Plan has been completed at the end of December 2019, The Directorate for EU Affairs (“DEUA” has started to work on the preparation of a new National Action Plan for the EU Accession, as it was also envisaged in the 11th National Development Plan (2019-2023). The DEUA will be responsible for the preparation of the new National Action Plan for EU Accession with the contributions of the all relevant institutions and organizations.

To ensure that new legislation is drafted in line with the EU acquis, the EUCB was established by the Presidential Circular No 2019/22 published in the Official Gazette No. 30921 of October 17, 2019.

The EUCB, under the chairmanship of the Deputy Minister of Foreign Affairs and the Director for EU Affairs, has been established to be in charge of the conduct and coordination of the accession negotiations and the work towards alignment with the acquis.

According to the Circular, “EUCB will identify the priority areas and the work to be done with regard to alignment with the EU acquis; steer, monitor and evaluate the work carried out by the public institutions and organizations on the alignment with and implementation of the acquis; analyze and evaluate the proposals of the public institutions and organizations, private sector, civil society organizations and universities on alignment with and implementation of the acquis”.

Moreover, in line with the respective Presidential Circular, the principles to be applied when drafting legislation for alignment with the acquis and the procedure to be followed with respect to the references made to the EU legislation will comply with the guidelines issued on the official website of the Directorate for EU Affairs. Corollary, the draft legislation will be duly sent to the DEUA to obtain its opinion.

The third pillar of the EU Strategy, Turkey’s EU Communication Strategy has been implemented since 2010 in order to show an accurate picture of Turkey, as well as to increase domestic and international support for Turkey’s membership to the EU. The EU Communication Strategy was updated on October 16, 2014.

The EU Communication Strategy has two dimensions. The first dimension covers communication within the country, which aims to contribute to the domestic perception of the EU accession process as a modernization project, improving living standards of Turkish people. The second dimension of the strategy addresses the European public opinion. It aims to ensure an increased presence of Turkey’s membership on the EU agenda and to bolster support for Turkey’s EU membership by informing EU citizens of the facts about Turkey to overcome misperceptions. The second dimension also highlights the “win-win” situation of Turkey’s future EU membership, with an emphasis on contributions Turkey will make to the EU. In this respect, since 2010, several activities have been carried out under Turkey’s EU Communication Strategy both in Turkey and in the EU.

Within the context of EU Communication Strategy, the Directorate for EU Affairs hosted Civil Society Dialogue meetings in thirteen different cities, including İstanbul (on November 26, 2014), İzmir (on February 19, 2015), Konya (on March 18, 2015) Adana (on March 24, 2015), Bursa (on April 22, 2015), Antalya (on April 28, 2015), Samsun (on December 24, 2015), Eskisehir (on January 7, 2016), Ankara (on January 26, 2016), Kayseri (on February 24, 2016), Gaziantep (on March 16, 2016), Hatay (on April 28, 2016), and Erzurum (on May 17, 2016). Hundreds of Civil Society Organizations (“CSOs”) representing businesses, universities, different interest groups, and local administrations were invited and more than 25,000 representatives participated in the meetings. During these meetings, CSOs expressed their views about Turkey’s EU accession process and shared their opinions and recommendations on how to establish a better dialogue between the participants and the public sector and encourage participation in every aspect of the process. The meetings created a forum not only for the CSOs’ voices to be heard, but also for the Directorate to explain to the CSOs the goals of the EU Strategy. In addition, the meetings provided information regarding the EU funds available for the CSOs’ development and promoted civil society dialogue between Turkey and the EU.

In 2016, the Directorate for EU Affairs launched a new civil society initiative, the Turkey-EU Civil Society Meetings, which aims to foster dialogue between Turkish journalists, academics, and business circles and their European counterparts. The first meeting took place in Brussels on November 29, 2016, followed by further meetings in Berlin on December 14-15, 2016, in London on January 9- 10, 2017, in Madrid on September 27-29, 2017, and in Paris on December 20-21, 2017 with the participation of more than 250 representatives of media, academia and businesspersons. These meetings provided an opportunity for direct contact between Turkish and European civil society representatives and to gather valuable feedback. The “Combatting Racial and Religious Discrimination in the UK and Throughout Europe” meeting was organized in London on September 13, 2017. At this meeting, Turkish representatives came together with prominent British academics, writers, Muslim and Jewish community leaders, and media representatives to exchange views on the rising levels of religious and racial discrimination and shared opinions on combatting this threat.

Within the context of the EU Communication Strategy, another meeting series launched in 2017, titled “Current Issues in Turkey-EU Relations”, to bring together the representatives from the universities’ European Union Research and Application Centers as well as the think-tanks dealing with the Turkish Foreign Policy and the EU. The meetings were held in Ankara (November 27, 2017), Istanbul (December 13, 2017), Izmir (February 23, 2018) and in Antalya (April 8, 2018). The current state of play and the future of Turkey-EU relations were discussed frankly during the meetings.

Special attention has been given to media. The documentary series named “My European City” screened on public TV channel-TRT News, with the aim of raising awareness about the successful projects that have been supported by various EU funds within the Turkey-EU Financial Cooperation framework. In 2019, a joint project of the DEUA and TRT, the documentary “A Long and Narrow Road”, which explored the half-century long story of Turkey-EU relations, was prepared. In addition, several spot films have been produced regarding Turkey-EU financial cooperation and Art&Culture that was broadcasted at national, regional and local media organizations. Beyond traditional media, social media has been effectively used to ensure real-time communication. Accurate, regular and updated information on EU-Turkey relations were published bilingually on social media platforms in order to reach domestic and international audiences throughout the year.

The media representatives were also included in relevant communication activities during 2019. The meeting with the Ankara Representatives of the media organizations on July 26th provided a platform to exchange views on Turkey-EU relations, the EU agenda, and the future of the EU. Similar evaluation meetings (on December 14th, 17th and 19th) were held with the Turkish and Foreign Media Representatives in Istanbul and Ankara.

(2) Sub-Committees

In order to follow the developments concerning the alignment of the Turkish legislation with the EU acquis, 8 Subcommittees, serving under the Association Committee, were established pursuant to Decision No. 3/2000 of the EC-Turkey Association Council, dated April 11, 2000.

Sub-Committees are important platforms to discuss new developments in the EU acquis and to assess Turkey’s harmonization process with it.

7 Sub-Committee meetings were held in 2019:

•	Sub-Committee 1—Agriculture and Fisheries (November 28 and 29, 2019, Brussels)

•	Sub-Committee 3—Trade, Industry and ECSC Products (October 23, 2019, Ankara)

•	Sub-Committee 4—Economic and Monetary Issues (September 26, 2019, Brussels)

•	Sub-Committee 5—Innovation (Telecoms, audiovisual, culture, R&D, education) (October 24, 2019, Ankara)

•	Sub-Committee 6—Transport, Environment, Energy, TENs and nuclear safety (October 16 and 17, 2019, Brussels)

•	Sub-Committee 7—Social Policy & Employment, Regional Development (September 25, 2019, Brussels)

•	Sub–Committee 8—Customs, Taxation, Drug Trafficking, Money Laundering (Justice and Home affairs) (November 7 and 8, 2019, Brussels)

(3) Dialogue Platforms

Both Turkey and the EU have agreed to have comprehensive regular High Level Political Dialogue meetings at Ministerial/High Representative/Commissioner level in addition to the other regular meetings.

The first Turkey-EU High Level Political Dialogue meeting between representatives of Turkey and the EU was held on January 25, 2016, the second meeting was held on September 9, 2016, the third was held on July 25, 2017, and the fourth was held on November 22, 2018. The latest Turkey-EU political dialogue meeting was held on September 13, 2019, at the level of political directors.

The Turkey-EU High Level Transport Dialogue meeting was held on November 27, 2017 in Brussels after the dialogue process was revitalized in the official visit of Violeta Bulc, Member of European Commission Responsible for Transport, to Turkey on July 5-6, 2017. The latest of High Level Transport Dialogue meetings was held on January 15, 2019. On November 28, 2017, a Turkey-EU counter-terrorism consultation was held in Ankara.

Turkey and the EU agreed to launch a High Level Economic Dialogue (“HLED”) in the first quarter of 2016. The first meeting was held on April 25-26, 2016 in Turkey, the second meeting was held in Brussels on December 8, 2017, and the third meeting was held in İstanbul on February 28, 2019.

The HLED aims to further enhance the economic relations, which have been significantly improved as a result of the Customs Union between the EU and Turkey, through developing a mutual understanding of economic policies and structural reform agendas. In the first part of an HLED meeting, officials from the Commission and Turkish Government and representatives of major Turkish and European business communities come together and focus on how to create a better business environment and deepen bilateral trade and investment links. In the second part of an HLED meeting, ministerial-level discussions are held regarding the outlook for the EU and Turkish economies and the need for an ambitious reform agenda. International financial institutions including the European Investment Bank, the European Bank for Reconstruction and Development, and the Council of Europe Development Bank, also participate in the HLED meetings.

To enhance Turkey-EU cooperation for securing and diversifying energy supplies and to ensure competitive energy markets, the High Level Energy Dialogue was also launched and held its first meeting on March 16, 2015. Turkey is a natural energy hub between the energy resources of the Middle Eastern and Caspian Regions and the EU energy markets. Turkey’s development as an energy hub would be beneficial to both Turkey and the EU. The second High Level Energy Dialogue meeting was held in İstanbul on January 28, 2016 with the participation of H.E. Berat Albayrak, Minister of Energy and Natural Resources, and H.E. Miguel Arias Canete, Commissioner responsible for Climate Action and Energy. The main agenda items of the meeting were energy policy priorities, electricity and gas connections, energy efficiency, cooperation on renewable energy and nuclear energy, and the opening of Chapter 15 (Energy) to negotiations.

Political Reforms

Turkey acceded to the presidential system of government as of July 9, 2018. In this new system, the executive and the legislative bodies are separately elected, which thus envisages a strict separation of powers. There is no longer a dual authority in the executive power and judicial power is exercised by independent courts. Regarding checks and balances, the laws prevail over the presidential decrees in the hierarchy of norms. Furthermore, a presidential decree shall neither regulate fundamental rights; rights and duties of the individual; political rights; or matters explicitly regulated by law. Judicial remedy before the Constitutional Court has also become available for Presidential decrees. Judicial remedies are available against the acts and actions of the President, as compared to the previous system. Contrary to the parliamentary system, the President is now accountable.

The Reform Action Group (formerly named the Reform Monitoring Group) (“RAG”) is an inter-ministerial mechanism which constitutes an important factor of momentum in the political reform process in Turkey’s EU accession process. The Reform Monitoring Group organized thirty meetings since its establishment in 2003 and restructured as the RAG in 2014 to reflect its active role in the cycle of the reform agenda, contributing to the preparation, adoption and implementation phases. In the new presidential system, the RAG convened on August 29, 2018 (fourth RAG meeting), after a three-year interval, and agreed on accelerating the political reform process. The conclusions of the RAG meetings delivered a clear message to continue the political reforms. In line with the RAG decisions, the new Judicial Reform Strategy was adopted as of May 30, 2019 and a new Action Plan on Human Rights is underway.

Regarding civilian oversight, there has been significant progress. With the constitutional amendment in 2017, military courts have been abolished to further enhance the independence of the judiciary and, thus, the dual structure of the judiciary in Turkey (civil versus military jurisdiction) ended. In June 2018, the European Court of Human Rights gave its decision (Baysal v. Turkey) on inadmissibility concerning the pending cases before the Court on the independence and impartiality of the Supreme Military Administrative Court. Furthermore, the Gendarmerie General and Coast Guard Commands now report to the Ministry of Interior and the Service Commands report to the Ministry of National Defense. The composition of the Supreme Military Council has changed and now has more civilian members.

In the new system, civilian oversight has been further enforced (Affiliation of Turkish Armed Forces to the Ministry of National Defense, the National Security Council having a further civilian composition).

Regarding the judiciary, as a follow-up to the fourth RAG decision, dated August 29, 2018, Turkey adopted the new Judicial Reform Strategy document on May 30, 2019, covering the period of 2019-2023. The preparations of the document were carried out in a participatory manner. All relevant national and international stakeholders have participated in the preparation of draft strategies. The Council of Europe and the European Commission were also consulted. The Judicial Reform Strategy plans significant activities regarding independence of judiciary (i.e introduction of geographical guarantee), protection of fundamental rights (i.e data protection, reviewing legislation on freedom of expression), efficiency of judiciary, quality of services and human resources, access to justice, criminal justice system and alternative dispute resolution mechanisms. The legislative aspect of the Judicial Reform Strategy continues to come into effect through further comprehensive judicial packages. The First Judicial Package to implement the Judicial Reform Strategy came into force in October 2019 and brought significant amendments addressing issues related to fundamental rights and freedoms.

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Legal remedies against judgements related to freedom of expression were enhanced. The appeal mechanism to the judgements of regional courts of appeal has been extended, particularly for cases with direct effect on the freedom of expression.

•	The Anti-Terror Law was amended to further safeguard freedom of expression and press.

•	The maximum duration of pre-trial detention during investigation phase was defined to enhance right to a fair trial.

•	The package introduced amendments to further strengthen juvenile justice, to protect victims of crime, facilitate access to justice and reduce workload of the judiciary.

As a follow up, the second Judicial Reform Package was submitted to the Grand National Assembly of Turkey on March 20, 2020. Significant contributions will be made, particularly on areas such as right to a fair trial, alternative dispute resolution mechanisms and effectiveness of the judiciary.

The number of Regional Courts of Appeal, which have been operational as of July 20, 2016 in order to enhance the right to a fair trial, increased to 15.

The By-law on Determination and Implementation of Targeted Time Periods for Investigation, Prosecution and Trial entered into force on September 1, 2017. As of January 2019, the targeted time period planned for each investigation and trial is notified to the parties.

A preliminary evaluation process was introduced before the investigation to ensure respect of the presumption of innocence by the Decree Law of August 25, 2017. Thus, the new mechanism protects people from abstract and ill-founded accusations and from being labelled as criminals because of an insignificant denunciation.

With the Law on Labor Courts entering into force on October 25, 2017, mediation for labor disputes became mandatory.

The Law Amending the Criminal Procedure Code and Some Other Laws, entered into force on February 20, 2019. The Law includes provisions with a view towards improving the quality of justice through increasing the threshold in the written exam, prolonging the internships of candidate judges and prosecutors, and increasing efficiency of the judiciary through restructuring the functioning of the regional appeal system.

As of January 2019, the Ministry of Justice concentrated its efforts on the dissemination of the “electronic notice” system. So far, TL 220 million has been saved as a result of the implementation of this system and most importantly, the judicial proceedings are poised to become faster.

The Justice Academy of Turkey was established with its new structure on May 2, 2019.

Regarding fundamental rights, in line with a RAG decision, the updating process of the Action Plan on Human Rights has been initiated with the coordination of the Ministry of Justice. The updating process is carried out in a participatory manner through workshops and consultation meetings. The draft-working document on Human Rights Action Plan was shared with the European Commission and the Council of Europe. The Ministry of Justice had fruitful meetings with both the European Commission and Council of Europe in December 2019.

The Law Amending Certain Laws for the Enhancement of Fundamental Rights and Freedoms (known as the Democratization Package) was adopted on March 2, 2014 and brought significant changes, including legal and administrative arrangements, to further improve and guarantee a wide spectrum of civil and political rights. The package included allowing political discourse and education in languages and dialects other than Turkish in private schools, lifting restrictions on renaming villages and the use of letters Q, X, W, ending the ban on use of headscarves in public service, enacting a comprehensive anti-discrimination legislation, and ensuring that possible motives based in bigotry are considered an aggravating circumstance in criminal proceedings.

There has been a significant process in the institutionalization of human rights. New democratic institutions have been established. Further, the Law on Human Rights and Equality Institution of Turkey entered into force on April 20, 2016. The purpose of this law is to protect and promote human rights, secure the right to receive equal treatment, prevent discrimination, and fight against torture and ill-treatment effectively. The Human Rights and Equality Institution (“HREI”) operates as national preventive mechanism within the framework of the provisions of Optional Protocol to the UN Convention against Torture and Other Cruel, Inhuman or Degrading Treatment or Punishment. The HREI continues to receive applications. The Ombudsman Institution works very effectively and since its establishment, the compliance rate to its decisions increased steadily and reached 78% in 2020.

With the adoption of the Law on Personal Data Protection on April 7, 2016, the Personal Data Protection Authority was established and the right to data protection has been guaranteed.

In addition, Law no. 6713 on the Establishment of the Law Enforcement Monitoring Commission entered into force on May 20, 2016. The aim of the Law is to introduce a new complaint system which would allow it to be more feasible in practice to enhance the existing complaint system and reinforce the public trust to the complaint system. Following the adoption of the Implementing By-Law regarding the Law on the Establishment of Law Enforcement Commission on August 7, 2019, the Law Enforcement Commission became operational to ensure that the law enforcement complaint system operates promptly and effectively. The Commission has convened five times as of January 2020.

Competence of the Human Rights Compensation Commission has been expanded. With the transfer of existing individual applications to the Constitutional Court on long trials, and non-execution or delayed/partial execution of court decisions to the Commission, the effectiveness of the Constitutional Court is enhanced.

In the first half of 2016, Turkey took several crucial steps to become a party to regional and international conventions in the field of fundamental rights and freedoms by ratifying over a dozen conventions and protocols, which range from the processing of personal data to the prevention of the financing of terrorism. Some of these steps also constitute some of the requirements of the Visa Liberalization Roadmap towards a visa-free regime for Turkish Citizens. The approval of these conventions and protocols strengthened the fundamental rights and freedoms in Turkey.

The Law on International Judicial Cooperation in Criminal Matters entered into force on May 5, 2016. This Law facilitates the implementation of the provisions of international agreements in the field of international judicial cooperation in criminal matters of domestic law.

Regarding anti-corruption, as an annex to the Prime Ministry’s Circular No. 2016/10, the Action Plan on Enhancing Transparency and Strengthening Fight Against Corruption for the years 2016-2019 was published in the Official Gazette on April 30, 2016. The Action Plan includes extensive legal and administrative measures, in line with Group of States against Corruption recommendations, in order to enhance transparency in public life.

In line with GRECO recommendations, the Council of Judges and Prosecutors adopted the Code of Judicial Ethics in March 2019, specifying the principles of ethical behavior for judges and prosecutors.

The heinous coup attempt of July 15, 2016 by FETO left 251 dead and thousands wounded. The state of emergency, declared after the coup attempt, was lifted in July 2018. During the state of emergency, all measures taken were carried out diligently within the rule of law and within close dialogue with the Council of Europe. Additionally, all of the Decree Laws published during the state of emergency were adopted by the Parliament in mid-February 2018 and are now open to judicial review.

The Inquiry Commission on the State of Emergency Measures (the “ICSEM”) was established on January 23, 2017. As of July 17, 2017, the ICSEM started to accept applications regarding the measures taken during the state of emergency. The ICSEM decides on applications in a transparent manner and its decisions are subject to judicial review. The action for annulment against the decisions of the Commission may be filed with the designated administrative courts in Ankara. The European Court of Human Rights (ECtHR) with its decision on Köksal v. Turkey dated June 12, 2017, has recognized the Inquiry Commission as an effective domestic remedy that should be exhausted before applying to the Court. Since its inception, the Commission has received 126.300 applications. It issued around 98.300 decisions as of December 26, 2019.

The members of the ICSEM have legal, administrative, financial, and criminal immunity in matters related to their duties to ensure that they can fulfill their duties without any interference. As of January 23, 2019, the tenure of the ICSEM has been extended for one additional year.

The State of Emergency was lifted on July 19, 2018. Consequently, derogations to the European Convention on Human Rights and International Covenant on Civil and Political Rights (ICCPR) were revoked on August 8, 2018.

Regarding economic and social rights, important steps have been taken. The National Action Plan on Violence against Women for the years 2016-2019 was adopted in December 2016. The Provincial Commission for Coordination, Monitoring and Evaluation for Combating Violence against Women, which was established in 2016, convenes every six months under the chairmanship of the Governor, with the highest level of participation of relevant institutions in 81 provinces. Efforts to update the Action Plan are underway. The “Coordination Plan on

Combating Violence against Women,” covering 2020 and 2021, was published on November 25, 2019 with the Protocol signed between the relevant Ministries. The Ministry of Justice issued a Circular on “Implementation of the Law on Protection of Family and Prevention of Violence against Women” on December 17, 2019.

The “Strategy Paper and Action Plan for the Empowerment of Women 2018-2023”, as a continuation of the “National Action Plan on Gender Equality”, was adopted and entered into force in 2018. The meetings of the Monitoring and Evaluation Board for the Strategy Paper and Action Plan for the Empowerment of Women are regularly held. The Action Plan includes five main policy pillars (education, economy, health, participation in decision-making mechanisms and media).

The Strategy Paper and Action Plan on Roma People for the years 2016-2021 was published in the Official Gazette on April 30, 2016. The First Phase Action Plan was successfully implemented and a ministerial circular was issued for the establishment of the Monitoring and Evaluation Board of the National Strategy Paper on Roma People in February 2017. The meetings of the Monitoring and Evaluation Board have been held regularly since 2017 in Ankara (once per year). The latest meeting was held in February 2019, in Ankara, with the participation of Roma NGOs. The Second Phase Action Plan of the National Strategy Paper on Roma People (2019-2021) was published on December 11, 2019.

With regard to children’s rights, Turkey ratified the Optional Protocol to the Convention on the Rights of the Child on a Communications Procedure in December 2017. The National Programme for the Elimination of Child Labor for the years 2017-2023 was approved by the Minister of Labor and Social Security on March 9, 2017.

In the context of National Programme for the Elimination of Child Labour (2017-2023), 2018 has been declared as the “Year of Elimination of Child Labour”. The Programme is monitored and evaluated through board meetings held twice a year in June and December. In addition, the “Joint Declaration of the Elimination of Child Labour” was signed with related ministries, NGOs and social partners to ensure joint commitment and cooperation on the elimination of child labour on February 23, 2018.

The Strategy Paper on Coordination of Child Protective Services (2014-2019) continues to be implemented.

With regard to the rights of persons with disabilities, the National Plan of Action on Persons with Autism Spectrum Disorder for the years 2016-2019 was published in the Official Gazette on December 3, 2016.

Regarding civil society, in September 2018, a presidential decree was issued establishing a Directorate General for Relations with Civil Society under the Ministry of Interior, with the aim of improving the civil society environment. The Civil Society Advisory Board, including representatives of the university, public institutions and NGO’s, was also established in order to identify and develop policies and to strengthen coordination and cooperation between NGO’s and public organizations. The Board is chaired by the Minister of Interior.

Freedom of religion and faith is guaranteed within the Constitution of the Republic of Turkey. Everyone has the freedom of conscience, religious belief and conviction. There has been considerable progress in terms of strengthening the climate of tolerance and mutual understanding in Turkey.

Significant steps have been taken to enhance the dialogue with different faith groups. Ministers and Government officials have been continuously holding meetings with the representatives of religious communities to address their problems. Representatives of different faith groups in Turkey stated that they are free to live out their faith and beliefs in Turkey and worship freely according to their traditions in a joint declaration on July 31, 2018.

Elections for the Armenian Patriarchate of Istanbul were held on December 11, 2019 and Bishop Sahak Maşalyan was elected as the 85th Armenian Patriarch of Istanbul.

Regarding property rights, following the entry into force of the new Foundations Law no. 5737 on February 27, 2008, the legislation on community foundations was updated and an approach towards solving the problems of the community foundations was adopted. With the Decree Law no. 651, the Provisional Article 11 was added to Foundations Law, and within this framework, 333 immovable properties were registered in the names of their owner foundations and the cash value of 21 immovable properties was reimbursed to their previous foundations. Also, a legislative amendment regarding return the immovable properties to Syriac community was adopted by TGNA on March 27, 2018. No problems regarding the usage of the immovable property to the Syriac community were encountered up until their return. Moreover, the groundbreaking ceremony of the Syriac Orthodox Mor Efrem Church in Istanbul took place on August 3, 2019.

Regarding migration, Turkey continues hosting the largest refugee population in the world, with 4 million externally displaced persons, including approximately 3.6 million Syrians under temporary protection. Syrians have access to education, legal and health services. Their access to the labor market is also regulated by a bylaw. Social assistance is provided to vulnerable groups both through Turkey’s national budget as well as through international projects including but not limited to Facility for Refugees. By the end of 2019, Turkey had spent more than U.S.$40 billion to address the needs of Syrians in Turkey. In addition, relevant ministries continue to work on refugees’ access to public services in an effective and continuous manner. Turkey also continues its efforts to support self-sustenance of Syrians. Efficient implementation of the EU-Turkey Statement of March 18, 2016 by Turkish institutions was a significant contribution to managing the migratory crisis towards Europe. Thanks to the continuous efforts of Turkish law enforcement units, irregular crossings to Europe have been reduced by 92% in 2019 compared to 2015.

Visa Liberalization Dialogue

The launch of the Visa Liberalization Dialogue on December 16, 2013, was an important point in Turkey-EU relations. The Readmission Agreement was signed on the same day. Steps towards ensuring timely completion of the Visa Liberalization Dialogue and effective implementation of the Turkey-EU Readmission Agreement are being taken together with all the relevant Turkish institutions and with the collaboration of the European Commission.

The Visa Liberalization Dialogue is based on a Roadmap towards a visa-free regime with Turkey setting out the requirements to meet in order to enable the European Parliament and the Council to amend Regulation (EC) No 539/2001 (Repealed by Regulation (EU) No 2018/1806) which would allow Turkish citizens holding a biometric passport in line with EU standards to travel for short stays in the Schengen area without a visa. The 72 requirements listed in the Roadmap are organized in five thematic groups: (1) document security, (2) migration management, (3) public order and security, (4) fundamental rights, and (5) readmission of irregular migrants. The European Commission reports regularly to the Council and the Parliament on Turkey’s progress in fulfilling the Roadmap requirements.

On October 20, 2014, the Commission adopted its First Report on progress. The First Report assessed the fulfillment of each requirement and issued recommendations for making further progress. After the publication of the First Report, high-level meetings of the Visa Liberalization Dialogue were held between Turkey and the Commission on February 26, 2015, and December 14, 2015. The Commission organized seven technical missions to Turkey between April and July 2015, involving experts from Member States, the Commission, Frontex, the European Asylum Support Office, Europol, and the EU Delegation to Turkey to study Turkey’s legislation and administrative practices and evaluate possible progress made in implementing the requirements of the Roadmap. In addition, two meetings of the Joint Readmission Committee took place on July 15, 2015 and January 19, 2016 to assess the implementation of the EU-Turkey Readmission Agreement.

At the Turkey-EU Summit on November 29, 2015, Turkey and the EU agreed to accelerate the fulfillment of the Roadmap and the Second Report was adopted by the Commission on March 4, 2016. According to the Second Report, Turkey fulfilled 19 out of 72 requirements/benchmarks in the Roadmap. The Third Report was published on May 4, 2016. In the Third Report, the Commission stated that Turkey fulfilled 65 out of 72 benchmarks in the Roadmap. The European Commission also presented the proposal to amend Regulation (EC) No 539/2001 (Repealed by Regulation (EU) No 2018/1806) to lift the visa requirement for Turkish citizens on the understanding that Turkey will fulfill outstanding benchmarks of the Roadmap. The fulfillment of the 65 benchmarks has been confirmed at the other regular reports of the Commission. Regarding the remaining benchmarks, Turkey shared its work plan with the European Commission on February 7, 2018. A meeting was held between Turkish authorities and the European Commission representatives regarding the work plan in Ankara on May 31, 2018. At the meeting, both parties agreed to continue the work on remaining benchmarks.

After the European Commission had confirmed the fulfillment of a benchmark on issuing second-generation passports in line with EU and ICAO standards on December 8, 2018, Turkey fulfilled one more benchmark as of December 2018, so there are 6 remaining benchmarks to fulfill. The 2019 Regular Report of the European Commission also confirms that Turkish biometric passports are now compatible with EU standards.

As mentioned above, the number of remaining benchmarks that Turkey is supposed to fulfill is now 6. As a follow-up to decisions of the fourth RAG on August 29, 2018, working groups have been established at the technical level for each remaining benchmark with the participation of the representatives of the relevant institutions. Regarding the benchmark on cooperation with Europol, a Presidential Circular on the Visa Liberalization Dialogue was published on September 18, 2019, which instructs relevant institutions to continue their efforts in achieving and maintaining progress. Significant steps were taken to fulfill the other remaining benchmarks. The Anti-Terror Law was amended to further safeguard freedom of expression and press by the first Judicial Package on October 24, 2019. Negotiations to conclude the Agreement between Turkey and the EU concerning exchange of personal data related to the fight against serious crimes and terrorism between the Europol and competent Turkish Authorities began on November 30, 2018 in Brussels. The third tour of the negotiations took place on October 10, 2019.

Harmonization with the EU Acquis

Turkey continues its reform process in every field of the acquis. In 2019, 1 primary and 50 secondary legislative enactments were made targeting the harmonization process with the EU acquis. Since the opening of the accession negotiation, in October 2005, until December 2019, approximately 277 primary and 1877 secondary legislations related to the acquis have been incorporated into Turkish legislation.

The rules with regard to import and export of Turkish currency and foreign exchange were rearranged by an amendment in the Decision of the Council of Ministers No. 32 on the Protection of the Value of Turkish Currency that was published in Official Gazette on June 11, 2015. According to these amendments, taking out foreign exchange greater than 10,000 Euro or its equivalent accompanied by traveler shall be declared to customs authorities with a cash declaration form issued by the Ministry of Trade.

The requirements on listing of foreign securities, such as being publicly listed in the securities market of the issuance country and getting the ministerial approval, were abolished by Borsa İstanbul Instructions on a Listing that was entered into force on November 30, 2015.

Turkey ratified the Council of Europe’s Convention on Laundering, Search, Seizure and Confiscation of the Proceeds from Crime and on the Financing of Terrorism with Law No. 6665, published in the Official Gazette on February 19, 2016. In order to transpose the provisions of the Convention (Articles 14 and 47) into national legislative system, a new article was added into the Turkish Anti-Money Laundering Law No. 5549 in April 2016. With this new article, the Minister of Treasury and Finance has assumed the power of suspending suspicious transactions carried out by obliged parties for seven work days in case of a suspicion of money laundering and terrorism financing.

Turkey implemented a “National Risk Assessment Project” in order to complete the preparations for the Fourth Round of Financial Action Task Force (“FATF”) Mutual Evaluations. In this framework, National AML/CFT (anti-money laundering/combating the financing of terrorism) Risk Assessment (NRA) Report was submitted to the FATF in 2018. Moreover, as a component of mutual evaluations, Turkey submitted its technical compliance and effectiveness compliance reports to the FATF in accordance with the FATF Methodology during October and December 2018. An on-site visit was conducted in Ankara with the participation of the assessment team and the FATF experts in March 2019. Turkey’s fourth round of mutual evaluation report was discussed by the FATF Plenary in October 2019. The mutual evaluation report for Turkey was published in December 2019.

In the banking sector, between September 2015 and March 2016, Turkey completed the Regulatory Consistency Assessment Program of Basel Committee. The Turkish banking sector regulations and legislation were reviewed in terms of compliance with the Basel standards and were determined to be in full compliance with current Basel standards. Regarding the banking supervisory and regulatory arrangements and requirements applied to financial institutions, Turkey was declared an “equivalent third country” by the European Commission on December 20, 2016.

Alignment with the EU acquis has been achieved by the update of share prospectuses’ formats used in public offerings on January 12, 2016. Upon the request of the Capital Markets Board of Turkey to the European Securities and Market Authority (“ESMA”) to recognize equivalency of Turkish share prospectuses under EU legislation, ESMA stated that a prospectus drawn up according to Turkish laws and regulations can constitute a valid prospectus under the Prospectus Directive in its opinion dated February 8, 2016.

The Insurance and Private Pension Regulatory and Supervisory Agency was established as a public entity with financial and administrative autonomy by Presidential Decree No. 47, which was published in the Official Gazette No. 30922 on October 18, 2019. The Agency has the authority to regulate the insurance and private pension sectors and to supervise individuals and institutions operating in those sectors.

With regard to savings deposit insurance, the coverage limit was increased from TL 100,000 to TL 150,000 by the By-law Amending the By-law on Deposits and Participation Funds Subject to Insurance and Premiums Collected by The Savings Deposit Insurance Fund, which was published in the Official Gazette No. 30899 on September 25, 2019.

Turkey ratified the Convention on Cybercrime of the Council of Europe on April 22, 2014. The convention entered into force on January 1, 2015. This Convention will better implement limitations on illegal internet content, since it streamlined current regulations and provides a sound framework for the use of internet. Law No. 6461 on Liberalization of Turkish Rail Transport Sector entered into force on May 1, 2013. It liberalizes the rail transport market by opening it to competition and separating the functions of infrastructure managers and railway undertakings.

As a result of the decision of the Constitutional Court, on June 11, 2015, related to the Law on Trade Union and Collective Labor Agreement (adopted on November 7, 2012), the activity threshold entitling trade unions to engage in collective labor agreements was set at 1%. Law No. 6356 on Trade Unions and Collective Labor Agreements was amended in 2019, pursuant to which trade unions, that are benefiting from exemption of sector threshold, are exempted from sector threshold for 1 more year. The Constitutional Court (1) on October 22, 2014, removed the precondition of being employed in an establishment with thirty or more workers and having a minimum seniority of six months for workers to apply to the court for termination of the contract because of trade union affiliation, and (2) on October 20, 2015, nullified the provision preventing public employees working in the administrative organization of the Turkish Grand National Assembly from being members of a trade union.

On January 28, 2014, the Human Rights Institution was declared the “national preventive mechanism” under the Optional Protocol to the Convention against Torture and Other Cruel, Inhuman or Degrading Treatment or Punishment, which entered into force on June 15, 2011.

On April 20, 2016, the Law on Human Rights and Equality Institution was adopted. This Law sets the general basis for combating discrimination in Turkey, which also aims to transpose the EU acquis concerning anti-discrimination on grounds of race and ethnic origin in every area of life and anti-discrimination in employment on grounds of religion, belief, disability, and age. The Human Rights and Equality Institution is acting as an equality body, as required by the EU acquis.

On June 25, 2015, a Turkish Industrial Strategy Paper for the years 2015-2018 was published which aims to meet the closing benchmark for Chapter 20 (Enterprise and Industrial Policy). A new Industrial Strategy Paper was launched in September 2019 covering the period 2019-2023.

The Additional Protocol to the Council of Europe Convention on the Prevention of Terrorism, which was signed by Turkey on October 22, 2015, entered into force on June 1, 2018.

With the amendment of the Turkish Criminal Procedure Law and Law on Execution of Penal and Security Measures, as of January 2013, a defendant can opt to make his or her oral defense in his or her preferred language after the indictment is read and the merits on charges are presented. On April 11, 2013, the Law No. 6458 on Foreigners and International Protection entered into force which is the framework legislation on regular and irregular migrants, foreigners, refugees, and asylum seekers in Turkey and established the General Directorate of Migration Management under the Ministry of Interior. Based on this Law, International conventions and the EU acquis, the By-law on Procedures and Principles Regarding Obligations of Air Carriers (November 7, 2015), the By-law on Combatting Human Trafficking and Protection of Victims of Human Trafficking (March 7, 2016), and the By-law on the Implementation of the Law on Foreigners and International Protection (March 17, 2016), were established and implemented.

There have been significant developments regarding Chapter 24—Justice, Freedom and Security. The National Strategy Document against Drugs and Action Plan (2018-2023) was adopted on May 11, 2018 and the updated Action Plan on Organized Crime (2019-2021) was adopted on May 20, 2019.

Law No. 6892 corresponding to the ratification of the Convention for the Protection and Promotion of the Diversity of Cultural Expressions was adopted and published in the Official Gazette No. 30018 on March 25, 2017.

On November 19, 2015, the By-law on the Procedures and Principles of the Implementation of Turkish Qualifications Framework was adopted. Subsequently the Communiqué related to the Turkish Qualifications Framework, which is the annex of the By-law, was published in the Official Gazette No. 29581 on January 2, 2016. Hence, alignment with the EU Recommendation on the establishment of the European Qualifications Framework for lifelong learning (2008/C 111/01) was fulfilled.

On December 9, 2016, the Turkish Statistical Institute (“TURKSTAT”) announced that the national accounts had been revised in accordance with ESA 2010. In accordance with the new ESA 2010 standards, administrative registers were integrated to GDP estimates, previous GDP data was re-calculated, supply and use tables for 2012 were prepared, and regional and institutional sector accounts were revised. Gross National Income (GNI) Inventory and Quarterly National Accounts Inventory, in accordance with ESA 2010, were prepared and submitted to Eurostat in June 2017. Additionally, the new “General Government List “, in line with ESA 2020, was published in the Official Gazette No. 30610 on November 29, 2018.

Law No. 6769 on Industrial Property which replaced the Decree Laws on trademarks, patents, designs, and geographical indications was published in the Official Gazette No. 29944 on January 10, 2017. The Law aims to achieve further alignment with the EU acquis and enhance the institutional capacity of the Turkish Patent and Trademark Institution.

In the Action Plan, dated May 18, 2009, which was prepared in order to fulfill the opening benchmark of Chapter 16, Turkey committed to conduct the gradual alignment process for the taxation of alcoholic products, imported tobacco and cigarettes until 2018. In accordance with Turkey’s commitments, tax alignment between high alcoholic beverages (domestic vs imported) had been gradually effectuated since 2009, and the alignment was eventually completed by the Decision of the Council of Ministers No: 2018/11674 published in the Official Gazette No.30412 of May 5, 2018.

The Tobacco Fund ended for imported cigarettes in 2009. For imported tobacco, the rate has been reduced from $150/ton to $0/ton by the Decision of President No. 536, which was published in the Official Gazette No. 30642 (bis) of December 31, 2018. Turkey therefore eliminated the difference between applicable tax rates on comparable domestic and imported products as foreseen by the Action Plan.

The Convention on Mutual Administrative Assistance in Tax Matters, amended by the 2010 Protocol on November 3, 2011, entered into force on July 1st, 2018 and has been in effect since January 1st, 2019. It allows for the exchange of information, simultaneous tax inspections, cooperation in notifications, and the collection of revenues among signatory states.

Implementation of the Southeastern Anatolia Project (“GAP”) for development continues. GAP includes a wide array of investment products from agriculture to health, education, and transportation. Within the framework of the GAP Action Plan Phase II for the years 2014-2018, almost TL 26.7 billion (approximately U.S.$ 12.5 billion) is allocated to the region. Moreover, Konya Plain, Eastern Black Sea, and Eastern Anatolia development action plans were adopted and have been implemented by their respective development administrations.

Since 1991, Turkey has been a member of the Financial Action Task Force (“FATF”), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (AML/CFT). To date, Turkey has been evaluated by the FATF three times. On June 24, 2011, the FATF, identified Turkey among the jurisdictions that have strategic AML/CFT deficiencies in the scope of the third round of mutual evaluations. In response, Turkey demonstrated significant progress in combating AML/CFT issues through both legislation and policy implementation and addressed the deficiencies identified by the FATF. The FATF released a Public Statement on Turkey in October 2014. In that Statement, the FATF noted Turkey’s significant progress in improving its AML/CFT regime and that Turkey has established the requisite legal and regulatory framework to meet its commitments in its action plan regarding the deficiencies that the FATF had identified in February 2010. Turkey is, therefore, no longer subject to the FATF’s monitoring process under its on-going global AML/CFT compliance process.

Following Turkey’s exit from FATF’s monitoring process for the third round of mutual evaluations in 2014, Turkey has commenced preparations for a fourth round of FATF mutual evaluations in accordance with the recent FATF standards. On October 21, 2016, a Prime Ministry Circular was published in the Official Gazette No. 29864 relating to organizational issues embracing the assessment of AML/CFT risks and preparations for the new FATF evaluation. The Financial Crimes Investigation Board (“MASAK”) was authorized to coordinate the preparations.

Accordingly, the National Risk Assessment (“NRA”) Project, which aimed to identify and evaluate money laundering and terrorist financing risks, was launched in late 2016. The process was run in collaboration with all stakeholders including the FIU, judicial bodies, regulatory and supervisory agencies, law enforcement agencies and private sector. Relevant data and statistics were gathered from these authorities and the most common risk factors were then identified, analysed, evaluated and prioritized through a holistic analysis of this data. During this process, Turkey also took several measures to ensure its compliance with the new FATF standards and passed several legislative amendments. Article 6(1)(5) of the Regulation on Trade of Immovables (Official gazette No. 30422 on June 5, 2018) set forth provisions aimed at preventing criminals from holding management positions at real estate agencies. Similar measures have been taken with regards to Authorized Exchange Offices, as required under Article 6(1)(d)(2) of the Communique No. 2018-32/45 (Official Gazette No. 30317, January 30, 2018). In December 2018, Turkey completed its first NRA report and submitted it to the FATF Secretariat.

The NRA report was a component of the fourth round of the FATF mutual evaluation. Afterwards, Turkey submitted its contributions with regard to Technical Compliance and Effectiveness to the FATF Secretariat in accordance with the “Procedures for the FATF Fourth Round of AML/CFT Mutual Evaluations”. Accordingly, between March 5, 2019 and March 21, 2019, an onsite visit was made to Turkey by the assessment team comprised of other FATF member states’ experts and the FATF representatives in charge. Subsequently, draft Technical Compliance and Effectiveness reports, which are confidential, have been prepared by the assessment team and Turkey has sent its views back. This process continued until October 2019, when Turkey’s Mutual Evaluation Report was adopted by the FATF Plenary. The adopted report was published on the FATF’s web site in December 2019.

The FATF fourth round mutual evaluation has provided great contribution to Turkey’s AML/CFT system by raising the awareness among AML/CFT stakeholders with regard to effective implementation of the FATF standards. Additionally, a risk-based supervision methodology has been developed towards associations. Thanks to this approach, the authorities are able to apply a more focused AML/CFT supervision plan.

On the other hand, through an amendment in legislation which sets out the duties and powers of MASAK, MASAK is also assigned to carry out and coordinate risk assessment studies on AML/CFT issues in addition to the authorization granted by Prime Ministry Circular no 2016/22. MASAK is further authorized to strengthen measures in this field and identify risk categories pursuant to Article 231(1)(a), (b), (c), (ĺ) of the PD 1. This power is in line with articles 6, 7, 44 of EU Directive No. 2015/849.

Moreover, MASAK’s examination and supervision capacity has been expanded with the participation of treasury and finance experts in examinations, through the amendments made in the Presidential Decree No. 1 in 2019 and in the Law No. 5549 on Prevention of Laundering Proceeds of Crime in 2020.

Progress Reports

Since 1998, the European Commission annually publishes its regular Progress Reports on Turkey, as well as the Enlargement Strategy Paper, which evaluate developments in all candidate and potential candidate countries.

The 2014 Progress Report on Turkey and the 2014-2015 Enlargement Strategy were published on October 8, 2014. The Report specifically referred to Turkey’s positive actions implementing legislation within the Democratization Package framework and praised Turkey’s constructive approach outlined in the Solution Process. The Report indicated that the adoption by Turkey of the Action Plan on Prevention of ECHR Violations was a critical step in the democratization process. The humanitarian assistance provided by Turkey to 1.5 million Syrians fleeing violence across the border was also praised in the Report. The Report also indicated that the growth of the economy since 2011 affirmed the strength and resilience of the economy against the global economic shocks. With regard to alignment with the EU acquis, the Progress Report confirmed that progress has been made at various levels in 30 out of 35 negotiation chapters. The Progress Report also indicated that Turkey has reached advanced level of alignment in 26 chapters.

The 2015 Progress Report on Turkey and EU Enlargement Strategy were published on November 10, 2015. The Report referred to the positive developments in cooperating on foreign and security policy, including counter-terrorism, the Joint EU-Turkey Action Plan for refugees and migration management, the High Level Energy Dialogue, modernization and extension of the Customs Union, and visa liberalization. The humanitarian aid and support provided to millions of refugees from Syria and Iraq was also praised in the Report. The Report confirmed that the high turnouts at the general elections in June and November were a clear sign of the strength of Turkish democracy. The Report criticized the judicial system, rule of law, and freedom of expression, assembly and the media. With regard to the economic criteria, the Report indicated that there was an increasingly high level of commercial and economic integration between Turkey and the EU. It also underlined that Turkey had a functioning market economy, noting Turkey’s high capacity to deal with competitive pressure and market forces despite some macroeconomic imbalances. The Report recommended accelerating structural reforms for long-term growth. With respect to the alignment with the acquis, the European Commission has confirmed that Turkey had achieved various levels of progress beyond what was achieved in 2014, in 27 Chapters out of 35.

The 2016 Progress Report on Turkey and the EU Enlargement Strategy were published on November 9, 2016. The Report noted the positive developments in cooperation on foreign and security policy, including counter-terrorism, the Joint EU-Turkey Action Plan for refugees, and migration management. The humanitarian aid and support provided to millions of refugees from Syria and Iraq was also praised. In the Report, the EU condemned the coup attempt and expressed its unconditional support for the democratic institutions in Turkey. The Report criticized the judicial system, rule of law, and freedom of expression, assembly and the media. With regard to the economic criteria, the report highlighted the economic development of Turkey and the existence of a functioning market economy within the framework of Copenhagen criteria. It noted that the advanced economic integration between Turkey and the EU continued to develop and that Turkey had become the fifth largest trade partner of the EU. The section of the report on “the ability to assume the obligations of membership”, which is an important dimension of the Turkey-EU accession process confirmed the Turkish Government’s political determination in the process of harmonization with the EU acquis. With regard to alignment with the EU acquis, the progress report confirmed that progress has been achieved at various levels in 26 out of 35 chapters. With reference to the overall level of alignment, the progress report indicated that the alignment was advanced in 30 chapters.

The Commission published the Enlargement Strategy and Progress Report covering the year 2017 (the “Report”) on Turkey and EU Enlargement Strategy on April 17, 2018. The Report noted that Turkey was a key partner for the EU and a candidate country, with which dialogue at high level and cooperation in areas of joint interest have continued, including support to Syrian refugees. The Report underlined the high-level visits and Leaders’ meetings in May 2017 and March 2018. It praised the high-level dialogues on foreign and security policy, counter terrorism, energy, transport, and economy. The Report commended that Turkey made outstanding efforts to provide shelter over 3.5 million refugees from Syria and approximately 365,000 refugees from other countries. The Report underlined that the cooperation with the EU on migration continued to deliver concrete and remarkable results in reducing irregular and dangerous crossings and in saving lives in the Aegean Sea. The Report condemned the attempted coup of July 2016 and acknowledged Turkey’s need to take swift and proportionate action. The Report noted that Turkish economy was well advanced and considered Turkey to be a functioning market economy. Turkey remains the fifth largest trade partner of the EU and the EU is the first largest trade partner of Turkey. It stated that the economy, supported by government stimulus measures, achieved strong growth in 2017, however, remained vulnerable unless Turkey would address macro-economic imbalances, conduct further structural reforms and improve the business environment. The Report confirmed that Turkey has made progress and has a good level of preparation to cope with the competitive measures and market forces within the EU. It underlined that Turkey’s economy was well-integrated with the EU market in terms of both trade and investment. The Report underlined the importance of the Commission’s proposal to the Council for an extension and the modernization of the EU-Turkey Customs Union, which would be mutually beneficial. Regarding Turkey’s ability to assume the obligations of membership in the EU, the Report noted that Turkey continued to align with the acquis albeit in a limited pace. The Report confirmed that progress has been achieved in 20 chapters and further indicated that in 22 chapters, Turkey’s alignment with the acquis was good.

The European Commission published the 2019 Enlargement Package, including Country Reports of all candidate and potential candidate countries on May 29, 2019. The 2019 Turkey Report was in line with the previous year’s Report in almost all areas, from political to economic criteria as well as the acquis alignment. The European Commission welcomed that the state of emergency introduced on July 15, 2016 in the aftermath of the attempted coup ended on July 18, 2018. The EU also acknowledged the existence of threats Turkey has faced since then. However, the Report criticized some measures which had to be taken by Turkey in line with the European Conventions in the aftermath of the coup attempt. The Republic’s Ministry of Foreign Affairs underlines that the Report did not adequately highlight Turkey’s efforts to continue with the political reform process and the steps taken in this context.

On the other hand, the 2019 Country Report on Turkey noted that Turkey is a key partner for the EU and a candidate country. The Report underlined that the EU and Turkey continued their dialogue and cooperation in the areas of joint interest including a leaders meeting between Presidents Juncker and Tusk and President Erdoğan in Bulgaria in March 2018 and a High Level Political Dialogue in November 2018. Additionally, the Report stated that Turkey and the EU further developed their cooperation in the areas of energy, transport, economy and trade, and further noted that a High Level Transport Dialogue in January 2019 and a High Level Economic Dialogue in February 2019. The Report emphasized that the March 2016 EU-Turkey Statement continued to deliver results, with both parties committed to its effective implementation. Furthermore, the Report underlined that Turkey sustained its outstanding efforts to host more than 3.6 million registered refugees from Syria and around 370,000 registered refugees from other countries, which is the largest refugee community in the world.

With regard to economic criteria, the Report acknowledged that Turkey was well-integrated with the EU market in terms of both trade and investment based on the fact that the EU was Turkey’s largest trade partner while Turkey ranks fifth in the EU’s external trade. The Report emphasized that Turkey’s economy had sufficient capacity to cope with the competitive pressures and market forces within the EU. It also noted that certain improvements were achieved in the energy sector, along with an advancement in spending on research and development, education and physical capital.

With respect to acquis alignment, the Report confirmed that Turkey has achieved a strong level of general alignment in 22 Chapters and yearly progress at various levels in 20 Chapters.

Economic Criteria

The European Commission has considered Turkey a functioning market economy in all its annual Progress Reports since 1998. The recent Progress Reports have highlighted Turkey’s robust financial sector, public finances, and resilience of the Turkish economy, with a special emphasis on its sustained growth rate despite a difficult international economic environment.

Since 2001, Turkey has been annually submitting the Pre-Accession Economic Programs (“PEP”) and the Fiscal Notifications to the EU. As of 2015, the Pre-Accession National Economic Reform Program (“ERP”) has replaced the PEP. In addition, since 2001, the economic performance of Turkey has been monitored by the European Commission in the context of annual sub-committee meetings on economic and financial affairs. Turkey participates in the pre-accession economic policy coordination and surveillance procedures and will continue to do so in the accession process. The ERP for the 2020-2022 period was submitted in February 2020.

The Turkish economy grew by 6.1% in 2015, 3.2 % in 2016, 7.4% in 2017, 2.6% in 2018 and 0.9% in 2019. According to the ERP, Turkey’s economy is expected to grow by 5% in 2020, 2021 and 2022. The year-end consumer price inflation rate was 8.8% in 2015, 8.5% in 2016, 11.9% in 2017, 20.3% in 2018 and 11.8% in 2019. According to the ERP, inflation rate is expected to be 10.8% in 2020, 6.9% in 2021 and 4.9% in 2022. Turkey’s unemployment rates were 10.3% in 2015, 10.9% in 2016 and 2017, 11% in 2018 and 13.7% in 2019. The unemployment rate is expected to be 11.8% in 2020, 10.6% in 2021 and 9.8% in 2022. Current account deficit/GDP ratio figures were 3.7% in 2015, 3.8% in 2016, 5.6% in 2017, 2.6% in 2018. In 2019, Turkey generated a current account surplus of 0.1% of GDP. ERP forecasts the current account deficit/GDP ratio as 1.2%, 0.8% and 0.0% in 2020, 2021 and 2022, respectively.

Updating of the Customs Union

For Turkey, the Customs Union is considered a stepping stone supporting and complimenting the accession process, rather than an alternate path to Turkey’s EU membership. The reason Turkey entered into such an asymmetric structure was that there was an expectation of EU membership within a foreseeable period of time. Because Turkey has yet to achieve EU membership and the systemic problems within the Customs Union continue to exist, Turkey and the EU have agreed to update the Customs Union.

With the updated package, Turkey expects sound and sustainable solutions to the structural problems due to the asymmetries of the Customs Union and an extension of trade relations to new areas which will boost bilateral trade relations. Turkey’s main expectations are the removal of existing barriers hindering free movements of goods such as road quotas and inclusion of Turkey in EU’s policymaking mechanisms in areas directly related with the Customs Union which would enable Turkey to benefit simultaneously from the Free Trade Agreements concluded by the EU with other countries.

The European Commission asked the Council for a mandate to launch negotiations regarding the modernization of Turkey-EU Customs Union on December 21, 2016. At the moment, the process of updating of the Customs Union is pending.

Financial Assistance

The Instrument for Pre-Accession Assistance (“IPA”) is the main financial instrument for providing EU support in implementing reforms to move towards EU membership. Financial assistance under the second period of IPA covering the years 2014-2020 (“IPA II”) is given for the following four specific objectives: (a) support for political reforms, (b) support for economic, social and territorial development, (c) strengthening the ability of the beneficiary country to fulfill the (future) obligations stemming from membership in the EU by supporting progressive alignment with the EU acquis, and (d) strengthening regional integration and territorial cooperation.

Under these four main objectives, in line with the revised version of the Indicative Strategy Paper for Turkey adopted on August 10, 2018 setting out the priorities for EU financial assistance for the period 2014-2020, EU’s pre-accession support addresses the seven priority sectors as (a) Democracy and Governance, (b) Rule of Law and Fundamental Rights, (c) Environment, Climate action and Energy, (d) Transport, (e) Competitiveness, Innovation, Agriculture and Rural Development, (f) Education, Employment and Social Policies, and (g) Territorial Cooperation. These priorities are the basis for sector programs promoting not only political but also structural reforms, allowing more targeted assistance and improving the impact of financial assistance.

The pre-accession funds allocated to Turkey between the years 2014-2020 amount to 4.45 billion Euros. As a result of the recent cuts, the total support provided has been reduced to 3.2 billion Euros.

In order to use these funds, financing agreements between the European Commission and Turkey are required to be signed. The Financing Agreements of the Programmes for the years 2014-2019 have been signed and entered into force. The signing and entry into force of the financing agreement for IPA 2020 allocation will be completed in the first half of 2021.

The total amount of funds for the period 2021-2027 of IPA are increased from 12.8 billion to 14.5 billion Euros in comparison with the previous period. In the new IPA period there will be no fund allocations for countries. There will be 5 windows:

a) Rule of Law, Fundamental Rights and Democracy,

b) Good Governance, Acquis Alignment, Strategic Communication and Good Neighborly Relations

c) Green Agenda and sustainable connectivity

d) Competitiveness and inclusive growth

e) Territorial and Cross Border Cooperation.

Following the release of strategy and programming documents of the new IPA period, studies on sectoral priorities will be completed.

The project pipeline with nearly 400 project proposals and a total budget of more than 6 billion Euros has been created for the first two years of the new period and was submitted to the Commission at the end of June 2020.

Civil Society Sub-Sector

The IPA continues to be the most dynamic element of EU-Turkey relations and is being successfully implemented. One of the most important developments in IPA II period (2014-2020) is the designation of civil society as a sub-sector, namely, a priority area. Thereby, “civil society” has been identified as a separate sector, just as energy, environment, transportation or agriculture. It now has a framework with a strategy, priorities and a financial allocation for the IPA II period. A much more effective support for Turkey’s EU harmonization process is aimed through financial assistance to this newly defined sector.

The DEUA has been designated as the lead institution of this sector. Interventions in this field will keep constituting important items on the agenda of the DEUA until 2025, taking into account the implementation phase that will go beyond 2020. The DEUA will support projects under 4 main priorities:

1.	Strengthening public-civil society cooperation,

2.	Improving the legal framework for civil society,

3.	Strengthening the capacities of CSOs,

4.	Enhancing civil society dialogue

The implementation phase commenced in 2018 and 2019 for various projects and around 65 million Euros is allocated for supporting Turkish civil society. Under the sector, implementation is underway for various projects aimed at increasing the capacity of public institutions and civil society organizations, supporting public-CSO cooperation, increasing the capacity at local levels, providing scholarships, and supporting civil society dialogue between Turkey and the EU.

As a result of these efforts some major achievements have been realized, as explained below.

Civil society has been, for the first time, defined as a separate policy area in the 11th National Development Plan (“NDP”) of Turkey, under the broader chapter of “Rule of Law, Democratization and Good Governance”. In the 11th NDP, the objective for the civil society policy field has been defined as follows:

“The main objective is to increase awareness about civil society, to consolidate organized civil society, to provide that CSOs (Non-Governmental Organizations-NGO) are in conformity with principles of transparency and accountability, and to ensure their effective participation to public decision-making processes.”

The first 3 priorities of the civil society sub-sector (i.e. strengthening the public-CSO cooperation, improving the legal framework for civil society and enhancing the capacities of CSOs) are also addressed by the 11th NDP. In this vein, the national priorities overlap with the EU objectives.

In order to establish an organization in line with our deeply-rooted civil societal history and the emerging developments (both in terms of quantity and quality), the Directorate General of Civil Society Relations was established within the Ministry of Interior on October 9, 2018. Establishment of the Directorate of Civil Society Relations will serve for strengthening coordination and cooperation among public sector institutions and CSOs, enhancing the efficiency of the CSOs and their quality of service, as well as ensuring efficient and effective services to the civil society.

EU Process at the Local Level

In accordance with the Ministry of Interior Circular No. 2010/6 of January 26, 2010, the EU Provincial Advisory and Steering Committees were formed. In this context, one Deputy Governor was appointed as the Provincial EU Permanent Contact Point, and EU Offices were established in 81 provinces. The Deputy Governors chair the committees’ meetings and also disseminate EU-related information throughout the provinces. Between 2014 and 2019, numerous meetings were held at the local level.

The local offices of the DEUA in Istanbul, İzmir, and Antalya work closely with the EU Offices and act as a guide through harmonization and implementation of the EU acquis at the local level by both implementing EU projects and carrying out different activities targeting public institutions, local administrations, and CSOs. The Technical Assistance to the DEUA for Strengthening the Capacity of Grassroots NGOs and Public-CSO Cooperation at Local Level Project was carried out by the Izmir and Antalya local offices in 2017. The global objective of the project was to strengthen the role and coordination of the DEUA in capacity building of local grassroots NGOs and strengthening public-CSOs cooperation at a local level in accordance with the EU accession process. This technical assistance project entailed two main components: training activities (including capacity building) and communication activities.

Nearly 190 million Euros have been allocated to the Civil Society sub-sector and the DEUA continued programming activities for this sub-sector working in close cooperation with potential beneficiary institutions. The Civil Society Support Programme-I (CSSP-I), including CSO Partnerships and Networks on Strengthening Cooperation Between Public Sector and CSOs Grant Scheme and Grassroots CSOs Grant Scheme, has gotten off the ground in 2018. Nearly 4.6 million Euros have been allocated to 48 grant projects through the programme. The objective of the programme is to support the development of civil society through more active democratic participation in policy and decision making processes. The programme is foreseen to be concluded in 2020.

In April 2019, two successive grant programmes began to be implemented: Civil Society Support Programme II and Civil Society Dialogue Programme V. Nearly 10 million Euros have been allocated to 70 grant projects under these grant programmes. The implementation period of these grant projects will end in 2020.

The EU-funded project “Town Twinning between Turkey and the EU” got off the ground in 2018 with the participation of the Union of Provinces, the Union of Municipalities of Turkey and the Ministry of Environment and Urbanization Directorate General of Local Authorities. The overall objective of the project is to increase administrative capacity at a local level in Turkey’s EU accession process by establishing town twinning relations. The project has two components: technical assistance and a grant scheme. A significant number of capacity building trainings for local authorities have been carried out under the technical assistance component since 2018 and nearly 2.6 million Euros have been allocated to 23 grant projects under the grant component. The project is foreseen to be concluded in December 2020.

Structural Changes at the Ministry of EU Affairs/Directorate for EU Affairs

On July 15, 2018, the “Ministry of EU Affairs” was restructured and reorganized by Presidency Decree No 4 published in the Official Gazette No. 30479 and affiliated under the Republic of Turkey’s Ministry of Foreign Affairs as “the Directorate for EU Affairs”.

The United States

Turkey and the U.S have been NATO allies and strategic partners for more than 65 years. Despite the current challenges and difficulties, Turkey continues to perceive the U.S. as one of its primary allies on regional and global issues. The relationship between Turkey and the U.S. has historically been a testament to broader solidarity, partnership, and cooperation between the two countries. This strong pillar is also representative of the strong contribution the two countries made to the security and defense of Europe and beyond.

Turkey and the U.S. together face a host of international challenges of major significance. Turkey-U.S. cooperation makes substantial contributions to efforts aimed at achieving global and regional peace, stability and prosperity. The U.S. is Turkey’s main military export-import partner. While defense ties form the bedrock of the relationship between the two countries, there have also been improvements in bilateral trade and economic relations.

Yet, some divergences continued to cast a shadow on Turkish-American relations in 2019, including the U.S. support to the PKK’s Syrian offshoot, inaction on the ringleader of FETO and the terror group’s activities in the U.S. and harmful legislative processes initiated against Turkey in the U.S. Congress.

Turkey hopes to see concrete steps taken by the U.S. to address its national security concerns. Turkey believes the U.S. reaction over the acquisition of the S-400 missile system undermines the spirit of alliance, which is deep-rooted and based on common values and mutual interests.

Turkey remains eager to pursue its relations with the U.S. on a positive agenda and would like to see the U.S. Administration and Congress do the same in a way that fits the strategic nature of the Turkish-U.S. Alliance. The global turmoil caused by the COVID-19 pandemic as well as recent developments in Syria and Libya highlighted once again the importance of the Turkish-U.S. alliance and partnership. President Erdoğan and President Trump maintained a close dialogue in pursuit of an effective and collective response against the pandemic. Closer cooperation between government agencies, businesses, research and civil society institutions during this critical time will allow Turkey and the U.S. to capitalize on the newly emerging opportunities in various fields to improve their relations further.

Prior to 2017, Foreign Minister Çavuşoğlu maintained a frequent dialogue with former Secretary of State John Kerry. Likewise, President Erdoğan met with President Obama during the G-20 Antalya Summit in November 2015 and the 21st Conference of Parties of the UN Framework Convention on Climate Change in Paris. In September 2016, President Erdoğan met with President Obama during the G-20 Summit in Hangzhou and Vice President Biden in New York during the UN General Assembly.

Foreign Minister Çavuşoğlu visited Washington in January 2017 to participate in the presidential inauguration ceremony of U.S. President Donald Trump. High level contacts and visits continued during the rest of 2017. Former U.S. Secretary of State Rex Tillerson paid a visit to Turkey in March 2017 and met with Foreign Minister Çavuşoğlu and was received by President Erdoğan. Upon President Trump’s invitation, President Erdoğan paid a visit to Washington from May 15-16, 2017. Following this visit, President Erdoğan and President Trump met on May 25, 2017 in Brussels during the NATO Summit and in July 2017 during the G20 Summit in Hamburg. In the context of the 22nd World Petroleum Congress, former U.S. Secretary of State Tillerson paid a visit to Turkey and met with Minister Çavuşoğlu on July 9, 2017.

In September 2017, President Erdoğan met with President Trump in New York during the 72nd UN General Assembly. The then Prime Minister Binali Yildirim visited Washington and New York from November 7-10, 2017 to hold meetings with U.S. Vice President Mike Pence. Foreign Minister Çavuşoğlu and former U.S. Secretary of State Tillerson held a bilateral meeting in December 2017 during the meeting of NATO Foreign Ministers in Brussels.

In January 2018, Foreign Minister Çavuşoğlu met former U.S. Secretary of State Tillerson on the sidelines of Foreign Ministers’ Meeting on Security and Stability on the Korean Peninsula held in Vancouver. Former U.S. Secretary of State Tillerson paid a visit to Turkey the same month and met Foreign Minister Çavuşoğlu and was received by President Erdoğan. During this visit, Turkey and the U.S. agreed to set up a Working Group to discuss outstanding issues in bilateral relations.

High-level contacts and visits between the two countries continued during the rest of 2018. President Erdoğan and President Trump met in December during the G20 Summit in Buenos Aires. Foreign Minister Çavuşoğlu and U.S. Secretary of State Mike Pompeo met on several occasions, including on the margins of the NATO Foreign Ministers’ Meeting in Brussels in April and December, during Minister Çavuşoğlu’s visits to Washington in June and November, and on the sidelines of the ASEAN Foreign Ministers’ Meeting in Singapore in August. U.S. Secretary Pompeo visited Turkey in October 2018, met Foreign Minister Çavuşoğlu and was received by President Erdoğan.

President Erdoğan paid a working visit to Washington, D.C. on November 12-14, 2020. Foreign Minister Çavuşoğlu accompanied President Erdoğan during his working visit to the U.S. and met with his counterpart Secretary Pompeo. In 2019 President Erdoğan and Trump also met on other occasions, such as the G20 Osaka Summit on June 29, 2019 and the NATO Leaders Meeting held in London on December 4,2019. Furthermore, Minister Çavuşoğlu met Secretary of State Pompeo in April and November during the NATO Summits in Washington and Brussels.

The U.S. is one of Turkey’s major trade partners. The bilateral trade volume between Turkey and the U.S. was U.S.$20.73 billion in 2018 and U.S.$19.24 billion in 2019. Turkish exports to the U.S. were U.S.$8.05 billion in 2019 (compared with U.S.$8.3 billion in 2018) and mainly consisted of iron and steel, road transportation vehicles, and textile fiber and its products. The total import volume was U.S.$11.18 billion (compared with U.S.$12.43 billion in 2018). Iron ore and metal scraps, textile fiber, and other transportation vehicles are the major import items from the U.S. Furthermore, Turkey is one of the largest importers of U.S. liquefied natural gas (“LNG”) in Europe. Turkey’s U.S. LNG imports increased around 5 times in four years and U.S. LNG constituted almost 25% of Turkey’s total LNG imports in 2019.

Approximately 1,900 U.S. companies have invested in or do business in Turkey. Between 2002 and 2019, U.S. companies invested U.S.$12.083 billion in Turkey. U.S. investments amounted to U.S.$171 million in 2017 and U.S.$446 million in 2018. In 2019, U.S. companies invested U.S.$342 million in Turkey. The U.S. Chamber of Commerce opened its second overseas office in Istanbul in 2014.

In the same period, Turkish companies’ investments in the U.S. amounted to U.S.$6.162 billion. Turkish companies invested U.S.$900 million in the U.S. in 2018 and U.S.$600 million in 2019. Approximately 171 Turkish companies have investments or do business in the U.S.

Turkish-American Business Council, established in 1985, is the first business council established under the auspices of Foreign Economic Relations Board of Turkey. Turkish-American Business Council’s Annual Conference on Turkish-U.S. relations was held in Washington on April 14-16, 2019, which focused on a variety of sectors, including defense, secure 5G, trade, environment, construction, cyber security, energy and R&D.

There are several mechanisms established for bringing economic trade and investment relations to a level proportionate to political and security relations between the two countries, such as the Framework for Strategic Economic and Commercial Cooperation (signed in 2010) (the “FSECC”), the FSECC Business Council (launched in 2011), the Economic Partnership Commission (which held its 11th meeting in 2015), and the Trade and Investment Framework Agreement (signed in 1999 and held its 10th meeting from September 12-13, 2017).

The U.S. Administration withdrew from the Joint Comprehensive Action Plan on May 8, 2018 and re-started imposing sanctions on Iran as of August 7, 2018 in some sectors. The second batch of sanctions in the energy sector entered into force on November 4, 2018. Turkey had officially requested exemptions from the U.S. Administration regarding the sanctions to be imposed on Iran. Tüpraş, Turkey’s sole oil importer, reduced its oil imports from Iran radically, starting in May 2018. After extensive bilateral talks, the U.S. approved granting a Significant Reduction Exception (“SRE”) to Turkey, alongside other seven large buyers of Iranian oil, until May 2, 2019. Tüpraş ceased its imports from Iran as of May 2, 2019.

Russia

Bilateral political dialogue between Turkey and Russia has continued in 2019. While Turkey and Russia differ on a number of international issues, including the territorial integrity of Ukraine and Georgia, the two countries keep their channels of dialogue open and cooperate where possible.

On April 8, 2019, President Erdoğan visited Moscow for the Russia-Turkey High-Level Cooperation Council (“HLCC”) meeting where the two countries signed a number of documents and several memoranda of understanding. On September 16, 2019, President Erdoğan met Russian President Vladimir Putin in Ankara during the third trilateral meeting of the heads of state of the Astana guarantors. On October 22, 2019, President Erdoğan met President Putin in Sochi. On January 8, 2020, President Putin made a visit to Turkey on the occasion of the opening of the Turkish Stream Gas Pipeline. On March 5, 2020, President Erdogan met with Putin in Moscow. On the margins of the meeting, the two leaders exchanged views on regional and international issues, including the joint fight against terrorism and the situation in Syria.

Economy, trade, and energy relations are the driving force of Turkish-Russian relations. Bilateral trade was U.S.$26,309 billion by the end of 2019 and U.S.$25.7 billion in 2018. The share of Turkey’s natural gas import from Russia in 2019 was nearly 34% (down from 48% in 2018) and the share of Turkey’s crude oil import from Russia was 33% in 2019.

Reciprocal investments have exceeded U.S.$10 billion each as of the end of 2018. This excludes the Akkuyu nuclear power plant project being built in Turkey, valued at approximately U.S.$20 billion.

The Intergovernmental Agreement between Turkey and the Russian Federation concerning the TurkStream Pipeline Project was signed on October 10, 2016 and came into force on February 21, 2017. The Agreement provides the possibility for the construction of two pipelines. The construction of the offshore part of the project was completed in November 2018. The pipeline became operational as of January 1, 2020. TurkStream-1 supplies Russian gas to the Turkish market, while Turkstream-2 will supply gas to Europe.

Work related to the Akkuyu Nuclear Power Plant project is ongoing in accordance with the contractual commitments inscribed in the Intergovernmental Agreement signed on May 12, 2010. The groundbreaking ceremony to mark the start of construction on the nuclear power plant was held in Ankara on April 3, 2018 during President Putin’s visit. Construction permits for the first two reactors were issued and construction work for the first two reactors is currently underway. The first reactor of the power plant is scheduled for commissioning before 2023.

Tourism constitutes another important aspect of Turkish-Russian bilateral relations. In 2019, 7.017.657 Russian tourists visited Turkey.

Another field of economic cooperation is the construction sector. Turkish construction companies have completed various projects in Russia, the total value of which has surpassed U.S.$75.7 billion by the end of 2019.

The Balkans

Turkey’s policy towards the Balkans aims for a peaceful, stable and prosperous region and is based on four main pillars: security for all, high-level political dialogue, economic interdependence, and the preservation of the multi-ethnic, multi-cultural, and multi-religious social fabric of the region. In addition to having a shared geography, history and culture, Turkey has a joint vision with the Balkan countries based on common goals and integration with Euro-Atlantic institutions.

Apart from political support, Turkey also provides assistance to the countries of the region in various areas including economy, energy, culture, education, military, and security through its relevant public institutions, municipalities, non-governmental organizations (“NGOs”), and universities.

Turkey has played a leading role in launching major initiatives such as the South-Eastern European Cooperation Process (“SEECP”), the only major initiative started within the region, its operational arm, the Regional Cooperation Council, and the Multinational Peace Force Southeast Europe/South-Eastern Europe Brigade. Turkey assumed the Chairmanship for the period of 2015-2017 within the Southeastern Europe Defense Ministerial Process. Turkey continues to be active within the Southeast European Law Enforcement Center as well.

The Trilateral Mechanisms bring the parties together to engage in joint projects intended to strengthen the dialogue and contribute to regional peace, stability, and cooperation. The first meeting of the Trilateral Trade Committee was held in Ankara with the participation of Ministers of Economy from August 17-18, 2015. The second meeting of the Trilateral Trade Committee was held in Belgrade on October 19, 2015, followed by a Business Forum, organized in Sarajevo the next day. The third meeting of the Committee was held in Istanbul on October 26, 2016. In the framework of the trilateral consultation mechanisms, the Foreign Ministers of Turkey, Bosnia and Herzegovina and Serbia, met in Belgrade on December 6, 2017, whereas the Foreign Ministers of Turkey, Bosnia and Herzegovina and Croatia met in New York in the margins of UN General Assembly meeting on September 21, 2017. The Turkey-Bosnia and Herzegovina-Serbia Trilateral Summit was held on October 8, 2019 in Belgrade during President Erdoğan’s visit to Serbia on October 7-8, 2019.

During 2017, several reciprocal high-level visits took place, including the visits from Bosnian Member of the Bosnia and Herzegovina Presidential Council and Prime Minister of Bulgaria to Turkey. President Erdoğan visited Serbia in 2017. In 2018, 32 reciprocal high-level visits occurred, out of which 15 were at the Presidential level. During 2019, the President of Albania, Prime Minister of Albania, Bosnian and Serbian members of the Bosnia and Herzegovina Presidential Council and the President of Croatia visited Turkey. President Erdoğan visited Bosnia and Herzegovina and Serbia in 2019.

Turkey’s overall trade volume with the countries of this region (Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, North Macedonia, Montenegro, Romania, Serbia, and Slovenia) surpassed U.S.$16 billion in 2017. Turkey’s overall trade volume with the region increased by 5% to U.S.$17 billion in 2018. In 2019, overall trade volume with the region has reached U.S.$17.3 billion. The top three countries are Romania (U.S.$6.3 billion), Bulgaria (U.S.$4.8 billion), and Slovenia (U.S.$2 billion).

Located on the transit route between Turkey and the Western European countries, the Balkans offer significant opportunities for Turkish investors. Turkish companies’ interest towards the region continues to grow.

Tourism constitutes an important dimension of the countries’ economic-commercial relations. Turkey is one of the most favored destinations for the tourists from the Balkan countries and received 4.4 million tourists from the region in 2019. Additionally, increasing social contacts have positive effects on the countries’ economic relations.

The Turkish Cooperation and Coordination Agency (“TİKA”) has implemented more than 3,000 projects in order to contribute to the development of the Balkan countries. The total value of TİKA projects in the region amounts to approximately 2.0 billion Euros.

Greece

Since 2009, Turkey and Greece have furthered their efforts to improve bilateral relations. Furthermore, on February 11, 2016, NATO started to assist with the refugee and migrant crisis by participating in international efforts in the Aegean Sea as the result of a joint proposal developed by Turkey, Germany, and Greece.

The High Level Cooperation Council (“HLCC”) model, which was set up in 2010, brings together all relevant Ministers from both countries in the form of a joint cabinet meeting to discuss issues and develop a joint vision under the guidance of the two Prime Ministers. The fourth meeting of the HLCC was organized in Izmir on March 8, 2016. (last meeting) A total of 54 agreements, MoUs, and protocols have been signed at HLCC meetings between Turkey and Greece in various fields with a view to enhancing cooperation in a wide-range of fields such as transport, energy, irregular migration, culture, agriculture, and health. At the fourth meeting, both sides agreed to take steps to implement the Izmir-Thessaloniki Ro-Pax ferry line and the Istanbul-Thessaloniki high-speed train projects.

High-level visits have also picked up momentum over the last couple of years. President Erdoğan paid an official visit to Greece, including Athens and Komotini, on December 7 and 8, 2017. This was the first official visit at the head of state level between Turkey and Greece since 1952. In 2018, meetings between the Ministers of Foreign Affairs and other Ministers of both countries took place during official visits and on the margins of international events. President Erdoğan received Greek Prime Minister Alexis Tsipras in the margins of the NATO Summit held on July 11-12, 2018 and the UN General Assembly on September 25, 2018. President Erdoğan received Greek Prime Minister Kyriakos Mitsotakis on the margins of UN General Assembly meetings on September 25, 2019, the first high-level contact with the new Greek government which came to power in Greece on July 8, 2019. The Foreign Ministers have also met twice since the new Greek government took office.

Foreign Minister Çavuşoğlu and Dendias met in New York on September 26, 2019, on the margins of UN General Assembly meetings, and on November 8, 2019, on the margins of Western Balkans Forum held in Geneve.

Furthermore, political consultations are held twice yearly, last of which was held in Ankara on January 10, 2020 between the Deputy Minister and the Secretary General of the respective Foreign Ministries.

Confidence building measures (“CBM”) between the Ministries of Defense of both countries constitutes another dialogue channel for the Aegean Sea. The first CBM was held on May 21-25, 2019, followed by the second CBM meeting on June 17-20, 2019. The third CBM was held on February 7-21, 2020.

The countries’ mutual desire to bridge differences through dialogue and promote cooperation has had a positive impact on other dimensions of bilateral relations, such as trade, economy, and tourism. The establishment of the HLCC mechanism in 2010 in particular also paved the way for a substantial increase in commercial relations. The bilateral trade volume thus doubled between 2010 and 2014, reaching U.S.$5.6 billion by the end of 2014.

Although the bilateral trade volume decreased in 2015 and 2016, it gained momentum in 2017 (U.S.$3.5 billion), reaching U.S.$4.18 billion in 2018. However, in 2019, trade volume decreased to the level of 2017 (U.S.$3.5 billion), due to overall fall in imports in Turkey.

The amount of Greek foreign direct investment in Turkey, with the banking sector taking the lead reached U.S.$6.8 billion by the end of 2015. This figure decreased to U.S.$6.1 billion by the end of 2016. Part of this decline was due to the Greek National Bank selling 99.81% of its stake in its subsidiary Finansbank in Turkey on June 15, 2016 to Qatar National Bank for 2.75 billion Euros to comply with conditions of a European Union bailout. The total of Turkish companies’ investments in Greece was approximately U.S.$500 million by the end of 2016.

In the field of energy, the Trans-Anatolian Natural Gas Pipeline (“TANAP”) and Trans Adriatic Pipeline (“TAP”) are major chains of the Southern Gas Corridor that the EU and Turkey have been strongly supporting. These projects will contribute to the energy security of the EU and Turkey. TANAP was inaugurated in Eskişehir on June 12, 2018 and was connected to TAP in November 2018. TANAP was completed as of July 1, 2019 and is currently ready to deliver gas to Europe. The TANAP Inauguration Ceremony for European Connection was held on November 30, 2019. It is expected that the gas delivered via TANAP will be around 6 bcm for Turkey and 10 bcm for Europe during the initial phase. Gas supply to Europe is expected to start after the completion of TAP.

In 2016, 785,905 tourists from Turkey visited Greece and 593,150 tourists from Greece visited Turkey. In 2017, around 921,000 tourists from Turkey visited Greece. In the same year, Turkey attracted almost 595,000 tourists from Greece. In 2018, around 781,000 tourists from Turkey visited Greece, whereas Turkey received about 665,000 Greek tourists. In 2019, Turkey attracted 820,142 tourists from Greece, while 789,315 tourists from Turkey visited Greece.

Turkey and Greece are also intensifying their cooperation in the transportation sector. In 2019, Turkish airline operators conducted 52 weekly flights between Turkey and Greece.

Cyprus

Developments in the Cyprus Settlement Process

After Turkish Cypriot Presidential elections were held in April 2015 and Mr. Mustafa Akinci was elected President, the comprehensive settlement negotiations resumed on May 15, 2015. From November 2015 onwards, the negotiations intensified.

In the following one and a half years, considerable progress was achieved in the Economy and the EU chapters while divergences remained in the Governance and Power Sharing chapter. Detailed talks on the Property chapter continued. The chapters of Territory and Security and Guarantees were to be taken up in the final stage of the negotiations.

The negotiations entered a critical phase with the convening of the Conference on Cyprus on January 12, 2017 in Geneva, with the participation of the Turkish and Greek Cypriot leaders, the Foreign Ministers of Turkey, Greece, and the United Kingdom as the Guarantor powers, as well as the European Union as an observer. In a statement issued at the end of the single-day Geneva session of the Conference, the establishment of a deputy-level working group was agreed upon with the task of identifying specific questions and the instruments needed to address them. This working group subsequently met at Mont Pèlerin, Switzerland, from January 18-19, 2017.

The statement following the Geneva session of the Conference on Cyprus also foresaw, in parallel to the aforementioned working group, the continuation of the negotiations on outstanding issues in the other chapters between the two sides in Cyprus. In the following period, however, these negotiations stalled for two months after the Greek Cypriot Parliament passed a decision on February 10, 2017 to commemorate the 1950 “Enosis” (union with Greece) plebiscite in Greek Cypriot public schools.

The second and final session of the Conference on Cyprus convened in Crans-Montana from June 28, 2017 to July 7, 2017. Despite Turkey’s and the Turkish Cypriot side’s constructive attitude and tremendous efforts working toward a sustainable settlement, the Conference closed without an outcome.

The UN Secretary-General called on the two sides, as well as the Guarantors, to reflect on the shortcomings of the Conference and steps to be taken to foster a meaningful process in the future. Turkey has been engaged in such a process in close consultation with the Turkish Cypriot authorities.

In early July 2018, the UN Secretary-General appointed Ms. Jane Holl Lute, a senior UN official, to consult with the parties of the Conference to help determine whether there was a common ground and vision for a meaningful process.

Turkey’s views were shared with Ms. Lute concerning the vision for the possible road ahead. It was conveyed to her that Turkey is not excluding any ideas and remains open to all options, being that current parameters have not yielded positive results in the last 50 years. On the other hand, before starting any new process, all sides need to agree on what principles the new process will be built upon.

The UN Secretary-General, in his report on his Good Offices Mission dated October 15, 2018, pointed out the need to find new ideas and called on all parties to agree on “terms of reference” that would constitute the consensus starting point for a possible negotiated conclusion. Therefore, in the course of 2019, Ms. Lute has met several times with the Turkish and Greek Cypriot leaders as well as the guarantor states with a view to finalizing “terms of reference”.

The UN Secretary-General met informally with the Turkish and Greek Cypriot leaders on November 25, 2019. In his statement, he underlined that he has agreed to extend his efforts to achieve terms of reference to serve as a consensus starting point for phased, meaningful, and results-oriented negotiations at the earliest feasible opportunity and he committed to explore with the Turkish Cypriot leader and the Greek Cypriot leader and with the guarantor states the possibility to convene an informal five-plus-UN meeting at an appropriate stage.

The Greek Cypriots’ Unilateral Hydrocarbon-related Activities in the Eastern Mediterranean

In the past decade, the Greek Cypriots’ hydrocarbon-related activities in the Eastern Mediterranean have become a primary destabilizing factor for the region. Following the Greek Cypriots’ unilateral declaration of claimed licensing blocks and the beginning of the Greek Cypriots’ first offshore drilling activities in September 2011, a continental shelf delimitation agreement was signed between Turkey and the Turkish Republic of Northern Cyprus. This was a necessary counter-step to the Greek Cypriots’ unilateral offshore drilling activities, even though the Turkish side was, in principle, opposed to such undertakings in the absence of a comprehensive settlement. The Government of the TRNC subsequently issued licenses for the exploration and exploitation of oil and gas reserves around the Island to the Turkish Petroleum Corporation and signed an Oil Field Services and Production Sharing Agreement with the Corporation.

The Greek Cypriot side continued its unilateral offshore activities throughout the remainder of the 2008-2017 negotiation process. In the interim between the Geneva and Crans-Montana sessions of the Conference on Cyprus, the Greek Cypriots signed exploration and exploitation contracts with several international hydrocarbon companies and consortiums in April 2017.

Both the Turkish Republic of Northern Cyprus and Turkey protested, drawing attention to the problematic nature of activities carried out by hydrocarbon companies in maritime areas over which the Turkish Cypriots have rights. Turkey also emphasized yet again that a significant segment of block numbers 1, 4, 5, 6 and 7 fall within Turkey’s continental shelf and that foreign companies shall not be permitted to carry out unauthorized hydrocarbon exploration and exploitation activities in Turkey’s maritime jurisdiction areas. Turkey reiterated its call on the Greek Cypriot side to take into consideration the inalienable rights of the Turkish Cypriot people on the Island’s natural resources. Turkey also emphasized that it would continue to take all necessary measures to protect its rights and interests in its continental shelf as well as the rights and interests of the Turkish Republic of Northern Cyprus.

Similar warnings regarding the actions being taken by the Greek Cypriot Administration were issued by Turkey when a drilling vessel arrived in the region in July 2017 as well as in December 2017. Turkey finds it unfortunate that despite all the cautionary messages given by the Turkish and Turkish Cypriot sides, the Greek Cypriots insist on carrying unilateral activities related to hydrocarbon resources. For instance, in February 2018, when a drilling vessel arrived in the so-called block number 3, which falls within the area licensed to the Turkish Petroleum by the TRNC.

In this vein, Turkish Flagged Drillships Fatih and Yavuz have launched offshore drilling operations in 2019 in the licensed areas granted to the Turkish Petroleum by the Turkish Government as well as the TRNC Government.

Turkish Cypriot authorities presented an official proposal concerning the hydrocarbon resources of the Island on July 13, 2019. The proposal, which Turkey fully supports, envisages that Turkish Cypriots and Greek Cypriots, as the co-owners of the Island, cooperate on hydrocarbon resources over which they have equal rights (including revenue sharing) and benefit from these resources simultaneously. The Greek Cypriot side has rejected the proposal thus far, but, it is still on the table and workable.

Turkey continues to emphasize that the Island’s natural resources do not belong only to the Greek Cypriots because the rights of the Turkish Cypriots are inherent and push for a mechanism that will allow the Turkish Cypriots to participate equally in decision-making from the initial stage with regard to hydrocarbon exploration and exploitation is necessary.

Turkey stands committed to protecting its, as well as the Turkish Cypriots’ legitimate rights and interests in the Eastern Mediterranean and taking all necessary steps to this end.

On the other hand, the issue of hydrocarbons should be taken up independently of the Cyprus settlement process, irrespective of the direction the settlement process might take in the future.

Iraq

Turkey wishes to see a secure, stable, democratic, and prosperous Iraq. Turkish-Iraqi relations are characterized by the principle of indivisibility of security, geographical continuity, and complementary economies as well as cultural and demographic affinities. These strong bonds offer a tremendous potential to develop political, security, and economic cooperation between Iraq and Turkey in the region.

Turkey seeks stability in Iraq while strongly supporting Iraq’s political unity and territorial integrity. Turkey is promoting national reconciliation in Iraq as it reaches out to all segments of Iraqi society.

Turkey continues working on efforts to enhance its cooperation with Iraq especially in the fields of security, reconstruction, energy, and investment. Turkey offers a safe and secure transit alternative for Iraqi oil and gas exports.

Iraq was the fourth largest export destination of Turkey in 2018. Turkish bilateral trade volume with Iraq was U.S.$13.08 billion in 2018 (exports: U.S.$8.35 billion; imports: U.S.$4.73 billion). Turkey is determined to further increase this figure by contributing to Iraq’s reconstruction process. Both countries set a target of U.S.$20 billion in bilateral trade.

The field of energy is one of the main pillars of bilateral relations between Turkey and Iraq. Iraq is the second largest supplier of crude oil to Turkey, with Iraqi crude oil constituting around 31% of Turkish crude oil imports in 2019.

The Turkey-Iraq High Level Strategic Cooperation Council (“HLSCC”), established in 2008, provides the legal framework to increase bilateral cooperation between the two countries in a more structured fashion. The purpose of the HLSCC is to achieve economic integration between the two countries through joint projects in areas such as trade, energy, agriculture, security, health, and water. The second meeting of the HLSCC was held in December 2014 in Ankara and the third meeting was held in January 2017 in Baghdad. The fourth meeting will take place in Baghdad in the last quarter of 2019 during the visit of President Erdoğan to Iraq. The 18th session of the Joint Economic Commission between Turkey and Iraq held in Ankara from May 3-4, 2018, provided the opportunity to address key issues in the countries’ economic relations and to overcome obstacles to free trade. Preparations of the next session in 2019 are underway.

Turkey announced a U.S.$5.0 billion credit line and U.S.$50 million project-based assistance at the Kuwait Conference for Iraq’s Reconstruction on February 12-14, 2018. Submitting the highest amount among all participant donors, Turkey emphasized the importance it attaches to the stability of Iraq as it demonstrated its solidarity with the Iraqi people.

Turkey is planning to implement its pledge by accomplishing various projects of strategic significance. Turkey has proposed a project for opening a second border gate with Iraq, which will create enhanced connectivity between Turkey and Iraq and help the Iraqi people rebuild their critical infrastructure, provide basic services, health and education, as well as generate income, particularly in the most DEASH-affected regions.

Turkey believes Iraq harbors many opportunities with its young and dynamic population and economic potential. Turkey is convinced that eradicating all forms of terrorism, including PKK, from the Iraqi soil will create the necessary environment to tap this potential.

Iran

Turkish-Iranian bilateral relations are evolving based on the principles of non-interference in domestic affairs, mutual respect, and good neighborliness. Efforts are made to further enhance the political dialogue both on bilateral and regional issues, through reciprocal visits and mechanisms such as the High Level Cooperation Council (the “HLCC”), and joint commissions in different sectors. Since the formation of the HLCC in 2014, Turkish-Iranian relations have been carried out in a structural framework. So far, five HLCC meetings were co-chaired by Turkish and Iranian Presidents. Turkey has continually sought to engage Iran in efforts to intensify the regional stability. Therefore, Turkey’s relationship with Iran is an asset not only for Turkey but also for the international community.

Given the already volatile and unstable situation in this region, Turkey believes that only negotiated and cooperative solutions can provide lasting arrangements for issues that are of regional and global concern and that diplomacy and dialogue should be the basis of resolving regional and international issues. Turkey attaches importance to the preservation of the Joint Comprehensive Plan of Action (JCPOA) and compliance by all sides. In this regard, Turkey supports the implementation of the Plan in an uninterrupted and transparent manner under the monitoring of the International Atomic Energy Agency.

Iran is an important trading partner of Turkey. The volume of trade between Turkey and Iran was U.S.$9.77 billion in 2015, U.S.$9.65 billion in 2016, U.S.$10.76 billion in 2017 and U.S.$9.3 billion in 2018. Turkey’s major products exported to Iran are textile products, land transportation vehicles, electrical machinery and equipment, wood, and metal products. Major products imported from Iran are hydrocarbon resources, steel and other metal products, fertilizers, and plastics.

Iran is one of Turkey’s main partners in energy trade. In 2019, Turkey imported around 6.7 % of total crude oil imports from Iran (down from 34.0% in 2018) and 17% of natural gas imports. Turkey (Tüpraş) halted its oil imports from Iran as of May 2, 2019.

The tourism sector constitutes a major part of services and goods traded between the two countries. 2.1 million Iranian citizens visited Turkey in 2019. As such, Iranians constituted the 6th highest number of tourists visiting Turkey. 436,000 Turkish citizens visited Iran in 2019.

As a matter of geopolitical necessity and good neighborly relations, Turkey aims to develop its economic and trade relations with Iran. Turkey believes that increased trade would further the well-being of the people of the region and contribute to the improvement of regional stability. In this regard, the Preferential Trade Agreement between Turkey and Iran, which came into effect in 2015, was instrumental in increasing bilateral trade.

Syria

Turkey has invested substantial resources, politically, economically and otherwise, in its relations with Syria in the last ten years. Prior to the conflict that began in March 2011, the thriving relations between Turkey and Syria had contributed positively to regional security and stability as well as bilateral trade, investment, and tourism until the conflict erupted.

The regime’s aggression and the growing presence of extremist and terror elements (particularly in the northern parts of Syria) constitute a deep and increasing concern for Turkey’s national security. This threat became more acute and manifold with the emergence of DEASH in Syria in the beginning of 2014. DEASH terrorism quickly became a threat to regional security and had a direct impact on Turkey’s national security. (See “Description of the Republic—Foreign Policy—Terrorism” for more information on Turkey’s fight against DEASH.)

Following the terrorist attack that took place in Suruç, Turkey, on July 20, 2015, and DEASH’s targeting Turkey’s military border post on July 23, 2015, Turkey took necessary military actions against the terrorist organization in Syria. On July 24, 2015, Turkish Air Force hit certain DEASH targets in Syria, based on Turkey’s right of self-defense in accordance with Article 51 of the UN Charter.

On August 24, 2016, Turkey launched Operation Euphrates Shield (“OES”) with the aim of clearing its borders with Syria from DEASH and establishing a safe haven free of terror. The operation was successfully concluded on March 29, 2017. During the operation, 2,647 DEASH operatives were eliminated in Syria and an area of 2,015 square kilometers was cleared of DEASH presence.

On January 20, 2018, Turkey launched Operation Olive Branch (“OOB”), a counter-terrorism operation in Syria’s northern Afrin district along the Turkish-Syrian border to neutralize terrorist elements. OOB aimed at clearing the region of the PKK terrorist group’s Syrian affiliate People’s Protection Units (“YPG”), as well as DEASH elements that control the territory and threaten Turkey’s national security and Turkish citizens in the border regions. OES and OOB were carried out in accordance with the right to self-defense as outlined in Article 51 of the UN Charter and the relevant UN Security Council resolutions 1373(2001), 1624(2005), 2170(2014) and 2178(2014) as well as in full respect of Syria’s territorial integrity.

Having successfully concluded OES in 2017 and OOB in 2018, Turkey cleared an area of over 4,200 square kilometers from DEASH and PKK/YPG terrorists. Thanks to these counter-terrorism operations, more than 402,000 Syrians have so far been able to return from Turkey to their homes in these operation areas.

Following the announcement on December 19, 2018 of the U.S. Administration’s decision to withdraw its forces from Syria, Turkey and the U.S. held talks in relation to the implementation of the decision in close coordination and cooperation between the two countries, as well as on the details of the establishment of a possible “safe zone” against the emergence of any power vacuum which could be exploited by terrorist organizations, particularly DEASH and PKK/YPG, or the regime and its supporters.

Despite a preliminary understanding reached between the two countries in early August 2019 towards jointly establishing in northeast Syria a safe zone from which PKK/YPG elements were to be removed, PKK/YPG presence in areas that were to be declared as safe zones remained intact. Turkey-U.S. joint land patrols and reconnaissance flights which were conducted on the basis of the said preliminary understanding verified continued PKK/YPG presence on the ground.

On October 9, 2019, the Turkish Armed Forces, together with the Syrian National Army, launched “Operation Peace Spring” (“OPS”) against PKK/YPG and DEASH terrorists in northeast Syria. The goals of OPS were announced as to ensure the security of Turkey’s borders, to neutralize terrorists in the region and to save the Syrian people from the oppression of terrorists. OPS was conducted on the basis of international law, in accordance with Turkey’s right of self-defense under Article 51 of the UN Charter and the relevant resolutions of the UN Security Council on the fight against terrorism. Turkey has paused OPS after an agreement was reached with the U.S. on October 17, 2019. Nearly a 145-kilometer-wide area between Tal Abyad and Ras al-Ayn has been cleared of terrorist elements to a depth of 30 kilometers. On October 22, 2019, Turkey concluded with Russia a Memorandum of Understanding by which the latter committed to remove PKK/YPG from territories to the west and east of the OPS area as well as from Manbij and Tal Rifat.

The situation in Syria deteriorated from 2014-2019, with attacks against innocent civilians and continued use of heavy bombardment (ballistic missiles and barrel bombs) as well as chemical weapons. By the end of 2018, the number of Syrians who sought refuge in neighboring countries reached approximately 5.6 million and the death toll surpassed 500,000. The number of those in need of assistance inside Syria is approximately 11.1 million. Turkey is continuing her humanitarian efforts to provide shelter to people fleeing the conflict in Syria by employing an open-door policy without discrimination. By the end of 2019, 62,553 Syrians were hosted in 7 temporary accommodation centers in 5 different provinces Turkey, and the total number of Syrians under temporary protection in Turkey was 3,576,370.

Further, the Turkish Government as of December 2019 has spent approximately U.S.$40 billion (inclusive of NGOs and municipalities), whereas the total contribution Turkey has received from the international community has not met Turkey’s expectations. Turkey continues to be the biggest host country in the world according to the UN figures.

On October 6, 2015, a draft action plan (the “Action Plan”) was published reflecting an agreement between the EU and the Republic of Turkey to cooperate on support of Syrians and migration management to address the unprecedented refugee crisis created by the situation in Syria. The Action Plan identified collaborative actions to be implemented as a matter of urgency by the EU and Turkey with the objective to manage the massive influx of refugees and prevent uncontrolled migratory flows from the Aegean Sea to the EU. The Action Plan contemplated immediate implementation, jointly steered and monitored by the European Commission and the High Representative / Vice President and Turkey through the establishment of the EU-Turkey high-level dialogue on migration. On November 29, 2015, the leaders of the European Union met in Brussels with their Turkish counterparts. In this meeting, the European Union declared that it is committed to provide an initial 3.0 billion Euros of resources for Syrians under temporary protection in Turkey. On March 18, 2016, the EU agreed on a wide range of proposals with Turkey to manage the migration crisis, including the return of irregular migrants, accelerating the visa-liberalization process for Turkish citizens and responsibility and burden sharing regarding Syrians. According to the agreement, the EU allocated 3.0 billion Euros to Syrians in Turkey in response to the efforts for reducing irregular migration and making passage to Europe safe. The EU further committed to allocate an additional 3.0 billion Euros by the end of 2018. As of the end of December 2018, only 1.7 billion Euros of these allocated funds have been disbursed to Turkey. (As of June 2019, only 2.19 billion Euros of the first 3.0 billion and 152 million Euros of the second tranche have been disbursed to Turkey.) As of December 2019, 2,000 irregular migrants have been taken back by Turkey and 25,276 Syrians were resettled in EU Member States.

As a response to the shattering infrastructure and lack of services within Syria, Turkey mobilized its own resources to address and alleviate the suffering of the Syrian people through on-the-ground humanitarian assistance in conformity with international legitimacy and humanitarian principles. The total value of the aid channeled to Syria through zero point operations was approximately U.S.$630 million as of December 2017. Since July 2014, Turkey has also been cooperating closely with the UN to enable UN cross-border humanitarian operations into northern

Syria within the framework of UN Security Council Resolution 2165. So far a total of 26,563 trucks of UN humanitarian shipments have been sent to Syria through Öncüpinar and Cilvegözü border gates. 88% of all cross border humanitarian operations to Syria is conducted via Turkey. Turkey is currently the only corridor for cross-border delivery of humanitarian aid.

On December 18, 2015, the United Nations Security Council unanimously adopted the Resolution 2254 endorsing an international roadmap for a Syrian peace process. In order to contribute to international efforts to achieve lasting peace in Syria in line with Resolution 2254, Turkey started with Russia and Iran the “Astana-format” meetings.

In late 2016, Turkey helped establish a ceasefire in Aleppo, which was later expanded to a nationwide ceasefire that came into effect on December 30, 2016, supported by Turkey and Russia as guarantors.

Since its first meeting from January 23-24, 2017, high-level Astana meetings among the two conflicting parties, the guarantors of the ceasefire regime (Turkey, Russia, and Iran) and observers, namely the UN, the U.S., Jordan, Iraq and Lebanon have been regularly held. The aim of the Astana meetings has been to reduce violence on the ground, adopt measures to build confidence between the conflicting parties and revitalize the political process. In addition to regular “Astana-format” meetings, the guarantor states also meet at the Presidential and Ministerial levels. In order to create a synergy between the Astana countries and the “Small Group” countries and to converge their positions on Syria, the leaders of Turkey, Russia, France and Germany came together at the Quadrilateral Summit held on October 27, 2018 in Istanbul. As a follow up, on December 3, 2019, another Quadrilateral Summit, with a special focus on Syria, involving Turkey, France, Germany and the UK was held in London on the sidelines of the NATO Leaders’ Meeting.

Idlib has recently become another flashpoint due to the regime’s and its backers’ indiscriminate attacks against civilians and civilian structure, especially since May, 2019. Idlib had been declared as a “de-escalation area” by the Astana guarantors in September 2017, as part of the implementation of the De-Escalation Memorandum signed by the said guarantors in Nour-Sultan (formerly Astana) in May 2017. At the Sochi Summit (September 17, 2018), Turkey and the Russian Federation signed an additional Memorandum, in support of the De-Escalation Memorandum, with an aim to stabilize the situation in Idlib and to preserve Idlib’s de-escalation area status. The regime’s ceasefire violations throughout 2019 and early 2020 impeded efforts to fully implement the Memorandum. From May 2019 onwards, more than 2,000 civilians were killed and more than 1.5 million people were displaced towards the Turkish border due to the regime’s air and land attacks. More than 300 civilian facilities, including schools and hospitals, were destroyed. Turkish observation posts established in line with the De-Escalation Memorandum were targeted and some were encircled. In its attacks, the regime used the pretext of combatting terrorism. However, its deliberate targeting of civilians only fueled further radicalization. This aggression triggered a new humanitarian catastrophe, a mass migration flux towards Turkey and beyond, and risked the collapse of the political process.

The positive momentum achieved in the Syrian theater, thanks to the Astana meetings, paved the way for the resumption of the UN-mediated political process in Geneva, making it possible to hold six new rounds from February 2017 to January 2018. At the Syrian National Dialogue Congress of January 30, 2018 held in Sochi, the delegates called for the establishment of a Constitutional Committee to advance the political process and pave the way for free and fair elections in Syria.

At their 5th Tripartite Summit, held on September 16, 2019 in Ankara, the Astana guarantors reached an understanding on the composition of the Constitutional Committee. The Committee was established as a result of UN’s and Turkey’s intense efforts, and, following the announcement of its establishment by UN Secretary-General on September 23, 2019, it officially started its work on October 30, 2019 in Geneva. This step has been a milestone contributing to the revitalization and advancement of the political process. The first round of the meetings of the Committee’s Drafting Body were held in Geneva on November 4-8, 2019. It was noted as a positive development that the regime recognized the opposition for the first time as a direct interlocutor in the political track. However, at the second round of meetings (November 25-29, 2019), the regime displayed an intransigent and provocative attitude. The members appointed by the regime blocked the adoption of the agenda and rejected discussing constitutional matters.

Turkey continues to cooperate with its regional and international partners in order to end the violence in Syria and to initiate a political transition process in line with the legitimate demands of the Syrian people. Turkey remains fully committed to a political solution in Syria and will continue to support all efforts for a genuine political transition based on the principles of the Geneva Communique and the UN Security Council Resolution 2254.

Palestine & Israel

In light of fundamental changes taking place in the Middle East and North Africa in the recent period, finding a just, lasting, and comprehensive settlement to the Israeli-Palestinian conflict has become all the more important and urgent. Turkey supports all efforts for the resumption of the direct negotiations for the resolution of the Israeli-Palestinian conflict, through a two-state solution based on 1967 borders that would lead to the establishment of an independent, sovereign and contiguous State of Palestine with East Jerusalem as its capital, to live in peace and security side by side with the State of Israel.

Following the decision of the U.S. Administration to recognize Jerusalem as the capital of Israel on December 6, 2017, the Extraordinary Session of the Organization of Islamic Cooperation (“OIC”) Islamic Summit Conference was held in Istanbul on December 13, 2017, at the invitation of President Recep Tayyip Erdoğan, the Chair of the Islamic Summit. Furthermore, the UN General Assembly adopted the Resolution “Status of Jerusalem,” submitted by Turkey and Yemen, by which it declared “null and void” any actions intended to alter Jerusalem’s character, status, or demographic composition on December 21, 2017. Turkey’s Foreign Minister Mevlüt Çavuşoğlu participated in the UN General Assembly vote with his Palestinian counterpart Minister Riad Malki.

Turkey has maintained its bilateral program of assistance and its contribution to the international efforts aimed at improving the economic and humanitarian situation in Palestine. Turkey carries out projects relating to health, education, technical assistance, protection of cultural heritage, and water supply in the Palestinian territory through the Turkish Cooperation and Coordination Agency (“TIKA”), the Turkish Disaster and Emergency Management Authority, and the Turkish Red Crescent. A Grant Agreement worth U.S.$10 million was signed between Turkey and Palestine on September 15, 2017, aiming to contribute to the socio-economic development of Palestine. The third and last installment of the grant, amounting to U.S.$3.5 million, has been disbursed on May 24, 2019. Turkey will continue its contribution for urgent needs and the sustainable development of the Palestinian economy. In 2019, Turkey’s bilateral trade volume with Palestine was U.S.$74.88 million.

Turkey contributed U.S.$10 million to UNRWA in 2019 and U.S.$1 million to the Development Waqf Fund for Palestine Refugees, established under the Organization for Islamic Cooperation (“OIC”).

Turkey’s relations with Israel have remained delicate due to the developments in Palestine and Israeli policy towards Palestine. However, in terms of economic and commercial relations, Turkey and Israel are natural partners in the region; both economies complement each other and both countries are geographically close.

Turkey aims to be in the top five countries in trade with Israel. In 2019, bilateral trade volume with Israel reached U.S.$6.09 billion, from U.S.$5.60 billion in 2018. There are opportunities to deepen economic and commercial relations with Israel in sectors where the possibility of cooperation is strong including trade, energy, tourism, finance, high-tech, infrastructure, maritime and land transportation, construction and agriculture. In the energy sector, there are opportunities for cooperation, particularly in natural gas imports from Israel to Turkey. The new gas discoveries in the Eastern Mediterranean made the region an important potential natural gas supplier. Various studies point to Turkey as Israel’s most viable and profitable route for the transportation of oil and gas resources.

In 2019, the number of Israeli tourists coming to Turkey increased by 28.53%, reaching 569,368. Turkish Airlines is one of the biggest airlines operating from Israel, carrying more than 1 million passengers from the Tel Aviv airport in 2019. There are more than 100 weekly flights between Turkey and Israel. Turkish airline companies conducted 135 weekly flights from Israel to Turkey in 2019.

Tunisia

Turkey considers Tunisia an important trade partner and a commercial hub not only for North Africa but also for the continent as a whole. In December 2018, Foreign Minister Cavuşoğlu and his Tunisian counterpart decided to establish a working group on strengthening bilateral cooperation in Africa. In addition to this, during President Erdoğan’s visit to Tunisia in December 2019, Turkey and Tunisia agreed to further economic and commercial relations and to identify new areas of cooperation among the business circles. The trade volume between the two countries is above U.S.$1.1 billion. Turkey has always expressed its readiness to increase bilateral trade volume between the two countries in a mutually beneficial way.

Libya

The signing of the “Libyan Political Agreement” on December 17, 2015 in Morocco opened the door for a new push in Libya towards re-establishing peace and stability. Since then, Turkey has actively supported the political process based on the Libya Political Agreement. Turkey has also given full support to the UN efforts and encouraged all stakeholders in Libya to act in a spirit of dialogue, compromise, and reconciliation.

In support of the Presidency Council, the Turkish Embassy in Tripoli was reopened at the beginning of 2017. The trade volume between Turkey and Libya reached nearly U.S.$2.5 billion in 2019 and demonstrated close economic relations between the two countries, which have the potential for further development.

From the very beginning of the aggression of Haftar’s so-called Libyan National Army against the legitimate UN-recognized Government of National Accord in Libya, Turkey has tried to create a conducive atmosphere to revitalize a Libyan-led, Libyan-owned political process under United Nations’ auspices. With this understanding, Turkey has supported and actively contributed to UN-led initiatives, including Berlin Process to find a sustainable solution in Libya.

On November 27, 2019, the Turkish Government and Libya’s United Nations-recognized Government of National Accord signed “Memorandum of Understanding on Delimitation of Maritime Jurisdiction Areas in the Mediterranean” and “Memorandum of Understanding on Security and Military Cooperation.” The “Memorandum of Understanding on Delimitation of Maritime Jurisdiction Areas in the Mediterranean” was ratified in the Parliament on December 5, 2019 and was published in the Official Gazette on December 7, 2019. The Memorandum of Understanding entered into force on December 8, 2019. The “Memorandum of Understanding on Security and Military Cooperation” is based on the Memorandum of Understanding Regarding Military Training Cooperation between Turkey and Libya dated April 4, 2012. The Memorandum provides ground to develop cooperation between the two countries, in security and military fields.

Egypt

Since 2013, the diplomatic relations between Turkey and Egypt are at the level of Chargé d’affaires.

Egypt is an important trade and investment partner for Turkey. The trade volume of U.S.$4.3 billion in 2017, which has a balanced nature and could still be improved, demonstrates that both countries benefit from the existing Free Trade Agreement. Furthermore, Turkish investments of nearly U.S.$2.0 billion in Egypt and around 200 Turkish companies with more than 50,000 Egyptian employees contribute to closer economic relations, as well as both countries’ economic prosperity.

Yemen

Following forceful seizure of power in Yemen by the Houthis in February 2015, Turkey has supported the constitutional legitimacy in Yemen represented by President Abd Rabbu Mansour Hadi.

Turkey believes that a lasting settlement in Yemen is possible only through political dialogue and reconciliation, based on the parameters set by the Gulf Cooperation Council Initiative, the National Dialogue Conference outcomes, and the UN Security Council Resolution 2216 (2015). To that end, Turkey continues to support UN-led efforts towards finding a negotiated political settlement in Yemen. Turkey supports the full implementation of the Stockholm Agreement, which was signed at the end of the UN-sponsored intra-Yemeni consultations held in December 2018 in Sweden.

Turkey also supports efforts towards ending the crisis in Yemen at the OIC. Turkey proposed and facilitated the establishment of the Yemen Contact Group during the OIC Council of Foreign Ministers meeting in June 2015, which has convened six times following its inception.

Turkey also extends humanitarian and development assistance to Yemen. Turkey has been delivering urgent humanitarian aid since the crisis began to respond to the basic needs of the Yemeni people.

Gulf Cooperation Council

Turkey has strong political, economic, commercial, and cultural ties with the Gulf countries, based on common values and shared interests. Accordingly, Turkey views its relations with the Gulf countries from a strategic perspective and wishes to boost them further. In this regard, high-level visits and bilateral institutional mechanisms represent important tools to strengthen Turkey’s relations with the Gulf countries.

High-level bilateral visits are frequently held between Turkey and the Gulf countries and several agreements have been signed, which contribute to the expansion of relations in all fields between Turkey and the Gulf countries. Additionally, bilateral institutional mechanisms were established with certain Gulf countries, in order to strengthen the institutional basis of bilateral diplomatic relations. In this regard, Turkey and Qatar established the Supreme Strategic Committee (“SSC”) in December 2014. The Committee has held five meetings so far at the level of Heads of State. The fifth session of the SSC was held in Doha on November 25, 2019, chaired by President Erdoğan and Sheikh Tamim Bin Hamad Al Thani, Amir of Qatar, with the participation of the relevant Ministers. A similar mechanism also established with Saudi Arabia, namely the Turkish-Saudi Coordination Council, was convened for the first time from February 7-8, 2017 at the level of Foreign Ministers.

Turkey also places emphasis on improving its ties with the Gulf Cooperation Council (“GCC”), an umbrella organization consisting of Saudi Arabia, the UAE, Bahrain, Kuwait, Oman, and Qatar. The Fifth Meeting of Turkey-GCC High Level Strategic Dialogue of Ministers of Foreign Affairs was held in Riyadh on October 13, 2016. During this meeting, the parties agreed to resume the Turkey-GCC Free Trade Agreement negotiations that had been suspended since 2009. The Sixth Meeting of Turkey-GCC High Level Strategic Dialogue of Ministers of Foreign Affairs was expected to be held in Turkey in 2017. However, this meeting could not be convened due to the lingering diplomatic stand-off between Qatar and certain other Arab countries.

As a strategic partner of the GCC and the Summit Chair of the Organization of Islamic Cooperation (“OIC”), Turkey has been at the forefront of international efforts that aim to peacefully end this diplomatic rift between Qatar and several other Arab countries. In this regard, Turkey has been conducting effective diplomatic efforts at every level since the outbreak of this diplomatic rift. The economic blockade imposed on Qatar has led to increased Qatari imports from third countries, including Turkey. As a consequence, Turkey’s trade volume with Qatar reached U.S.$1.42 billion by the end of 2019 (excluding LNG imports).

Economic and trade relations are an important component of Turkish-GCC relations. Turkey’s economic and trade relations are on a steadily growing track. With the involvement of its private sector, Turkey is carrying out many projects to enhance these bilateral economic relations in a wide range of potential areas of cooperation with a view to supporting regional development and stability. Hence, Turkey’s bilateral trade with the Gulf countries reached U.S.$23 billion in 2019.

In 2016, Turkish contractors won a tender to construct Kuwait International Airport’s newest terminal, worth U.S.$4.3 billion, the largest tender won abroad in a single package by Turkish contractors.

Energy constitutes an essential dimension of the relations between Turkey and the region. In line with its developing economy and thus increasing energy demand, Turkey’s energy imports from the Gulf countries, especially Qatar, Saudi Arabia, and Kuwait have been steadily growing over the recent years. The share of Saudi Arabia in Turkey’s crude oil import in 2019 was 6%. The share of Qatar in Turkey’s natural gas import in 2019 was nearly 5.44%.

South Caucasus

The protracted conflicts of Abkhazia, South Ossetia and Nagorno-Karabakh (“NK”) remain as the major destabilizing factors preventing the region from achieving its full potential in terms of cooperation, stability and prosperity.

The ongoing occupation of the Azerbaijan’s territory in Nagorno-Karabakh and its surrounding regions by Armenia continues to be the leading impediment to lasting peace and prosperity in the region. As a member of the OSCE Minsk Group, Turkey adheres to a peaceful solution to the Nagorno-Karabakh conflict within the territorial integrity and sovereignty of Azerbaijan in accordance with international law and the relevant UN Security Council and OSCE resolutions. Likewise, Turkey advocates a peaceful settlement of the conflicts in Abkhazia and South Ossetia within the territorial integrity and sovereignty of Georgia.

Turkey’s relations with Azerbaijan and Georgia are at the level of strategic partnership reinforced by extensive trilateral cooperation mechanisms in economy, trade, energy and transportation. As solid outcomes of Turkey’s strategic vision, Baku-Tbilisi-Kars railway and the Trans-Anatolian Natural Gas Pipeline (“TANAP”) offer safe and secure energy and transport connectivity, not only bolstering Turkey’s role as a regional hub, but also projecting stability beyond the region.

Turkey’s trade volume with the countries of the region exceeded U.S.$6 billion in 2019. Turkish construction companies have undertaken approximately U.S.$18.9 billion worth of projects in the region. Turkish direct investments in the region amounted to U.S.$11.4 billion as of the end of 2019.

Central Asia

Central Asia constitutes a strategic aspect of Turkey’s multi-dimensional foreign policy. Turkey shares common historical, linguistic and cultural ties with the Central Asian Republics. Turkey believes that a secure, stable and prosperous Central Asia will be in the interest of wider region and the world.

Turkey has High Level Strategic Cooperation Council mechanisms with Kyrgyzstan, Kazakhstan and Uzbekistan as well as strategic cooperation with Turkmenistan in areas ranging from energy to trade. Turkey’s trade volume with the countries of the region was U.S.$8.5 billion at the end of 2019. In addition, Turkish construction companies have completed approximately U.S.$80 billion worth of projects in the region. Turkish direct investments in the region amounted to U.S.$5.1 billion as of the end of 2018. More than 4,000 Turkish companies are operating in the region.

The Summits of Turkic Speaking Countries, initiated by Turkey in 1992 with a view to increasing solidarity and cooperation among the Central Asian Republics, gained an institutional structure by the establishment of the Cooperation Council of Turkic Speaking States (“Turkic Council”) by Turkey, Kazakhstan, Azerbaijan, and Kyrgyzstan in 2009. Currently, the Turkic Council members are Turkey, Azerbaijan, Kazakhstan, Kyrgyzstan and Uzbekistan, with Hungary as an Observer since 2018. Turkic Council provides a multilateral platform for enhanced cooperation between the member states in economy, trade, transportation, customs, energy security, health, culture and tourism. The risk of escalating instability in Afghanistan remains the primary security challenge for the Central Asian Republics. Turkey is engaged with the relevant players bilaterally and on multilateral platforms to strengthen the regional security environment.

Afghanistan

Turkey cultivates bilateral ties with Afghanistan in every field and actively contributes to international efforts to establish lasting stability and security and ensure sustainable development in the country.

The Resolute Support Mission (“RSM”) was launched by NATO on January 1, 2015. Turkey is a “framework nation”—a term used by NATO to define a nation accepting the primary responsibility for completing the tasks assigned to a multi-national headquarters groups and/or units. Other framework nations in Afghanistan are the U.S., Germany, and Italy. Turkey assumed responsibility for managing Hamid Karzai International Airport in Kabul as of January 1, 2015. Turkey continued its lead role in 2020. During the NATO Leader’s Meeting in London, President Erdoğan announced Turkey’s decision to extend this responsibility until the end of 2020.

The total amount of Official Development Aid (“ODA”) of Turkey to Afghanistan since 2001 is more than U.S.$1.0 billion, with the total amount of ODA during the 2013-2017 period being U.S.$280.94 million. ODA towards Afghanistan mainly focuses on education, health, water and water sanitation, and transportation.

The largest part of Turkey’s development assistance is dedicated to education in Afghanistan. Turkey has built more than 100 schools in Afghanistan and is working to establish Mevlana Celaleddin-i Rumi Turkish-Afghan Women University. A sum of U.S.$60 million is being allocated to this University from Turkey’s international pledge to Afghanistan for the 2015-2017 period. Health is the second largest field of Turkey’s development assistance to Afghanistan. Between 2015 and 2017, 258 projects were completed including 28 hospitals or clinics built or repaired.

At the Tokyo Conference in 2012, Turkey pledged U.S.$150 million to development efforts in Afghanistan for the 2015-2017 period. This pledge was reiterated during the London Conference in 2014.

At the Brussels Conference in 2016, Turkey pledged U.S.$150 million to development efforts in Afghanistan for the 2018-2020 period. Turkey holds coordination meetings related thereto with the participation of the relevant institutions and Ministries to determine the necessary projects.

Turkey has already fulfilled its commitment made at the NATO’s Chicago Summit in 2012 to provide U.S.$60 million for the sustainment of the Afghan National Defense and Security Forces for the 2015-2017 period. At NATO’s Warsaw Summit in 2016, Turkey pledged an additional U.S.$60 million for the 2018-2020 period.

The Trilateral Summit Process, launched at Turkey’s initiative in 2007, has evolved into a concrete platform for multidimensional cooperation among Turkey, Pakistan, and Afghanistan. The process has three dimensions: political dialogue, security cooperation, and development partnership. It allows for the development of multidimensional cooperation in areas such as economy, development, security, education, and training, while enabling enhanced contacts across a wide spectrum, including among parliamentarians, businesspersons and members of the media. The Eighth Summit meeting was held in Ankara in February 2014. The efforts to revive the Process and hold the Ninth Summit meeting at a convenient time continue.

Turkey also participates in the Regional Economic Cooperation Conference on Afghanistan (“RECCA”). The last RECCA meeting was held on November 14-15, 2017. Since its inception in 2005, RECCA has been instrumental in promoting regional economic cooperation in the wider Central, South and Southwest Asia and beyond.

Turkey also continues to encourage regional cooperation through the Heart of Asia-Istanbul Process. This Process, which was initiated by Turkey and Afghanistan at the Istanbul Conference for Afghanistan on November 2, 2011, serves as a regional cooperation platform with Afghanistan at its center, engaging regional countries in political dialogue and practical cooperation through the implementation of confidence building measures (“CBMs”).

Turkey takes part in the implementation of all CBMs and leads the Counter Terrorism CBM together with Afghanistan and the United Arab Emirates. Turkey organized the Critical Infrastructure Protection from Terrorist Attacks Course in June 2016, the Radicalization, Terrorism and Universities course in November 2016 and a workshop on the financial aspects of combatting terrorism in November 2017 under the Counter-Terrorism CBM. The seventh Ministerial Conference of the Process was held in Baku, on December 1, 2017. At this conference, Turkey assumed for the second time, the co-chairmanship of the Process.

During its co-chairmanship between 2017-2019, Turkey organized five Senior Official Meetings and the Heart of Asia-Istanbul Process Eighth Ministerial Conference, held in Istanbul in 2019, at which CBM Implementation Plans and Working Guidelines of the Heart of Asia-Istanbul Process that aim at turning the Process into a more dynamic mechanism were adopted. Turkey handed over the co-chairmanship of the Process to Tajikistan at the Eighth Ministerial Conference.

Asia-Pacific

In line with its multi-dimensional foreign policy and in view of the growing economic and political significance of the Asia-Pacific, Turkey has adopted reinvigorated policies with a new initiative named “Asia Anew” geared towards a more constructive relationship with the region. The main elements of the policy include fostering economic and trade relations, enhancing political dialogue, establishing necessary legal frameworks, and strengthening cultural ties.

Bilateral relations with the G-20 members of the region, namely Australia, China, Indonesia, Japan and the Republic of Korea remain strong both economically and politically. Since 2014, Turkey has successfully developed its strategic relations with China, Japan, Indonesia, Korea, Malaysia and Singapore.

Turkey’s economic relations with the Asia-Pacific region followed global trends towards increased trade and investment with the countries in the region. The total trade between Turkey and the East Asian countries (China, Japan, and Korea) was U.S.$33 billion in 2019. Trade volume with ten ASEAN members was around U.S.$10 billion in 2019.

The Turkey-Malaysia FTA came into force in August 2015 and is the first FTA with an ASEAN member. Turkey-Singapore FTA was signed in November 2015 and entered into force in October 2017. As of July 2018, negotiations for signing a Comprehensive Economic Partnership Agreement between Turkey and Indonesia are underway, as well as negotiations for signing a Free Trade Agreement between Turkey and Thailand.

Turkey’s Dialogue Partnership with the Shanghai Cooperation Organization in June 2012, Sectoral Dialogue Partnership with ASEAN in August 2017 and its participation in the Pacific Islands Forum as a Post-Forum Dialogue Partner are examples of its opening to the Asia-Pacific region.

Turkey regards ASEAN as the key organization in Southeast Asia and continues to develop new partnerships with all its members. The Turkish Embassy in Jakarta is currently accredited to ASEAN. With the opening of the Turkish Embassy in Vientiane in December 2017, Turkey is now represented in all ASEAN capitals. Turkey will continue its engagement with the ASEAN Economic Community in various sectors. Turkey’s Sectoral Dialogue Partnership (“SDP”) with ASEAN, approved in August 2017, will lead to a stronger dialogue and sectoral cooperation. The SDP to ASEAN includes several sectors: e-commerce, tourism and transportation, public-private partnership, minerals, mines, research and development, small and medium enterprises, natural disaster management, food security, energy security, construction and health. In this venue, the first ASEAN-Turkey Joint Sectoral Cooperation Committee meeting was held in Jakarta on May 30, 2018. The first ASEAN-Turkey Trilateral Ministerial Meeting was held from July 31, 2018 to August 3, 2018 in Singapore, within the margins of the 51st ASEAN Foreign Ministers’ Meeting. The Second ASEAN-Turkey Trilateral Ministerial Meeting was held July 31 through -August 1, 2019 in Bangkok, within the margins of the 52nd ASEAN Foreign Ministers’ Meeting.

Turkey’s involvement in development aid in the Asia-Pacific region is relatively new. Turkish Cooperation and Coordination Agency has increased the number of its development projects and strengthened its presence by opening offices in Yangon, on February 1, 2013, and Manila, on April 8, 2015. Turkish Red Crescent also opened an office in Yangon in June 2019.

Turkish Airlines flies to all major capitals in the Asia-Pacific region. The number of tourist arrivals to Turkey from the Asia-Pacific countries reached 1,547,054 people in 2019.

China

Turkey-China bilateral relations have developed in recent years on the basis of mutual respect and cooperation. The year 2021 will mark the 50th anniversary of the establishment of diplomatic relations between the two countries. Over the years, many consultation mechanisms have been established at different levels with China to discuss bilateral as well as regional and global issues. President Erdoğan, following his visit to China on July 29-30, 2015, met with President Xi Jinping on the margins of the G20 Summits in Antalya (November 14-16, 2015), Hangzhou (September 4-5, 2016), Buenos Aires (November 30, 2018), and Osaka (June 28-29, 2019) summits, as well as the Belt and Road Summit (May 14-15, 2017) and BRICS Summit (Pretoria, July 23-28, 2018).

In 2019, President Erdoğan met President Xi on the sidelines of CICA Summit in Dushanbe and the G20 Summit in Osaka. Following the G20 Summit, President Erdoğan paid an official visit to China on July 2, 2019. The two leaders also held telephone conversations in order to discuss both bilateral and global issues in April 2018 and April 2020. Foreign Minister Çavuşoğlu paid a working visit to China on June 15, 2018.

China is Turkey’s largest trade partner in East Asia. In 2019, total trade volume was U.S.$21.08 billion, Turkey’s exports to China U.S.$2.58 billion and Turkey’s imports from China U.S.$18.49 billion. Chinese investments in Turkey are approximately U.S.$2 billion in total.

Turkey considers tourism as a potential area for further development in economic and cultural relations with China. 2018 has been celebrated as the Turkish Tourism Year in China. The number of Chinese tourists travelling to Turkey reached 394,000 (a 60% increase) in 2018 and 427,000 in 2019.

Turkey follows the human rights situation in Xinjiang Uyghur Autonomous Region and shares its views and expectations on the matter with Chinese authorities through a constructive bilateral dialogue. Fundamental human rights and religious freedoms and cultural identities of the Uyghur Turks and other Muslim minorities must be respected and guaranteed by the Chinese authorities.

Middle Corridor/Silk Road/Belt and Road

Turkey signed the Memorandum of Understanding on Aligning the Silk Road and the 21st Century Maritime Silk Road and the Middle Corridor Initiative between the Government of the Republic of Turkey and the Government of the People’s Republic of China on November 14, 2015, in Antalya, during the G-20 Summit.

The Trans-Caspian East-West Middle Corridor Initiative provides an additional and complementary multi-pillar connectivity route between China and Europe. Crossing Turkmenistan, Kazakhstan, the Caspian Sea, Azerbaijan, Georgia, and Turkey, the Middle Corridor proposes an uninterrupted connection perspective to reach Europe.

The Marmaray tube crossing the Istanbul Strait has already been built and links Europe and Asia. The opening ceremony of the third bridge (Yavuz Sultan Selim) was held on August 26, 2016. Another tube link under the Istanbul Strait, Eurasia Tunnel, was launched the same year. The third tube link, 3 Level Tunnel, is at the project stage. The inauguration ceremony of Istanbul Airport was held on October, 29 2018. The Baku-Tbilisi-Kars railway project became operational at the end of 2017 and created an uninterrupted railway line between Beijing and London through the Caspian Sea and the Istanbul Strait. The large-scale transport projects, both completed and ongoing, will be part of an intermodal transport linkage between Europe and Asia.

Turkey was represented by a delegation led by President Erdoğan at the Belt and Road Forum (“BRF”) For International Cooperation held in Beijing from May 14-15, 2017. The Second BRF was attended by the then Minister of Transport and Infrastructure, Mehmet Cahit Turhan on April 25-27, 2019.

Turkey believes that the alignment of the Middle Corridor Initiative and the Belt and Road Initiative will contribute to regional development, prosperity, and stability, as well as cultural exchange, enhancing people-to-people contacts between Turkey and the countries along the route. It will also provide new employment opportunities and energy security. Thus, Turkey supports investment projects in the fields of transportation, logistics, infrastructure development, energy, and trade that would contribute to the realization of the “Modern Silk Road”.

Africa

Relations with Africa are one of the key focuses of Turkish foreign policy. In recent years, Turkey’s relations with the region have been transformed into a comprehensive, mutually reinforced political-economic partnership.

Turkey was declared as a strategic partner by the African Union in January 2008. As a strategic partner, two Summits at the level of Heads of State and Government were organized with the African Union in Istanbul and Malabo in 2008 and 2014. At the second Summit, an Implementation Plan for Turkey-Africa Partnership for 2014-2019 was adopted. To review the existing modalities of cooperation, the Second Turkey-Africa Partnership Ministerial Review Conference was held on February 11-12, 2018, in Istanbul. The third summit will be held in Turkey in 2021.

Turkey pursues a multilayered policy in Africa, aimed at establishing close political relations by further intensifying bilateral high level visits and promoting reinforced cooperation with African nations, assisting African countries to overcome economic difficulties through trade, investment, humanitarian assistance, diplomacy in the settlement of conflicts and disputes when requested, supporting progress in the areas of democracy and good governance, supporting international and regional organizations in their efforts towards peace and stability, and participating in peacekeeping missions on the Continent.

There are 42 Turkish Embassies in Africa. Currently, 36 African countries have Embassies in Ankara. Turkey is planning to open 7 more Embassies in Africa in the near future. President Erdoğan, during his Presidency and in his previous tenure as Prime Minister, has paid official visits to 28 African countries thus far.

On September 30, 2017, Turkey opened its biggest overseas military training center in Mogadishu.

Turkey’s trade volume with Sub-Saharan Africa reached U.S.$7.2 billion in 2017 U.S.$7.4 billion in 2018, and U.S.$7.6 billion in 2019. Overall trade volume with the African Continent as a whole reached U.S.$18.9 billion in 2017, U.S.$21.5 billion in 2018 and U.S.$25.3 billion in 2019

As of the end of 2018, Turkey has signed Trade and Economic Cooperation Agreements with 47 African countries, Reciprocal Promotion and Protection of Investment Agreements with 29 African countries, and Elimination of Double Taxation Agreements with 12 African countries. Turkey has also held Joint Economic Commission meetings with 43 countries from Africa. The Foreign Economic Relations Board of Turkey has established Business Councils with 45 African countries.

The value of Turkish direct investment in Sub-Saharan African countries is also steadily increasing. As of December 2018, the estimated total value of Turkish direct investments in Africa is U.S.$6.5 billion.

The share of African countries in the overall international business volume of Turkish contractors is 21.0% (the share of North Africa is 19.0%). As of July 2018, Turkish contractors have undertaken over 1,150 projects. In Sub-Saharan Africa, Turkish contractors have invested in large-scale projects, such as highways and railways (in Ethiopia, Tanzania, and Senegal), bridges and sewage systems (in Sudan), airports (in Ghana, Senegal, Niger and Sudan), ports (in Guinea), water management systems (in Ghana), conference centers (in Equatorial Guinea, Senegal, Rwanda, and Congo), and stadiums (Cameroon, Comoros and Senegal). There are also various other projects in the pipeline that are currently under review.

Turkish Airlines has become a major international airline connecting the continent to the world with flights from Istanbul to 58 destinations in 38 countries across the continent (before the COVID-19 pandemic).

Turkey, under various cooperation mechanisms, has been trying to share its experience in the fields of agriculture, health, education, energy, tourism and environment, as well as supporting small and medium size enterprises.

In collaboration with the African Union, Turkey hosted the first Turkey-Africa Economy and Business Forum in 2016 with high level participation of 46 African countries and regional organizations. The second Forum was held on October 10-11, 2018. Now, Turkey is looking forward to organizing the Third Turkey-Africa Economy and Business Forum on October 8-9, 2020 in Turkey.

Turkey also hosted the first Turkey-Africa Agriculture Ministers Meeting and Agribusiness Forum on April 27-28, 2017 in Antalya in cooperation with the African Union. Turkey also hosted the first International Africa Health Congress on July 20-21, 2017. The first Turkey-Africa Education Ministers Conference was also held in Istanbul on October 19-21, 2017.

TIKA, with its 22 programme coordination offices across the Continent, is the key government agency carrying out humanitarian and development assistance in most African countries. Turkey has substantially increased its official development assistance to Africa. Turkish official development assistance to Sub-Saharan Africa reached U.S.$395.0 million in 2015 and U.S.$118.4 million in 2016. In Somalia alone, Turkey has spent more than U.S.$1 billion from the national budget to provide humanitarian and development assistance.

As a way of enhancing cooperation in education, Turkey has been providing scholarships to African students. For the 2016-2017, 2017-2018, 2018-2019 and 2019-2020 academic years, 1,255, 1,064, 1,631 and 1,339 scholarships were allocated to students from the Continent, respectively. Turkey has provided undergraduate, graduate, and doctorate scholarships for 10,504 African students between 2012 and 2019. During the 2018-2019 academic year, the total number of African students receiving higher education in Turkey was 20,974.

Latin America and the Caribbean

Turkey has been pursuing an outreach policy towards Latin America and the Caribbean (“LAC”) region since 1998 to expand the network of its cooperation at the bilateral and regional levels. In this framework, mutual high-level visits between Turkey and the countries of the region have gained momentum. President Recep Tayyip Erdoğan visited Colombia, Cuba, and Mexico from February 9-13, 2015. The visit was the first presidential tour to Latin America from Turkey in the last 20 years. From January 31, 2016 to February 4, 2016, President Erdoğan made his second tour to the LAC region in a year, visiting Chile, Peru and Ecuador. President Erdoğan visited Paraguay and Venezuela from December 2-3, 2018. These were the first presidential visits from Turkey to Paraguay and Venezuela.

Turkey has 16 Embassies in the LAC region. Turkey opened embassies in Guatemala City in 2015 and La Paz, Port of Spain and Asuncion in 2018. Turkey is also planning to further expand its diplomatic missions network in LAC and decided to open new Embassies in Montevideo and San Salvador. Latin American countries also increased their representation in Turkey. Currently LAC countries have 14 Embassies in Ankara. Moreover, TIKA opened Coordination Offices in Mexico City and Bogota and Anadolu Agency opened its Latin America regional office and launched Spanish news service in Bogota in 2017. Through such enhanced representation, Turkey is better equipped to further its relations and cooperation in the region.

Turkish Airlines has expanded its flight network in Latin America, adding Mexico City and Cancun to its existing destinations of Buenos Aires, Sao Paulo, Bogota, Panama City, Havana, and Caracas in 2019, which also contributes to strengthening the relations in the fields of tourism, culture, economy and trade.

Turkey’s economic and commercial relations with the region increased in recent years. Trade volume between Turkey and the LAC region amounted to U.S.$7.1 billion (export U.S.$2.1 billion, import U.S.$5.0 billion) in 2015, U.S.$7.0 billion (export U.S.$1.9 billion, import U.S.$5.1 billion) in 2016, U.S.$9.2 billion (export U.S.$2.4 billion, import U.S.$6.8 billion) in 2017, U.S.$11.7 billion (export U.S.$3.2 billion, import U.S.$8.5 billion) in 2018 and to U.S.$9.4 billion (export U.S.$3.4 billion, import U.S.$6 billion) in 2019. Chile became the first country in the region with which Turkey has concluded a Free Trade Agreement. Turkey is currently negotiating similar agreements with Mexico, Colombia, Peru, and Ecuador.

While building closer ties with the countries of the region and diversifying relations on a bilateral basis, Turkey has also sought to strengthen its cooperation with regional organizations. Turkey enjoys permanent observer status in the Organization of American States, the Association of Caribbean States, the Pacific Alliance, and the Central American Integration System. In addition, Turkey became a member of the UN Economic Commission for Latin America and the Caribbean in 2017. Furthermore, Turkey established a Cooperation and Consultation Mechanism with the Caribbean Community, a Political Dialogue and Cooperation Mechanism with MERCOSUR, and a Consultation Mechanism with the Community of Latin American and Caribbean States Quartet. Turkey also signed a Memorandum of Understanding with the Organization of Eastern Caribbean States (“OECS”) in June 2016, which established for the first time, institutional ties between Turkey and the OECS.

ECONOMY

After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution to a greater reliance on market forces and trade liberalization was necessary. In order to complete this process, capital account was entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European community both began in 1996. Public sector share in production decreased via privatization, which amounted to U.S.$61.6 billion for 2003-2018. Furthermore, the regulatory role of government increased and improved in liberalized sectors, particularly for sectors such as banking, energy, and telecommunication. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Turkey resulted in a strong performance in terms of productivity, investments and employment in the Turkish economy in the last decade. Following these reforms and political stability, a rather strong economic performance was experienced with maintained stability, since 2002.

Turkey’s real GDP annual growth rate averaged 4.1% during the period from 2015 to 2019. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Turkey’s long-term gross external debt levels rose in absolute terms from U.S.$294.4 billion in 2015 to approximately U.S.$314 billion in 2019. See “Debt-External Debt and Debt Management” for details.

In 2019, growth was mainly driven by the increase in external demand. External demand’s contribution to growth became more important in 2019 as domestic demand dropped due to a sharp decline in investment expenditures. The unemployment rate increased in 2019 due to declining domestic activity in the economy. Inflation increased in 2019 due mainly to depreciation in the Turkish Lira. In 2019, the current account balance became positive due to declining demand for imports.

ECONOMIC STIMULUS EFFORTS

On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL 1 billion of resources to the “Credit Guarantee Fund,” was approved by Assembly and was published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. The investment incentives program was renewed in 2012 with Decree No 2012/3305 and is still being implemented.

The Action Plan of the Business and Investment Climate Improvement Program became effective on February 16, 2015. The Program intends to increase investments by improving existing mechanisms and is built on four pillars: (1) Improving Bureaucratic Procedures; Improving Judiciary Processes, (2) Facilitating the Provision of Investment Location, (3) Improving the Governance of Business and (4) Investment Climate at Regional Level. The Program targets (i) increasing the share of private sector investment in GDP to 19.3% by the end of 2018 which was 15.9% in 2015, (ii) reaching U.S.$92.8 billion cumulative international direct investment for the 2014-2018 plan period (excluding real estate), and (iii) ranking among the top 40 countries in the Ease of Doing Business Index created by the World Bank Group. International direct investment flows reached U.S.$42.7 billion for the 2014-2016 period, while Turkey’s rank in the Ease of Doing Business Index declined from 63rd to 69th in 2016. Since the new GDP series dataset announced by TURKSTAT does not provide investment expenditures’ breakdown, the share of private sector investment expenditures in GDP data is not available.

On July 4, 2016, the Government announced measures designed to boost economic activity. Among other things, these new measures simplify stamp tax regulation, provide tax exemption for international firms, and ease access to loans for Turkish companies.

On December 8, 2016, the Government revealed extraordinary measures to revive Turkey’s economy. According to these measures, the Government would establish a loan volume of TL 250 billion (U.S.$73 billion) with the Credit Guarantee Fund and would also give additional support to projects investing in the manufacturing industry in an effort to encourage and increase private sector investments in 2017. Additionally, value added tax (“VAT”) for construction investments would be refunded for 2017. The Government also announced that social security premiums in the first quarter of 2017 would be postponed for nine months without interest. On February 3, 2017, the Government removed special consumption taxes on a number of electronic home appliances, cut VAT on furniture, and extended VAT cuts on property acquisitions, in a bid to support domestic demand. On April 29, 2017, the Government extended tax cuts on home appliances and furniture for a further five-month period in a bid to stir sluggish consumer demand.

On January 22, 2018, the Government announced an extension to the Credit Guarantee Fund scheme worth TL 55 billion (consisting of the remaining TL 50 billion from last year’s Fund scheme and TL 5 billion from returns). Under the new scheme, TL 25 billion of the total amount is strictly channeled towards industrial companies and TL 15 billion towards export companies. Special guarantee limits have been reserved for agricultural enterprises and female entrepreneurs. On May 18, 2018, the Credit Guarantee Fund introduced a new loan guarantee package of TL 35 billion. This package is allocated for use by enterprises with export operations and foreign exchange earning activities, together with use in business financing. On October 11, 2018, the Government announced that creditors will be able to restructure loans more than once and change the maturity of loans for credits pledged by the Credit Guarantee Fund, provided that after the opening date of the loans, their maturity will not exceed 96 months for business loans and 156 months for investment loans. The restructuring is expected to be implemented in a way that will not impose any additional burden on the Ministry of Treasury and Finance. In order to support SMEs, in early 2019, two Credit Guarantee Fund schemes, total of TL 50 billion, have been announced. The first scheme provided 80,269 SMEs with about TL 25 billion in two months, January-February 2019. The second scheme has been initiated in March 2019.

On April 9, 2018, a new set of economic incentives worth TL 135 billion (U.S.$33 billion) was announced to support 23 projects by 19 Turkish firms. The new incentives system aims to help manufacture high and medium scale value-added products, narrow the current account deficit and increase the share of value-added products in exports. It is estimated that these incentives will add 169,000 jobs to the Turkish economy.

As of October 31, 2018, SCT and VAT reductions covering automotive, white goods, furniture and housing were implemented until the end of the year in order to support the collective inflation reduction program, to balance the economy and to support employment.

In 2019, SCT and VAT reductions for automotive, furniture and white goods were extended to June 2019. For housing, reductions for VAT and title deed fees were extended to December 31, 2019. Additionally, to combat the adverse effects of inflation on consumers, the Republic established temporary foodstuff sale spots which offered subsidized prices to consumers. The Republic announced the Economy Value Credit Package, in the amount of TL 25 billion, which is aimed at mitigating the financial burden on SMEs. The Republic also announced the IVME (Advanced, Efficient, National Industry) Package in the amount of TL 30 billion, which is aimed at supporting investments in the agriculture, intermediate goods’, raw material and machinery production sectors.

With the decision published in the Official Gazette, some regulations have been amended to grant Turkish citizenship to foreigners. According to the new regulations, a fixed amount of capital provided for Turkey to qualify for citizenship was reduced from U.S.$2 million U.S.$500 thousand. In addition, the minimum immovable property required to acquire citizenship was reduced from U.S.$1 million to U.S.$250 thousand.

GROSS DOMESTIC PRODUCT

Table 2

	2015	2016	2017	2018	2019
Real GDP (millions of TL)	1,527,725	1,576,365	1,694,134	1,742,023	1,757,308
Nominal GDP (millions of TL)	2,338,647	2,608,526	3,1110,650	3,724,388	4,280,381
Turkish Lira/US dollar (annual average)	2.720	3.021	3.648	4.813	5.671
Nominal GDP (millions of U.S. Dollars)	861,879	862,746	852,618	789,043	753,693
Population (mid-year, in thousands)	78,218	79,278	80,313	81,407	82,579
Per capita GDP (at current prices, in U.S. Dollars)	11,019	10,883	10,616	9,693	9,127

Source: TURKSTAT

In 2015, domestic demand recovered rapidly and became the main driver of a 6.1% GDP growth rate, while net exports contributed only 0.6% to GDP. Private consumption and total investment expenditures grew by 5.4% and 9.3%, respectively. Similarly, public consumption expenditures grew by 3.9% and contributed buoyant domestic demand. On the production side, favorable weather conditions and base effect elevated agricultural production sharply and agricultural value added recorded 9.4% growth. Industrial value added growth carried on its moderate pace and recorded 5.1% growth rate. The services sectors value added grew by 5.4% in 2015, mainly driven by financial services and professional, scientific and technical activities and trade, transport and accommodation services. Agriculture, industrial sector and services sectors accounted for 6.9%, 19.8% and 61.5% of GDP, respectively.

In 2016, due to the July 15 coup attempt, economic activity slowed down in third and fourth quarters of the year and GDP increased only by 3.2% for the whole year. Public and private consumption expenditures bolstered domestic demand, which grew by 4.7%, while net exports decreased by 1.3%. Increase in total investment expenditures was 2.2%, which is somewhat weak. On the production side, due to unfavorable weather conditions and large base effect, agricultural sector shrank by 2.6%, a 9-year historical bottom. Thanks to the recovery in fourth quarter, the industrial sector and the services sector recorded modest growth rates, at 4.2% and 3.4% respectively. Agriculture, industrial sector and services sectors accounted for 6.2%, 19.6% and 62.3% of GDP, respectively.

In 2017, the Turkish economy recovered rapidly thanks to certain measures including implementation of the Credit Guarantee Fund and tax cuts in certain sectors. GDP increased by 7.5%, mainly driven by domestic demand, while net exports’ contribution was minimal. Total consumption expenditures grew by 6%, while the increase in total investment expenditures was 8.2%. On the production side, through base effect, agricultural sector grew by 4.9%. The industrial sector and the services sector recorded high growth rates, at 9.2% and 7.8%, respectively. The agriculture, industrial sector, and services sectors accounted for 6.1%, 20.7% and 61.9% of GDP, respectively.

In 2018, economic activity has declined remarkably due to sharp depreciation of Turkish Lira as of the second half of the year. In this period, domestic demand shrank and growth in industrial production harshly deteriorated. GDP increased by only 2.8%, mainly driven by net exports thanks to the weak Turkish Lira. Total consumption expenditures grew by 1.2%, while total investment expenditures decreased by 0.6%. On the production side, the agricultural sector grew by 1.9%. The industrial sector and the services sector recorded modest growth rates, at 1.3% and 3.9%, respectively. The agriculture sector, industrial sector, and services sectors accounted for 5.8%, 22.3% and 61.4% of GDP, respectively.

In 2019, the decline in economic activity continued, albeit at a declining rate. In the first half, the contraction in GDP continued, then it turned to positive rates as of third quarter. In this year, due to the weakness in Turkish Lira, net exports continued to contribute to GDP growth rate, while domestic demand remained subdued. Total consumption expenditures increased by 1.5% while total investment expenditures declined by 12.4%, which was the sharpest fall since the global financial crisis period. On the production side, the agricultural sector grew by 3.3%. The industrial sector and the services sector recorded relatively weak growth rates, at 0.2% and 1.1%, respectively. The agriculture, industrial, and services sectors accounted for 6.4%, 22.3% and 61.3% of GDP, respectively.

Table 3

Gross Domestic Product

Years	GDP at Current prices (in millions of Turkish Lira)	Percentage change from prior year (%)	GDP at Current prices (in millions of U.S. Dollars)	Percentage change from prior year (%)	Real GDP (in millions of Turkish Lira, Chained Volume)	Percentage change from prior year (%)
2015	2,338,647	14.4	861,879	-7.8	1,527,725	6.1
2016	2,608,526	11.5	862,746	0.1	1,576,365	3.2
2017	3,1110,650	19.2	852,618	-1.2	1,694,134	7.5
2018	3,724,388	19.7	789,043	-7.5	1,742,023	2.8
2019	4,280,381	14.9	753,693	-4.5	1,757,308	0.9

Source: TURKSTAT

The following table presents the composition of GDP at current prices for the periods indicated:

Table 4

Composition of GDP by Sectors (%)	2015	2016	2017	2018	2019
Agriculture	6.9	6.2	6.1	5.8	6.4
Industry	19.8	19.6	20.7	22.3	22.3
Manufacturing	16.7	16.6	17.6	19.0	19.0
Services
Construction	8.2	8.6	8.6	7.2	5.4
Trade, Transport, Accommodation	22.2	21.5	22.3	23.4	24.0
Information and Communication Technologies	2.4	2.4	2.5	2.5	2.5
Financial Services	3.0	3.3	3.2	3.0	3.2
Real Estate	7.7	7.7	7.1	6.8	6.7
Professional, Administrative and Supportive Services	5.2	5.3	5.4	5.2	5.2
Taxes-Subsidies	11.9	11.9	11.4	10.4	10.0
GDP Total	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT

The following table presents real growth in output for GDP for the periods indicated:

Table 5

Real growth in output for GDP (% change)	2015	2016	2017	2018	2019
Agriculture	9.4	-2.6	4.9	1.9	3.3
Industry	5.1	4.2	9.2	1.3	0.2
Manufacturing	5.9	3.8	9.2	1.1	0.1
Services
Construction	4.9	5.4	9.0	-2.1	-8.6
Trade, Transport, Accommodation	6.6	0.2	11.1	5.4	1.5
Information and Communication Technologies	3.8	5.9	13.2	5.0	2.2
Financial Services	8.4	8.8	3.8	0.1	7.4
Real Estate	2.4	3.6	2.3	2.9	2.5
Professional, Administrative and Supportive Services	15.4	5.2	10.5	-2.8	-1.8
Taxes-Subsidies	9.6	3.8	4.2	0.2	-0.5
GDP Total	6.1	3.2	7.5	2.8	0.9

Source: TURKSTAT

PRINCIPAL INDUSTRIES

Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.

The manufacturing sector has undergone an important transformation after 2001. As a result of restructuring in the economy, investment rates increased significantly and the share of low technology sectors in production decreased whereas the share of medium-high technology sectors in production increased.

In 2015, the industrial sector carried on its moderate pace. Industrial production rose by 6.1%. Manufacturing industry production rose by 6.6%. Capacity utilization rate was 76.8%. Value added in industry increased by 5.1% in 2015.

In 2016, the industrial sector’s value added growth rate was negatively affected by the failed coup attempt and grew by only 4.2% while each of the industrial production index and manufacturing production index grew by 3.4%, and capacity utilization rate was 77.4%.

In 2017, industrial production and value added recovered rapidly thanks to proactive measures taken by the Government, grew by 9.1% and 9.2% respectively. Further, the capacity utilization rate was 78.5%, which is the highest level of last 9 years.

In 2018, industrial production declined to modest levels due to notable depreciation in the Turkish Lira, and a resultant decline in domestic demand. The industrial production index grew by 1.1% in 2018 while value added grew by only 1.3%. The capacity utilization rate was 76.8% in 2018.

In 2019, the contraction in the industrial production continued through the first half of the year. Industrial production began to recover as of the third quarter. As a result, the industrial production shrank 0.6% throughout the year. Industrial value added grew by only 0.2% while the capacity utilization rate declined to 75.9%.

The following table presents industrial output for products for the periods indicated:

Table 6

	(in millions of Turkish Lira)					(% change)
	2015	2016	2017	2018	2019	15/14	16/15	17/16	18/17	19/18
Hard Coal	562	549	603	589	828	-27	-2	9.9	-2.3	40.6
Lignite	5,155	6,861	8,887	7,828	10,637	-13	33	29.5	-13.1	35.9
Natural Gas	n/a	256	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Iron Ores	1,245	1,174	1,742	2,249	3,456	-19	-6	48.4	29.1	54.5
Lead, Zink, Tin Ores	821	734	1,246	3,546	2,083	35	-11	69.8	184.5	-41.3
Other Non-Iron Metal Ores	1,166	1,011	2,250	3,223	4,149	-46	-13	122.7	43.3	28.7
Marble and Building Stones	2,724	2,844	4,107	4,613	5,120	12	4	44.0	12.3	11.0
Limestone and Gypsum	756	789	945	861	686	8	4	19.7	-9.0	-20.3
Granules and Pebble Stones	3,114	3,298	3,829	4,230	3,276	16	6	16.2	10.5	-22.6
Other Minerals	1,190	1,405	1,650	3,706	3,377	-9	18.1	17.4	64.0	24.8
Meat of Bovine Animals (Fresh or Cooled)	4,036	4,728	5,676	8,556	10,143	18	17	20.0	50.8	18.5
Poultry (Fresh or Cooled)	8,599	9,269	11,871	13,358	16,134	2	8	28.1	12.5	20.8
Cigarette	4,492	5,355	5,998	8,219	9,422	2	19	12.0	37.0	14.6
Cotton Yarn	8,843	10,522	13,909	20,016	24,217	-2	19	32.2	43.9	21.0
Woven Fabrics of Cotton	8,617	9,697	11,566	15,921	18,171	16	12.5	19.3	37.7	14.1
Aluminum (unwrought)	1,196	1,822	2,840	4,649	4,956	11	52	55.9	63.7	6.6
Tractor (37 kw < engine power < 59 kw)	n/a	592	672	539	461	n/a	n/a	13.5	-19.9	14.4
Automobile (1500 cm3 cylinder volume 3000 cm3	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Tankers	380	n/a	n/a	n/a	n/a	-12	n/a	n/a	n/a	n/a

Source: TURKSTAT

ENERGY

Geographically, Turkey is in close proximity to 72% of the world’s energy resources and forms a natural energy center between source exporting countries and energy consumer markets.

Turkey imported 76.0% of its total energy consumption in 2015, 74.0% in 2016, 75.7% in 2017 and 72.4% in 2018.

Turkey imported 31.1 million metric tons of crude oil in 2019, 21.0 million metric tons of crude oil in 2018, compared to 25.8 million in 2017, 25.0 million in 2016 and 25.0 million in 2015, marking a 24.4% increase measured over the last five years. Turkey imported 45,2 billion cubic meters (“bcm”) of natural gas in 2019, 50.4 bcm of natural gas in 2018, compared to 55.3 bcm in 2017, 46.3 bcm in 2016 and 48.4 bcm in 2015 marking a 6.61% decrease measured over the last five years. Turkey imported 38.3 million metric tons of oil equivalent (“mtoe”) in coal in 2019, 24.5 mtoe in coal in 2018, 24.9 mtoe in coal in 2017, 23.6 mtoe in 2016, and 22.3 mtoe in 2015.

Turkey’s sources of imported oil have diversified recently. The share of oil from Russia increased from 12.35% in 2015 to 33.44% in 2019, the share of oil from Iraq has decreased from 45.41 % to 30.54%, and the share of oil from Iran also has decreased during the same period from 22.31% to 6.75%.

The following table presents Turkey’s oil imports by source country for the years indicated:

Table 7

Oil Imports (million tons)	2015		2016		2017		2018		2019
Azerbaijan	—		—		—		0.0	*	0.4
Iraq	11.4		9.3		7.1		6.5		9.5
Iran	5.6		6.9		11.5		6.6		2.1
Italy	0.3		0.0	*	0.1		0.0	*	0.0
Canada	0.0		0.0		0.0	*	0.0		0.0
Kazakhstan	0.7		0.6		0.5		1.2		3.2
Colombia	0.9		0.0		0.3		0.0	*	0.0	*
Kuwait	0.1		2.5		1.7		1.3		0.0	*
Libya	0.0		0.0		0.2		0.2		1.1
Egypt	0.0	*	0.1		0.2		0.0		0.0
Nigeria	0.5		0.0		0.1		0.5		1.8
Russia	3.1		3.2		2.1		1.9		10.4
Saudi Arabia	2.4		2.2		1.8		1.8		1.9
Others	0.0		0.0	*	0.2		0.0	*	0.5
Total Crude Oil Imports	25.1		25.0		25.8		20.2		31.1
Total Crude Oil and Petroleum Products Imports	39.6		40.1		42.7		38.0		44.8

*	less than 100,000 tons

Source: Energy Market Regulatory Authority

In 2017, Turkey announced the National Energy and Mining Strategy, which entails three pillars: ensuring energy supply security, localization (i.e. increasing use of indigenous resources) and ensuring predictable market conditions.

To ensure energy supply security, Turkey is enhancing the natural gas infrastructure through investments in new pipeline projects, floating storage regasification units (“FSRU”), liquefied natural gas, and storage facilities. As a result, total daily gas entry capacity has surpassed total daily peak gas consumption by approximately 30%. Turkey’s first and second FSRUs became operational in 2017 and February 2018, respectively. The first gas delivery from TANAP to Turkey occurred in June 2018, which also contributes to Turkey’s diversification efforts, ensuring security of energy supply.

The initial capacity of the TANAP line delivered to Turkey is 6 bcm. Turkey has also invested in exploration and drilling activities, and to that end has acquired three drilling ships.

Regarding the goal of localization, Turkey aims to increase the share of the domestic and renewable energy to two thirds of electricity production by 2023, adding 10.0 GW each of solar and wind energies to Turkey’s current energy mix from 2017 to 2027. To this end, an auction for a 1.0 GW wind energy project and an auction for a 1.0 GW solar energy project were held in 2017. The lowest bidders proposed 6.99 cents/kWh in the solar auction and 3.48 cents/kWh in the wind energy auction. 1 GW onshore wind tender covering 4 regions (Aydin, Balikesir, Çanakkale and Muğla) was completed in 2019. The lowest bidders proposed 4.56 cents/kWh for Aydin, 3.53 cents/kWh for Balikesir, 3.67 cents/kWh for Çanakkale and 4 cents/kWh for Muğla. The new solar Renewable Energy Zone tenders were announced in the Official Gazette dated 03 July 2020. The total capacity of tenders is 1 GW for 74 projects in 36 cities and projects installed capacities consist of 10, 15 and 20 MW. The applications for the tenders will be held in October 2020. Additionally, Turkey continues to invest in lignite exploration activities, in order to increase the share of domestic coal in the energy mix, which expected to decrease import dependency.

The last pillar of Turkey’s strategy is ensuring predictable market conditions. The liberalization process of Turkish electricity and gas markets dates back to 2001 when electricity and gas markets laws were published in line with EU alignment efforts. In the electricity sector, as of the end of 2019, 80.5% of the electricity generation comes from the private sector, compared to 72.0% in 2014. The major achievements in the gas sector include the expansion of the distribution system by private distribution companies through auctions held by the Energy Market Regulatory Authority (“EMRA”), the establishment of wholesale companies that sell natural gas to eligible consumers, a gas release process which enables the transfer of certain contracts of the Petroleum Pipeline Corporation of Turkey (“BOTAŞ”) to new private import companies. In 2015, Energy Exchange Istanbul was established to contribute to the development of the energy market by providing reliable reference price formation for market players. The electricity wholesale market has been operational since 2015 and wholesale gas trading activities started on September 2018.

Energy development and power generation were priority areas for public investment. In particular, in the second half of the 1970s, Turkey embarked on a power and irrigation project (“GAP”) in Southeastern Anatolia. The power and irrigation project in Southeastern Anatolia (“GAP”) region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. As of December 31, 2017, the installed capacity of GAP hydropower plants in operation was 7,383 MW. In addition, as of December 31, 2017, 47.4% of the total irrigation was completed, 15.2% was under construction, and 37.4% was at the planning and final design level. The total cost of GAP is expected to be U.S.$25.0 billion (excluding expropriation and overhead costs).

Natural Gas

Natural gas has been used extensively for power generation in Turkey since the late 1980s. Turkey is increasingly utilizing natural gas, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Nigeria, Iran and Azerbaijan and also buys spot liquefied natural gas (“LNG”) from the market in order to maintain a supply-demand balance. Turkey has very limited domestic gas reserves and national gas production represents less than 1% of the total domestic demand. Consequently, nearly 99% of natural gas demand is satisfied by import. BOTAŞ is the state-owned crude oil and natural gas pipeline operator and gas trader. At present, BOTAŞ has eight long-term sale and purchase contracts in effect (six of which are via pipelines and two of which are in LNG form). In 2019, primary natural gas supply amounted to 45.21 bcm, 96.42% of which was imported by BOTAŞ, 2.54% of which was imported by the private sector, and 1.04% of which was produced by producer wholesale companies. By the end of 2019, the breakdown of consumption, which totaled 45.2 bcm, was 24.86% electricity production, 27.43% industry, 31.79% households, and 10.17% service sector. Distribution is carried out by local distribution companies. As of the end of 2019, 72 distribution zones were supplied with natural gas. Recent analysis suggests that natural gas demand will increase parallel to the growth expected in primary energy demand.

In 2019, Turkey imported 15.2 bcm of natural gas from the Russian Federation, 7.7 bcm of natural gas from Iran and 9.6 bcm of natural gas from Azerbaijan. Turkey also imported 12.7 bcm and 7.4 bcm of natural gas in LNG form from Algeria and Nigeria, respectively. On the other hand, in 2019 Turkey also imported spot LNG from Qatar, Norway, the USA, Nigeria, Trinidad and Tobago, Equatorial Guinea, Egypt, France.

Turkey’s domestic natural gas transmission system exceeds 16,000 km in length. In 2019, as it was in 2018, the number of active Distribution System Operator was 72.

In December 2012, the EMRA Board decided that all customers should be eligible to choose their supplier. This decision was reinforced with a new EMRA Board decision taken in December 2014 decreasing the eligibility threshold for the household customers to 75,000 cubic meters. In October 2013, EMRA prepared and published the model agreements for natural gas transportation and delivery services in distribution regions. This development provided transparency to supplier switching process and functioning of the market.

The Organized Natural Gas Wholesale Market By-law aims to let the market players trade natural gas anonymously in an organized liberal market operating by continuous trade principles, as well as let the transmission system operator balance the system by entering the Continuous Trade Platform (“CTP”) when needed and was published in the Official Gazette dated March 31, 2017. Market Usage Procedures and Principles, which aim to provide detailed rules about the market, were published in the Official Gazette dated September 23, 2017. Market simulations on the CTP began in April 1, 2018 and the market started operation on September 1, 2018, with transactions posing financial and delivery obligations according to the By-law. The foundation of the Organized Natural Gas Wholesale Market is an important step towards establishing Turkey as an international gas trade center allowing the trade of gas from different sources. The Organized Natural Gas Wholesale Market is expected to give players crucial price signals about the market.

The increased regasification capacity of the LNG terminals exceeding 120 mcm/day as a result of the upgrades to the terminals and the new FSRUs , are another step towards liberalization in the natural gas market. Tariffs on LNG terminals including FSRUs have been liberalized as of the end of 2017, in line with the Natural Gas Market Law articles dictating that such storage tariffs should be freely set between parties provided that there’s sufficient capacity.

Restructuring the Electricity Sector

Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law (No. 6446) (the “Electricity Market Law”), which became effective in March 2013, includes rules and regulations regarding the electricity market to increase transparency and efficiency in the investment environment.

Auto-production is regulated by Law No. 3096 by Decree No. 85/9799 which allows the Ministry of Energy and Natural Resources (“MENR”) to grant permission to industrial plants, residential complexes with more than 5,000 dwellings, five star hotels, industrial zones, universities, and municipal institutions to generate their own electricity. With the passing of amendments to the Electricity Market Law in 2014, the auto-production license was abolished and, accordingly, all such licenses have been changed into generation licenses. As of the end of 2019, Independent Power Producers generated 211.7 Terawatt-hour (“TWh”), which constituted approximately 71.94% of Turkey’s total electricity generation. As of the end of 2019, the share of private sector in electricity generation is approximately 80.0%, taking into account the eligible producers and unlicensed power units, BOO, BOT, and TOOR power plants.

Turkey consumed 303.67 TWh of electricity in 2019. Installed capacity surpassed 91,267 MW in 2019. The By-law on Competition for the Pre-License Applications of the Wind and Solar Power Plant Projects published in the Official Gazette dated May 13, 2017 (No. 30065) outlines the principles and procedures related to applications for projects to be connected to the grid. The By-law requires that eligibility criteria be determined by the lowest bidding price to be paid per kWh .

EMRA issued the By-law on Certification and Promotion of Renewable Energy Sources published in the Official Gazette dated October 1, 2013 (No. 28782), which identifies the methods and principles for the certification of renewable energy facilities and the establishment and operation of such facilities.

With the amendment in Regulation on Documentation and Support of Renewable Energy, which was published in the Official Gazette on April 29, 2016, participants in the renewable energy support mechanism have the responsibility for electricity sales and imbalances. They can sell to the day-ahead market, intraday market, and through bilateral contracts. The support amount is determined by feed-in-tariff plus the difference between the sales and the produced amount multiplied by a different coefficient for each resource type of the Day Ahead Market price.

The Regulation on Renewable Energy Source Zones was published in the Official Gazette on October 9, 2016. It is a new investment model for the construction of large capacity solar energy zones, wind energy zones. Konya/Karapinar has been set as Renewable Zone-1 and is planned to have a 1,000 MW GES capacity. The tender process for the solar project was completed in March 2017, with the Kalyon-Hanwha consortium placing the winning bid with 6.99 cents/kWh feed-in tariff. In August 2017, a wind tender was made for 1 GW at 12 cities. Siemens-Türkerler-Kalyon Joint Venture won the tender with 3.48 cents/kWh feed-in tariff. In addition to this, a 1 GW wind tender covering 4 regions (Aydin, Balikesir, Çanakkale and Muğla) was completed in 2019. Every region’s capacity is 250 MW. Enerjisa proposed 4.56 cents/kWh for Aydin and 3.67 cents/kWh for Çanakkale. Enercon proposed 3.53 cents/kWh for Balikesir, and 4 cents/kWh for Muğla. The applications for new solar Renewable Energy Zone tenders will be held in October 2020. Depending on the region, the tenders installed capacity range will be 10, 15 and 20 MW. The total capacity of tenders is 1 GW. By the end of 2019, the share of renewable energy sources in total electricity generation was 43.9% and total wind capacity reached 7,591 MW.

There are two main state-owned companies in the electricity sector of Turkey, covering generation, trading, and transmission activities: Turkish Electricity Transmission Corp. (“TEİAŞ”) and Electricity Generation Corp. (“EÜAŞ”). Within the context of the Decree Law No. 703 published in the Official Gazette No. 30473 (bis) of July 9, 2018, Turkish Electricity Trading and Contracting Co. (TETAŞ) and Electricity Generation Company (EÜAŞ) unified under the structure of EÜAŞ and duties, authorities and responsibilities of former TETAŞ are now being performed by EÜAŞ. As of end of 2015, the share of publicly held installed capacity stayed below privately held installed capacity due to continuous and increasing private investments in the sector. In 2018 and 2019, 85.0% and 80.5% of electricity generation was held by the private sector, respectively. Seventeen hydro power plants with a total installed capacity of 63.27 MW and three thermal power plants (Kangal, Seyitömer, Hamitabat) with a total installed capacity of 2,213 MW were privatized in 2013. Five hydro power plants with a total installed capacity of 5.54 MW and four thermal power plants (Kemerköy, Yeniköy, Yatağan, Çatalağzi) with a total installed capacity of 1,980 MW were privatized in 2014. Three thermal power plants (Orhaneli, Tunçbilek, Soma B) with a total installed capacity of 1,565.0 MW were privatized in 2015. Nine hydro power plants were privatized with a total capacity of 531.6 MW in 2016. Ten hydro power plants were privatized with a total capacity 324.06 MW in 2017. Ten hydro power plants with a total installed capacity of 213.92 MW were privatized in 2018. Afşin-Elbistan A Thermal Power Plant with installed capacity of 1355 MW and its coal supply area Afşin Elbistan Lignites were privatized in 2018.

While EÜAŞ, a state-owned company, held 31.5% of all installed capacity in 2014, its share in total installed capacity had been reduced to 21.5% by the end of 2019. The total installed capacity of EÜAŞ by the end of 2019 was 19,751 MW. Independent power producers owned 67.7% of total capacity in 2019. Unlicensed power units, BOO, BOT and TOOR power plants had 10.9% of capacity.

Turkey is planning to install three nuclear power plants over the long term. The Republic signed an IGA with the Russian Federation on May 12, 2010 for the installation of the first nuclear power plant, which is comprised of four units of VVER-1200 reactors at Akkuyu site in Mersin province,. The construction of first unit of Akkuyu NPP formally started in April of 2018. It is expected to start to generating electricity by the end of 2023.

An IGA with Japan was signed on May 3, 2013 for the installation of the second NPP in Sinop province. However, based on a feasibility study conducted by Mitsubishi Heavy Industries, the Turkish government decided not to move forward with the NPP project with Japan.

The site selection process for Turkey’s third NPP project is ongoing.

Turkey acknowledges the need to reduce energy dependency and to improve energy efficiency. The Department of Energy Efficiency and Environment (DEEE), a distinct department under the Ministry of Energy and Natural Resources (MENR), was established in January of 2019. The DEEE is directly linked to the Deputy Minister and carries out studies on energy efficiency and climate policy and programmes.

The Republic commenced efforts to enact energy efficiency legislation and to pursue EU alignment process with the adoption of the Energy Efficiency Law No. 5627 (EE Law) in 2007 which targets industrial facilities, the building, service and transport sectors, and also power plants; generation, transmission and distribution networks. The EE Law is under revision. The EE Law introduced, among other measures, energy audits, an energy management program, the establishment of EE companies and financial support schemes. The Regulation on Energy Performance of Buildings (EPB), Energy Performance Certificate (EPC), the Regulation on Energy Efficiency of the Utilization of Energy Resources and Energy, the Regulation for Supporting Energy Efficiency in SMEs, the Regulation for Efficiency Calculation for Cogeneration and Micro-cogeneration were issued in accordance with the EE Law.

Turkey is the fourth largest white goods exporter in the world and has adopted the EU Eco-Design and Labelling Directives (2010/30/EU and 2009/125/EU). In 2018, Turkey adopted an article related to energy performance contracts, which allow energy efficiency implementations in public buildings and facilities through energy service companies, which article was added into the EE Law.

In January 2018, the government issued the National Energy Efficiency Action Plan (NEEAP1) for the period of 2017-2023, which is in line with EU Directive 2012/27/EU. The NEEAP has targets such as reducing the primary energy consumption of Turkey by 14% by 2023 through 55 actions defined in 6 categories (namely buildings and services, energy, transport, industry and technology, agriculture and cross-cutting (horizontal) areas); achieving cumulative savings of 23.9 mtoe by 2023, with an investment of U.S.$10.9 billion; and realizing U.S.$30.2 billion worth of cumulative savings by 2033 at 2017 prices.

In the monitoring of NEEAP for the last three years (2017-2019), a cumulative 2,744 ktoe energy savings having a monetary value of U.S.$960 million have been achieved through a total investment of U.S.$4.149 million. In public buildings a minimum energy savings amount of 15% is expected by the end of 2023.

As of 2019, EE Improvement Projects (EIP), one of the grant programs of MENR, have distributed TL23.1 million relating to 210 completed EE Improvement Projects with a total investment amount of TL96.5 million and generating energy savings of 61.304 toe/year and monetary savings of TL84 million. As of March 2019, the maximum subsidies under the EIP have been increased to TL1.5 million (for a subsidy rate of 30%).

Voluntary Agreement (VA) projects for 7 industrial enterprises have been completed and 5.2 million TL has been invested and 0.7 million TL has been provided in the form of grants by MENR. Energy savings from these agreements is 4,607 toe/year and the monetary savings are TL4.1 million. As of March 2019, the maximum grant amount has been increased to TL1 million and the energy support ratio increased to 30%.

The minimum annual energy consumption for industrial enterprises to qualify for the application of EIP and VA has been reduced from 1000 to 500 toe, and the number of enterprises that will benefit from these supports has been increased.

As of early 2018, an article related to EPCs was added into the EE Law. Pursuant to this article, public buildings which have a total construction area of over 10,000 square meters or total annual energy consumption over 250 toe would contract to lower their energy consumption or expenditures through Energy Performance Certificates (EPC), not exceeding 15 years. The ‘Energy Efficiency in Public Buildings in Turkey Project’, which is funded by the World Bank, will be implemented in order to introduce EPCs into this sector. Credit limits for households having A or B EPCs have been increased by rates of 90% or 85% respectively depending on the value of the property.

The second phase of the Turkey Sustainable Energy Financing Program (TurSEFF), for which the European Bank for Reconstruction and Development (EBRD)has provided a €400 million facility, is ongoing.

Within the scope of the Sustainable Cities Project-II, an agreement for a loan package amounting to €500 million was signed with the World Bank in 2019. The project targets such sectors as; water and wastewater services, public transport, solid waste management, energy efficiency and renewable energy, municipal social infrastructure and services, fire fighting services and pollution reduction through marine waste management, reduction of plastic waste and implementation of clean air compliance plans.

50% grant support for investments based on electricity generation from renewable energy sources for agricultural production and greenhouses using renewable energy sources was introduced in 2018.

Low interest loans for replacement of tractors and harvesters with energy efficient replacements are being provided and energy efficient pressure irrigation systems equipment is being promoted as of 2018.

Electricity Interconnections

Turkey has the following existing interconnections with neighboring countries, and import/export figures are as follows:

•

Bulgaria: There are two 400 kV separate interconnection lines between Hamitabat, Turkey, and Maritsa East 3, Bulgaria, and each of them currently operate in synchronous parallel mode with the ENTSO-E Continental Europe Synchronous Area (“CESA”). 7,977,489,000 kWh of energy was imported from Bulgaria to Turkey and nearly 3,802,083,000 kWh of energy was exported from Turkey to Bulgaria through the Hamitabat-Marista East interconnection line in connection with synchronous parallel operation between the Turkish power system and ENTSO-E CESA from January 1, 2015 to December 31, 2019.

[1]	For more details and sectoral view of the National Energy Efficiency Action Plan, please see: http://www.yegm.gov.tr/document/20180102M1_2018_eng.pdf

•

Azerbaijan/Nakhchivan: There is one 154 kV interconnection line between Babek, Nakhchivan, and Iğdir, Turkey. Imports from this connection line were discontinued on May 31, 2014. In 2015, 2016, 2017, 2018, and 2019 no imports were realized.

•

Iran: There is one operating interconnection lines, which is a 400 kV line between Khoy, Iran and Başkale, Turkey. 2,646,048,000 kWh of energy was imported from Iran to Turkey from January 1, 2015 to December 31, 2017. In 2018 and 2019 no imports were realized.

•

Georgia: Two interconnection lines exist between Turkey and Georgia. The first is a 220 kV Hopa-Batum interconnection line which operates only in emergency situations since 2014. The second interconnection line is a 400 kV interconnection line between Borçka, Turkey and Akhaltsikhe, Georgia, with a DC back-to-back station in Akhaltsikhe completed in 2013 and operated since July 2014. 2,656,241,000 kWh of energy was imported from Georgia to Turkey via the Borçka-Akhaltsikhe interconnection line from July 1, 2015 to December 31, 2019. 69,113,000 kWh of energy was exported from Turkey to Georgia via Borçka-Akhaltsikhe interconnection line in 2018.

•

Iraq: There is a 400 kV interconnection line between PS3 (in Turkey) and Zakho, Iraq. Electricity Energy exports to Iraq, via PS3 Karkey-Zakho Interconnection Line stopped on May 18, 2015 due to technical problems on the Iraq side. 371,664,000 MWh of energy was exported from Turkey to Iraq via PS3 Karkey, Turkey–Zakho Iraq Interconnection Line from in 2015. As of the end of 2019, installation of a second 400 kV interconnection line between Cizre, Turkey to Mosul, Iraq, is underway and the portion of the line within Turkish borders is 130 kilometers long. Cizre-Border section has been completed and the Mosul-Border section is expected to be completed.

•

Greece: There is a 400 kV interconnection line between Babaeski, Turkey and Philippi Nea Santa, Greece, which is currently operating in synchronous parallel mode with the ENTSO-E CESA. 1,356,594,000 kWh of energy was imported from Greece to Turkey and nearly 2,836,300,000 kWh of energy was exported from Turkey to Greece through the Babaeski- Nea Santa interconnection line in connection with synchronous parallel operation between the Turkish power system and ENTSO-E CESA from January 1, 2015 to December 31, 2019.

EMRA issued the By-law on Electricity Market Import and Export, published in the Official Gazette dated May 17, 2014 (No. 29003), in order to identify rules and exceptions governing the export and import of electricity through interconnections between the national grid and transmission grids of neighboring countries and to determine methods and principles of capacity allocation in international interconnections.

Trial synchronous parallel operation of the Turkish Power System with the ENTSO-E Continental Europe Synchronous Area (“CESA”) began on September 18, 2010. After the positive results of trial parallel operation, ENTSO-E decided in favor of the permanent synchronous operation of Turkish power system with the Continental Europe system in April 2014. Following the fulfilment of the standards/obligations set down in the ENTSO-E Operation Handbook by TEİAŞ, the Long Term Agreement was signed in April 2015, which is a requirement of the ENTSO-E Articles of Association for permanent operation and will make the standards and obligations binding for TEİAŞ. TEİAŞ, therefore, became an integral part of European network. On its General Assembly on December 10, 2015, ENTSO-E approved TEİAŞ’s application to be an observer and an Observer-ship Agreement was signed between TEİAŞ and ENTSO-E on January 14, 2016. Observer Membership agreement has a duration of 3 years, in this regard TEİAŞ has applied ENTSO-E for the renewal of the Observer Membership status for more 3 years.

Crude oil and natural gas pipelines and pipeline projects

Pipelines in Operation

The Russia-Turkey Natural Gas Pipeline (West Line) spans Ukraine, Romania, and Bulgaria, enters Turkey at the Malkoçlar border point and passes through Hamitabat, Ambarli, İstanbul, İzmit, Bursa and Eskişehir before reaching Ankara. The pipeline is 845 km long. Upon the commission of the TurkStream Project, the Russian gas flow to Turkey through West Line has been diverted to the TurkStream.

The Eastern Anatolian Natural Gas Main Transmission Line (between Iran and Turkey) is approximately 1,491 km long and supplies approximately 10 billion cubic meters of natural gas.

The total length of the Blue Stream natural gas pipeline, which delivers natural gas to Turkey from the Russian Federation through the Black Sea, is 1,213 km, of which 396 km lies at the Black Sea offshore section.

The Baku-Tbilisi-Ceyhan Pipeline carries oil, primarily, from the Azeri-Chirag-Deepwater Gunashli field and condensate from Shah Deniz across Azerbaijan, Georgia, and Turkey. It links the Sangachal terminal on the shores of the Caspian Sea to the Ceyhan Haydar Aliyev Marine Terminal owned and operated by BOTAŞ on the Turkish Mediterranean coast. The pipeline also transports crude oil from Turkmenistan and Kazakhstan. The pipeline has a total length of 1,768 km, of which: 443 km sits in Azerbaijan, 249 km sits in Georgia, and 1,076 km sits in Turkey. BP operates the Azerbaijan and Georgia sections of the pipeline on behalf of its shareholders in BTC Co. while BOTAS International Limited, a wholly owned subsidiary of BOTAŞ, operates the Turkish section.

The Baku-Tblisi-Erzurum Pipeline, also known as the South Caucasus Pipeline, was built to export Shah Deniz gas from Azerbaijan to Georgia and Turkey. The pipeline starts from the Sangachal terminal near Baku. It follows the route of the Baku-Tbilisi-Ceyhan crude oil pipeline through Azerbaijan and Georgia to Turkey, where it is linked to the Turkish gas transmission system. The pipeline is 980 km long. The pipeline is expanded to accommodate additional gas from the second stage of the Shah Deniz (Shah Deniz Stage 2) development project to feed the TANAP Project.

The Intergovernmental Agreement on natural gas transportation from Turkey to Greece was signed on February 23, 2003. The total length of the related pipeline is approximately 300 km, of which 209 km is within the Turkish territories.

The Trans-Anatolian Natural Gas Pipeline Project (the “TANAP Project”), a pipeline carrying gas from Azerbaijan to Turkey and Europe, was fully functional as of November 30, 2019. First gas flow to Turkey after the commissioning of the connection to the domestic natural gas transmission system started on June 30, 2018, and will start in the second half of 2020 to Europe. The TANAP Project is critical to meeting the natural gas demand of both Turkey and Europe. Upon initiation of the European deliveries, this project will be the first to take gas from the Caspian Sea and transmit it to Europe from the Caucasus. During the plateau period, it is planned that 6 bcm of the total 16 bcm of gas to be taken from the Stage 2 of the Shah Deniz Offshore Gas Field will be used in Turkey and the remaining 10 bcm will be transmitted to Europe through the TANAP Project. The TANAP Project is designed as the backbone of the Southern Gas Corridor and will contribute to the diversification of natural gas sources for Turkey.

The TurkStream gas pipeline project is a new gas pipeline system with an annual capacity of 31.5 bcm on two lines, each having capacity of 15.75 bcm per year. It runs from Russia through the Black Sea to a receiving terminal in Kiyiköy, the Thrace region in Turkey. From the receiving terminal, one of the two onshore pipelines connects to domestic natural gas transmission system at Lüleburgaz. The second pipeline extends to the Turkish-European border. Gas delivery to Turkey and Europe was initiated on January 1, 2020 and an opening ceremony was held in Istanbul on January 8, 2020 for the pipeline. Upon the commissioning of TurkStream, gas deliveries to Turkey through the West Line were diverted to TurkStream without any changes to the terms and conditions of existing contracts.

Pipeline Projects under Development

In June 2013, the consortium developing Azerbaijan’s Shah Deniz gas field chose the Trans Adriatic Pipeline (“TAP”) over the Nabucco West project. TANAP-TAP connection was successfully completed in November 2019. The TAP project reflects a European Union push for alternatives to Russian gas imports and is expected to start flowing in 2020. The annual gas transportation capacity of the project is planned to be 10 bcm. However, the design of the pipeline will allow for transportation of more than 20 bcm/year of additional gas sources. The TAP project will collect Azeri gas via Turkey and will start on the border of Turkey and Greece, where it will connect with the TANAP project. TAP will continue onshore, crossing the entire territory of Northern Greece, then pass through Albania to the Adriatic coast. The offshore section of the pipeline will traverse the Adriatic Sea and will connect Italy’s gas transportation network in Southern Italy. TAP will be approximately 878 km long (Greece 550 km; Albania 215 km; Adriatic Sea 105 km; Italy 8 km). TAP is fronted by Swiss company AXPO BP of England,

SOCAR of Azerbaijan, Fluxys of Belgium, Enagas of Spain, and Snam of Italy. On March 28, 2014, a Memorandum of Understanding relating to the Turkey-Bulgaria Interconnector Project was signed. This memorandum establishes a Joint Working Group in order to prepare a prefeasibility report and action plan for TAP.

The following table presents Turkey’s energy supply (by resource) for the years indicated:

Table 8

		Coal		Oil		Gas		Hydro		Electricity		Other		Total Supply
	Years	mtoe(1)%		mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%	mtoe	%
Production	2012	15.56	13.3%	2.45	2.09%	0.52	0.44%	4.98	4.24%			6.93	5.91%	30.44	25.95%
	2013	13.55	11.7%	2.52	2.17%	0.44	0.38%	5.11	4.39%			7.48	6.43%	29.11	25.02%
	2014	13.81	11.5%	2.58	2.14%	0.40	0.33%	3.50	2.90%			8.31	6.90%	28.59	23.73%
	2015	12.63	9.8%	2.64	2.05%	0.31	0.24%	5.77	4.47%			9.58	7.42%	30.94	23.96%
	2016	15.46	11.3%	2.70	1.98%	0.30	0.22%	5.78	4.24%			11.13	8.17%	35.37	25.97%
	2017	15.09	10.4%	2.68	1.85%	0.29	0.20%	5.01	3.45%			12.29	8.46%	35.35	24.33%
	2018	16.55	11.5%	2.99	2.08%	0.36	0.25%	5.16	3.59%			14.62	10.19%	39.68	27.62%
Import	2012	19.08	16.3%	40.93	34.89%	37.9	32.31%			0.50	0.43%	0.00	0.00%	98.40	83.88%
	2013	17.55	15.1%	40.61	34.91%	37.4	32.15%			0.64	0.55%	0.00	0.00%	96.14	82.66%
	2014	19.44	16.1%	41.62	34.54%	40.6	33.69%			0.68	0.57%	0.00	0.00%	102.38	84.96%
	2015	22.29	17.3%	49.95	38.68%	40.0	30.98%			0.61	0.48%	0.00	0.00%	112.80	87.35%
	2016	23.56	17.3%	50.77	37.27%	38.2	28.04%			0.54	0.40%	0.00	0.00%	113.12	83.03%
	2017	24.88	17.13%	53.72	36.97%	45.6	31.38%			0.24	0.16%	0.00		124.42	85.63%
	2018	24.48	17.03%	49.55	34.49	41.6	28.96%			0.21	0.14	0.00		115.80	80.60%
Export	2012	0.005	0.0042%	6.11	5.21%	0.50	0.43%			0.25	0.22%	0.00	0.00%	6.88	5.86%
	2013	0.008	0.0068%	4.54	3.90%	0.56	0.48%			0.11	0.09%	0.00	0.00%	5.22	4.48%
	2014	0.042	0.034%	5.45	4.52%	0.52	0.43%			0.23	0.19%	0.00	0.00%	6.25	5.18%
	2015	0.171	0.132%	7.16	5.54%	0.51	0.40%			0.27	0.21%	0.08	0.06%	8.12	6.29%
	2016	0.157	0.115%	6.41	4.71%	0.56	0.41%			0.12	0.09%	0.12	0.09%	7.25	5.32%
	2017	0.172	0.118%	6.88	4.73%	0.52	0.36%			0.28	0.20%	0.11	0.07%	7.85	5.40%
	2018	0.148	0.103%	5.09	3.54%	0.55	0.38%			0.27	0.19%	0.08	0.06%	6.07	4.23%
Bunkers	2012	0.00		3.45	2.94%	0.00								3.45	2.94%
	2013	0.00		3.81	3.27%	0.00								3.81	3.28%
	2014	0.00		4.26	3.54%	0.00								4.26	3.54%
	2015	0.00		4.60	3.56%	0.00								4.60	3.56%
	2016	0.00		4.48	3.29%	0.00								4.48	3.29%
	2017	0.00		4.57	3.15%	0.00								4.57	3.15%
	2018	0.00		4.98	3.47%	0.00								4.98	3.47%
Stock Changes	2012	-0.36	0.31%	-0.28	-0.24%	-0.57	0.48%					0.00		-1.20	-1.03%
	2013	-0.67	0.58%	0.37	0.31%	0.40	0.34%					0.00		0.09	0.08%
	2014	0.30	0.25%	0.06	0.05%	-0.31	0.25%					0.00		0.04	0.03%
	2015	-0.15	0.12%	-1.62	-1.19%	-0.10	0.07%					-0.01		-1.88	-1.45%
	2016	-0.51	0.37%	-0.38	-0.28%	0.35	0.25%					0.00		-0.53	-0.39%
	2017	-0.34	0.23%	-0.68	-0.58%	-1.03	0.70%					0		-2.05	-1.41%
	2018	-0.019	0.013%	-0.56	-0.42%	-0.18	0.12%							-0.75	-0.52
Statistical Error	2012	-0.10	0.08%	0.29	0.25%	0.02	0.01%					0.00
	2013	0.18	0.15%	0.14	0.12%	0.08	0.06%					0.00
	2014	0.01	0.008%	-0.15	-0.12%	0.04	0.03%					0.00
	2015	0.31	0.24%	0.03	0.02%	0.15	0.11%					-0.03
	2016	0.19	0.14%	0.00		0.06	0.04%					0.00
	2017	0.003	0.002%	0.22	24.14%	0.07	0.04%					-0.001		0.28	0.19%
	2018	0.31	0.22%	0.36	0.25%	0.00								0,67	0.46%
Total Supply	2012	34.27	29.21%	33.54	28.6%	37.34	31.83%	4.98	4.2%	0.25	0.2%	6.93	5.91%	117.31	100.00%
	2013	30.42	26.15%	35.14	30.2%	37.63	32.35%	5.11	4.4%	0.53	0.5%	7.48	6.43%	116.31	100.00%
	2014	33.51	27.80%	34.54	28.7%	40.20	33.36%	3.50	2.9%	0.45	0.4%	8.31	6.89%	120.50	100.00%
	2015	34.59	26.75%	39.21	30.4%	39.56	30.64%	5.77	4.5%	0.34	0.3%	9.57	7.41%	129.14	100.00%
	2016	38.36	28.16%	42.20	31.0%	38.34	28.14%	5.78	4.2%	0.42	0.3%	11.13	8.17%	136.23	100.00%
	2017	39.46	27.15%	44.28	30.5%	44.32	30.50%	5.01	3.4%	-0.05	-0.03%	12.29	8.46%	145.305	100.00%
	2018	40.86	28.45%	41.91	29.17%	41.17	28.66%	5.16	3.6%	-0.06	-0.041	14.62	10.2%	143.666	100.00%

(1)	Million Metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kWh
(2)	Includes coke and petrocoke
(3)	Includes marine bunkers.

Source: MENR

AGRICULTURE

While agriculture has historically been a very important sector in Turkey, the contribution of this sector to the country’s GDP and total employment has diminished in the past few years. Nevertheless, this sector is crucial to the Republic since the agricultural sector employs a significant portion of Turkey’s work force, generates most of the income and employment in rural areas, supplies products to many other sectors, and contributes significantly to total exports of the country.

The strategic objectives of the Republic’s agricultural policies are to develop a globally competitive and environmentally-friendly agricultural sector, providing sufficient and balanced nutrition to Turkish people. Particular emphasis is given to research and development, innovation, productivity growth, improvement and strengthening of the food safety infrastructure and increased efficiency of water use in agriculture.

In recent years, support schemes that contribute to productivity have been given special importance. Premium payments, area-based supports and animal husbandry supports are among the major schemes in the support program. In 2019, those major support schemes have accounted for 27%, 27.1%, and 28.2% of the total support budget, respectively. The distribution of premium payments, area-based supports, and animal husbandry supports for the year 2020 are estimated to constitute 26.6%, 25.2%, and 30.1% of the total support budget, respectively.

A new version of the GAP Action Plan, which relates to irrigation investments, is in place for the 2014-2018 period. The scope of the GAP Action Plan included an aim to increase competitiveness and to accelerate economic and social development by unleashing the potential of the region, which consists of 9 provinces. Expenditure of TL 26.7 billion was foreseen for 115 actions, for which 50 public institutions are responsible, in connection with the GAP Action Plan. Energy investments within the scope of GAP are nearly complete. With the completion of Ilisu Dam in 2020, the completion rate of GAP energy investment projects has reached 90%.

While the GAP Action Plan’s period was to come to an end in 2018, the implementation process of incomplete actions is still ongoing.

In addition to the GAP Action Plan (2014-2018), the KOP Action Plan (2014-2018), the DAP Action Plan (2014-2018), and the DOKAP Action Plan (2014-2018), each applicable to other priority regions were also prepared and have been implemented since 2014. The purpose of these plans is to strengthen the social and economic development of Turkey. The agriculture sector plays a crucial role in these Action Plans to create jobs and incomes, improve the standard of living in rural areas and diminish the regional disparities. The principal objectives of the agriculture sector in these Action Plans are to increase productivity, generate more income and employment in rural areas, and provide sufficient and balanced nutrition to the population.

DAP, DOKAP and KOP Action Plans’ period came to an end in 2018, but the implementation process of incomplete actions is still ongoing.

Agricultural value added increased by 1.9% in 2018, and by 3.3% in 2019.

Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is mostly self-sufficient in many crops. Turkey is a net exporter country in terms of agricultural raw and processed products trade in the world market. Moreover, there have been significant improvements in the quality and productivity of some crops in recent years, such as most cereals and sunflower seeds.

The following table presents Turkey’s agricultural output (by crop) for the years indicated:

Table 9

Agricultural Output

	Annual (in thousands of tons)					Percentage Change (%)
	2015	2016	2017	2018	2019	2016/15	2017/16	2018/17	2019/18
Cereal
Wheat	22,600	20,600	21,500	20,000	19,000	-8.8	4.4	-7.0	-5.0
Barley	8,000	6,700	7,100	7,000	7,600	-16.3	6.0	-1.4	8.6
Maize	6,400	6,400	5,900	5,700	6,000	0	-7.8	-3.4	5.3
Pulses
Lentils (red)	340	345	400	310	310	1.5	15.9	-22.5	0
Chick Peas	460	455	470	630	630	-1.1	3.3	34.0	0
Dry Beans	235	235	239	220	225	0	1.7	-7.9	2.3

Industrial Crops
Sugar Beet	16,023	19,593	21,149	17,436	18,085	22.3	7.9	-17.5	3.7
Cotton (raw)	2,050	2,100	2,450	2,570	2,200	2.4	16.7	4.9	-14.4
Tobacco	68	74	94	75	70	8.8	27	-20.2	-6.7
Oil Seeds
Sunflower	1,681	1,671	1,964	1,950	2,100	-0.6	17.5	-0.7	7.7
Soybeans	161	165	140	140	150	2.5	-15.2	0.0	7.1
Rapeseed	120	125	60	125	180	4.2	-52.0	108.3	44.0
Groundnut	148	164	165	174	169	11.3	0.6	5.5	-2.9
Tuber Crops
Potatoes	4,760	4,750	4,800	4,550	4,980	-0.2	1.1	-5.2	9.5
Dry Onions	1,879	2,120	2,176	1,931	2,200	12.8	2.6	-11.3	13.9
Fruit Bearing Vegetables
Watermelons and Melons	5,638	5,783	5,825	5,780	5,648	2.6	0.7	-0.7	-2.3
Tomatoes	12,615	12,600	12,750	12,150	12,842	-0.1	1.2	-0.5	5.7
Fruits and Nuts
Grapes	3,650	4,000	4,200	3,933	4,100	9.6	5.0	-6.4	4.2
Figs	301	305	306	307	310	1.6	0.3	0.3	1.0
Citrus Fruits	3,976	4,293	4,770	4,902	4,301	8.0	11.1	2.8	-12.3
Hazelnuts	646	420	675	515	776	-35.0	60.7	-23.7	50.7
Apples	2,570	2,926	3,032	3,626	3,619	13.9	3.6	19.6	0
Olives	1,700	1,730	2,100	1,500	1,525	1.8	21.4	-28.6	1.7
Tea	1,328	1,350	1,300	1,480	1,450	1.7	-3.7	13.8	-2.0
Value Added in Agriculture (chained volume, in billions of Turkish Lira)	104,085	101,400	106,383	108,409	111,934	-2.6	4.9	1.9	3.3

Source: TURKSTAT

SERVICES

The services sector is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport, communications, finance and commerce, health, education, and social services. The services sector accounted for 61.5% of GDP in 2015. Due to unfavorable economic conditions in 2016, services sectors’ growth rate slowed down to 3.4% and accounted for 62.3% of GDP. In 2017, the services sector accounted for 61.9% of GDP, while its value added rose by 7.8%. In 2018, the services sector growth rate slowed down to 3.9% and its share of GDP fell to 61.4%. In 2019, the deepening economic slowdown impacted the services sector, and the sector’s growth rate declined to 1.1%, while its share of GDP fell to 61.3%.

Tourism

Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector by expediting improvements in infrastructure and by facilitating both foreign and domestic private investment.

Beginning in the early 2000s, the tourism sector had witnessed uninterrupted progress for a decade, which reached record numbers in 2014. However, in the following two years there was a decline in the sector. The number of foreign people visiting Turkey decreased by 1.6% to 36.2 million, and tourism revenues decreased by 8.3% to US $31.5 billion in 2015. This was followed by a catastrophic fall in 2016, which saw only 25.4 million foreigners visit Turkey along with US $22.1 billion tourism receipts, which represented declines of 30.1% and 29.7%, respectively. Since 2016, the sector has been growing and a record number of people visited Turkey in 2019. The number of foreign visitors increased by 27.8%, 21.8% and 14.1% in 2017, 2018 and 2019, respectively, while tourism revenues increased by 18.9%, 12.3% and 17%, respectively, in that period. The number of foreign people visiting Turkey jumped to 45.1 million, which generated US $34.5 billion in revenue in 2019.

The following table presents overall foreign visitor arrivals, receipts and the percentage change in receipts for the years indicated:

Table 10

Year	Total Foreign Visitor Arrivals (in thousands)	Total Receipts (in millions of U.S. dollars)	Percentage Increase in Total Receipts (%)
2015	36,245	31,465	-8.3
2016	25,352	22,107	-29.7
2017	32,410	26,284	18.9
2018	39,488	29,513	12.3
2019	45,058	34,520	17,0

Sources: TURKSTAT, Ministry of Culture and Tourism

Trade, Transport, Accommodation and Information and Communication Technologies

In 2015, the trade, transport and accommodation sector grew by 6.6%, while the sector’s share of GDP was 22.2%. During 2016, the trade, transport and accommodation sector grew by 0.2% and accounted for 21.5% of GDP. In 2017, the sector grew by 11.1% and its share of GDP increased to 22.3%. In 2018 and 2019, the sector’s grew at rates of 5.4% and 1.5%, while its share of GDP was 23.4% and 24% in these two years, respectively.

In 2015 and 2016, the information and communication technologies sector grew by 3.8% and 5.9% respectively, while its share of GDP was 2.4% in these years. In 2017, the sector’s growth rate was 13.2% and its share of GDP was 2.5%. The information and communication technologies sector grew by 5% in 2018, and its share in GDP was 2.5%. In 2019 the sector’s growth rate was 2.2% and its share of GDP remained 2.5%.

In 2015, 2016 and in 2017, the wholesale and retail trade sector grew by 7.7%, 2.5% and 10.9%, respectively its share in GDP accounted for 11.5%, 11.4% and 11.9%, respectively, in these years. In 2018, the wholesale and retail trade sector grew by 3.2% and accounted for 12.1% of GDP.

Since its liberalization in 2004, the telecommunications sector has experienced rapid growth. In 2015, 2016, 2017, 2018 and 2019 the value of the telecommunications market was U.S.$14.6 billion, U.S.$14.9 billion, U.S.$14.0 billion, U.S.$12.2 billion and U.S.$11.7 billion, respectively. The growth rate in the sector for the same years, in Turkish Lira terms, was 11.5%, 14.3%, 13.1%, 15.4% and 13% respectively, and the contraction in U.S. Dollar terms is the result of depreciation of the Turkish Lira. A total of 838 authorizations have been granted to 461 telecommunications operators as of June 24, 2020.

Mobile subscription penetration is 97.2% and fixed line telephone use increased to 13.9% as of the end of 2019. As of the end of 2019, total broadband penetration is 92.1% and mobile broadband use reached 75%. 4G mobile broadband services were introduced in April 2016 and 3 telecommunication operators provide these services. As of December 31, 2019 the number of active 4G users reached 46.5 million.

In each of 2015, 2016, 2017 and 2018 the growth rate in the transportation sector was 6.0%, -0.7%, 10.2% and 5.4% respectively, and the sector’s share of the GDP was 7.9%, 7.6%, 7.7%, and 8.2%, respectively.

Construction

The construction sector’s value added grew by 4.9% in 2015, 5.4% in 2016 and 9% in 2017. Due to unfavorable economic conditions, the construction sector shrank by 2.1% in 2018 and by 8.6% in 2019. The total contracting amounts in foreign markets in 2015, 2016, 2017, 2018 and 2019 were U.S.$23.6 billion, U.S.$14 billion, U.S.$15.3 billion, U.S.$21.2 billion and U.S.$19.0 billion, respectively. The decline in contracting amounts in foreign markets in recent years was primarily caused by political instability in host countries and worldwide economic fluctuations.

EMPLOYMENT AND WAGES

The total civilian labor force in Turkey was 32,549 thousand people in 2019. Turkey has a large pool of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly in those that are labor-intensive. During the period from 2014 to the end of 2019, the total labor force increased at an average annual rate of approximately 2.5%.

Total civilian employment was 28,080 thousand in 2019, of whom approximately 18.2% were employed in agriculture, 19.8% in industry and 62% in services (including construction). Moreover, in 2019, the labor force participation rate was 53%, compared to 53.2% in 2018.

There were 4,644,074 public sector workers at the end of 2019. The rate of unemployment was 13.7% in 2019. The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:

Table 11

Employment (in thousands)	2015	2016	2017	2018	2019
Civilian labor force	29,678	30,535	31,643	31,643	32,549
Civilian Employment	26,621	27,205	28,189	28,189	28,080
Agriculture	5,483	5,305	5,464	5,464	5,097
Industry	5,331	5,296	5,383	5,383	5,561
Services	15,806	16,604	17,341	17,341	17,425
Unemployed	3,057	3,330	3,454	3,454	4,469
Unemployment rate (%)	10.3	10.9	10.9	10.9	13.7

Source: TURKSTAT

The following table sets forth information on the employment rate with respect to age and gender in Turkey for the dates indicated:

Table 12

	Employment Rate (%)			Youth* Employment Rate (%)
Year	Male	Female	Total	Male	Female	Total
2015	65.0	27.0	46.0	45.2	23.2	34.2
2016	65.1	27.5	46.3	44.8	23.2	34.1
2017	65.6	28.9	47.1	45.4	23.0	34.3
2018	65.7	29.9	47.4	46.4	23.4	35.0
2019	63,1	28,7	45,7	43,4	22,6	33,1

(*)	Young people in the 15-24 age group

Source: TURKSTAT

The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector includes employees who are defined under Union and Collective Bargaining Law No. 6356 and work for state – owned enterprises.

In 2015, labor costs in the public sector increased by 12.3% (6.6% in real terms), compared to 2014. Labor costs in the private sector increased by 12.8% (7.1% in real terms in 2015), compared to 2014. Labor costs (including salaries and benefits) for civil servants increased by 7.6% (2.2% in real terms) in 2015.

In 2016, labor costs in the public sector increased by 7.7% (3.3% in real terms), compared to 2015. Labor costs (including salaries and benefits) for civil servants increased by 14.3% (10.1% in real terms) in 2016.

In 2017, labor costs in the public sector increased by 19.4% (3.1% in real terms), compared to 2016. Labor costs (including salaries and benefits) for civil servants increased by 9.3% (-5.6% in real terms) in 2017.

In 2018, labor costs in the public sector increased by 11.2% (-12.5 % in real terms), compared to 2017. Labor costs (including salaries and benefits) for civil servants increased by 15.2% (-9.3% in real terms) in 2018.

In 2019, labor costs in the public sector increased by 15.5% (-2.1 % in real terms), compared to 2018. Labor costs (including salaries and benefits) for civil servants increased by 18.8% (0.6% in real terms) in 2019.

The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table 13

Changes in Labor Costs (percentage change)

	Public Sector		Private Sector(2)		Civil Servants
Year	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
2015	12.3	6.6	12.8	7.1	7.6	2.2
2016	7.7	3.7	—	—	14.3	10.1
2017	19.4	3.1	—	—	9.3	-5.6
2018	11.2	-12.5	—	—	15.2	-9.3
2019	15.5	-2.1	—	—	18.8	0.6

(1)	Deflated by the wholesale price index. Labor costs presented in this table include costs of employment in addition to wages.
(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Sources: Turkish Confederation of Employer Associations, TURKSTAT, Ministry of Treasury and Finance

The salaries of civil servants increased by 3% in the first period of 2015 and 4.76% in the second period of 2015, 6.9% in the first period of 2016 and 5% in the second period of 2016, 3% in the first period of 2017 and 6.92% in the second period of 2017, 5.69% in the first period of 2018 and 8.65% in the second period of 2018, 10.73% in the first period of 2019 and 6.02% in the second period of 2019

In 2015, the minimum wage for both private and public sector workers increased by 6.0% in the first half of 2015 and by an additional 6.0% in the second half of the year. For 2016, the minimum wage for both private and public sector workers increased by 33.5% and was raised to TL 1,300. For 2017, the minimum wage for both private and public sector workers increased by 8.0% and was raised to TL 1,404. For 2018, the minimum wage for both private and public sector workers increased by 14.2% and was raised to TL 1,603. For 2019, the minimum wage for both private and public sector workers increased by 26% and was raised to TL 2,020.

As of the end of 2016, approximately 6.7 million workers were on minimum wage payroll in Turkey.

In 2019, 1,917,893 employees were members of a trade union (in public), compared to 1,195,102 employees at the beginning of 2013. The ratio of civil servants who were union members was 68% in 2019, compared to 67.3% in 2018.

New flexible working arrangements were legalized by Law Code 6715, amending Labor Code 4857, in May 2016. Now, private employment agencies (“PEAs”), permitted by the Turkish Employment Agency, can enter into temporary worker contracts with an employer and assign the PEA’s employee to the new employer. Remote teleworking was added on Labor Code 4857. Now, workers will be able to telecommute. Moreover, public work programs and on-the-job training programs, which were used as active labor market policies to improve the qualifications of the workforce and increase the employability of the unemployed, were legalized by Law Code 4904 in July 2003 and by Law Code 6645, amending Labor Code 4447, in April 2015, respectively.

Also in 2016, new regulations were passed allowing civil servants who recently gave birth to work half of their regular work hours for the first two months for the first birth, first four months for the second birth, and first 6 months for the third birth. Additionally, civil servants who recently gave birth or their spouses can work half of their regular work hours until the child reaches almost six years old. However, the financial and social benefits will be commensurate with the number of hours they would be working.

INFLATION

In 2015, inflation followed a volatile course and ended the year at 8.81%, well above the upper bound of the uncertainty band. In the first half of the year, annual Consumer Price Index (“CPI”) inflation improved compared to the previous year. As of March, annual CPI inflation decreased to 7.61% mainly due to the core goods group while food and services inflation remained at high levels. Thanks to the correction in the unprocessed food group, annual inflation continued to fall in the second quarter and reached 7.2%. Meanwhile, depreciation in the Turkish Lira limited this fall and annual inflation of core goods and energy groups increased as a result. In the second half of the year, CPI inflation increased significantly mainly due to the accumulated depreciation in the Turkish Lira and the adverse outlook in food inflation. Consequently, medium-term inflation expectations also increased in the second half of the year. On the other hand, decline in commodity prices mainly led by oil price developments helped limit exchange rate pressures on inflation. Accordingly, PPI followed a relatively stable course throughout 2015 and was 5.71% by the end of the year.

In 2016, inflation fell by 0.28 percentage points year-on-year to 8.53%, but remained above the uncertainty band. The breach of the uncertainty band around the inflation target was due largely to the Turkish Lira depreciation, tax adjustments (for tobacco, fuel, automobiles, etc.) and the increase in real unit wages. The minimum wage raise in early 2016 affected consumer prices through both cost and income channels, while the contribution of special consumption tax (“SCT”) adjustments for tobacco, alcoholic beverages, fuel and automobiles to inflation was well above historical averages. The depreciation in the Turkish Lira and high volatility in exchange rates affected inflation not only through first-round cost pressures but also through expectations channel and overall pricing behavior. A large part of Turkish Lira depreciation occurred in the last quarter of the year, limiting the impact of the cumulative exchange rate pass-through throughout the year. In fact, the annual core goods inflation remained on a downtrend until November. While the Turkish Lira depreciation accompanied by the SCT hike on fuel led to a sizeable increase in annual energy inflation, the hike in the contribution of alcoholic beverages and tobacco to inflation was more dramatic through 2016. On the other hand, weaker domestic demand and relatively low food inflation in 2016 compared to 2015 due to a significant decline in tourism, limited the headline inflation. Thanks to a benign consumer inflation outlook since February 2016, medium-term inflation expectations continued to improve until June before remaining flat in the third quarter. However, the sizeable Turkish Lira depreciation and rising inflation caused expectations to deteriorate in November and December. Meanwhile, throughout the year, annual producer price inflation followed a volatile course shaped by commodity prices and exchange rate developments and rose to 9.94% at the end of the year, leading to higher cost-side pressures.

In 2017, CPI inflation hit 11.92%, posting a significant rise (a 3.39 percentage point increase) compared to the 2016 year-end figure. The main driver of the increase was the significant depreciation in Turkish Lira, which stood at 22.0% against the exchange rate basket (average of Euro/TL and U.S. Dollar/TL) in year-averages. Core goods, particularly durable consumption goods, which are especially susceptible to exchange rate movements, experienced significant increases in prices in 2017. Additionally, rises in import prices, especially oil prices, induced further price hikes in imported goods including energy. Following the relatively low inflation in 2016 and elevated by the recovery in the tourism sector, the increase food prices significantly impacted the inflation rate in 2017. During this period, aggregate demand conditions also exerted some pressure on prices, as the economic activity remained strong. Services inflation posted a measured rise in 2017, which can be attributed, but not limited, to (i) food prices (through catering services), (ii) fuel prices (through transportation services), (iii) higher headline inflation (through backward indexation in some services such as rent and education), and (iv) exchange rate movements (particularly through maintenance and repair services). Meanwhile, inflation expectations deteriorated further this year, with medium-term expectations standing well above the target. Producer price inflation went up to 15.47% in 2017, reflecting largely the exchange rate and import price developments. Consequently, cost-push effects on consumer prices gained strength.

In 2018, annual consumer inflation stood at 20.3%, above the uncertainty band around the inflation target. The rapid and high depreciation of the Turkish Lira and the resulting deterioration in pricing behavior constituted the main factors causing inflation to overshoot the target in 2018, along with strong demand conditions in the first half of the year. The impact of the increase in Turkish Lira-denominated import prices was evident, particularly in core goods and energy prices. The core goods group, which is characterized by high and relatively rapid exchange rate pass-through, was among the main drivers of the rise in inflation. On the other hand, tax cuts in durable goods and partial appreciation in the Turkish Lira in the last months of the year curbed the inflation in core goods. Meanwhile, the sliding-scale tariff system in fuel and deceleration in international oil prices limited energy inflation despite increasing administered energy prices. Another major contribution to the rise in inflation came from food prices. Food inflation ended 2018 at a level above the headline consumer inflation with 25.11%, due to cost pressures, adverse supply conditions for some products. In 2018, annual inflation in the services group rose due to the depreciation of the Turkish Lira, backward indexation in pricing behavior, stronger cost pressures in sectors related to food and energy and demand-side effects driven by the robust course in tourism. Due to these factors, services inflation stood at 14.46% at the end of the year. Overall, the depreciation of the Turkish Lira and the deterioration in pricing behavior drove inflation above the target in 2018, while weakening economic activity in the second half of the year pulled inflation down to some extent. Finally, producer prices increased by 33.64% in 2018 and thus the producer prices based cost pressures on consumer inflation remained strong throughout the year.

In 2019, consumer inflation fell significantly, ending the year at 11.84%. Waning effects of the exchange rate, mild demand conditions, improvement in inflation expectations and favorable import prices contributed to the disinflation process. On the other hand, tax and administered price adjustments, as well as real unit labor costs, were the main factors limiting the decline of inflation. The underlying trend of inflation improved throughout the year and core indicators B and C receded to 10.76% and 9.81%, respectively, at the end of the year. In terms of major sub-indices, disinflation was primarily driven by core goods and food groups. The core goods group benefited mainly from the dissipating impact of exchange rate pass-through. Food inflation rose in response to adverse supply conditions in fresh fruits and vegetables in the first quarter and then trended downwards in the rest of the year. Services inflation remained relatively high and sticky before partly improving in the last quarter of 2019. Real unit labor costs, brisk tourism demand, and backward indexation behavior led services inflation to prices. The outlook for energy prices was led by the developments in administered prices. Despite the significant adjustments in electricity and natural gas prices in the second half of the year, base effect kept annual energy inflation at relatively low levels, 10.98% at the end of the year. The sliding scale system in fuel products that was implemented from time to time prevented excessive fluctuations in prices throughout the year. In the meantime, price hikes in tobacco products led by ad valorem and specific SCT regulations curbed disinflation. Finally, in line with the consumer inflation, the producer inflation substantially decreased from 33.6% to 7.4% at the end of the year.

Table 14

Uncertainty Band around Target and Inflation Realizations

	Dec. 2015	Dec. 2016	Dec. 2017	Dec. 2018	Dec. 2019
Uncertainty Band (upper limit)	7.0	7.0	7.0	7.0	7.0
Uncertainty Band (lower limit)	3.0	3.0	3.0	3.0	3.0
Realization	8.8	8.5	11.9	20.3	11.8

Sources: TURKSTAT, CBRT

The following table presents the percentage changes in producer and consumer prices for the years indicated:

Table 15

Inflation (percentage change)

Year	Producer Price Index (%)	Consumer Price Index (%)
2015	5.7	8.8
2016	9.9	8.5
2017	15.5	11.9
2018	33.6	20.3
2019	7.4	11.8

Source: TURKSTAT

EDUCATION

The adult literacy rate among individuals aged 6 years and over increased from 96.2 % in 2015 to 97.2% in 2019. The literacy rates for men and women was 99.2% and 95.3% in 2019, respectively.

According to the Ministry of National Education statistics, the number of students (including open education students) in the educational year 2018-2019 was 25.3 million, of whom 6.1% were in pre-primary school, 20.8% were in primary school, 22.2% were in lower secondary school, 22.3% were in secondary school and 28.6% were in university.

ENVIRONMENT

The current National Development Plan of Turkey has placed sustainable development at its center with a focus on green growth. To protect and improve the quality of the environment, implement sustainable development principles, and internalize green growth approach, strategies and policies have been adopted and projects and programs on strengthening legislation and institutional structure have been implemented.

In July 2019, Turkey presented its second Voluntary National Review (“VNR”) report towards the 2030 Agenda for Sustainable Development at the United Nations Economic and Social Council, High Level Political Forum on Sustainable Development (“HLPF”). . This VNR Report assesses covering the period of 2010-2018 with an emphasis on the period following the adoption of Agenda 2030. In the overall context of SDGs, Turkey has reached an advanced level in respect of policies, strategies and legislation, while there is room for improvement with regards to practices and projects. SDG 1: No poverty), SDG 3: Good health and well-being, SDG 6: Clean water and sanitation, SDG 7: Affordable and clean energy, SDG 9: Industry, innovation and infrastructure and SDG 11: Sustainable cities and communities stand out as goals towards which significant progress has been achieved.

The second VNR report indicates that forestry areas increased from 21.2 million hectares in 2007, to 22.6 million hectares in 2018, as a result of reforestation efforts. While this increases carbon sequestration in the atmosphere, it also strengthens the resilience of ecosystems and improves climate adaptation. Furthermore, Turkey was one of the first countries which set Land Degradation Neutrality Targets.

Turkey’s greenhouse gas (“GHG”) emissions have increased, primarily due to economic and population growth, paired with a corresponding increase in energy demand and industrialization. Turkey’s total GHG emissions reached 520.9 million tons CO2 eq in 2018. As of the end of 2018, emissions were 6.4 ton CO2 eq/capita. Turkey signed the Paris Agreement on April 22, 2016, and undertakes “up to 21% reduction in GHG emissions from the Business as Usual (BAU) level by 2030” in its Intended Nationally Determined Contribution (INDC) submitted to UNFCCC. Turkey aims to realize this reduction target through measures to be taken and policies to be implemented in the energy, industrial processes, agriculture, land use and waste sectors.

Nearly the entire population has access to clean water and sanitation as a result of targeted investments. The ratio of municipal population who benefit from drinking and using water supplies is 98.0% as of 2018. 90.0% of the population benefited from sanitation systems in 2018. In the context of efficient management of water resources, master plans for 25 basins have been completed; and work is underway on river basin management plans.

Turkey is a party to most of the multilateral environmental agreements. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan and the Black Sea Environment Program pursuant to which these countries will operate under the same agenda regarding environmental issues.

COMPETITION LAW

The Law on the Protection of Competition (Law No. 4054, the “Competition Act”) is the basic legislation which provides the framework for antitrust and merger control rules. The purpose of the Competition Act, which was adopted by the Grand National Assembly of Turkey on December 7, 1994, is to ensure the protection of competition by providing necessary supervision and regulations.

The Competition Act prohibits the following:

•

Agreements, concerted practices, decisions and practices of undertakings (or commercial entities), or associations of undertakings which have as their objective or effect, or likely effect, the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services (for example, agreements involving price fixing, market sharing, et cetera);

•

Abuse, by one or more undertakings, of their dominant position in a market for goods and services within the whole or a part of the country on their own or through agreements with others or through concerted practices (for example preventing, directly or indirectly, another undertaking from entering into the commercial activity); and

•

Mergers or acquisitions of two or more undertakings aimed at creating a dominant position or strengthening a dominant position and, as a result, competition is significantly decreased in any market for goods and services.

The Competition Act has been enforced by the Turkish Competition Authority (the “TCA”) since 1997, when the TCA was formed. The Competition Board is the decision-making body of the TCA and has the authority to adopt secondary legislation designed to assist in the implementation of the Competition Act, which is in line with the legislation of the European Union.

The TCA is a stand-alone entity and is granted administrative and financial autonomy. The TCA is a related body of the Ministry of Trade, but is independent in fulfilling its duties. The TCA is empowered to submit its opinions regarding draft legislation to relevant administrative and legislative bodies.

The Competition Board has the power to impose an administrative fine of up to 10% of the annual gross revenue of an applicable entity that violates the Competition Act. Moreover, an additional administrative fine of up to 5% of the fine referenced in the previous sentence is imposed on an firm’s/association of firm’s managers or employees who are determined to have had a decisive influence with respect to the violation. Firms or associations of firms or their managers and employees who apply for leniency with the TCA may not be fined or may have their fines reduced due to such application for leniency. The Competition Act also provides for turnover-based fines for certain procedural violations, such as failure to provide requested information; providing incomplete, false or misleading information; hindering or complicating on-the-spot inspections; executing unauthorized mergers or acquisitions, which are subject to review by the Competition Board, or failure to comply with the decisions of the Competition Board.

The Competition Act empowers the Competition Board to impose structural remedies (i.e., divestiture of certain assets) and behavioral remedies (i.e. elimination of certain conduct such as refusal to deal or amendments to certain provisions in agreements involving resale of goods by dealers) in the event the Competition Act is violated.

The following table presents a summary of the cases concluded by the TCA between 2015 and 2019:

Table 16

Year	Competition Infringement	Exemptions and Negative Clearance	Mergers and Acquisitions (including Privatizations)	TOTAL
2015	89	35	158	282
2016	83	33	209	325
2017	80	32	184	296
2018	88	44	223	355
2019	69	35	208	312
TOTAL	409	179	982	1570

Source: TCA

In 2015, no new regulation, communiqué or guideline was published by the TCA.

In 2016, the following legislation was adopted:

•

Block Exemption Communiqué No. 2016/5 on Research and Development Agreements: This Communiqué determines the conditions for exempting in block the agreements made between the undertakings related to research and development from the application of the provisions of Article 4 of the Competition Act.

In 2017, the following legislation was adopted:

•

Communiqué No. 2017/2 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board: This Communiqué introduces amendments to Communiqué No. 2010/4 including: (i) abolishing the requirement that the Competition Board re-establish turnover thresholds every two years; (ii) deeming any merger or acquisition transactions between the same persons or parties or in the same relevant market by the same undertaking occurring within a three-year time period to be one single transaction; and (iii) creating conditions related to notice regarding transactions through serial purchases in stock exchanges.

•

Block Exemption Communiqué No. 2017/3 on Vertical Agreements in the Motor Vehicle Sector: This Communiqué establishes the conditions for granting block exemption to distribution agreements in the motor vehicle sector. Communiqué No. 2017/3 replaces the former Block Exemption Communiqué No. 2005/4 and introduces changes in (i) general block exemption conditions, (ii) non-compete obligations and multi-branding, and (iii) market share thresholds.

•

Guidelines Explaining the Block Exemption Communiqué on Vertical Agreements in the Motor Vehicle Sector: The Guidelines explain factors relating to implementation of Communiqué No. 2017/3, minimizing the uncertainties that may arise in the interpretation of the Communiqué.

In 2018, the following legislation was adopted:

•	Amendments to the Guidelines on Vertical Agreements: These guidelines were amended in order to provide further guidance on (i) online sales and (ii) most favored customer clauses (MFCs).

•

Guidelines on Cases Considered as a Merger or an Acquisition and the Concept of Control: As noted above, Communiqué No. 2017/2 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board introduced amendments to Communiqué No. 2010/4. Consequently, the Guidelines were updated accordingly to explain that transactions between the same persons or parties or in the same relevant market by the same undertaking in a period of 3 years are considered as a single transaction with respect to the calculation of turnover of the parties.

•

Guidelines on Undertaking Concerned, Turnover and Ancillary Restraints in Mergers and Acquisitions: The above mentioned amendment was also reflected in this guideline. It was clarified that in the case of taking control of an undertaking through security purchases from different sellers via serial transactions in the stock market, such transaction should be notified to the Board as soon as possible, and transactions can only be notified to the Board after its realization under certain conditions.

In 2019, no new regulation, communiqué or guideline was published by the TCA.

Turkish competition law is parallel to EU competition law and the implementation of competition policy in Turkey is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. Regarding legislative alignment with the acquis in the field of competition rules and administrative capacity of the TCA, the Turkey 2019 Report prepared by the European Commission reiterates that Turkey’s legislative framework is broadly aligned with the acquis, enforcement capacity is adequate and implementation is effective overall. In addition to these comments, the Turkey 2019 Report also states that Turkey needs to harmonize its legislation with the acquis by introducing de minimis commitments and settlement procedures as well as certain amendments relating to merger controls. An amendment to the Competition Act addressing these points is expected to be introduced as a Bill to the Parliament in 2020.

The TCA actively participates in the meetings of the Organization for Economic Cooperation and Development, United Nations Conference on Trade and Development, and International Competition Network on a regular basis, presents written papers and oral presentations, and attends other meetings at the international level. In recent years, the TCA has signed Memorandums of Understanding with the competition agencies of Kyrgyzstan (2015), Georgia (2016), Tunisia (2017), Peru (2017), Kosovo (2018), Northern Macedonia (2018), Serbia (2018) and Albania (2018) each in an aim to promote cooperation in the field of competition law and policy.

INTELLECTUAL PROPERTY

Turkish Copyright Law No. 5846 (as amended in 2014 by Law No. 6552, the “Copyright Law”) provides protection for scientific and literary works (including computer programs), musical works, works of fine art (including textile and fashion designs), cinematographic works, and derivations. Under the Copyright Law, an author has the exclusive right to perform or authorize or prohibit the use of his works which fall into one of the above-mentioned categories, including the rights of adaptation, reproduction, distribution, performance, presentation and communication to the public (which includes broadcasting, retransmission, and “making available” rights).

The Copyright Law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship of the work and to object to any distortion, mutilation, or other modification of their work that would be prejudicial to their honor or reputation. Performers, cinema and music producers, and broadcasting organizations have related rights according to Article 80 of the Copyright Law.

Within the provisions of the Copyright Law, copyright collecting societies carry out collective rights management activities relating to the exercise of economic rights on covered works and subject matters with related rights (including performances, cinema and music products, broadcasts), including determining the tariffs, making contracts, collecting revenues, and making distributions to right-holders.

Turkey signed the UNESCO Convention on the Protection and Promotion of the Diversity of Cultural Expressions 2005, and completed the internal ratification process by publishing Law No. 6892 on the ratification of the Convention in the Official Gazette No. 30167 of 27 August 2017. The Directorate General for Copyright of the Ministry of Culture and Tourism is designated as the National Contact of Turkey. Within the context of the Convention, the Directorate General for Copyright is carrying out studies in order to protect cultural diversity, strengthen coordination for development and support of cultural industries and to raise awareness.

The main task of the Turkish Patent and Trademark Office (“TURKPATENT”) is to perform registration pursuant to provisions of relevant acts of industrial property rights, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TURKPATENT acts as a mediator in the performance of license transactions, acts as an expert before the courts, guides technological transfers and submits such information for the benefit of the public, cooperates with national/international institutions, and ensures the implementation of agreements in the field of industrial property rights.

TURKPATENT has prepared three strategy documents in coordination with the relevant governmental and non-governmental institutions on Industrial Property Rights (“IPRs”). The new Design Strategy Paper and Action Plan document, which covers the period from 2018 to 2020, was adopted by the Higher Planning Council on June 18, 2018. The new IP Strategy Document for the period from 2019 to 2023 was drafted and submitted to the President’s Office for final approval as an obligation of the Presidency’s 100-Day Work Plan.

As a founding member of the World Trade Organization (“WTO”), Turkey adopted its contemporary national industrial property legislation in 1995. Turkey’s intellectual property legislation was reviewed successfully by the WTO Member States during the Trade Policy Review Mechanism of the WTO, amongst other obligations arising from the WTO Agreements, on March 15-17, 2016. Turkey’s intellectual property legislation was further updated and the new Turkish Industrial Property Code No: 6769, entered into force on January 10, 2017. The IP Code No: 6769 brought a number of substantial changes in the Turkish intellectual property system, including updates in administrative structure and capacity of TURKPATENT, which changed its previous title (Turkish Patent Institute) to the new “Turkish Patent and Trademark Office”.

In April 2016, Turkey’s application to become an International Search and Examination Authority (“ISEA”) for the patent applications through Patent Cooperation Treaty was approved by the Committee of World Intellectual Property Organization (“WIPO”), a specialized agency of United Nations. As of October 2016, TURKPATENT is officially an ISEA.

There are 13 IPR criminal courts (7 of which are operational) and 14 IPR civil courts (11 of which are operational) in Turkey. The Council of Judges and Prosecutors decides the number of courts needed to be in operation based on the number of cases. If the number of filed or pending cases is lower than the workload threshold, the court’s functioning is suspended temporarily. If the number of filed or pending cases is greater than workload threshold, the court will be operational again.

The TURKPATENT currently administers bilateral cooperation protocols with the Industrial Property Offices of the following countries: Albania, Azerbaijan, Austria, Brazil, Bulgaria, Czech Republic, People’s Republic of China, Denmark, Germany, Morocco, France, South Korea, Georgia, Islamic Republic of Iran, Spain, Sweden, Italy, Japan, Kirgizstan, Macedonia, Mongolia, Moldova, Pakistan, Romania, Russian Federation, Serbia, Syria, Tajikistan, Tunisia and Uzbekistan.

Table 17

Statistics Regarding Industrial Property Rights Applications	2015	2016	2017	2018	2019
Number of Patent Applications	13,958	16,778	19,283	18,504	19,916
Number of Utility Model Applications	3,583	3,534	3,320	2,770	2,971
Number of Trademark Applications	110,679	107,176	121,108	120,008	134,353
Number of Industrial Design Applications	8,896	8,840	9,009	9,202	10,346

Source: TURKPATENT

Table 18

Statistics Regarding Industrial Property Rights Registrations/Grants	2015	2016	2017	2018	2019
Number of Patent Granted	10,100	11,074	12,424	13,882	13,720
Number of Utility Model Issued	2,767	2,441	2,088	335	690
Number of Trademarks Registered	83,027	97,085	85,573	105,996	83,409
Number of Industrial Designs Registered	9,225	9,364	9,890	8,521	39,889

Source: TURKPATENT

SOCIAL SECURITY SYSTEM

The defined benefit social security system in Turkey has been run by the Social Security Institution (the “SSI”) since 2006. The SSI is responsible for conducting all operations of the active/passive insured and their dependents regarding retirement and health services. In 2008, the social security system was amended by the Social Security and Universal Health Insurance Law (Law No. 5510).

The most important parameters of the social security system are provided in the table below.

Table 19

	Before the Reform	After the Reform (Law 5510)
Retirement Age (women/men)	58 / 60 (for new entries)	Gradual increase to 65 for both genders starting from 2036

Contribution Period • Workers • Others	7000 days 9000 days	7200 days 9000 days

Valorization of Contribution for Workers and Self-Employed	100% real GDP growth + 100% CPI	30% real GDP growth + 100% CPI

Replacement Rate
• Civil servant • Others	50% + 1% for each year 3.5% for the first 10 years; 2% for the next 15 years; 1.5% for the remaining years	2% for each year

Source: UT

The most important features of the reform are eliminating the gap among insured in terms of services and repressing the deficit of the system. Total budgetary transfers to the SSI were 4.6% of GDP in 2019.

Table 20

Revenues and Expenditures of Social Security Institution (in billions of Turkish Lira)	2015	2016	2017	2018	2019
Revenues	220	256	289	369	424
Expenditures	232	277	313	385	464
Rev.—Exp.	-11	-21	-24	-16	-40
Budgetary Transfers (“BT”)	79	108	128	151	197
BT as % of GDP	3.4%	4.1%	4.1%	4.1%	4.6%

Source: Social Security Institution

The goals of the reform in health services are implementation of Universal Health Insurance which covers the entire population, countrywide implementation of family medicine and easier access to all health care services by the insured.

The compulsory unemployment insurance system was introduced in 1999. The Turkish Employment Agency is responsible for all transactions and services related to unemployment insurance. Contribution rates for unemployment insurance are 2% for the employer, 1% for the employee and 1% for the State based on the employee’s gross salary. As of December 31, 2019, the total asset value of the Unemployment Insurance Fund was TL 131.5 billion.

Private Pension System

Law No. 4632 (Private Pension Savings and Investment System Law) (a) establishes the regulation and supervision of the private pension system which is complementary to the state social security system on the basis of voluntary participation and a fully-funded defined contribution, directing private pension savings to long term investments, (b) improves welfare level during retirement by providing a supplementary pension income, and (c) contributes to economic development by creating long-term resources for the economy and thereby increasing opportunities for employment. The Private Pension Savings and Investment System commenced on October 27, 2003.

Law No. 6327, effective on January 1, 2013, establishes a state match of 25% for the contributions made by the system participants, which is capped at 25% of the annual gross minimum wage for each participant. As a result of Law No. 6327, the number of new participants who have entered into the system has increased by approximately 3.7 million between 2013 and 2019.

“Automatic Enrollment” that is applied to workplace-based private pension schemes, commenced on January 1, 2017, and is based on Law No. 6740 amending the Private Pension Savings and Investment System Law No. 4632. Under Automatic Enrollment, employees are automatically enrolled in a private pension scheme by their employers using a certificate based upon the pension contract between the employer and the pension company, but have the discretion to opt out of the scheme at any time. The state matching required by Law No. 6327 also applies to Automatic Enrollment, with additional incentives of a welcoming bonus and an additional state match of 5% for the contributions of any employee who elects to receive his or her retirement benefit as an annuity product.

As of the end of 2019, in the individual-voluntary pension system, there were 17 pension companies, 6,871,131 participants, and 8,202,749 active pension contracts. As of the end of 2019, there were 5,354,242 employees enrolled in the Automatic Enrollment program and 6,389,681 certificates. The total amount of funds held by all pensions was TL 101.9 billion (and TL 119.1 billion including state match contributions) and the total fund size was TL 8.2 billion in the Automatic Enrollment program as of 2019 year-end.

EXCHANGE RATES AND EXCHANGE POLICIES

Turkey adopted the floating exchange rate regime in 2001 and the Central Bank began to practice the inflation targeting regime in 2006. The Central Bank continued to implement the floating exchange rate regime along with the inflation targeting framework in 2013 through 2019.

The principles regarding foreign exchange transactions are set forth in the Decree No. 32 on the Protection of the Value of Turkish Currency. Pursuant to this Decree, foreign exchange (“FX”) shall be freely imported into and exported from the country, residents and non-residents may freely keep and transfer foreign exchange abroad through banks. Taking out foreign currency banknotes greater than €10,000 or its equivalent shall be made in accordance with the principles set forth by the Ministry of Treasury and Finance. The

Central Bank, banks and other establishments determined by the Ministry of Treasury and Finance shall conduct foreign exchange transactions specified by this Decree.

Additionally, to prevent the exposure of economic actors that do not have adequate foreign exchange income to exchange rate risk, a new regulatory framework for FX credit acquisition has been introduced. This regulation has become effective as of May 2, 2018. According to this regulation, companies with an outstanding FX loan balance below U.S.$15 million will be eligible for using FX loans limited with their total FX revenues of the last three consecutive fiscal years. Companies residing in Turkey with no foreign currency income may not use foreign currency loans, subject to a number of exceptions set forth in the Capital Movement Circular. The new regulation also bans FX-indexed loans. In addition, on November 6, 2018, a new regulation became effective regarding the procedures and principles regarding the repatriation of export proceeds. According to this regulation, the repatriation of such proceeds shall be finalized within 180 days from the date of dispatch of goods.

The CBRT will continue to implement a floating exchange rate regime. Under the current regime, the foreign exchange supply and demand are mainly determined by economic fundamentals, the monetary and fiscal policies implemented, international developments and expectations. The CBRT has no nominal or real exchange rate target. Nevertheless, if the exchange rate movements do not reflect the economic fundamentals and affect the price stability, the CBRT will take necessary measures to prevent excessive volatility.

Following the tapering signal by the U.S. Federal Reserve Board in May 2013, most emerging countries’ risk premiums exhibited an upward trend until late 2013. Accompanied with domestic risk factors, the Turkish Lira lost value against major currencies (e.g. U.S. Dollar, Euro) beyond what peer emerging countries have experienced. To contain potential risks due to currency depreciation (e.g. a rise in inflation due to pass through), the CBRT implemented additional monetary tightening and conducted foreign exchange selling auctions. There were also increases in the upper limit of the interest rate corridor in mid-2013.

In the beginning of 2014, the CBRT delivered a front-loaded monetary tightening and simplified its operational framework. During the same time period, the CBRT provided FX liquidity to the market by direct currency intervention and daily FX sale auctions. Considering the developments in FX volatility, the limits on daily FX sales were revised several times which set the minimum amount between U.S.$10 million to U.S.$50 million. Further, the required portion of the FX requirements of energy-importing state economic enterprises (“SEEs”) was met directly by the Undersecretariat of the Treasury and the CBRT as of December 17, 2014.

To further strengthen the Central Bank’s FX reserves, the Central Bank increased the export rediscount credits limits several times during 2013 and 2014. In sum, export rediscount credits added U.S.$12.7 billion in 2013 and U.S.$13.0 billion in 2014 to the Central Bank’s net international reserves. Overall, international reserves of the Central Bank reached U.S.$127.3 billion as of the end of 2014.

In order to maintain balanced growth and capital inflows for the upcoming global monetary policy normalization, the CBRT changed the foreign exchange deposit rates that apply to banks borrowing from the CBRT within their borrowing limits through the FX Deposit Market. As of October 9, 2014, the rates for one-week maturity borrowings from the CBRT were reduced from 10.0% to 7.5% for the U.S. Dollar and from 10.0% to 6.5% for the Euro. Moreover, in consideration of the increase in banks’ balance sheets and in CBRT’s international reserves, the CBRT raised the banks’ transaction limits at the Foreign Exchange and Banknotes Markets from U.S.$10.8 billion to U.S.$21.62 billion as of December 10, 2014.

On August 18, 2015, the CBRT released a road map regarding policies to be implemented before and during the normalization of global monetary policies. Thus, adjustments were made in the policies regarding interest rate and Turkish Lira liquidity, foreign exchange liquidity and financial stability to be implemented before and during the normalization. Accordingly, measures were taken to enhance the flexibility of the foreign exchange liquidity policy and bolster core liabilities and long-term borrowing to support financial stability before and during the global monetary policy normalization.

In 2015, given the expected normalization in global monetary policies, the CBRT continued to lower the interest rates on FX deposits that banks can borrow from the CBRT within their borrowing limits in the FX Deposit Market. Throughout 2015, the CBRT lowered the 1-week FX deposit interest rate. By August 2015, rates had declined to 2.75% (down from 7.5% earlier in the year) for U.S. Dollars and 1.25% (down from 6.5% earlier in the year) for Euros. On September 1, 2015, in order to enhance the flexibility of the foreign exchange liquidity management, transaction limits for banks at the CBRT Foreign Exchange and Banknotes Markets were raised by approximately 130% to U.S.$50 billion. The arrangements served as a buffer for the banking sector to boost confidence in financial markets.

On February 27, 2015, the CBRT began to set the FX sale auction amount on a daily basis in order to gain flexibility in FX liquidity policy against market volatility. To this end, as of August 19, 2015, on days when deemed necessary, the CBRT might increase the FX selling auction amount by up to U.S.$70 million above the pre-announced minimum amount. Moreover, throughout 2015, the CBRT continued to provide the required portion of the FX requirements of energy-importing SEEs. The CBRT raised the limits of export rediscount credits on January 23, 2015, and widened the scope of firms that can utilize these loans. These changes will enable exporters and the services sector firms, which have FX-denominated earnings, to make higher utilization of the CBRT rediscount credits.

In 2016, development and investment banks’ borrower funds were included in the liabilities subject to reserve requirements. The CBRT did not hold any FX selling auctions after April 28, 2016.

To expand the utilization of the rediscount credit facility and increase the contribution of rediscount credits to the CBRT’s FX reserves, the CBRT increased the limit of rediscount credits from U.S.$17 billion to U.S.$20 billion on July 25, 2016. Rediscount credits added U.S.$15 billion in 2016 and U.S.$12.5 billion in 2017 to the Central Bank’s net international reserves.

On February 17, 2017, it was announced that repayments of rediscount credits for export and foreign exchange earning services lent before January 1, 2017 and due by May 31, 2017, could be made in Turkish Liras provided that they are paid at maturity. On November 6, 2017, the Central Bank determined that the repayments of rediscount credits for export and foreign exchange earning services due by February 1, 2018, could be made in Turkish Liras at an exchange rate of TL 3.70 for 1 U.S. Dollar, TL 4.30 for 1 Euro, and TL 4.80 for 1 GBP, provided that they are paid at maturity, and provided further that if the exchange rate on the date of the credit extension is higher than the aforementioned rates, the exchange rate on such date would be applicable.

On May 25, 2018, considering the developments in the market and high volatility in exchange rates, it was decided that the repayments of rediscount credits for export and foreign exchange earning services that were extended before May 25, 2018, which would be due by July 31, 2018, could be made in Turkish Lira at an exchange rate of 4.20 for U.S. Dollars, 4.90 for Euros, and 5.60 for GBP, provided that they were paid at maturity. In case the exchange rate on the date of credit extension is higher than these rates, the exchange rate on the date of credit extension would be applicable in credit repayment. Rediscount credits added U.S.$14.9 billion to the Central Bank’s international reserves in 2018.

During the course of 2019, several technical adjustments in export rediscount credits were made, but the limits, extension and repayment procedures remained unchanged. In 2019, export rediscount credits added U.S.$22.7 billion to the Central Bank’s international reserves.

On January 17, 2017, the CBRT opened the Foreign Exchange Deposits against Turkish Lira Deposits market with the aim of enhancing flexibility and instrument diversity of the Lira and FX liquidity management. In 2017, the CBRT provided up to U.S.$6.25 billion of temporary FX liquidity through foreign exchange deposits against Turkish Lira deposits auctions.

In 2018, the CBRT continued to conduct Foreign Exchange Deposits against Turkish Lira Deposits auctions and with revisions made throughout the year, the auction amount was reduced to U.S.$500 million from U.S.$1.5 billion, the highest level in 2018.

Further, on November 18, 2017, the CBRT launched the Turkish Lira-settled forward foreign exchange sale auctions. The maximum outstanding volume of Turkish Lira-settled forward foreign exchange sale auctions reached U.S.$8.00 billion as of August 2018. Since December 31, 2018, the CBRT has not conducted any Turkish Lira-settled forward foreign exchange sale auction.

In 2018, in response to elevated exchange rate volatility and unhealthy price formations in the market, the CBRT expanded its instrument set and used these instruments optimally to ensure efficient functioning of the markets and to support the transmission mechanism. Accordingly, the CBRT started to make Turkish Lira-settled forward foreign exchange transactions with corporate and retail investors at the Derivatives Market (VIOP) operating under Borsa İstanbul (BIST). In 2018, the CBRT also continued to hold Turkish Lira-settled forward FX sale auctions.

On November 1, 2018, TL currency swap market was opened to enhance banks’ efficiency in TL and FX liquidity management. These transactions are conducted at one-week maturities via quotation method with banks and the maximum amount for these transactions is determined in line with market needs. As of December 20, 2019 the transactions were limited to 20% of the banks’ pre-determined transaction limits at the Foreign Exchange and Banknotes Market. The CBRT also conducts foreign exchange Turkish Lira swap transactions with maturities longer than one week in USD and euro in the organized swap market under the Borsa Istanbul. Considering rise in the amount of Turkish lira funding that banks demanded from CBRT, FX Deposits against TL Deposits actions were suspended in March 2019. On August 5, 2019, the CBRT decided that Turkish Lira currency swap transactions conducted via quotation method, would also be executed with one, three and six month maturities via traditional auction (multiple price) method. The total limit of outstanding swap transactions at the Turkish Lira currency swap market lowered from 40% to 20% of banks’ total transaction limits at the Foreign Exchange and Banknotes Markets and a limit of 20% was defined for transactions to be conducted via the auction method.

On May 7, 2019, the CBRT opened a Turkish Lira Gold Swap Market (for transactions on the buy side) to increase the effectiveness of bank’s liquidity management and contribute to bringing gold savings into the financial system. Moreover, Foreign Exchange Gold Swap Market (for transactions on both the buy and sell sides) was introduced on October 1, 2019. Regarding the gold swap facilities the total amount of gold swap transactions is set at 112 tons each for the FX- Gold Swap Market buy-side transactions and the Turkish Lira Gold Swap Market transactions and in FX- Gold Swap Market the total amount of transactions on the sell-side is set at 100 tons. This amount has been allocated to banks based on their transaction limits at the Foreign Exchange and Banknotes Market.

The following table displays the average and the period-end rates of exchange of Turkish Lira per U.S. Dollar, Euro, and Japanese Yen and against the U.S. Dollar-Euro currency basket:

Table 21

Exchange Rates

Period Average Year	Turkish Lira per U.S. Dollar	Turkish Lira per Euro	Turkish Lira per 100 Japanese Yen	Turkish Lira per Currency Basket*
2015	2.72	3.02	2.24	2.87
2016	3.02	3.34	2.77	3.18
2017	3.65	4.12	3.24	3.89
2018	4.81	5.66	4.34	5.24
2019	5.67	6.35	5.19	6.01

*	The basket consisting of U.S.$0.5 and €0.5.

Source: CBRT

INTERNATIONAL LENDING

From January 1, 2015 to June 30, 2016, under the World Bank-Turkey Country Partnership Strategy 2012-2016 (the “CPS”), Turkey received U.S.$425 million in financing from the International Bank for Reconstruction and Development (“IBRD”). Additionally, between July 1, 2016 and December 31, 2019, Turkey received approximately U.S.$3.84 billion from IBRD resources under the new World Bank-Turkey Country Partnership Framework 2017-2023 (the “CPF”). Therefore, total financing from IBRD resources between January 2015 and December 2019 reached almost U.S.$4.3 billion. This IBRD package consists of development policy loans and investment loans.

The CPS and CPF provide financing for private sector investments through the International Finance Corporation (“IFC”), and guarantees for non-commercial risks through the Multilateral Investment Guarantee Agency (“MIGA”). IFC and MIGA are members of the World Bank Group. During the CPS period of 2012-2016 Turkey became IFC’s second largest client globally, and IFC’s own account investments in Turkey reached U.S.$3.58 billion in long-term finance at the end of the CPS. Additionally, Turkey received approximately U.S.$1.9 billion from IFC between July 1, 2016 and December 31, 2019. MIGA’s guarantee gross exposure reached almost U.S.$3.0 billion in the same period.

A summary of the program and investment loans approved by IBRD between January 1, 2015, and December 31, 2019, are as follows:

Table 22

	Original Amount	U.S. Dollar Equivalent	Board Approval	Loan Agreement	Spread	Interest Rates*	Maturity Dates
Program Loans
Resilience, Inclusion and Growth DPL	€350,900,000	$400,000,000	August 29, 2017	September 11, 2017	Fixed	EURIBOR+0.55%	January 15, 2028
Investment Loans
Health System Strengthening and Support Project	€120,000,000	$134,300,000	September 21, 2015	September 30, 2015	Variable	EURIBOR+0.48%	February 15, 2026
Land Registry and Cadastre Modernization	€81,000,000	$90,590,000	October 15, 2015	November 30, 2015	Variable	EURIBOR+0.48%	February 15, 2026
Micro Small & Medium Enterprise and Large Enterprise Supply Chain Finance	$200,000,000	$200,000,000	December 22, 2015	December 28, 2015	Fixed	LIBOR+0.95%	September 15, 2035
Long Term Export Financing	$300,000,000	$300,000,000	July 26, 2016	October 24, 2016	Variable	LIBOR+0.78%	July 15, 2038
Geothermal Development Project	$250,000,000	$150,000,000	November 1, 2016	November 30, 2016	Variable	LIBOR+0.88%	September 15, 2044
		$100,000,000					August 15, 2041
Trans-Anatolian Natural Gas Pipeline Project	$400,000,000	$400,000,000	December 20, 2016	December 26, 2016	Fixed	LIBOR+1.30%	December 1, 2040
Sustainable Cities Project	€121,200,000	$132,768,000	December 20, 2016	December 26, 2016	Fixed	EURIBOR+1.40%	September 15, 2046
Sustainable Cities Project – 2	€73,500,000	$91,540,000	April 12, 2018	May 16, 2018	Fixed	EURIBOR+1.25%	March 15, 2048
Gas Storage Expansion Project	$600,000,000	$600,000,000	May 22, 2018	June 11, 2018	Fixed	LIBOR+1.20%	November 15, 2040
Inclusive Access to Finance	$400,000,000	$400,000,000	May 22, 2018	June 27, 2018	Variable	LIBOR+0.89%	April 15, 2047
Irrigation Modernization Project	€222,300,000	$252,000,000	January 22, 2019	February 15, 2019	Fixed	EURIBOR+50%	July 15, 2029
Sustainable Cities Project 2 – Add. Finance	€500,000,000	$560,600,000	May 24, 2019	July 10, 2019	Fixed	EURIBOR+145%	May 15, 2049
Disaster Risk Management in Schools Project	€267,600,000	$300,000,000	June 20, 2019	August 8, 2019	Fixed	EURIBOR+70%	January 15, 2030
Turkey Energy Efficiency in Public Buildings	€135,900,000	$150,000,000	November 5, 2019	December 12, 2019	Fixed	EURIBOR+50%	January 15, 2030

*	For the variable spread loans, the spread rates are determined quarterly by the World Bank (https://treasury.worldbank.org/en/about/unit/treasury/ibrd-financial-products/lending-rates-and-fees#a).

A note purchase agreement between the IMF and the Central Bank of the Republic of Turkey became effective on October 17, 2013. Under this agreement, Turkey has agreed to contribute up to U.S.$5 billion to the IMF, to be counted as part of its international reserves. Currently, the legal procedure for the extension of the IMF-Turkey Bilateral Borrowing Agreement for a new term is under process.

An IMF staff mission made two separate visits to Turkey during 2015. The first visit occurred between April 22 and 29, 2015, and the second visit occurred between October 15 and 22, 2015. The IMF staff visited to discuss with heads and technical teams of several fiscal, financial and monetary agencies, recent economic developments and preparations for the regular 2015 Article IV consultation discussions. On March 25, 2016, the Executive Board of the IMF concluded the Article IV consultation with Turkey, and the staff report was published on April 22, 2016.

An IMF staff mission made two separate visits to Turkey during 2016. The first visit occurred between January 20, 2016, and February 1, 2016, and the second visit occurred between October 19 and 31, 2016. The IMF staff visited to discuss recent economic developments and monetary and fiscal policies. The latest Article IV report, published in February 2017, noted the resilience of the Turkish economy in the face of increasing challenges, as well as the authorities’ efforts to avoid an excessive slowdown in the near-term and stressed vulnerabilities of the economy, including high inflation, external imbalances, and substantial reliance on external financing. The IMF welcomed the authorities’ steps to simplify the monetary policy framework. The IMF emphasized the need to advance on the policy reform agenda, with a view to increasing domestic savings, while welcoming the progress made to reform the voluntary pension system and raising potential growth.

In 2015, Turkey requested Financial Sector Assessment Program (“FSAP”) update to be performed in 2016. During 2016, the IMF and World Bank staff mission visited Turkey three times for the 2016 FSAP update. In addition to the Financial System Stability Assessment and Financial Sector Assessment reports, which were the main documents that resulted from the 2016 FSAP update, detailed assessment reports on insurance and banking sectors and financial market infrastructures were produced. These reports were published on February 3, 2017. As part of the 2016 FSAP update, stability and soundness of the Turkish Financial System were examined in detail and potential risks and vulnerabilities were addressed. The report noted the progress made in the financial stability of the system, while raising concerns regarding dependence on external and foreign currency financing. The staff stated that the oversight and management of systemic risks has been strengthened since the previous FSAP. The staff also noted that the related authorities started to take necessary actions to address the identified potential weaknesses.

The IMF mission visited Turkey from May 4, 2017 to May 11, 2017 in preparation for the Article IV regular consultations.

An IMF staff mission visited Turkey from January 31, 2018 and February 13, 2018 in order to discuss recent economic developments and monetary and fiscal policies for 2018. On April 30, 2018, the staff report was published. The Article IV report underlined that the Turkish economy had recorded a strong recovery and an impressive economic growth and job creation after the 2016 failed coup attempt. The report highlighted that the large fiscal stimulus, including increased public-private partnership activity, temporary tax breaks, continued minimum wage subsidies, employment incentive schemes and policy-driven credit impulse boosted consumption and investments throughout the year, brought strong economic recovery. The IMF welcomed the authorities’ steps towards the monetary tightening. The IMF also emphasized the need to contain the overall fiscal and quasi-fiscal stimulus.

From September 12, 2019 to September 23, 2019, the IMF mission visited Turkey to hold discussions for the 2019 Article IV regular consultation. On December 9, 2019, the Executive Board of the IMF concluded the Article IV consultation with Turkey and the staff report was published on December 26, 2019. In this report, improved economic growth performance thanks to policy stimulus and favorable market conditions following the sharp lira depreciation in late-2018 was underscored. The report noted the recovery in lira and a remarkable adjustment in the current account. However, the IMF also emphasized the need for reforms to address vulnerabilities, strengthen policy credibility and boost productivity to achieve strong and sustainability growth over the medium term.

The Islamic Development Bank Group (“IDBG”) has provided more than U.S.$11.5 billion in financing between 1976 and 2019. Turkey has ranked fourth in terms of cumulative approvals among IDBG members. Particularly in 2019, the IDBG provided financing of more than U.S.$300 million.

As one of the founding members, Turkey became a recipient country of the European Bank for Reconstruction and Development (“EBRD”) in 2008. Turkey holds the Director position permanently representing Turkey, Romania, Azerbaijan, Moldova and Kyrgyz Republic at the Board of Directors of EBRD. As of the end of 2019, EBRD has provided approximately €12.3 billion of financing for projects in Turkey, almost entirely in the private sector. The annual bank investment (signed operations) of EBRD in Turkey was €1.0 billion in 2019. Turkey has been the largest individual recipient on average between 2015-2019 at the EBRD. The EBRD leads Turkey’s operations under a separate managing director in two resident offices in Istanbul and Ankara.

Turkey is one of the founding members of the Black Sea Trade and Development Bank (“BSTDB”). As of May 31, 2020, Turkey represents the greatest share (23.8%) of the bank’s active portfolio in terms of signings. In 2019, BSTDB’s total signings in Turkey were €174.2 million. Country Strategy 2019-2022 for Turkey was also approved in 2019 with a financing target of €400 million.

Turkey signed a total of €1.2 billion, €1.2 billion, €100.0 million and €386.0 million worth of various financing agreements with the European Investment Bank in 2015, 2016, 2017 and 2018, respectively. Turkey did not secure any financing from the European Investment Bank in 2019.

Turkey is one of the founding members of the Council of Europe Development Bank (the “CEB”). The CEB provided €700.0 million of financing for projects in Turkey from 2015 to 2019.

In 2016, Turkey signed a loan agreement for a €250.0 million loan with the KreditanstaltfürWiederaufbau (“KfW”). On the other hand, in 2019, KfW provided on-lending financing in the amount of €58,624,861.94 to the Development and Investment Bank of Turkey for the “Municipal Infrastructure Investment Loan” and the “Solar Energy Project”.

Between 2015 and 2019, Turkey provided 2 program loans totaling €300 million from the French Development Agency (“AfD”) to support Turkey’s ambitious program of afforestation and erosion control works.

Turkey is one of the founding members of the Asian Infrastructure Investment Bank (“AIIB”), established in January 2016. Turkey assumed the Director position representing Turkey, Pakistan, Azerbaijan, Georgia, Kyrgyz Republic and Brunei Darussalam at the Board of Directors of AIIB until the beginning of 2020. Turkey signed the first loan agreement with AIIB for U.S.$600.0 million on June 27, 2018 and after that a guarantee agreement in the amount of U.S.$200.0 million was signed on September 28, 2018. AIIB provided a total of U.S.$1.4 billion of financing for projects in Turkey in 2018 and 2019. On December 10, 2019, Turkey and AIIB signed a guarantee agreement for Renewable Energy and Energy Efficiency Project, with an amount of U.S.$200 million.

FOREIGN TRADE AND BALANCE OF PAYMENTS

FOREIGN TRADE

In 2015, exports decreased by 9.3% to U.S.$151.0 billion and imports decreased by 14.9% to U.S.$213.6 billion. In 2016, exports decreased by 1.1% to U.S.$149.2 billion and imports decreased by 5.4% to U.S.$202.2 billion. In 2017, exports increased by 10.2% to U.S.$164.5 billion and imports increased by 18.1% to U.S.$238.7 billion. In 2018, exports increased by 7.7% to U.S.$177.2 billion and imports decreased by 3.2% to U.S.$231.2 billion. In 2019, exports increased by 2.1% to U.S.$180.8 billion and imports decreased by 9.0% to U.S.$210.3 billion.

The trade deficit and the current account deficit were U.S.$62.6 billion and U.S.$27.3 billion, respectively, in 2015 and U.S.$52.9 billion and U.S.$26.8 billion, respectively, in 2016. The trade deficit and the current account deficit were U.S.$74.2 billion and U.S.$40.6 billion, respectively, in 2017, and U.S.$54.0 billion and U.S.$20.7 billion, respectively, in 2018. The current account balance recorded a surplus in 2019. The trade deficit and the current account surplus were U.S.$29.5 billion and U.S.$8.7 billion, respectively, in 2019.

The composition of exports has shifted substantially from agricultural products to industrial products. In 2015, textiles and clothing products decreased by 10.3% to U.S.$26.7 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 5.7% to U.S.$ 78.6 billion. In 2016, textiles and clothing products decreased by 0.1% to U.S.$26.6 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 1.7% to U.S.$ 79.9 billion. In 2017, textiles and clothing products increased by 1.7% to U.S.$27.1 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 11.8% to U.S.$89.3 billion. In 2018, textiles and clothing products increased by 2.8% to U.S.$27.8 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture increased by 6.7% to U.S.$95.4 billion. In 2019, textiles and clothing products increased by 0.04% to U.S.$27.9 billion and exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 1.3% to U.S.$94.1 billion.

Turkey’s principal trading partners have traditionally been EU member countries. In 2015, EU member countries accounted for 37.4% of total exports and 35.9% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.6% of total exports in 2015. In 2016, EU member countries accounted for 40.2% of total exports and 37.2% of total imports. The largest total export market for Turkish products was Germany, which accounted for 10.2% of total exports in 2016. In 2017, EU member countries accounted for 41.3% of total exports and 34.3% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.9% of total exports in 2017. In 2018, EU member countries accounted for 43.7% of total exports and 33.3% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.2% of total exports in 2018. In 2019, EU member countries accounted for 42.4% of total exports and 32.3% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9.2% of total exports in 2019.

The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:

Table 23

Terms of Trade-Foreign Trade, Value, Volume

(in billions of U.S. dollars unless otherwise indicated)	2015	2016	2017	2018	2019
Exports f.o.b. (1)	151.0	149.2	164.5	177.2	180.8
Imports c.i.f. (2)	213.6	202.2	238.7	231.2	210.3
Consumption goods	30.7	30.0	30.8	25.4	21.2
Capital goods	35.7	36.0	33.4	30.1	26.1
Intermediate goods	146.8	135.8	173.7	174.8	162.5
Total Exports
Value	-9.3	-1.1	10.2	7.7	2.1
Price	-9.6	-4,5	1,3	2,4	-4,3
Volume(3)	1.0	3.7	9.0	4.7	6.8
Total Imports(2)
Value	-14.9	-5.4	18.1	-3.2	-9.0
Price	-15.6	-9.2	7,5	5,5	-4,1
Volume(3)	1.3	5.4	9.6	-8.4	-3.6
Terms of Trade	6.7	3.9	-5.6	-2.6	0.4

(1)	Excluding transit trade and shuttle trade.
(2)	Excluding transit trade and non-monetary gold.
(3)	Volume changes are obtained by dividing value changes by price changes.

Source: TURKSTAT

The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:

Table 24

Exports (FOB)* by Sectors and Commodity

(thousands of U.S. Dollars and percent changes)	2015	2016	2017	2018	2019	16/15	17/16	18/17	19/18
Agriculture, forestry and fishing	5,293,786	5,686,894	5,579,339	5,846,649	5,588,578	7.43	-1.89	4.79	-4.41
Crop and animal production hunting and related service activities	4,908,465	5,259,186	5,112,795	5,337,306	5,052,097	7.15	-2.78	4.39	-5.34
Forestry and logging	17,050	13,735	15,778	23,616	19,165	-19.44	14.87	49.68	-18.85
Fishing and aquaculture	368,271	413,973	450,767	485,727	517,317	12.41	8.89	7.76	6.50
Mining and quarrying	2,777,874	2,656,468	3,497,939	3,393,751	3,200,270	-4.37	31.68	-2.98	-5.70
Mining of coal and lignite	3,255	1,576	5,263	5,632	4,148	-51.58	233.87	7.02	-26.35
Extraction of crude petroleum and natural gas	168,260	133,728	149,966	166,144	224,936	-20.52	12.14	10.79	35.39
Mining of metal ores	990,983	910,053	1,378,920	1,304,528	1,201,037	-8.17	51.52	-5.39	-7.93
Other mining and quarrying	1,615,375	1,611,110	1,963,790	1,917,446	1,770,149	-0.26	21.89	-2.36	-7.68
Manufacturing	142,267,945	140,346,020	154,698,118	167,064,019	171,219,886	-1.35	10.23	7.99	2.49
Manufacture of food products	12,418,086	11,623,585	12,347,652	12,760,886	13,436,541	-6.40	6.23	3.35	5.29
Manufacture of beverages	286,854	244,349	271,833	318,349	307,822	-14.82	11.25	17.11	-3.31
Manufacture of tobacco products	584,337	659,651	604,090	631,581	652,960	12.89	-8.42	4.55	3.39
Manufacture of textiles	11,140,440	11,143,202	11,455,863	11,649,278	11,505,903	0.02	2.81	1.69	-1.23
Manufacture of wearing apparel	15,523,080	15,487,732	15,636,409	16,198,603	16,353,993	-0.23	0.96	3.60	0.96
Manufacture of leather and related products	1,122,276	1,119,161	1,235,195	1,406,393	1,463,880	-0.28	10.37	13.86	4.09
Manufacture of paper and paper products	1,796,594	1,909,922	2,210,619	2,419,939	2,540,851	6.31	15.74	9.47	5.00
Printing and reproduction of recorded media	18,187	15,198	20,606	38,612	20,167	-16.44	35.59	87.38	-47.77
Manufacture of coke and refined petroleum products	4,810,029	3,165,297	4,489,599	5,437,301	7,686,278	-34.19	41.84	21.11	41.36
Manufacture of chemicals and chemical products	6,965,259	6,421,114	7,377,428	8,768,550	9,420,629	-7.81	14.89	18.86	7.44

Manufacture of basic pharmaceutical products and pharmaceutical preparations	1,106,061	974,860	1,015,575	1,315,779	1,439,838	-11.86	4.18	29.56	9.43
Manufacture of rubber and plastics products	6,659,086	6,505,415	7,068,365	7,846,137	7,981,813	-2.31	8.65	11.00	1.73
Manufacture of other non metallic mineral products	3,910,862	3,682,357	3,817,725	4,199,046	4,747,550	-5.84	3.68	9.99	13.06
Manufacture of basic metals	17,688,144	17,874,339	18,924,011	19,287,374	16,892,744	1.05	5.87	1.92	-12.42
Manufacture of fabricated metal products except machinery and equipment	7,177,171	6,865,449	7,482,327	8,447,882	8,723,521	-4.34	8.99	12.90	3.26
Manufacture of computer electronic and optical products	3,251,659	2,678,531	2,744,168	2,798,406	2,766,560	-17.63	2.45	1.98	-1.14
Manufacture of electrical equipment	9,517,073	9,473,609	10,087,861	11,108,883	11,304,727	-0.46	6.48	10.12	1.76
Manufacture of machinery and equipment n.e.c.	7,813,492	7,510,796	8,555,803	10,333,000	11,155,616	-3.87	13.91	20.77	7.96
Manufacture of motor vehicles trailers and semi trailers	20,233,067	22,769,639	27,206,771	29,836,008	28,655,918	12.54	19.49	9.66	-3.96
Manufacture of other transport equipment	2,533,001	2,539,613	3,794,634	3,084,142	3,736,709	0.26	49.42	-18.72	21.16
Manufacture of furniture	2,072,896	2,038,435	2,159,423	2,652,632	3,067,663	-1.66	5.94	22.84	15.65
Other manufacturing	4,881,020	4,926,801	5,416,387	5,692,073	6,465,676	0.94	9.94	5.09	13.59
Electricity gas steam and air conditoning supply	73,859	13,590	81,880	99,678	104,451	-81.60	502.50	21.74	4.79
Water supply; sewerage waste management and remediation activities	466,437	453,582	537,900	651,653	584,865	-2.76	18.59	21.15	-10.25
Water collection treatment and supply	43,539	49,464	49,208	46,102	47,020	13.61	-0.52	-6.31	1.99
Sewerage	15	20	1	5	21	32.79	-94.87	420.68	300.11
Waste collection treatment and disposal activities; materials recovery	422,883	404,098	488,691	605,546	537,823	-4.44	20.93	23.91	-11.18
Information and communication	96,138	81,778	89,407	90,675	121,211	-14.94	9.33	1.42	33.68
Publishing activities	77,880	71,769	79,324	81,675	116,488	-7.85	10.53	2.96	42.62
Motion picture video and television programme production sound	18,258	10,009	10,082	9,000	4,723	-45.18	0.73	-10.73	-47.52

Professional scientific and technical activities	1,939	793	763	578	681	-59.10	-3.85	-24.28	17.86
Architectural and engineering activities; technical testing and analysis	1,751	731	640	401	521	-58.23	-12.50	-37.42	30.05
Other professional scientific and technical activities	188	62	123	177	160	-67.13	98.55	44.30	-9.73
Arts entertainment and recreation	4,135	7,869	9,269	21,753	14,118	90.28	17.80	134.68	-35.10
Creative arts and entertainment activities	3,812	7,514	8,959	21,492	12,388	97.10	19.23	139.90	-42.36
Libraries archives museums and other cultural activities	323	355	310	261	1,730	9.73	-12.42	-16.04	563.52
Total	150,982,114	149,246,999	164,494,619	177,168,756	180,834,060	-1.15	10.22	7.70	2.07

*	Excluding shuttle and transit trade

Source: TURKSTAT

The following table presents Turkey’s exports by country for the periods indicated:

Table 25

(in thousands of U.S. dollars and percent share)	2015	2016	2017	2018	2019	2015	2016	2017	2018	2019
Total	150,982,114	149,246,999	164,494,619	177,168,756	180,834,060	100,0	100,0	100,0	100,0	100,0
A-European Union (EU 27)	56,478,649	59,981,416	67,987,332	77,429,205	76,726,707	37.4	40.2	41.3	43.7	42.4
B-Other countries	94,503,465	89,265,583	96,507,288	99,739,551	104,107,353	62.6	59.8	58.7	56.3	57.6
1-Other European Countries	25,302,616	22,055,816	20,229,606	23,921,002	24,445,446	16.8	14.8	12.3	13.5	13.5
2-North African Countries	8,918,833	8,069,446	7,918,462	9,915,077	10,828,938	5.9	5.4	4.8	5.6	6.0
3-Other African Countries	4,212,322	3,833,943	4,318,839	5,173,872	5,794,328	2.8	2.6	2.6	2.9	3.2
4-North American Countries	7,737,839	8,092,611	10,359,398	10,411,462	9,956,776	5.1	5.4	6.3	5.9	5.5
5-Central America and Caraips	935,073	957,812	1,272,574	1,648,509	1,766,889	0.6	0.6	0.8	0.9	1.0
6-South American Countries	1,383,703	1,127,996	1,349,588	1,872,836	1,833,081	0.9	0.8	0.8	1.1	1.0
7-Near and Middle Eastern	34,255,670	33,869,634	38,221,058	32,402,888	35,009,237	22.7	22.7	23.2	18.3	19.4
8-Other Asian Countries	10,977,543	10,272,156	11,924,636	13,302,023	13,399,915	7.3	6.9	7.2	7.5	7.4
9-Australia and New Zealand	631,116	766,460	674,047	825,020	782,359	0.4	0.5	0.4	0.5	0.4
10-Other Countries	148,750	219,710	239,081	266,863	290,384	0.1	0.1	0.1	0.2	0.2
Selected country groups

1-OECD Countries	80,739,350	82,923,010	88,808,003	101,063,783	99,325,879	53.5	55.6	54.0	57.0	54.9
2- EFTA Countries	6,236,602	3,336,916	1,689,568	2,332,242	1,794,638	4.1	2.2	1.0	1.3	1.0
3-Organization of the Blacksea Economic Cooperation	15,425,925	13,800,648	16,580,157	19,390,352	20,446,444	10.2	9.2	10.1	10.9	11.3
4- Organization for Economic Cooperation	10,537,591	10,504,662	9,121,916	8,034,493	8,707,886	7.0	7.0	5.5	4.5	4.8
5-Commonwealth of Independent States	8,111,457	5,593,792	7,204,981	8,502,347	9,557,947	5.4	3.7	4.4	4.8	5.3
6-Turkish Republics	5,777,983	4,358,110	4,540,394	4,417,965	5,107,403	3.8	2.9	2.8	2.5	2.8
7-Organization of Islamic Cooperation	46,599,938	44,347,122	48,627,009	44,841,257	48,767,902	30.9	29.7	29.6	25.3	27.0
Germany	14,490,426	15,164,954	16,356,392	17,353,443	16,617,288	9.6	10.2	9.9	9.8	9.2
United Kingdom	10,822,850	11,961,673	9,932,539	11,473,927	11,278,664	7.2	8.0	6.0	6.5	6.2
Iraq	9,966,656	8,496,076	10,109,827	9,437,007	10,223,356	6.6	5.7	6.1	5.3	5.7
Italy	7,152,827	7,857,667	8,787,949	10,047,453	9,753,024	4.7	5.3	5.3	5.7	5.4
USA	7,019,678	7,262,306	9,259,583	9,072,756	8,970,752	4.6	4.9	5.6	5.1	5.0
Spain	4,948,407	5,228,613	6,584,921	8,121,096	8,138,963	3.3	3.5	4.0	4.6	4.5
France	6,101,381	6,309,389	6,895,251	7,655,340	7,945,631	4.0	4.2	4.2	4.3	4.4
Netherlands	3,352,623	3,843,718	4,190,305	5,100,744	5,761,921	2.2	2.6	2.5	2.9	3.2
Israel	2,806,579	3,054,604	3,504,850	4,022,878	4,463,820	1.9	2.0	2.1	2.3	2.5
Russia	3,684,263	1,792,916	2,869,847	3,652,603	4,152,137	2.4	1.2	1.7	2.1	2.3
Romania	2,924,657	2,801,685	3,315,130	4,137,338	4,073,144	1.9	1.9	2.0	2.3	2.3
UAE	4,935,172	5,542,247	9,267,012	3,254,019	3,627,237	3.3	3.7	5.6	1.8	2.0
Egypt	3,249,097	2,832,073	2,547,809	3,214,750	3,508,791	2.2	1.9	1.5	1.8	1.9
Poland	2,420,266	2,752,851	3,186,757	3,488,043	3,448,844	1.6	1.8	1.9	2.0	1.9
Belgium	2,724,271	2,728,080	3,364,087	4,152,550	3,396,210	1.8	1.8	2.0	2.3	1.9
Saudi Arabia	3,582,769	3,264,123	2,832,804	2,766,394	3,292,797	2.4	2.2	1.7	1.6	1.8
Iran	4,115,205	5,462,154	3,860,566	2,765,863	2,737,240	2.7	3.7	2.3	1.6	1.5
China	2,500,618	2,378,538	3,037,675	3,078,644	2,726,407	1.7	1.6	1.8	1.7	1.5
Bulgaria	1,762,803	2,488,143	2,919,793	2,816,992	2,668,230	1.2	1.7	1.8	1.6	1.5
Morocco	1,371,417	1,489,798	1,686,713	2,036,301	2,347,471	0.9	1.0	1.0	1.1	1.3
Others	51,050,150	46,535,390	49,984,809	59,520,614	61,702,133	33.8	31.2	30.4	33.6	34.1

(1)	Countries are ranked by 2019 figures.

Source: TURKSTAT

In 2015, the value of imports decreased to U.S.$213.6 billion and EU share in Turkey’s import was 35.9%. In 2016, the value of imports decreased to U.S.$202.2billion and EU share in Turkey’s import was 37.2%. In 2017, the value of imports increased to U.S.$238.7 billion and EU share in Turkey’s import was 34.3%. In 2018, the value of imports decreased to U.S.$231.2 billion and EU share in Turkey’s import was 33.3%. In 2019, the value of imports decreased to U.S.$210.3 billion and EU share in Turkey’s import was 32.3%.

In 2015, of the main commodity groups, the share of intermediate goods in total imports was 68.7%, while the shares of capital goods and consumption goods in total imports was 16.7% and 14.4%, respectively. In 2016, of the main commodity groups, the share of intermediate goods in total imports were 67.2%, while the shares of capital goods and consumption goods in total imports were 17.8% and 14.8%, respectively. In 2017, of the main commodity groups, the share of intermediate goods in total imports was 72.8%, while the shares of capital goods and consumption goods in total imports were 14% and 12.9%, respectively. In 2018, of the main commodity groups, the share of intermediate goods in total imports was 75.6%, while the shares of capital goods and consumption goods in total imports were 13% and 11%, respectively. In 2019, of the main commodity groups, the share of intermediate goods in total imports was 77.3%, while the shares of capital goods and consumption goods in total imports were 12.4% and 10.1%, respectively. The following table presents the composition (by Broad Economic Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:

Table 26

(in thousands of U.S. Dollars and percent changes)	2015	2016	2017	2018	2019	16/15	17/16	18/17	19/18
Total	213,619,211	202,189,242	238,715,128	231,152,483	210,345,224	-5.4	18.1	-3.2	-9.0
Capital goods	35,684,221	35,977,511	33,431,087	30,140,278	26,067,878	0.8	-7.1	-9.8	-13.5
Capital goods (except transportations vehicles)	29,289,799	29,806,602	28,567,128	26,600,123	22,377,933	1.8	-4.2	-6.9	-15.9
Transportation vehicles incidental to industry	6,394,422	6,170,908	4,863,959	3,540,154	3,689,946	-3.5	-21.2	-27.2	4.2
Intermediate goods	146,811,494	135,795,991	173,744,146	174,803,246	162,529,967	-7.5	27.9	0.6	-7.0
Unprocessed materials incidental to industry	9,633,344	8,910,332	12,741,708	13,636,977	12,061,505	-7.5	43.0	7.0	-11.6
Processed materials incidental to industry	68,957,657	67,550,018	87,214,499	83,467,984	76,916,988	-2.0	29.1	-4.3	-7.8
Unprocessed fuels and oils	2,947,154	2,650,026	4,095,993	4,398,576	3,531,875	-10.1	54.6	7.4	-19.7
Parts of investment goods	12,400,361	13,736,532	15,356,397	12,899,243	11,354,054	10.8	11.8	-16.0	-12.0
Parts of transportation vehicles	12,605,222	13,642,057	15,841,089	15,968,565	14,220,073	8.2	16.1	0.8	-10.9
Unprocessed materials of food and beverages	3,588,599	3,381,970	4,254,459	5,250,793	5,507,640	-5.8	25.8	23.4	4.9
Processed materials of food and beverages	2,286,375	2,189,663	2,125,265	1,784,782	1,821,431	-4.2	-2.9	-16.0	2.1
Processed fuels and oils	10,968,082	8,450,521	11,418,178	14,484,907	10,534,408	-23.0	35.1	26.9	-27.3
Confidential data	23,424,699	15,284,872	20,696,558	22,911,419	26,581,993	-34.7	35.4	10.7	16.0
Consumption goods	30,700,322	29,998,043	30,812,251	25,420,827	21,195,909	-2.3	2.7	-17.5	-16.6
Automobiles	9,626,880	10,188,824	8,795,153	6,161,773	3,535,235	5.8	-13.7	-29.9	-42.6
Durable consumption goods	3,764,242	3,326,910	3,495,127	3,248,921	3,591,406	-11.6	5.1	-7.0	10.5
Semi durable consumption goods	6,225,418	5,658,592	5,208,052	4,722,131	3,859,139	-9.1	-8.0	-9.3	-18.3
Non durable consumption goods	5,791,385	5,603,724	5,790,047	5,402,602	5,227,823	-3.2	3.3	-6.7	-3.2
Unprocessed of food and beverages	1,667,085	1,818,595	2,060,211	1,566,014	1,656,239	9.1	13.3	-24.0	5.8
Processed of food and beverages	2,307,170	2,162,773	2,396,194	2,421,825	2,189,288	-6.3	10.8	1.1	-9.6
Gasoline	987,789	891,210	1,081,012	1,248,136	762,762	-9.8	21.3	15.5	-38.9
Transportation vehicles not incidental to industry	330,352	347,416	1,986,454	649,425	374,016	5.2	471.8	-67.3	-42.4
Others	423,174	417,697	727,644	788,132	551,470	-1.3	74.2	8.3	-30.0
Other goods not elsewhere specified	423,174	417,697	727,644	788,132	551,470	-1.3	74.2	8.3	-30.0

Source: TURKSTAT

The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table 27

(in thousands of U.S. dollars and percent share)	2015	2016	2017	2018	2019	2015	2016	2017	2018	2019
Total	150,982,114	149,246,999	164,494,619	177,168,756	180,834,060	100.0	100.0	100.0	100.0	100.0
A-European Union (EU 27)	56,478,649	59,981,416	67,987,332	77,429,205	76,726,707	37.4	40.2	41.3	43.7	42.4
B-Other countries	94,503,465	89,265,583	96,507,288	99,739,551	104,107,353	62.6	59.8	58.7	56.3	57.6
1-Other European Countries	25,302,616	22,055,816	20,229,606	23,921,002	24,445,446	16.8	14.8	12.3	13.5	13.5
2-North African Countries	8,918,833	8,069,446	7,918,462	9,915,077	10,828,938	5.9	5.4	4.8	5.6	6.0
3-Other African Countries	4,212,322	3,833,943	4,318,839	5,173,872	5,794,328	2.8	2.6	2.6	2.9	3.2
4-North American Countries	7,737,839	8,092,611	10,359,398	10,411,462	9,956,776	5.1	5.4	6.3	5.9	5.5
5-Central America and Caraips	935,073	957,812	1,272,574	1,648,509	1,766,889	0.6	0.6	0.8	0.9	1.0
6-South American Countries	1,383,703	1,127,996	1,349,588	1,872,836	1,833,081	0.9	0.8	0.8	1.1	1.0
7-Near and Middle Eastern	34,255,670	33,869,634	38,221,058	32,402,888	35,009,237	22.7	22.7	23.2	18.3	19.4
8-Other Asian Countries	10,977,543	10,272,156	11,924,636	13,302,023	13,399,915	7.3	6.9	7.2	7.5	7.4
9-Australia and New Zealand	631,116	766,460	674,047	825,020	782,359	0.4	0.5	0.4	0.5	0.4
10-Other Countries	148,750	219,710	239,081	266,863	290,384	0.1	0.1	0.1	0.2	0.2
Selected country groups
1-OECD Countries	80,739,350	82,923,010	88,808,003	101,063,783	99,325,879	53.5	55.6	54.0	57.0	54.9
2- EFTA Countries	6,236,602	3,336,916	1,689,568	2,332,242	1,794,638	4.1	2.2	1.0	1.3	1.0
3-Organization of the Blacksea Economic Cooperation	15,425,925	13,800,648	16,580,157	19,390,352	20,446,444	10.2	9.2	10.1	10.9	11.3
4- Organization for Economic Cooperation	10,537,591	10,504,662	9,121,916	8,034,493	8,707,886	7.0	7.0	5.5	4.5	4.8
5-Commonwealth of Independent States	8,111,457	5,593,792	7,204,981	8,502,347	9,557,947	5.4	3.7	4.4	4.8	5.3
6-Turkish Republics	5,777,983	4,358,110	4,540,394	4,417,965	5,107,403	3.8	2.9	2.8	2.5	2.8
7-Organization of Islamic Cooperation	46,599,938	44,347,122	48,627,009	44,841,257	48,767,902	30.9	29.7	29.6	25.3	27.0
Germany	14,490,426	15,164,954	16,356,392	17,353,443	16,617,288	9.6	10.2	9.9	9.8	9.2
United Kingdom	10,822,850	11,961,673	9,932,539	11,473,927	11,278,664	7.2	8.0	6.0	6.5	6.2
Iraq	9,966,656	8,496,076	10,109,827	9,437,007	10,223,356	6.6	5.7	6.1	5.3	5.7
Italy	7,152,827	7,857,667	8,787,949	10,047,453	9,753,024	4.7	5.3	5.3	5.7	5.4
USA	7,019,678	7,262,306	9,259,583	9,072,756	8,970,752	4.6	4.9	5.6	5.1	5.0
Spain	4,948,407	5,228,613	6,584,921	8,121,096	8,138,963	3.3	3.5	4.0	4.6	4.5
France	6,101,381	6,309,389	6,895,251	7,655,340	7,945,631	4.0	4.2	4.2	4.3	4.4
Netherlands	3,352,623	3,843,718	4,190,305	5,100,744	5,761,921	2.2	2.6	2.5	2.9	3.2
Israel	2,806,579	3,054,604	3,504,850	4,022,878	4,463,820	1.9	2.0	2.1	2.3	2.5
Russia	3,684,263	1,792,916	2,869,847	3,652,603	4,152,137	2.4	1.2	1.7	2.1	2.3
Romania	2,924,657	2,801,685	3,315,130	4,137,338	4,073,144	1.9	1.9	2.0	2.3	2.3
UAE	4,935,172	5,542,247	9,267,012	3,254,019	3,627,237	3.3	3.7	5.6	1.8	2.0
Egypt	3,249,097	2,832,073	2,547,809	3,214,750	3,508,791	2.2	1.9	1.5	1.8	1.9
Poland	2,420,266	2,752,851	3,186,757	3,488,043	3,448,844	1.6	1.8	1.9	2.0	1.9
Belgium	2,724,271	2,728,080	3,364,087	4,152,550	3,396,210	1.8	1.8	2.0	2.3	1.9
Saudi Arabia	3,582,769	3,264,123	2,832,804	2,766,394	3,292,797	2.4	2.2	1.7	1.6	1.8
Iran	4,115,205	5,462,154	3,860,566	2,765,863	2,737,240	2.7	3.7	2.3	1.6	1.5
China	2,500,618	2,378,538	3,037,675	3,078,644	2,726,407	1.7	1.6	1.8	1.7	1.5
Bulgaria	1,762,803	2,488,143	2,919,793	2,816,992	2,668,230	1.2	1.7	1.8	1.6	1.5
Morocco	1,371,417	1,489,798	1,686,713	2,036,301	2,347,471	0.9	1.0	1.0	1.1	1.3
Others	51,050,150	46,535,390	49,984,809	59,520,614	61,702,133	33.8	31.2	30.4	33.6	34.1

(1)	Countries are ranked by 2019 figures.

Sources: TURKSTAT Presidency of Strategy and Budget

In 2015, Turkey’s net international reserves were approximately U.S.$128 billion. In 2015, gross foreign exchange reserves of the Central Bank were approximately U.S.$92.9 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$17.6 billion. In 2015, net portfolio outflow from Turkey was U.S.$15.3 billion.

In 2016, Turkey’s net international reserves were approximately U.S.$129.5 billion. In 2016, gross foreign exchange reserves of the Central Bank were approximately U.S.$92.1 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$23.4 billion. In 2016, net portfolio inflow to Turkey was U.S.$6.4 billion.

In 2017, Turkey’s net international reserves were approximately U.S.$136.2 billion. In 2017, gross foreign exchange reserves of the Central Bank were approximately U.S.$84.2 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$23.5 billion. In 2017, net portfolio inflow to Turkey was U.S.$24.1 billion.

In 2018, Turkey’s net international reserves were approximately U.S.$130.4 billion. In 2018, gross foreign exchange reserves of the Central Bank were approximately U.S.$72.9 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$37.4 billion. In 2018, net portfolio outflow from Turkey was U.S.$3.1 billion.

In 2019, Turkey’s net international reserves were approximately U.S.$144.9 billion. In 2019, gross foreign exchange reserves of the Central Bank were approximately U.S.$78.6 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$39.2 billion. In 2019, net portfolio outflow from Turkey was U.S.$1.2 billion.

OTHER GOODS, SERVICES2 AND INCOME

In addition to merchandise exports and imports, Turkey’s current account is composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues, such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).

In 2015, Turkey’s travel revenues decreased by 9.9% to U.S.$26.6 billion. In addition, earnings from primary income were U.S.$4.5 billion in 2015, compared to U.S.$4.9 billion in 2014.

Turkey’s receipts from all services amounted to approximately U.S.$55.5 billion in 2015, which represented a decrease of 10.9% from 2014. Secondary income amounted to U.S.$1.4 billion in 2015. On the other hand, the debit for all services and income account amounted to approximately U.S.$39.7 billion ($14.2 billion from primary income) in 2015, representing a decrease of 3.2% (an increase of 8.2% for primary income) from 2014.

In 2016, Turkey’s travel revenues decreased by 29.6% to U.S.$18.7 billion. In addition, earnings from primary income were U.S.$5.4 billion in 2016, compared to U.S.$4.5 billion in 2015.

Turkey’s receipts from all services amounted to approximately U.S.$46.3 billion in 2016, which represented a decrease of 16.5% from 2015. Secondary income amounted to U.S.$1.7 billion in 2016. On the other hand, the debit for all services and income account amounted to approximately U.S.$40.3 billion ($14.5 billion from primary income) in 2016, representing an increase of 1.7% (an increase of 2.5% for primary income) from 2015.

In 2017, Turkey’s travel revenues increased by 19.9% to U.S.$22.5 billion. In addition, earnings from primary income were U.S.$5 billion in 2017, compared to U.S.$5.4 billion in 2016.

[2]

Services receipts has changed due to the releasing of bulletin of “International Trade in Services Statistics,” which is mentioned above. Statistics were calculated for 2013-2019. In this context, upward revisions of U.S.$10.1 billion and U.S.$3.8 billion on average were introduced to exports and imports of services.

Turkey’s receipts from all services amounted to approximately U.S.$53.5 billion in 2017, which represented an increase of 15.4% from 2016. Secondary income amounted to U.S.$2.8 billion in 2017. On the other hand, the debit for all services and income account amounted to approximately U.S.$43.2 billion ($16.1 billion from primary income) in 2017, representing an increase of 7.1% (an increase of 10.4% for primary income) from 2016.

In 2018, Turkey’s travel revenues increased by 12.2% to U.S.$25.2 billion. In addition, earnings from primary income were U.S.$6.1 billion in 2018, compared to U.S.$5 billion in 2017.

Turkey’s receipts from all services amounted to approximately U.S.$59.0 billion in 2018, which represented an increase of 10.4% from 2017. Secondary income amounted to U.S.$0.9 billion in 2018. On the other hand, the debit for all services and income account amounted to approximately U.S.$46.0 billion ($18.1 billion from primary income) in 2018, representing an increase of 6.5% (an increase of 12.5% for primary income) from 2017.

In 2019, Turkey’s travel revenues increased by 18.3% to U.S.$29.8 billion. In addition, earnings from primary income were U.S.$6.3 billion in 2019, compared to U.S.$6.1 billion in 2018.

Turkey’s receipts from all services amounted to approximately U.S.$64.9 billion in 2019, which represented an increase of 10.0% from 2018. Secondary income amounted to U.S.$1.0 billion in 2019. On the other hand, the debit for all services and income account amounted to approximately U.S.$46.9 billion ($18.9 billion from primary income) in 2019, representing an increase of 1.9% (an increase of 4.5% for primary income) from 2018.

BALANCE OF PAYMENTS

The following table summarizes the balance of payments of Turkey for the periods indicated:

Table 28

in millions of U.S. Dollars	2015	2016	2017	2018	2019
CURRENT ACCOUNT	-27,314	-26,849	-40,584	-20,745	8,679
Trade Balance	-49,009	-39,923	-58,575	-40.767	-16,645
Goods Exports	154,865	152,645	169,214	178,909	182,281
Goods Imports	203,874	192,568	227,789	219,676	198,926
Services	29,988	20,523	26,333	31,093	36,881
Credit	55,488	46,328	53,481	59,023	64,896
Travel receipts	26,616	18,743	22,478	25,220	29,829
Debit	25,500	25,805	27,148	27,930	28,015
Primary Income	-9,684	-9,180	-11,092	-11,925	-12,531
Credit	4,508	5,362	4,959	6,132	6,331
Interest Income	1,722	2,142	2,355	2,743	3,108
Debit	14,192	14,542	16,051	18,057	18,862
Interest Expenditure	5,065	5,551	6,293	7,719	8,111
Secondary Income	1,391	1,731	2,750	854	974
General Government	516	1,109	2,063	330	709
Other Sectors	875	622	687	524	265
Workers’ Remittances	714	575	413	379	184
CAPITAL ACCOUNT	-21	23	15	62	34
FINANCIAL ACCOUNT	-21,211	-21,731	-46,837	-10,903	388
Direct Investment (net)	-14,167	-10,791	-8,398	-9,374	-5,665
Portfolio Investment (net)	15,349	-6,412	-24,063	3,115	1,246
Assets	6,129	1,511	-394	3,147	4,654
Liabilities	-9,220	7,923	23,669	32	3,408
Equity Securities	-2,395	823	2,971	-1,131	406
Debt Securities	-6,825	7,100	20,698	1,163	3,002
General Government	-7,420	3,505	13,101	3,013	3,634
In Turkey	-7,670	823	7,281	-923	-3,125
Abroad	250	2,682	5,820	3,936	6,759
Other Investment (net)	-10,562	-5,341	-6,169	5,733	-1,517
Assets	14,747	6,251	8,443	10,380	8,767
Liabilities	25,309	11,592	14,612	4,647	10,284

Loans	12,269	4,203	4,068	-9,269	-15,988
Monetary Authority	0	0	0	0	0
General Government	-1,189	-925	-1,367	-822	-976
Banks	5,246	-3,289	2,344	-15,082	-11,332
Other Sectors	8,212	8,417	3,091	6,635	-3,680
Currency and Deposits	12,750	3,907	2,261	6,786	12,328
in Monetary Authority	-916	-185	513	4,275	2,495
in Banks	13,666	4,092	1,748	2,511	9,833
Reserve Assets	-11,831	813	-8,207	-10,377	6,324
NET ERRORS AND OMISSIONS	6,124	5,095	-6,268	9,780	-8,325

Source: CBRT

CURRENT ACCOUNT

In 2015, the current account balance improved at a slower rate than a year earlier. The weak outlook of the global economy and adverse geopolitical developments restricted exports, while moderate domestic demand boosted imports, resulting in a slow-down in the improvement of the current account balance in the first half of the year. However, in the second half, while the strengthening recovery trend in exports to EU countries supported export growth offsetting the negative effects of adverse geopolitical developments to some extent, the imports started to display a downward trend, both contributing to the revival of the rebalancing process. During the year, the decline in energy prices, the favorable terms of trade developments, and the moderate course of consumer loans were important factors providing support to the recovery. Exports and imports (balance-of-payments-defined) decreased by 13.2% (U.S.$22.5 billion) and 13.9% (U.S.$32.3 billion, respectively.

On the other hand, travel revenues, after having recorded an upward trend in the period 2011-2014, decreased by 9.9% in 2015. The main determinants of this fall were the parity effect, the decrease in the number of visitors from Russia, and the decline in package tour expenditures. In line with these developments, shuttle trade decreased by 36.1% to U.S.$5.5 billion in 2015. As a result of these developments, the current account deficit was reduced by U.S.$11.5 billion to U.S.$27.3 billion (3.2% of GDP) in 2015.

The recovery process in the current account balance was interrupted in the third quarter of 2016. Despite the ongoing contribution to the recovering in the current account balance from the fall in energy prices, adverse geopolitical developments curtailed export growth and dampened tourism revenues which resulted in a deceleration of the recovery. As a result, the current account deficit of Turkey increased by U.S.$0.5 billion to U.S.$26.8 billion (3.1% of GDP) in 2016.

The current account deficit continued to increase by U.S.$13.7 billion to U.S.$40.6 billion (4.8% of GDP) in 2017 mainly due to a deterioration in the goods balance. In 2017, goods exports increased by U.S.$14.5 billion thanks to the strong demand from main trading partners like the EU and normalization of relations with other partners. However, it was off-set by the higher increase in imports mainly due to strong growth, higher gold imports and higher energy prices. In 2017, travel revenues recovered thanks to a more favorable geopolitical backdrop, but the level of revenues was slightly lower than in 2014 and 2015.

There was rapid improvement in the current account deficit in 2018 due to the rebalancing of the economy. External demand maintained its relative strength while economic activity displayed a slow pace. The rapid decline in imports due to the slowdown in the economic activity, was coupled with robust exports of goods and strong tourism demand. As a result, the trade balance (according to provisional data) posted a deficit of U.S.$40.8 billion in 2018 down from a deficit of U.S.$58.6 billion in the previous year. In 2018, total goods imported (c.i.f.), including gold imports, decreased by 4.6% to approximately U.S.$223 billion, as compared to U.S.$233.8 billion in 2017. In 2018, the import of capital goods, which are used in the production of physical capital, decreased by 11.5% as compared to 2017; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by 0.8%; and the import of consumption goods decreased by 19.7% . In 2018, total goods exported (f.o.b.), increased by 7.0% to U.S.$168 billion, as compared to U.S.$157 billion in 2017. As a result, the current account deficit of Turkey decreased by U.S.$19.8 billion to U.S.$20.7 billion in 2018.

In 2019, the current account balance posted a surplus of U.S.$8.7 billion (1.1% of GDP) for the first time since 2002, thanks to the moderate course of domestic demand and the competitiveness gains from the real depreciation of Turkish Lira. The annualized current account balance turned to positive in May and maintained a surplus in the rest of the year. Although the growth of goods exports is negatively affected by the weakening economic activity and various quota practices in the EU, our largest export market, competitiveness gains from exchange rate depreciation and market and product diversification allowed the exports to increase in both U.S. dollars and real terms. Because economic activity followed a mild recovery and the real exchange rate remained at low levels in 2019, the imports of goods fell by a considerable amount and the trade balance hovered below its historical average. On the back of the increasing travel revenues, services trade surplus rose from U.S.$31.1 billion to U.S.$36.9 billion, almost U.S.$6 billion, and contributed substantially to the observed improvement in the current account balance.

FOREIGN DIRECT INVESTMENTS

Pro-business foreign direct investment (“FDI”) policies were introduced as part of the modernization of the Turkish economy. FDI legislation, which has been in force since June 17, 2003, provides a secure environment for foreign investors by ensuring equal treatment of domestic and foreign investors and guaranteeing the transfer of profits.

The main principles of the FDI Regime are:

•	No Pre-entry Screening Requirement

•	No Minimum Capital Requirement

•	Equal Treatment of Domestic and Foreign Investors

•	Guarantee to Transfer of Proceeds

•	Key Expatriate Personnel Employment

•	Protection Against Expropriation

•	Right to resort to International Dispute Settlement

Turkey has been a member of several international organizations and party to bilateral and multilateral agreements, which provide a secure investment environment for foreign investors, such as:

•

The Organization for Economic Co-operation and Development (the “OECD”), the World Trade Organization (“WTO”), the International Monetary Fund (“IMF”), the World Bank and various organizations of the World Bank, including the Multinational International Guaranty Agency (“MIGA”),

•	Agreements to protect and promote investment which have been signed with 108 countries, 82 of which are currently in force,

•	Active participation in meetings and activities of the OECD Investment Committee and its working parties,

•	The International Center for Settlement of Disputes (ICSID) Convention,

•	Investment-related agreements on WTO platforms such as Trade Related Investment Measures and Trade Related Intellectual Property Rights.

Net FDI inflows into Turkey amounted to U.S.$5.2 billion in 2019.

The following table sets forth foreign direct investment inflows for the years indicated:

Table 29

Foreign Direct Investment (in millions of U.S. Dollars)

Year	Inflows	Equity Capital Liquidation Outflows	Net	Other Capital (Intra- Company Loans) Net	Real Estate Net	Total (Net Incurrence of Liabilities) Net
2015	12,181	364	11,817	3,290	4,156	19,263
2016	7,527	621	6,906	3,133	3,890	13,929
2017	7,401	1,869	5,532	924	4,643	11,099
2018	6,774	470	6,304	804	5,915	13,023
2019	5,611	369	5,242	-1,633	4,979	8,588

Source: CBRT

Investments in the services sector accounted for 60% of total FDI for 2019, while manufacturing accounted for 40% of such total.

The following table sets forth FDI inflows (Equity Capital) by sector:

Table 30

Foreign Direct Investment (Equity Capital) by Sector

Sector (in millions of U.S. Dollars)	2015	2016	2017	2018	2019
Agriculture, Forestry and Fishing	31	38	29	34	23
Mining and Quarrying	207	148	448	81	91
Manufacturing	4237	2241	1202	1934	2004
Electricity, Gas, Steam and Air-conditioning Supply	1339	677	371	687	99
Water Supply; Sewerage, Waste Management and Remediation	2	2	1	4	1
Construction	109	293	626	215	451
Wholesale and Retail Trade	605	688	1077	1125	870
Transportation and Storage	1524	635	1333	629	305
Accommodation and Food Service Activities	11	250	82	271	83
Information and Communication Services	149	92	565	208	281
Financial and Insurance Activities	3601	1765	1464	1229	863
Real Estate Activities	171	284	21	60	241
Professional, Scientific and Technical Activities	51	73	52	60	73
Administrative and Support Service Activities	55	23	27	19	70
Public Administration and Defense Compulsory Social Security	0	0	0	0	0
Education	0	13	0	0	0
Human Health and Social Work Activities	58	274	65	103	98
Arts, Entertainment and Recreation	9	18	9	20	2
Other Service Activities	22	13	29	93	56
Activities of Extra-Territorial Organizations and Bodies	0	0	0	1	0
Activities of International Organizations and Representatives	0	0	0	0	1
TOTAL	12181	7527	7401	6774	5611

Source: CBRT

Historically, firms from the EU member states have had the largest share of FDI in the country. FDI inflows reached U.S.$19.3 billion in 2015. In 2016, FDI inflows to Turkey reached U.S.$13.9 billion, decreasing by 27.6% compared to 2015, due to base effect. In 2017, FDI inflows to Turkey decreased to U.S.$11.1 billion and then increased by 17.3% reaching U.S.$13 billion in 2018. In 2019, FDI inflows decreased to U.S.$8.6 billion. FDI inflows to Turkey from EU member states continue to maintain a dominant share of inflows to the country. The share of FDI inflows from European Union countries was 50.2% in 2016, 65.0% in 2017, 59.1% in 2018 and 53.5% in 2019. The share of FDI inflows from Asian countries was 29.8% in 2016, 23.0% in 2017, 28.2% in 2018 and 32% in 2019.

The following table sets forth foreign direct investment inflows (Equity Capital) by country:

Table 31

Foreign Direct Investment (Equity Capital) by Country

(in millions of U.S. Dollars)	2015	2016	2017	2018	2019
EUROPE	8087	4847	4927	4326	3305
Austria	83	344	320	465	64
France	165	90	107	313	176
Germany	355	440	312	298	436
Greece	48	0	0	8	3
Italy	180	87	128	523	113
Luxembourg	1254	336	96	350	157
Netherlands	1183	1016	1727	855	845
Spain	2305	318	1460	224	220
United Kingdom	588	974	328	445	825
Other EU Countries	1005	170	331	452	150
EFTA Countries	211	343	112	391	294
OTHER EUROPEAN COUNTRIES	758	729	6	10	25
AFRICA	0	0	63	24	31
AMERICA	1630	411	247	471	464
NORTH AMERICA	1620	411	218	435	347
USA	1620	340	180	435	342
Canada	0	71	38	0	5
CENTRAL AMERICA	5	0	29	36	117
SOUTH AMERICA	5	0	0	0	0
ASIA	2463	2245	1705	1912	1808
NEAR AND MIDDLE EAST COUNTRIES	1318	1358	1260	1057	1314
OTHER ASIAN COUNTRIES	1145	887	445	855	494
AUSTRALIA	1	24	459	41	3
UNCLASSIFIED	0	0	0	0	0
TOTAL WORLD	12181	7527	7401	6774	5611

Source: CBRT

FUTURE DIRECTIONS

In order to attract more FDI, streamline investment related procedures and reduce red tape, Turkey built its own structure based on a comprehensive reform program which was launched in 2001. The reform program included setting up the Coordination Council for the Improvement of the Investment Environment (“YOIKK”), which is a key structure where private sector through NGOs make contributions to the ongoing reform agenda of Turkey.

YOIKK aims to rationalize the regulations on investments in Turkey, develop policies by determining the necessary amendments that will enhance the competitiveness of the investment environment, generate solutions to the administrative barriers encountered by the domestic and international investors in all phases of the investment process including the operating period.

YOIKK’s structure was revised and the new structure was published in the Official Gazette on March 14, 2019. According to this new structure, the presidency of YOIKK was set to be carried out by the Deputy President in order to improve political ownership of the reform process.

In recent years, YOIKK has been instrumental in a number of developments designed to make private investment in Turkey more attractive. In 2018, as a result of a comprehensive diagnostic study, a YOIKK Action Plan was formulated to include reform items that require amendments to facilitate procedures in major areas such as company establishment, enforcement and bankruptcy, construction, telecommunication and infrastructure permits, foreign trade, access to finance and tax payments. Accordingly, two laws, Law no.7099 and Law no.7101, were drafted to address the issues in YOIKK’s latest action plan.

Law no. 7099 which was published in the Official Gazette on March 10, 2018 has 35 articles. These articles amend related articles of major Laws to streamline procedures regarding company establishment, enforcement and bankruptcy, construction, telecommunication and infrastructure permits, foreign trade and access to finance. Law No. 7101 on Amendment of Execution and Bankruptcy Code and Some Laws was published in the Official Gazette on March 15, 2018. The Law has been a major reform with an aim to ensure the continuity of enterprises. With this reform, creditors are now actively involved within the concordat procedure and the maximum period of concordat is limited to 23 months. Additionally, the judiciary fees about arbitration is reduced in order to promote its usage among business circles and cases with a claim up to TL 100,000 are carried out by a simple proceeding which enables a faster litigation process.

As a result of the business environment reforms, Turkey advanced to 33rd place in the global ease of doing business ranking, climbing 10 spots in the list of 190 countries, according to the World Bank Group’s Doing Business 2020 Report.

Investment incentives, which are designed and implemented by the Ministry of Industry and Technology, are based on the provisions of Presidential Decrees and implementing communiqués. Turkey’s current Investment Incentive Program became effective by the Council of Minister’s Decree No. 2012/3305 dated June 15, 2012. The Decree aims to steer savings into high value-added investments, to boost production and employment, to encourage large scale and strategic investments with high R&D content for increased international competitiveness, to increase foreign direct investments, to reduce regional development disparities and to promote investments clustering and environment protection for the production and export-oriented growth strategy in line with the projected targets in Development Plans and Annual Programs as well as international agreements. Investments are supported through four different incentive schemes designed within the scope of the Incentive Program. Contributions provided to investors through incentive measures depend on the characteristics of the investment and one or more of the following applicable schemes: regional investment incentive scheme, priority investment incentive scheme, strategic investment incentive scheme, and general investment incentive scheme.

Tax incentives for activities in the free zones have been restructured to encourage international trade. Movement of goods between free zones and third countries is exempt from customs duties. Corporate and personal income tax exemptions have been abolished since 2004 for new companies which are not engaged in production. Income from the sales of products manufactured in free zones is exempt from personal and corporate income taxes until the year of full membership in the EU. Salaries paid by those free zones manufacturers which export at least 85% (FOB price) of their products are exempt from personal income tax.

According to the 3218 Free Zones Law Interim Article 3/2/c, the transactions and documents related to the activities carried out in these zones are exempted from stamp duties and fees.

Two new provisions were enacted under Interim Article 3 of Law Number 3218 (Law Number 6772 Article 7 Official Gazette Number 29989 and dated February 24, 2017). Until the end of the taxation year, including the date Turkey becomes a full member of the European Union:

(a) The earnings of manufacturer taxpayers generated through the sales of the goods they produced in the free zones, and the earnings of service companies in free zones generated through maintenance, repair, assembly, disassembly, handling, sorting, packaging, labelling, testing, storage services given completely to persons not residing in Turkey and to those whose office, legal or business center is located abroad, provided that the goods subject to these services shall not enter Turkey in any way after being sent to a foreign country from free zones, are exempted from the income or corporate taxes. This exemption has no effect on the deduction carried out within the scope of sub-clause (b) of sub-paragraph 6 under the first paragraph of Article 94 of the Income Tax Law No. 193 dated December 31, 1960 and Articles 15 and 30 of the Corporate Tax Law No. 5520.

(b) The income tax calculated after the minimum livelihood discount is applied on the wages of the personnel employed by the taxpayers that export at least 85% of the FOB value of the products manufactured in these zones to other countries shall be abandoned by deducting the tax that is accrued on the final tax return. The Council of Ministers has the authority to reduce this rate to 50% and to increase it to its statutory level. The Council of Ministers may enforce this authority by differentiating or grading it according to the region, sector, or field of activity of strategic, large-scale, or priority investments, and of any investment that has been decided to be supported on a project-based scheme due to its subject, sector or quality. Taxes which had not been collected on due from the taxpayers whose annual sales to other countries remains below this rate shall be collected along with delinquency fees without penalties.

FINANCIAL ACCOUNT

In 2015, capital inflows declined to U.S.$21.2 billion. Net foreign direct investment showed an upward trend at U.S.$14.2 billion, due to several high-volume inflows. However, portfolio investments registered U.S.$15.4 billion outflows due to worsening global risk appetite. The banking sector’s net long-term borrowing almost tripled in 2015, reaching U.S.$26.6 billion. Other sectors, which include non-bank financial corporations, non-financial corporations, households and non-profit institutions serving households, borrowed U.S.$8.3 billion in long-term. Accordingly, official reserve assets decreased by U.S.$11.8 billion, while the reserves of the banking increased by U.S.$7.4 billion. The net errors and omissions item posted a net inflow of U.S.$6.1 billion in 2015.

In 2016, capital inflows were U.S.$21.7 billion. Net foreign direct investment declined considerably from the 2015 level, realizing at U.S.$10.8 billion. Portfolio investments registered U.S.$6.4 billion in inflows due mainly to bond issuances by the general government, banks and other sectors. In 2016, banks borrowed U.S.$2.8 billion long term debt, while other sectors borrowed U.S.$7.9 billion. However, the banking sector was a net repayer of U.S.$6.0 billion in short term debt and the other sectors borrowed only U.S.$0.5 billion. The official reserve assets increased by U.S.$0.8 billion, while the reserves of the banking sector increased by U.S.$5.2 billion in 2016. Similar to 2015, the net errors and omissions item showed an inflow, which amounted to U.S.$5.1 billion.

In 2017, the financing needs increased due to the high growth rate recorded. Capital inflows increased to U.S.$46.8 billion. While net foreign direct investments declined to U.S.$8.4 billion, a sharp increase in portfolio investments was observed reaching U.S.$24.1 billion, mainly stemming from bond issuances by the general government, banks and other sectors. The banking sector’s net long-term borrowings recorded U.S.$0.3 billion, while other sectors’ net long term borrowings declined sharply to U.S.$1.2 billion. With respect to short-term loans, the banking sector was a net borrower of U.S.$2.0 billion and other sectors combined were a net borrower of U.S.$1.9 billion. The official reserve assets decreased by U.S.$8.2 billion while the reserves of the banking sector increased by U.S.$3.6 billion. Consequently, the net errors and omissions item showed net outflow of U.S.$6.3 billion.

In 2018, capital inflows demonstrated a significant decrease to U.S.$10.9 billion. Net foreign direct investment was U.S.$9.4 billion. The portfolio investments registered U.S.$3.1 billion outflow in this period. With respect to its sub-items, while the general government issued bonds amounting to U.S.$3.0 billion, the banking sector has realized a total net repayment of U.S.$1.1 billion. The banking sector was a net repayer of U.S.$8.8 billion in long-term debt while the other sectors was a net-borrower of U.S.$6.2 billion. The official reserve assets decreased by U.S.$10.4 billion, while the reserves of the banking sector increased by U.S.$4.0 billion in 2018. In 2018, the net errors and omissions item showed an inflow, which amounted to U.S.$9.8 billion.

In 2019, capital outflows recorded U.S.$0.4 billion. Net foreign direct investment was U.S.$5.7 billion. The portfolio investments registered U.S.$1.3 billion outflow. Regarding the sub-items, while banks realized net repayments of U.S.$1.1 billion, general government and other sectors issued bonds amounting to U.S.$3.6 billion and U.S.$0.5 billion, respectively. The banking sector and other sectors were net repayers of U.S.$8.1 billion and U.S.$2.1 billion, respectively in long-term debt. The official reserve assets increased by U.S.$6.3 billion, and the reserves of the banking sector increased by U.S.$3.6 billion. The net errors and omissions item showed an outflow of U.S.$8.3 billion.

INTERNATIONAL RESERVES

Total international reserves which originated from foreign currency reserves of the Central Bank and commercial banks were U.S.$128.0 billion in 2015. In 2016, total international reserves increased by U.S.$1.5 billion and reached U.S.$129.5 billion. In 2017, total international reserves increased by U.S.$6.6 billion and reached U.S.$136.2 billion. In 2018, total international reserves decreased by U.S.$5.7 billion and reached U.S.$130.4 billion. In 2019, total international reserves increased by U.S.$14.4 billion and reached U.S.$144.9 billion. . The increase mainly stemmed from an increase in CBRT’s foreign exchange reserves and gold.

The following table presents the level of international reserves at the end of the years indicated:

Table 32

International Reserves (in billions of U.S. Dollars)

Years	CBRT Foreign Exchange Reserves (A)	Gold (B)	CBRT Total Reserves (C=A+B)	Banks Correspondence Accounts and Foreign Banknotes (D)	Total International Reserves (E=C+D)
2015	92.93	17.61	110.53	17.51	128.04
2016	92.06	14.05	106.11	23.41	129.52
2017	84.19	23.54	107.73	28.43	136.16
2018	72.90	20.13	93.03	37.42	130.44
2019	78.61	27.09	105.70	39.16	144.86

Source: CBRT

FINANCIAL SYSTEM

THE CENTRAL BANK

The Law on the Central Bank of Turkey (No. 1715) was enacted on June 11, 1930. The Central Bank (also referred to as the “CBRT”) was established in October 1931 and opened officially on January 1, 1932. On January 14, 1970, a new Central Bank Law No. 1211 was enacted. The goal of the new Central Bank Law was to redefine the authorities and responsibilities of the Central Bank and to enrich the monetary policy tools of the Central Bank so as to enable the Central Bank to play a more active and efficient role in the economy.

The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities and conducts repurchases, reverse repurchases, direct sales and direct purchases. The Central Bank also regulates liquidity through the CBRT Interbank Money Market and Borsa Istanbul Repo and Reverse Repo Market. The Central Bank manages the official gold and foreign exchange reserves. The Central Bank holds foreign exchange reserves in support of a range of objectives, which include assisting the Turkish Government in meeting its foreign exchange denominated domestic and foreign debt obligations, maintaining foreign exchange liquidity against external shocks, supporting the monetary and exchange rate policies and providing confidence to the markets. The Central Bank’s reserves consist primarily of gold and foreign currency denominated deposits and marketable securities issued by foreign governments, supra-nationals and institutions, which have an explicit government guaranty. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.

The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration development plans and annual programs, and advising the Government regarding financial matters.

The Central Bank has a rediscount credit program for export and FX earning services. According to this program, the Central Bank extends loans to exporters and FX-earning service providers via intermediary banks. Rediscount credits are extended following export or FX-earning services commitment by rediscounting commercial FX denominated bills. These credits are provided as Turkish Lira equivalents of the requested FX amount, while their repayments are made in FX, thus contributing to the Central Bank’s FX reserves. In 2019, these credits had the longest maturity at 360 days.

In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect in 2001 and 2002, including an amendment to the Central Bank Law that provided instrument independence, accountability and transparency, declared price stability as the sole and overriding objective of monetary policy and established a Monetary Policy Committee (the “MPC”) with the responsibility of setting the inflation target together with the Government. Further, in 2002, these reforms also included the establishment of the Turkish Lira Interbank Offer Rate, which plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates, and the commencement of a primary dealership system supported by the Central Bank.

On January 31, 2004, the Law on the Currency Unit of Turkey (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL 1,000,000 = YTL 1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation.

Under the inflation targeting framework, end-year inflation targets are set jointly with the Government and announced through the publication of “Monetary and Exchange Rate Policy” documents at the end of each year. The target variable is year-end inflation rates calculated by the annual percentage change of the Consumer Price Index. As part of the accountability mechanism, a symmetric uncertainty band for the inflation target is also announced. The quarterly inflation reports have assumed a significant role in the accountability mechanism. The CBRT makes detailed evaluations on inflation developments in the Inflation Reports throughout the year. As an element of accountability, an “Open Letter” is submitted to the government if inflation falls outside the uncertainty band at the end of the year. Along with the inflation targeting regime, the Central Bank is implementing the floating exchange rate regime.

In line with its primary objective of achieving and maintaining price stability, the Central Bank continued conducting monetary policy within the framework of the inflation-targeting regime. Monetary policy decisions are based on inflation expectations, pricing behavior and other factors affecting inflation. The target variable continued to be the year-end inflation rate calculated by the annual percentage change of the Consumer Price Index. As announced in the Monetary and Exchange Rate Policy for 2019, the inflation target has been kept at 5% per the agreement reached with the Government and the uncertainty band around the inflation target has been kept at 2 percentage points in both directions, as in previous years.

MONETARY POLICY AND INFLATION

In the first quarter of 2015, core inflation saw a major improvement but elevated food inflation curbed a fall in annual inflation. After pulling inflation down notably in the fourth quarter of 2014, oil prices started to rise in February, and consequently the positive impact of the energy prices on inflation was restrained. The cautious monetary policy along with prudent fiscal and macroprudential policies had a favorable impact on core inflation indicators. In the first quarter of 2015, the CBRT implemented measured policy rate cuts and maintained its cautious monetary policy stance by employing a tight liquidity policy. In view of the improved core inflation indicators, the CBRT lowered the 1-week repo auction rate from 8.25% to 7.75% in January and 7.5% in February. Overnight borrowing and lending rates were lowered by 25 and 50 basis points respectively in February. Rate cuts were kept modest in January and February due to ongoing global uncertainty, volatility in energy prices, rising domestic food prices and relatively high levels of inflation expectations.

Due to the uncertainty over global markets and the volatility in food and energy prices, the CBRT maintained its cautious monetary policy stance in the second quarter of 2015. In this period, the CBRT kept interest rates unchanged, but continued with its tight liquidity policy to contain risks to core goods inflation and inflation expectations.

In the third quarter of 2015, annual consumer inflation posted an increase due to food prices and exchange rate developments. Annual core goods inflation increased because of the cumulative depreciation in the Turkish Lira. Meanwhile, exchange rate developments had a limited effect on energy prices due to the decline in oil prices.

In the fourth quarter of 2015, consumer price inflation increased to 8.81%, exceeding the uncertainty band around the year-end inflation target. Unprocessed food prices were the main drivers of this rise in annual inflation. The lagged effects of Turkish Lira depreciation were particularly evident through core goods (goods excluding food, energy, gold and alcohol-tobacco products), inflation of which increased by 2.3% to 10.2% during this period. However, the continued fall of import prices limited the rise in CPI inflation in the fourth quarter.

The CBRT maintained its tight monetary policy and liquidity stance throughout 2015. Accordingly, the one-week repo rate, the overnight lending rate and the overnight borrowing rate were kept unchanged during the last quarter of 2015.

Moreover, during 2015, reserve requirement ratios of FX denominated liabilities were revised in order to support financial stability and encourage the extension of maturities of non-core liabilities. Reserve option tranches and coefficients were also amended. U.S. Dollars denominated required reserves, reserve options and free reserves held at the CBRT have started to be remunerated since May 2015, and the remuneration rates of TL required reserves were gradually raised.

Annual consumer inflation remained volatile across 2016 on the back of food inflation and reached to 8.5% by the end of 2016, overshooting the uncertainty band. Core inflation indicators posted a notable decline through the year but returned to an uptrend in December due to exchange rate developments in the final quarter. Weak economic activity prevented core inflation from deteriorating further. The breach of the uncertainty band around the inflation target was due largely to the TL depreciation as well as to the minimum wage adjustment and tax adjustments. In 2016, import prices, particularly oil prices, provided less support for inflation than in 2015. Annual energy inflation soared in the fourth quarter amid climbing exchange rates and oil prices and readjusted fuel taxes. Real unit wages made an increased contribution to inflation compared to 2015, the pass-through effects of which were more evident in labor-intensive sectors. The underlying trend of core goods inflation strengthened in the final quarter amid the Turkish Lira depreciation.

The CBRT’s policy stance remained tight against the inflation outlook, stabilizing against the foreign exchange liquidity and accommodative against financial stability in 2016. In the first quarter of 2016, slight alleviation of the volatility in global markets accompanied by the active use of policy tools, the tight liquidity policy and prudent macroprudential policy stance reduced the need for a wide interest rate corridor. In the March-September period of 2016, the decline in inflationist pressures, tightness in financial conditions and the moderate course of global financial markets facilitated the CBRT to implement simplification in the interest rate corridor policy. Accordingly, the upper bound of the corridor was lowered by 250 basis points through measured and cautious steps in the March–September period of 2016.

Persisting uncertainties surrounding global economic policies and the upward revision of the US policy-rate expectations caused fluctuations in financial markets and the exchange rate. To curtail the effects of these developments on inflation expectations and the pricing behavior, the CBRT implemented monetary tightening in November. Accordingly, the one-week repo rate and the CBRT overnight lending rate were raised by 50 and 25 basis points, respectively.

The CBRT adopted a series of liquidity measures to contain spillovers from the mid-July turbulence into financial markets and to enable the smooth functioning of markets. Accordingly, Turkish Lira deposit transactions were allowed to provide unlimited liquidity and the commission for the intraday liquidity facility was lowered to 0. Additionally, to inject Turkish Lira liquidity, banks were allowed to place limitless foreign exchange deposits as collateral. The flexibility of collateral management offered to banks through this facility bolstered banks’ liquidity management programs and contributed to the decline in off-balance sheet FX positions. Moreover, the composition of the set of securities pledged as collateral against the CBRT’s Turkish Lira liquidity facilities was also changed. As the need for the limitless collateral FX deposit facility abated in time due to the liquidity measures in place, the CBRT reinstated the use of upper limits on collateral FX deposits as of November 11, 2016.

Regarding reserve requirements, the CBRT made several amendments during 2016. As deposits/participation funds obtained from banks abroad were regarded as non-core liabilities, these liabilities became subject to the RR ratios of non-deposit liabilities in February 2016. CBRT provided Turkish Lira and FX liquidity to the financial system by changing Turkish Lira and FX reserve requirement ratios, reserve option coefficients for FX and gold facility in August, September and November 2016. In order to provide more flexibility to financial institutions and banks, the upper limit of FX reserve requirements that can be maintained as average accounts (not blocked accounts) has been increased to 4 points from 3 points in October 2016. In order to bring out residents’ gold into the economy and to increase foreign exchange reserves, CBRT introduced a new gold maintenance facility of 5% under ROM, in which only wrought or scrap gold collected by banks from residents were accepted in October 2016.

At the start of 2017, the CBRT delivered a significant monetary tightening in order to curtail the deterioration in the inflation outlook. To this end, the CBRT raised its overnight lending rate to 9.25% from 8.5% and its Late Liquidity Window (“LLW”) lending rate to 11% from 10%. A variety of liquidity measures were also introduced in order to counter the adverse impact that the heightened volatility in the foreign exchange market might have on price stability and financial stability. The CBRT ceased to conduct its one-week repo auctions on January 12, 2017, limited the amount of funding supplied via the Borsa Istanbul Repo/Reverse Repo Market, gradually reduced the borrowing limits assigned to banks taking part in the CBRT Interbank Money Market (reaching zero by the end of the year), and provided an increasingly greater portion of the system’s funding needs through the LLW. Moreover, foreign exchange reserve requirement ratios were reduced to provide additional liquidity to the financial system. Also, the remuneration rate of Turkish Lira reserves was changed to 400 basis points less of interest rate of one week repo.

By March, however, the cost-push pressures exerted by the cumulative depreciation of the Turkish Lira were fueling a palpable rise in inflation notwithstanding the moderately positive trends in economic activity. It was anticipated that inflation would continue to rise in the short-term owing to the base effect in unprocessed food prices. In view of these developments, at the March MPC meeting, the CBRT raised its LLW lending rate to 11.75% from 11.0%.

In view of the elevated level of inflation and risks to the pricing behavior due to the lagged effects of Turkish Lira depreciation, the rise in import prices, and the increase in food prices, in April, the CBRT opted to further strengthen its monetary tightening. The LLW lending rate was increased to 12.25% from 11.75%.

Backed by accommodative incentives and measures taken in the first half of 2017 to alleviate inflationary pressures stemming from the worsening exchange rate, Turkey’s economic activity grew stronger. Nevertheless, high levels of inflation and inflation expectations as well as developments in the core inflation outlook continued to pose risks to pricing behavior. Therefore, the CBRT maintained its tight monetary policy stance in June and July while it gradually strengthened the level of monetary policy prudence through its communication in September and October.

In November 2017, the CBRT’s weighted average funding rate settled at 12.25%, identical to its LLW rate. Regarding ROM, the CBRT lowered the upper limit of the FX facility to 55% from 60%, thereby providing the banking system with additional foreign currency liquidity. The CBRT also announced that export rediscount credit borrowers would be allowed to repay their obligations in

Turkish Liras converted at a fixed rate. On November 20, 2017, the CBRT began conducting Turkish Lira Settled Forward Foreign Exchange Auctions in order to effectively manage the real sector’s exchange rate risks and counteract any excessive volatility that might take place in exchange rates. In December 2017, the CBRT raised the LLW lending rate to 12.75% from 12.25%.

Throughout 2017, the CBRT strengthened monetary tightening gradually to contain the worsening in the inflation outlook. Since the tightening cycle started in November 2016, the average cost of funding provided by the CBRT has been raised by -460 bps as of the end of 2017 to 12.8%. As of the end of December 2017, 1-year and 2-year ahead inflation expectations rose by 143 bps to 9.3% and 120 bps to 8.5%, respectively, falling short of the rise in the average cost of funding in the November 2016-December 2017 period.

In January 2018, the Central Bank released the first-quarter inflation report. The Central Bank revised its inflation forecast for 2018 from 7.0% to 7.9% and for 2019 from 6.0% to 6.5%. The Central Bank stated that the inflation outlook deteriorated in the fourth quarter of 2017 due to rising food prices as well as mounting cost pressures driven by exchange rates and commodity prices. It stated that the elevated levels of inflation and inflation expectations continue to pose risks to pricing behavior. The Central Bank noted that medium-term inflation expectations have not displayed any improvement, yet indicated that upside risks to inflation posed both by wage adjustments and pricing behavior persist. The Central Bank also noted that these risks may hinder expected improvement of the inflation outlook in early 2018. In April 2018, the Central Bank released the second-quarter inflation report. The Central Bank revised its inflation forecast for 2018 from 7.9% to 8.4% and kept 2019 unchanged at 6.5%. The Central Bank stated that the annual consumer inflation is projected to fluctuate in the short term due to the lagged effects of exchange rate and oil price developments as well as base effects, while risks are judged to be on the upside. On July 24, 2018, the MPC evaluated the medium-term inflation forecasts for the July Inflation Report. Accordingly, inflation projections were revised as follows: 13.4% at the end of 2018, 9.3% at the end of 2019, 6.7% at the end of 2020 and stabilizing around 5.0% over the medium term. The MPC kept the policy rate unchanged and stated that it will monitor pricing behavior, developments in global risk appetite, the contribution of fiscal policy to the rebalancing, and the lagged effects of the monetary policy closely in the coming period. In addition, the MPC noted that it will review the monetary policy stance if these factors deviate from the baseline scenario, depending on the change in the inflation outlook. In its October 2018 Inflation Report, the Central Bank revised its inflation forecast for 2018 to 23.5% compared to 13.4% in July 2018. According to the Central Bank, the bulk of this increase stemmed from the depreciation of exchange rates, the changes in pass-through from exchange rates to inflation in the third quarter and the increases in energy prices excluding fuel oil that remained above the assumptions of the previous report.

On April 25, 2018, the MPC held a meeting at which it kept the one-week repo auction rate at 8.00%, the overnight borrowing interest rate at 7.25% and the marginal funding rate at 9.25%. However, the MPC increased the late liquidity window overnight lending rate from 12.75% to 13.5%. The MPC stated that recently released data indicated that economic activity maintains its strength, domestic demand continues to expand and external demand contributes positively to exports. The MPC also noted that current elevated levels of inflation and inflation expectations continue to pose risks on pricing behavior and that upside movements in import prices have increased such risks. Accordingly, the MPC decided to implement a measured monetary tightening to support price stability. The MPC also stated that the Central Bank will continue to use all available instruments in pursuit of the price stability objective. The MPC indicated that tight stance in monetary policy will be maintained decisively until inflation outlook displays a significant improvement, independent of base effects and temporary factors, and becomes consistent with the targets. The MPC further stated that inflation expectations, pricing behavior and other factors affecting inflation will be closely monitored and, if needed, further monetary tightening will be delivered.

On May 7, 2018, the Central Bank decreased the upper limit for the foreign exchange maintenance facility within the reserve options mechanism from 55% to 45%. The Central Bank increased the daily amount of Foreign Exchange Deposits against Turkish Lira Deposits auctions from U.S.$1.25 billion to U.S.$1.5 billion on May 9, 2018. Throughout 2018, the auction amount was reduced to U.S.$500 million from U.S.$1.5 billion, the highest level in 2018.

On May 23, 2018, the MPC raised the late liquidity window overnight lending rate from 13.5% to 16.5%. The MPC stated that the recent unhealthy price formations in the markets and the ongoing increase in inflation expectations continue to pose risks to pricing behavior. Against this background, the MPC decided to implement a strong monetary tightening to support price stability. At the meeting, the MPC also agreed to simplify the operational framework in order to enhance the predictability of monetary policy and strengthen the transmission mechanism.

On May 25, 2018, considering the developments in the market and high volatility in exchange rates, it was decided that the repayments of rediscount credits for export and foreign exchange earning services that were extended before May 25, 2018, which would be due by July 31, 2018, could be made in Turkish Lira provided that they were paid at maturity.

On May 28, 2018, the Central Bank decided to complete the simplification process regarding the operational framework of the monetary policy by making the one-week repo rate the policy rate which will be equal to the current funding rate (16.50%). The Central Bank also stated that overnight borrowing and lending rates would be determined at 150 basis points below/above the one-week repo rate. The new operational framework took effect on June 1, 2018. On June 7, 2018, the MPC held a meeting during which it raised the policy rate (one week repo auction rate) from 16.5% to 17.75%. The MPC stated that with the strong policy response at the interim meeting on May 23, 2018 and the simplified operational framework, it has partially restrained the domestic financial market volatility. The MPC also noted that the current elevated levels of inflation and inflation expectations continue to pose risks on pricing behavior. Accordingly, the MPC decided to further strengthen the monetary tightening in June to support price stability.

In June and September 2018, the remuneration rate of TL reserve requirements was increased.

On August 6, 2018, the Central Bank lowered the upper limit for the foreign exchange maintenance facility within reserve options mechanism from 45% to 40% in order to provide FX liquidity to banks. On August 13, 2018, the Central Bank introduced Turkish Lira and foreign exchange liquidity management measures in order to support financial stability and sustain the effective functioning of markets. Within the framework of intraday and overnight standing facilities, the Central Bank stated that it would provide all the liquidity the banks needed. The Central Bank also stated that the discount rates for collaterals against Turkish Lira transactions would be revised based on type and maturity, thus providing banks with flexibility in their collateral management. Collateral FX deposit limits for Turkish Lira transactions of banks have also been raised. Foreign exchange liquidity management measures include option to borrow foreign exchange deposits in one-month maturity and if deemed necessary increase in foreign exchange deposit limits.

Moreover, to support effective functioning of financial markets and flexibility of the banks in their liquidity management, Turkish Lira and FX reserve requirement ratios have been reduced.

On August 13, 2018, the Central Bank introduced Turkish Lira and foreign exchange liquidity management measures in order to support financial stability and sustain the effective functioning of markets. The Central Bank stated in the framework of intraday and overnight standing facilities that it would start to provide all the liquidity the banks needed. The Central Bank stated that Turkish Lira liquidity management measures include revision of discount rates for collaterals against Turkish Lira transactions based on type and maturity and increase in foreign exchange collateral deposit limits for Turkish Lira transactions of banks from €7.2 billion to €20 billion. Foreign exchange liquidity management measures include option to borrow foreign exchange deposits in one-month maturity and if deemed necessary increase in foreign exchange deposit limits. Moreover, to support effective functioning of financial markets and flexibility of the banks in their liquidity management, Turkish Lira and FX reserve requirement ratios were reduced, average maintenance facility for FX liabilities was raised from 4% to 8% and, in addition to U.S. Dollars, maintenance in terms of Euro was allowed under ROM FX maintenance facility.

On August 15, 2018, the Banking Regulation and Supervision Agency (the “BRSA”) announced that total notional principle amount of banks’ currency swaps and other similar products (spot and forward foreign currency transactions) with foreign counterparties where at the initial date local banks pay TRY and receive foreign currency, cannot exceed 50% of the bank’s most recently calculated regulatory capital. The limit was reduced to 25% by the BRSA on August 15, 2018. On August 17, 2018, the BRSA announced that in addition to the swap transactions, forward, option and other similar derivative transactions of banks (other than swaps), which local banks carry out to receive TRY at the maturity date, have also been included within the scope of the limitation set forth above. A BRSA announcement made on September 8, 2018 provided an exception and took the transactions of banks with their foreign subsidiaries out of the restriction, on the condition that such subsidiaries are credit or financial entities subject to consolidation with Turkish banks. On September 17, 2018, the BRSA announced that transactions with a maturity of “90 to 360 days” shall be weighted 75% and transactions with a maturity of “360 days and over” shall be weighted 50% in the calculation of the transactions included within the 25% limit.

On August 17, 2018, the Central Bank signed a swap agreement with Qatar Central Bank over Turkish Lira and Qatari Riyal and concluded with an overall limit of U.S.$3 billion. On August 29, 2018, the Central Bank decided that the banks’ borrowing limits for overnight transactions at the Interbank Money Market would be reinstated at twice the limits applicable before August 13, 2018.

On August 31, 2018, the Central Bank announced that in addition to the Turkish Lira-settled forward foreign exchange sale auctions held at the Central Bank, transactions will also be conducted at the Derivatives Market operating under Borsa İstanbul to contribute to the effective functioning of foreign exchange markets. The Central Bank also announced that Turkish Lira currency swap market has been opened at the Central Bank to increase the efficiency in Turkish Lira and foreign exchange liquidity management. The Central Bank noted that the transactions would be conducted via quotation method with banks authorized in the Foreign Exchange and Banknotes Market within their pre-determined limits. On October 31, 2018, the Central Bank announced that such transactions would start on November 1, 2018 and that the banks’ limits would be 10% of their pre-determined Foreign Exchange and Banknotes Market transaction limits.

On September 3, 2018, the Central Bank stated that recent developments regarding the inflation outlook indicated significant risks to price stability and that it would take the necessary actions to support price stability. Accordingly, monetary stance would be adjusted at the September Monetary Policy Committee Meeting in view of the latest developments.

On September 13, 2018, the MPC decided to increase the policy rate from 17.75% to 24.00%. The MPC reiterated that tight stance in monetary policy would be maintained decisively until inflation outlook displays a significant improvement. The MPC added that inflation expectations, pricing behavior, lagged impact of recent monetary policy decisions, contribution of fiscal policy to rebalancing process, and other factors affecting inflation would be closely monitored and, if needed, further monetary tightening would be delivered. In addition, it was announced that one-week repo auctions, which were suspended as of August 13, 2018, resumed as of September 14, 2018.

On September 13, 2018, Decree No. 32 Regarding Protection of the Value of Turkish Currency was amended by the Presidential Decree No. 85. The amendment requires that the transaction value and other payment obligations arising from certain types of transactions, conducted between Turkish residents, are prohibited from being in a foreign currency or to be indexed to a foreign currency. These types of transactions are (i) sale and purchase of moveable properties and real estate, (ii) all kinds of leasing of moveable properties and real estate including vehicles and financial leasing, (iii) employment, (iv) service and (v) construction. The amendment stipulates that foreign currency values in the transactions executed before the enactment of the Presidential Decree shall be re-determined in Turkish Lira by their parties within 30 days from September 13, 2018. The Ministry of Treasury and Finance is authorized by the Presidential Decree to determine certain exceptions. On October 6, 2018, Communique No. 2018-32/51, which amends the Communique in relation to Decree No. 32 Regarding the Protection of the Value of Turkish Currency, was published in the Official Gazette. Communique No. 2018-32/51 specifies the scope of the restrictions and sets out certain exceptions that will allow payment obligations in business agreements to be made in foreign currencies or indexed to foreign currencies. On November 16, 2018, Communique No. 2018-32/52, which amended the scope of the exceptions, was published in the Official Gazette.

On October 25, 2018, the MPC decided to keep the policy rate constant at 24%. The MPC stated that recent developments regarding the inflation outlook point to significant risks to price stability and that price increases have shown a generalized pattern across subsectors, reflecting the movements in exchange rates. The MPC also stated that tight stance in monetary policy will be maintained until the inflation outlook displays a significant improvement. Within the framework of simplifying collateral conditions, collaterals maintained by banks for TL and FX markets within CBRT is combined. As of November 30, 2018, the transition to the common collateral system has been completed. Besides the collateral conditions were eased during the year such as discount rates were reduced and the acceptable collateral set was widened.

On December 13, 2018, the MPC decided to keep the policy rate constant at 24% by stating that while developments in import prices and domestic demand conditions have led to some improvement in the inflation outlook, risks on price stability continue to prevail. Accordingly, the MPC has decided to maintain the tight monetary policy stance until the inflation outlook displays a significant improvement.

In 2019, the CBRT kept its tight monetary policy stance for an extended period throughout the first half of the year, in order to steer inflation expectations toward its interim targets provided in the Inflation Reports. The communication of monetary policy was explicitly based on the indicators for the underlying inflation trend, and the policy stance was determined in a way to ensure the continuation of the disinflation process in line with the targeted path. The CBRT’s inflation forecasts played a key role in the decision-making process and in managing inflation expectations as forecast credibility built up throughout the year.

In the first half of 2019, the CBRT kept the one-week repo auction rate constant at 24% and introduced a series of decisions regarding the liquidity management. The decline in the cumulative exchange rate effects due to the tight monetary policy stance and strong policy coordination, and the mild course of domestic demand led to a marked improvement in inflation dynamics. In the second half of the year, considering the improvement in the inflation outlook, the CBRT reduced the policy rate to 12% via rate cuts in July, September, October and December.

In 2019, funding via OMO was mostly done by one-week repo auctions but weekly repo auctions were suspended twice during the year due to developments in financial markets. In these suspension periods, the entirety of CBRT funding was carried out over the CBRT overnight lending rate and overnight repo rates at the BIST converged to the upper bound of the CBRT’s interest rate corridor. As of June 17, 2019, primary dealers were provided with the facility to obtain liquidity within the framework of OMO at an interest rate set at 100 basis points below the CBRT’s policy rate. The share of liquidity offered under this facility remained limited within the funding need of the system.

To ensure effective functioning of markets and transmission mechanisms in the face of volatilities and unhealthy price formation in financial markets, the CBRT expanded its set of instruments in addition to the policy rate in 2019. Accordingly, to contain the adverse effects of the supply and demand imbalances that occurred in the offshore swap markets in the last week of March, the CBRT gradually raised the total limit of outstanding swap transactions at the Turkish Lira Currency Swap Market. It was noted that banks intensively used the CBRT’s swap facilities. In this regard, since the majority of the funding need of the system was met by the swap facilities of the CBRT, net funding via OMO gradually declined.

Throughout 2019, the CBRT also made some changes to reserve requirements to allow the use of this facility in a more flexible and effective way as a macroprudential tool to support financial stability.

In January 2019, deposits/participation funds of official institutions were excluded from the liabilities subject to reserve requirements, and Provisional Article 6 of the Communiqué on Reserve Requirements was revoked considering the significant decline in the liabilities under this article.

In February 2019, Turkish Lira reserve requirement ratios were reduced by 100 basis points for deposits and participation funds with maturities up to 1 year and for other liabilities with maturities up to (and including) 3 years, and by 50 basis points for all other liabilities subject to reserve requirements. Moreover, the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents was increased from 5% to 10% of Turkish Lira reserve requirements.

In April 2019, the coverage of deposits/participation funds of official institutions excluded from liabilities subject to reserve requirements was expanded to include deposits/participation funds of official institutions subject to the Public Treasurership Regulation.

In early May, the upper limit for the FX maintenance facility within the reserve options mechanism was lowered from 40% to 30% and reserve requirement ratios for FX liabilities were increased by 100 basis points for all maturity brackets. At the end of May, reserve requirement ratios for FX deposits/participation funds were increased by 200 basis points for all maturity brackets.

In June 2019, the TL and FX reserve requirement ratios for financing companies were set at 0% in all maturities.

In July 2019, reserve requirement ratios for FX deposits/participation funds were increased by 100 basis points for all maturity brackets.

With an amendment to the CBRT Law No. 1211 in July 2019, in addition to banks’ liabilities, their other on- and off-balance sheet items deemed appropriate by the CBRT could be subjected to reserve requirements. Accordingly, in August 2019, the reserve requirement ratios for Turkish Lira liabilities and the remuneration rates for Turkish Lira-denominated required reserves were linked to the annual growth rates of banks’ total Turkish Lira-denominated performing loans. Accordingly, the reserve requirement ratio for Turkish Lira liabilities for banks with a loan growth between 10% and 20% (reference values) was set at 2% in all maturity brackets excluding deposits and participation funds with 1-year or longer maturity and other liabilities with longer than 3-year maturity. Additionally, the remuneration rate applied to Turkish Lira-denominated required reserves was set at 15% for banks with a loan growth between the reference values and at 5% for others.

On August 5, 2019 the remuneration rate for US dollar-denominated required reserves, reserve options and free deposits held at the CBRT was decreased from 2% to 1%; and to 0% on September 19, 2019.

In September 2019, reserve requirement ratios for FX deposits/participation funds were increased by 100 basis points for all maturity brackets.

In October 2019, the remuneration rate applied to Turkish Lira-denominated required reserves was decreased by 500 basis points and determined as 10% for banks with a loan growth rate within the reference values and to 0% for other banks.

In December 2019, considering the usefulness of having a reserve requirement practice that would support financial stability by encouraging channeling loans towards production-oriented sectors rather than consumption-oriented ones, a revision was made in the reserve requirement regulation. Accordingly, banks will be able to benefit from reserve requirement incentives under the following conditions:

a) For banks with a real annual loan growth rate above 15%: If their adjusted real loan growth rate, which is calculated by deducting the entire real changes in commercial loans with a 2-year and longer maturity and housing loans with a 5-year and longer maturity from the numerator of the growth rate formula, is below 15%,

b) For banks with a real annual loan growth rate below 15%: If their adjusted real loan growth rate, which is calculated by deducting 50% of the real change in retail loans excluding housing loans with a five-year and longer maturity from the numerator of the growth rate formula, is above 5%.

At the end of December 2019, reserve requirement ratios for FX deposits/participation funds were increased by 200 basis points and, in order to make sure that banks fulfilling the loan growth conditions are not affected by this increase, these ratios were applied 200 basis points lower for banks fulfilling the loan growth condition.

On December 18, 2019, the BRSA announced that the total notional amount of banks’ currency swaps, forwards, options and other similar products with non-residents with remaining maturity of seven days or less, where at the maturity date, local banks pay TRY and receive FX in exchange (right way), should not exceed 10% of the bank’s most recently calculated regulatory capital. On February 9, 2020, the BRSA announced that the total notional amount of banks’ currency swaps, forwards, options and other similar derivative transactions (total amount of wrong-way derivatives transactions) with non-residents where banks receive TL at the maturity date, have been limited not to exceed 10% of the bank’s most recently calculated regulatory capital, while this restriction does not apply to the transactions with their non-resident financial subsidiaries and affiliates which are subject to consolidation. The above-mentioned ratio related with the wrong-way derivatives transactions has been applied as 1% by the BRSA as of April 12, 2020. Moreover, on April 12, 2020, the BRSA announced that in each calendar day the right way transactions with a remaining maturity of “up to 7 days”, “up to 30 days” and “up to 1 year” have been limited not to exceed 1%, 2% and 10% of the bank’s most recently calculated regulatory capital, respectively.

On November 25, 2019, to facilitate bilateral trade in respective local currencies and to support financial stability of the two countries, a swap amendment agreement was signed between the Central Bank of the Republic of Turkey and Qatar Central Bank. The overall limit has been increased to U.S.$5 billion equivalent of Turkish Lira and Qatari riyal.

Considering rise in the amount of Turkish Lira funding that banks demanded from CBRT, FX Deposits against TL Deposits actions were suspended in March 2019. On August 5, 2019, the CBRT decided that Turkish Lira currency swap transactions conducted via the quotation method would also be executed with one, three and six month maturities via the traditional auction (multiple price) method. The total limit of outstanding swap transactions at the Turkish Lira currency swap market lowered from 40% to 20% of banks’ total transaction limits at the Foreign Exchange and Banknotes Markets and a limit of 20% was defined for transactions to be conducted via the auction method.

On May 7, 2019, the CBRT opened a Turkish Lira Gold Swap Market (for transactions on the buy side) to increase the effectiveness of banks’ liquidity management and contribute to bringing gold savings into the financial system. Regarding the Turkish Lira Gold Swap Market, the total amount of transactions is set at 112 tons.

On October 1, 2019, a Foreign Exchange Gold Swap Market (for transactions on both the buy and sell sides) was introduced. Regarding the Foreign Exchange Gold Swap Market, the total amount of gold swap transactions is set at 112 tons for the buy-side transactions and the total amount of transactions on the sell-side is set at 100 tons.

Table 33

Selected Central Bank Balance Sheet Data (in millions of Turkish Lira)	2015	2016	2017	2018	2019
ASSET	293,215.1	345,423.1	396,221.9	461,204.1	646,509.2
Foreign Assets	326,661.2	381,040.5	436,818.8	506,864.0	638,127.7
Domestic Assets	-794.4	18,227.6	16,415.1	-655.2	58,132.2
Cash Operations	—	—	—	—	—
FX Revaluation Account	-32,651.7	-53,845.0	-57,012.0	-45,004.7	-49,750.8
IMF Emergency Assistance	—	—	—	—	—
LIABILITY	293,215.1	345,423.1	396,221.9	461,204.1	646,509.2
Total Foreign Liabilities	244,145.4	260,927.5	299,700.7	347,210.6	419,807.5

Liabilities to Non-Residents	9,711.8	9,964.4	9,135.3	21,738.6	24,700.3
Liabilities to Residents	234,433.6	250,963.1	290,565.4	325,471.9	395,107.2
Central Bank Money	49,069.8	84,495.6	96,521.2	113,993.6	226,701.7
Reserve Money	122,349.9	167,984.2	174,101.7	192,199.5	203,771.0
Currency Issued	103,042.6	122,959.9	131,457.7	132,261.7	153,362.4
Deposits of Banking Sector	18,799.1	44,343.7	41,961.4	59,329.2	50,094.2
Extra Budgetary Funds	142.7	171.9	172.4	210.5	175.8
Deposits of Non-Banking Sector	365.5	508.6	510.3	398.0	138.6
Other Central Bank Money	-73,280.2	-83,488.6	-77,580.5	-78,205.9	22,930.6
Open Market Operations	-95,448.6	-95,505.5	-117,744.4	-95,699.7	-9,929.4
Deposits of Public Sector	22,168.4	12,017.0	40,163.9	17,493.7	32,860.0

Source: CBRT

The following table presents key monetary aggregates for the dates indicated:

Table 34

(in millions of Turkish Lira)	2015	2016	2017	2018	2019
M1	311,646.84	382,724.83	450,620.26	509,674.31	718,816.37
M2	1,189,493.97	1,406,870.97	1,628,018.90	1,938,996.99	2,445,446.61
M3 (M2 + funds received from repo transactions + money market funds + debt securities issued with maturity of less than 2 years)	1,232,282.80	1,452,354.43	1,686,379.87	1,994,691.01	2,554,042.03

M1 = Currency in circulation + Demand deposits (TRY, FX)

M2 = M1 + Time deposits (TRY, FX)

Source: CBRT

The following table presents the discount rates of the Central Bank for the dates indicated:

Table 35

Discount Rates

Year	Discount Rates
2015	9.00%
2016	8.75%
2017	8.75%
2018	18.50%
2019	12.75%

Source: CBRT

BANKING SYSTEM

The Turkish banking system is currently regulated and supervised by the Banking Regulation and Supervision Agency (the “BRSA”), which is an independent public entity with administrative and financial autonomy that has supervised banks and certain other financial institutions since August 31, 2000. The BRSA, whose administrative body is the Banking Regulation and Supervision Board (“BRSB”), was established under the Law No. 4389, as amended by the current Banking Law (Law No. 5411). The Banking Act (Law No. 5411) was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983).

The Savings Deposit Insurance Fund (“SDIF”) is a public legal entity with independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through the transfer or merger of these banks with another bank, the transfer of its shares to third parties, or liquidation. The duties and powers of SDIF are currently regulated by the Banking Law.

As of the end of 2019, 53 banks were operating in Turkey, including 13 investment and development banks, 6 participation banks, and 34 commercial deposit banks, of which 3 were state banks, 8 were private banks, 21 were foreign banks and 2 were SDIF banks. The share of local private banks and foreign banks in terms of asset size, stood at 32.5% and 26.5%, respectively, decreased from 2018 year-end figures of 34.0% and 27.4%, respectively. During that period, the share of state banks increased from 38.6% to 41.0%.

Emlak Katilim Bankasi A.S. acquired its banking licence in February 2019 and began its banking operations in March 2019.

As of second half of the year 2019, there has been a strong recovery and growth in the economy. The Turkish economy grew by 6% in 4Q19, leading the whole year GDP growth to 0.9% in 2019. Similar to economic activity, the strong loan supply policy, especially implemented by state-owned banks in the first half of the year, spread throughout the sector in the second half of the year. On the other hand, because of the weak FX loan demand, banks made a net debt payment to their foreign counterparties and they did not encounter any difficulties in renewing their foreign debts in year 2019.

Since July 2019, the CBRT has started to cut its policy rate and this decline has been strongly reflected in loan and deposit rates. In addition, the CBRT employed required reserves as a macroprudential tool in a flexible and effective way to support the loan growth. Through this decision on required reserves, enforced on March 7, 2020, the CBRT aimed at helping shift the loan supply from consumption to efficient, production-oriented sectors that will support sustainable growth.

The financial outlook, which rapidly improved in the second half of 2019, turned relatively negative in the first quarter of 2020, particularly in March, mainly due to pandemic-driven volatilities in global financial markets and the deterioration in expectations. But the strong activity in 1Q20, which resulted in the the economy growing by 4.5%, provides an important buffer ahead, before facing the negative impact of the COVID-19 virus on activity as of mid-March.

During the coronavirus outbreak, authorities have launched various measures to limit the effects of the pandemic. The government has announced the “Economic Stability Shield” package in order to reduce the negative effects of the outbreak on the economy. The CBRT has provided the necessary liquidity in to the economy in order to maintain uninterrupted and healthy functioning markets. In addition, BRSA made a series of new decisions to support the banking sector and the economy. One of the most important measures taken by BRSA is Asset Ratio, which was introduced in order to minimize the negative impact of the COVID-19 pandemic on the economy, markets, production, and employment, as well as to ensure the most effective use of banks’ funds.

Total assets of the Turkish banking system increased by 3.2%, reaching U.S.$756.1 billion in 2019 (up from U.S.$732.3 billion in 2018). The total loan portfolio decreased by 1.4% to U.S.$447.1 billion in 2019 from U.S.$453.4 billion in 2018. The share of loans in total assets dropped from 61.9% to 59.1%. Gross non-performing loans, which amounted to U.S.$18.3 billion in 2018 year-end, increased to U.S.$25.4 billion in 2019. The non-performing loan ratio started to increase moderately in 2019 from 3.9% in 2018 to 5.4% in 2019. The amount of specific provisions set aside for these loans was U.S.$16.5 billion and the provisioning rate was 65.1%, as of 2019 year-end. The decrease in specific provisions in 2019 is mainly because of the moderate increase in NPL’s. The total value of the securities portfolios was U.S.$111.3 billion in 2019.

Table 36

Main Figures of Banking Sector* (in billions U.S. Dollars)	2015	2016	2017	2018	2019
Total Assets	807.9	776.0	863.7	732.3	756.1
Loans	508.9	492.8	556.3	453.4	447.1
Securities Portfolio	113.0	99.9	106.5	90.5	111.3
Deposits	426.8	413.1	453.6	385.5	432.1
Own Funds	89.9	85.3	95.1	79.9	82.9

*	Includes the data of participation banks.

Source: BRSA

As of December 2019, exchange rate and parity adjusted loan growth was moderate at 6.5% compared to previous year. The contraction in economic activity, which started in the last quarter of 2018, continued in the first two quarters of 2019. However, loan growth for 2019 slightly picked up with the normalization in inflation outlook, particularly in the second half of the year. This process led to an easing in interest rates, supporting the loan demand.

Table 37

Share of Main Figures by Bank Groups

	LOANS					TOTAL ASSETS					DEPOSITS					OWN FUNDS
% Shares	2015- 12	2016- 12	2017- 12	2018- 12	2019- 12	2015- 12	2016- 12	2017- 12	2018- 12	2019- 12	2015- 12	2016- 12	2017- 12	2018- 12	2019- 12	2015- 12	2016- 12	2017- 12	2018- 12	2019- 12
Commercial Banks	90.1	89.8	89.1	87.2	86.9	90.2	89.8	89.6	87.9	86.9	94	94.4	93.9	93.3	91.6	86.7	87.2	87.5	87	86.4
-State Owned	28.8	30.3	31.9	34.4	36.8	28.6	29.4	31	32.3	34.0	31.1	31.3	33.2	33.9	35.9	25.8	26.3	26.7	27.2	27.6
-Private	36.4	35.5	34	31	29.2	36.1	35.5	34.7	32.5	31.1	37.4	38	36.7	35.3	33.0	35.8	35.3	35.9	35.1	34.6
-Foreign	25	24	23.1	21.8	20.8	25.6	24.9	23.9	23.1	21.8	25.5	25	24	24.1	22.7	25.1	25.6	24.9	24.6	24.2
Participation Banks	4.9	4.4	4.7	4.7	5.1	5.1	4.9	4.9	5.3	6.3	6	5.6	6.1	6.7	8.4	4.1	3.8	3.8	4	4.4
Inv.& Dev. Banks	5	5.8	6.3	8.1	7.9	4.5	5.2	5.4	6.7	6.7	0	0	0	0	0	8.9	8.8	8.5	8.8	9.1
SDIF	0	0	0	0	0.1	0.1	0.1	0.1	0.1	0.1	0	0	0	0	0	0.2	0.2	0.2	0.2	0.2

TOTAL	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100

Source: BRSA

Table 38

Main Indicators of Turkish Banking Sector

(%)	2015-12	2016-12	2017-12	2018-12	2019-12
1 NPL RATIO*	3.1	3.2	3.0	3.9	5.4
2 CAPITAL ADEQUACY RATIO	15.6	15.6	16.8	17.3	18.4
3 LOAN TO DEPOSIT RATIO*	123.4	123.6	126.6	113.0	103.6
4 RETURN ON ASSETS	1.2	1.5	1.6	1.4	1.2
5 RETURN ON EQUITY	11.3	14.3	15.9	14.8	11.5
6 NET INTEREST MARGIN	3.5	3.6	3.8	3.9	3.8
7 TOTAL ASSETS / GDP	100.9	109.8	104.9	108.1	104.9
8 LEVERAGE RATIO	7.9	7.7	7.7	7.9	8.8

*	Leasing receivables and non-performing loans included in total loans.

Source: BRSA

The Turkish banking system had a capital adequacy ratio of 18.4% and a relatively low non-performing loan ratio of 5.4% as of December 2019. The loan to deposit ratio of the banking sector was 103.6%.

One of the main strengths of the Turkish banking sector is the sound capital structure of banks. In spite of the tough economic conditions, the sector has enough capacity to increase the capital. Capital ratios and the quality of capital are strong in the Turkish Banking System. More than 80% of total capital is composed of CET 1 capital. Turkish banks have continued to enhance their capital level in both direct capital injections (Paid-up capital) and Additional Tier 1 capital/ Tier 2 issuances (including subordinated loans). In addition, the government supported the state banks capital by injecting 3.7 billion Euros in 2019.

Main indicators of Turkish banking sector demonstrate that the Turkish banking sector has strong fundamentals with its independent regulatory and supervisory authority, careful consideration for banking licenses, compliance with international standards, risk-based supervision, capital adequacy ratio (which is well above the regulatory level), liquidity regulations and BRSA approval for profit distribution.

The universal banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency.

State Banks

The non-performing loans portfolio of the three deposit-taking state banks was U.S.$7.1 billion as of December 2019. The provision set aside for these non-performing loans was U.S.$4.9 billion in 2019. The non-performing loan ratio of state banks increased from 3.0% in 2018 to 4.1% in 2019. The shareholders’ equity of these banks was U.S.$22.8 billion in 2019.

SDIF Banks

SDIF has taken over 26 private banks since 1994. Of these 26 banks, banking operating licenses of 6 banks were revoked and bankruptcy orders were issued for these banks and the management and control of 20 other banks were transferred to SDIF along with the shareholders rights except dividends. SDIF banks were subject to an intensive financial and operational restructuring process following their takeover. SDIF continues to carry out liquidation, resolution and recovery processes for the banks transferred to SDIF along with shareholders rights except dividends, and the banks with revoked operating licenses and bankruptcy orders.

As of December 31, 2019, the total cost of financial restructuring and repayment of insured deposits amounted to U.S.$31.514 billion for 26 banks. Of this amount, U.S.$27.2 billion was obtained from public sector resources (the Ministry of Treasury and Finance (former Undersecretariat of Treasury) and the CBRT), and U.S.$4.2 billion from private sector resources (i.e., from SDIF’s own resources). A considerable portion of SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for SDIF. As part of the resolution operations, of the amount of U.S.$27.2 billion obtained from public sector resources, U.S.$13.8 billion was repaid to the Ministry of Treasury and Finance and the CBRT as of December 31, 2019 and SDIF will continue to repay the remaining amount.

Recovery Activities

As a result of the proceedings carried out with powers entrusted to SDIF by Banking Law and Act No. 6183 on Procedures for Collection of Public Receivables, SDIF made significant progress in the collection of public receivables. The total amount of collections made as a result of resolution operations reached U.S.$23.11 billion as of December 31, 2019. Of this amount, U.S.$91.37 million was collected in 2019, with U.S.$40.96 million collected from non-performing receivables, U.S.$1.05 million collected from subsidiaries, real estate and movables, U.S.$7.46 million collected from deposit collections, U.S.$1.72 million collected from other miscellaneous collection transaction and U.S.$25.55 million collected from Banks under the management of SDIF. In addition, U.S.$14.62 million financial income was obtained in 2019.

Collection of Non-Performing Receivables

As a part of resolution of banks transferred to SDIF, a total of 208,106 files of receivables worth TL 8.83 billion were transferred and assigned from the relevant banks and through other firms as of the end of 2019. The net amount of collections (after deducting refunds, payments, et cetera from collections and adding collections in kind made from debtors) from non-performing loans of SDIF in 2019 totaled U.S.$107.08 million.

Receivables from Bank Majority Shareholders

SDIF collects receivables acquired from majority shareholders and those stemming from misuse of bank resources by majority shareholders via proceedings under Law No. 2004 and Law No. 6183, and protocols, which are agreements relating to payment of debts, or Financial Restructuring Agreements (“FRAs”) signed with majority shareholders or by exercising the authority entrusted by the Banking Law.

SDIF has completed deals with bank majority shareholders relating to loans and terms of refunds, and has made substantial progress in collecting public receivables. If a bank majority shareholder does not fulfill its obligations, including not making payments as required by the protocols, SDIF is entitled to exercise its legal rights under any protocol or FRA.

Status of Certain Majority Shareholders

Total amounts expected to be collected from bank majority shareholders in resolution/liquidation processes can vary due to a number of factors, such as existing protocol and repayment agreements, ongoing lawsuits and legal proceedings against bank majority shareholders, and additional liabilities of such bank majority shareholders. However, based on a 5-year projection study conducted by SDIF, which is updated on an annual basis, as of December 31, 2019, SDIF anticipated collecting an additional U.S.$500 million via recovery activities.

Çukurova Group: A total of U.S.$15.62 million was collected from the Çukurova Group in 2019 and the total sum of collections from the Çukurova Group amounted to U.S.$2,416.10 million as of December 31, 2019.

Bayindir Group—Bayindirbank: On December 27, 2012, SDIF announced a default by Bayindir Group on certain provisions of the Financial Restructuring Agreement signed on October 25, 2002, among Bayindir Group, SDIF, and 16 other creditor banks and finance institutions. The total sum of collections from Bayindir Group amounted to U.S.$81.71 million as of December 31, 2019.

Caglar Group: SDIF collected US$83.63 million from Çağlar Group in 2019. The total amount of collections from the Caglar Group amounted to U.S.$684.01 million as of December 31, 2019.

EGS Group: The follow-up and collection process is still in progress in accordance with the protocol signed with EGS Group on June 8, 2011. SDIF collected nearly U.S.$1.53 million from EGS Group in 2019 and the total amount of collections reached U.S.$118.36 million as of December 31, 2019.

Balkaner Group: The legal follow up process and collections associated with third parties and companies, to which Ali Avni Balkaner, the majority shareholder of the Yurtbank, transferred the Bank’s resources, are still in progress. The total sum of collections from the Balkaner Group reached U.S.$333.16 million as of December 31, 2019.

Uzan Group—Imar Bank: In accordance with the provisions of Law No. 6183 and the provisions of Article 15 of Banking Law No. 4389, abolished and amended by Law No. 5354, SDIF continued to track and collect goods, rights and assets seized in line with the provisions of Law No. 6183. The gross collection from the Imar Bankasi reached U.S.$7.61 billion as of December 31, 2019. Of this amount, a total of U.S.$6.56 billion was transferred to third parties, public institutions and organizations in accordance with the Law on Amendment for Banking Law No.5472 amended by clause 5 of Article 134 of Banking Law No. 5411, and provisions of provisional Article 24. In addition, U.S.$40.53 million in collection tracked in apportioned accounts will be apportioned in accordance with the priority lists to be formed upon the conclusion of the lawsuit subject to various appeals. U.S.$2.13 million was collected from Uzan Group in 2019. The total amount of net collections amounted to U.S.$1.017 billion as of December 31, 2019.

Erol Aksoy Group-Iktisat Bankasi: In 2019, U.S.$0.28 million was collected from Erol Aksoy Group and the total amount of collections reached U.S.$242.43 million as of December 31, 2019.

Zeytinoglu Group-Esbank: The total amount of collections is U.S.$420.65 million from Zeytinoğlu Group as of December 31, 2019.

Demirel Group-Egebank: In 2019, U.S.$1.29 million was collected from Demirel Group and the total amount of collections reached U.S.$182.38 million as of December 31, 2019.

Bank Asya: Pursuant to SDIF Board’s Resolution No. 2015/134 dated May 29, 2015, the shareholder rights excluding dividends and the management and control of Bank Asya were transferred to SDIF. In 2016, Bank Asya was put up for sale but the sale process was terminated because no bid was submitted. Bank Asya’s operating license was revoked upon the request of SDIF pursuant to the BRSA’s Resolution No. 6947 dated July 22, 2016, and liquidation procedures began. SDIF concluded efforts to identify insured participation funds at Bank Asya, and began the payout process for the insured participation funds in the amount of TL 974,402,305.79 (which is equal to U.S.$282.5 million), via Vakif Katilim Bank on December 5, 2016.

In accordance with SDIF Board’s Resolution No. 397 dated December 22, 2016, SDIF instituted bankruptcy proceedings against Bank Asya and consequently filed a lawsuit for the direct bankruptcy of Bank Asya at the 1st Commercial Court of First Instance in Istanbul (“Court”). On November 16, 2017, the Court accepted the bankruptcy of Bank Asya. As of December 31, 2017, the bankruptcy estate has been formed and the liquidation of Bank Asya has begun.

In 2018, the SDIF recovered all of the reimbursed insured participation funds (which is TL 677.4 million) from the Bankruptcy Estate.

Litigation

Several claimants have filed claims against the Republic ranging from U.S.$750 million to U.S.$19 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) or under the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) alleging either that (a) they have been harmed because SDIF’s takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation, or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. Five of the claims against the Republic previously before ICSID and two of the claims before UNCITRAL have been dismissed. Thereafter, SDIF initiated two legal proceedings to recover the arbitration costs resulting from arbitration awards, one of which was successful collecting almost U.S.$1.6 million and the other, as of December 31, 2019, is ongoing.

Certain arbitration cases are being handled by different Ministries. For instance Cem Uzan, alleging he has shares of CEAS-KEPEZ, initiated arbitration procedures against the Republic requesting payment in the amount of €2.5 billion. The claim was handled by the Ministry of Energy and Natural Resources and has been dismissed as of February 2, 2018.

Deep Woods, situated in New York, filed an action (claiming U.S.$16 million) against SDIF relating to an agreement between the parties. On March 14, 2014, American courts found in favor of SDIF and ordered that the attorney’s fees, costs and disbursements to be paid to SDIF.

SDIF initiated the exequatur proceedings related to the Turkish judgements in France, the USA, Luxemburg, and Greece against Erol Aksoy to recover its claims. As of December 31, 2019, proceedings are pending before the Courts of aforementioned countries and some assets of Erol Aksoy have been identified and attached in various jurisdictions. Also, Uzan, Suzer, Cingilli Groups and Yasar Holding have filed a number of cases against the Republic in the European Court of Human Rights. These cases are generally handled by the Ministry of Justice. These cases are related to each bank being taken over by SDIF.

Due to its trusteeship authority, SDIF has been appointed to pursue three international arbitration cases before the International Centre for Settlement of Investment Disputes (“ICSID”) and the United Nations Commission on International Trade Law (“UNCITRAL”) that are initiated against the Republic of Turkey. The cases are pursued with cooperation of the Legal Affairs Department of the Presidency of the Republic of Turkey.

Ipek Investment, a UK-based company that alleges that it owns 100% of shares of Koza-İpek Holding A.Ş., has initiated an arbitration case before ICSID under file no ARB/18/18 against the Republic of Turkey claiming that the Republic of Turkey allegedly breached the Investment Treaty between the Republic of Turkey and Great Britain on May 29, 2018. The total compensation claim of the Applicant is approximately U.S.$5-6 billion. The Republic of Turkey is represented by King & Spalding, a UK-based law firm, and Lexist, a law firm based in the Republic of Turkey.

Cascade Investments NV, a Belgium-based company that alleges it owns 99.94% of shares of Cihan Medya Dağitim A.Ş., has initiated an arbitration case before ICSID under file no ARB/18/4 against the Republic of Turkey claiming that the Republic of Turkey allegedly breached the Investment Treaty between the Republic of Turkey and Belgium-Luxemburg Economic Cooperation on February 28, 2018. The total compensation claim of the Applicant is approximately 120,000,000 Euro. The Republic of Turkey is represented by King & Spalding, a UK-based law firm, and Lexist, a law firm based in the Republic of Turkey.

Waleed Y J H Aljarallah, a Kuwait citizen who alleges that he owns 4% of shares of Aydinli Hazir Giyim Sanayi ve Ticaret A.Ş., has initiated an arbitration case before UNCITRAL under PCS Case No 2020-04 against the Republic of Turkey claiming that the Republic of Turkey breached the Investment Treaty between the Republic of Turkey and Kuwait. The applicant claims full undistributed profit share as of 2017 as well as compensation and reinstatement of his membership to the Board of Directors. The Republic of Turkey is represented by Offit-Kurman, a U.S. based law firm.

Trusteeship Operations

As of June 24, 2020, SDIF has been assigned as trustee of (or has been assigned the powers of the trustees of) 796 businesses (with an estimated TL 61.21 billion in total assets and 40,684 employees). SDIF has also been assigned as trustee for assets of 106 individuals and trustee for 114 companies, of which SDIF controls less than 50% of the outstanding shares.

In accordance with the article 19 and the article 20 of the Law No. 6758, published in the duplicate Official Gazette No. 29898 dated November 24, 2016, SDIF has been assigned as trustee of companies placed or to be placed under the control of trustees due to their affiliation, cohesion, or connection to the FETÖ/PDY terrorist organization pursuant to the article 133 of the Code of Criminal Procedures.

Regulatory and Supervisory Framework

The BRSA is responsible for the regulation and supervision of the establishment and operating permissions of:

•	Banks, foreign bank representatives, financial holding companies and asset management companies pursuant to the Banking Law No. 5411;

•	Factoring, financial leasing and financing companies pursuant to the Financial Leasing, Factoring and Financing Companies Law No. 6361;

•	Payment institutions and electronic money institutions pursuant to the Law on Payment and Security Settlement Systems, Payment Services and Electronic Money Institutions No. 6493; and

•	Card institutions, clearing and settlement institutions pursuant to the Law on Bank Cards and Credit Cards No. 5464.

Furthermore, BRSA authorizes external audit, rating and valuation companies that provide service to banks or financial holding companies.

According to Banking Law No. 5411, in order to ensure confidence and stability in financial markets, sound operation of the credit system, development of the financial sector and protection of the rights and interests of depositors, the responsibilities of BRSA include:

•

To regulate, enforce and ensure the enforcement thereof, and to monitor and supervise the establishment and implementation of certain activities, management and organizational structure, and the merger, disintegration, change of shares and liquidation of banks, financial holding companies, and leasing, factoring and financing companies, without prejudice to the provisions of other laws and related legislation;

•

To become members of international financial, economic and professional organizations in which domestic and foreign equivalent agencies participate, and to sign memoranda of understanding with the authorized bodies of foreign countries regarding the issues that fall under the Agency’s duty field; and

•	To fulfill other duties assigned by Law.

The main sub-regulations of the Banking Law concern capital adequacy, own funds, liquidity, risk management, large exposures and lending limits, provisioning, corporate governance, accounting and information systems, independent audit, valuation, rating and outsourcing.

The Law on Bank Cards and Credit Cards No. 5464 and the Regulation on Bank Cards and Credit Cards set forth procedures and principles regarding the issuance, use, clearing and settlement of bank cards and credit cards, rules surrounding the licensing and operation of card system organizations and card issuing organizations, rules concerning the legal form and general transaction terms of bank card and credit card contracts, operating principles of the institutions in card payments systems, minimum payment amounts and the ratio for a particular credit card debt associated with the holder’s card limit.

The Law on Payment and Security Settlement Systems, Payment Services and Electronic Money Institutions No. 6493, the Regulation on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions and the Communiqué on Principles to be Considered in Information Systems Management and Audit in e-Money and Payment Institutions, set forth the rules surrounding licensing and operation of payment institutions and electronic money institutions and the procedures and principles regarding the issuance of electronic money and payment services.

The Law on Financial Leasing, Factoring and Financing Companies No. 6361, Regulation on Establishment and Operation Principles of Financial Leasing, Factoring and Financing Companies, the Regulation on Accounting Practices and Financial Statements of Financial Leasing, Factoring and Financing Companies and the Regulation on Procedures and Principles to Be Applied in Factoring Transactions, set forth establishment and operating principles of financial leasing, factoring and financing companies operating as financial institutions, as well as principles and procedures relating to financial leasing, factoring and financing contracts.

Through its regulation activities, BRSA aims to align the banking sector’s prudential regulations with international standards and best practices, mainly the EU Directives, Basel Standards and International Accounting Standards. The risk-based supervision activities of BRSA are conducted in order to ensure that the provisions of the Banking Law and other laws are properly adopted by supervised institutions, to assess the financial soundness of these institutions and to evaluate the effectiveness and sufficiency of the structures developed for monitoring and managing risks that may arise from the usage of IT systems in banking activities.

The Regulatory Consistency Assessment Programme (RCAP) was conducted in 2016 and all underlying components of the risk-based capital framework were assessed as compliant.

In order to meet the needs arising due to the development in banking sector and to comply with international best practices, amendments were made to the Banking Law as of February 25, 2020. With the changes made, it is aimed to ensure compliance with the changes in international standards and principles. Furthermore, with the amendment of the Banking Law the major changes introduced are: to strengthen the institutional structures of factoring companies; to enforce the ban on access to unauthorized banking activities; to further improve the participation, development and investment banking activities, to enforce higher administrative fines to address violations or to ensure deterrence in banking sector; to introduce administrative fines against manipulation and misleading activities in financial markets, to prepare precaution plan by systemically important banks; to authorize Banking Regulation and Supervision Board about prohibition on the transfer of any data that is customer secrets or bank secrets abroad, as well as making amendments aimed at eliminating the hesitations about whether the provisions of the Personal Data Protection Law will be applied to the processing and transfer of customer secrets data.

Regulations currently in act are listed in the Annex below.

ANNEX - Regulations in Act

A. Laws

•	Banking Law Nr. 5411

•	Law on Bank Cards and Credit Cards Nr. 5464

•	Financial Leasing, Factoring and Financing Companies Law Nr. 6361

•	Law on Payment and Security Settlement Systems, Payment Services and Electronic Money Institutions Nr. 6493

B. Main Regulations regarding Banking Law

B.1. Regulations

•	Regulation on Operation of Banks Subject to Permissions, and Indirect Share Ownership

•	Regulation on Accessibility of Banking Services

•	Regulation on Principles Regarding Authorization and Activities of Rating Agencies

•	Regulation on Corporate Governance Principles of Banks

•	Regulation on Financial Holding Companies

•	Regulation on Sale of Receivables of State-Owned Banks and Their Subsidiaries to Asset Management Companies

•	Regulation on the Establishment and Operation Principles of Asset Management Companies

•	Regulation on Authorization and Activities of Institutions to Receive Appraisal Services and Appraisal Services for Banks

•	Regulation on the Grants and Donations by Banks and Institutions Subject to Consolidated Supervision

•	Regulation on Banks’ Procurement of Consulting Services

•	Regulation on Merger, Acquisition, Division and Exchange of Shares of Banks

•	Regulation on Procedures and Principles for Precious Metal Trading of Banks

•	Regulation on the Voluntary Liquidation of Banks

•	Regulation on Procedures and Principles for Preparing and Publishing the Annual Report by Banks

•	Regulation on External Audit of Banks

•

Regulation on the Procedures and Principles for Notices for Officers to Be Appointed for Top Management in Banks, Executing the Oath of Office and Declaration of Property and Keeping the Records of Resolutions

•	Regulation on the Procedures and Principles Regarding Banks’ Accounting Practices and Retention of Documents

•	Regulation on Acceptance and Withdrawal of Deposits, Participation Funds, and Procedures and Principles of Unclaimed Deposits, Participation Funds and Escrows.

•	Regulation on Credit Transactions of Banks

•	Regulations on Measurement and Evaluation of Liquidity Adequacy of Banks

•	Regulation on Measurement and Evaluation of Interest Rate Risk in the Banking Book under the Standard Shock Method

•	Regulation Concerning the Calculation and Implementation of the Standard Ratio of the Foreign Currency Net General Position to Own Funds on A Consolidated and Non-Consolidated Basis by Banks

•	Regulation on Determination of the Principles and Procedures by Banks Related to the Qualifications of the Loans and Other Receivables and on the Loan Loss Provisions

•	Regulations on Measurement and Assessment of Leverage Levels of Banks

•	Regulation on Capital Protection and Cyclical Capital Buffer

•	Regulation on Systemically Important Banks

•	Regulation on Evaluation Process of Banks’ Internal Systems and Internal Capital Adequacy

•	Regulations on Principles concerning Repo and Reverse Repo Transactions to be made by Banks

•	Regulation on Own Funds of Banks

•	Regulation on Banks’ Liquidity Coverage Ratio Calculation

•	Regulation on Measurement and Assessment of Capital Adequacy of Banks

•	Regulations on Measurement and Assessment of Liquidity Adequacy of Banks

•	Regulation on Restruction of Debts to Financial Sectors

Regulation on Manipulation and Misleading Activities in Financial Markets

•	Regulation on Uniform Chart of Accounts

B.2. Regulations on Information Systems and Banking Processes

•	Regulation on Supervision of Bank Information Systems and Banking Processes to be Performed by Independent Audit Firms

•	Communiqué on the Audit of Bank Information Systems and Banking Processes to be Performed by Independent Audit Firms

•	Communiqué on the Principles to Base on Information Systems Management in Banks

•	Communiqué on the Principles for the Management of Information Systems in Information Exchange, Clearing and Settlement Agencies and on the Control of Business Processes and Information Systems

•	Circular on the Codification of Findings Detected in Information Systems Audits

•	Circular on Identity Authentication at ATMs

•	Circular on Independent Audit Tracking System (BADES)

•	Circular on Management Declaration (2010/3)

•	Circular on Infiltration Tests for Information Systems

B.3. Communiqué

•	Communiqué on the Procedures and Principles Regarding the Administrative Fines to be Applied in the Reportings Carried Out under the Banking Data Transfer System

•	Communiqué on the Procedures and Principles Regarding the Activities of Representative Offices in Turkey

•	Communiqué on Preparation of Consolidated Financial Statements of Banks

•	Communiqué on Financial Statements to be Announced to the Public by Banks, and Related Disclosures

•	Communiqué on Uniform Chart of Account and Explanation thereof for Participation Banks

•	Communiqué on Public Disclosures of Banks Regarding Risk Management (OG-23/10/2015-29511)

•	Communiqué on Uniform Chart of Account and Explanation (20/9/2017)

B.4. Communiqué and Guidelines Regarding Capital Adequacy

•	Communiqué on Structural Position

•	Communiqué on Calculation of Capital Requirements by Standard Method for Market Risk Arising from Options

•	Communiqué on Calculation of Market Risk with Risk Measurement Models and Evaluation of Risk Measurement Models

•	Communiqué on Calculation of Risk-Weighted Assets Regarding Securitization

•	Communiqué on Calculation of Operational Risk Weighted Assets with Advanced Measurement Approach

•	Communiqué on Calculation of Credit Risk Weighted Assets by Internal Rating Approaches

•	Communiqué on Credit Risk Mitigation Techniques

•	Guideline for Evaluation, Validation, and Corporate Governance of Internal Evaluation Based Approaches and Advanced Measurement Approach

•	Guideline for Application Processes for Internal Rating Approaches and Advanced Measurement Approach

•	Communiqué on the Principles Regarding the Debt Instruments to be Included in the Equity Calculation by Banks (7/6/2018)

B.5. Guidelines

•	Guideline for Interest Rate Risk Management

•	Guideline for Market Risk Management

•	Guideline for Country Risk Management

•	Guideline for Liquidity Risk Management

•	Guideline for Best Pricing Implementations in Banks

•	Guideline for Reputation Risk Management

•	Guideline for ICAAP Report

•	Guideline for Counterparty Credit Risk Management

•	Guideline for Credit Management of Banks

•	Guideline for Operational Risk Management

•	Guideline for Concentration Risk Management

•	Guideline for Stress Testing to be Used by Banks in Capital and Liquidity Planning

•	Guideline for Fair Value Management

•	Guideline for Evaluation Criteria Considered in Audits Made by the Agency

•	Guideline for Calculation of Provision for Expected Loss on Loans in accordance with TFRS 9

C. Regulations Regarding Financial Leasing, Factoring and Financing Companies

•	Regulation on Procedures and Principles to Be Applied in Factoring Transactions

•	Regulation on Accounting Practices and Financial Statements of Financial Leasing, Factoring and Financing Companies

•	Regulation on Establishment and Operation Principles of Financial Leasing, Factoring and Financing Companies

•	Communiqué on Uniform Chart of Account and its Prospectus to be Applied by Financial Leasing, Factoring and Financing Companies

•	List of Goods Subject to Financial Leasing Contracts That Can Last Less Than Four Years But More Than Two Years

•	Procedures and Principles Regarding Leasing Contracts that can Last Less Than Four Years But More Than Two Years

D. Regulations on Bank Cards and Credit Cards Law

•	Regulation on Bank Cards and Credit Cards

•	Communiqué on Principles for Information Systems Management and Information on Business Processes and Information Systems in Information Exchange, Clearing and Settlement Agencies

E. Regulations on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions

•	Regulation on Payment Services and Electronic Money Exports and Payment Institutions and Electronic Monetary Institutions

•	Circular on Report Formats to be Used under Article 8 of the Regulation on Payment Services and Electronic Money Exports and Payment Institutions and Electronic Money Institutions

•	Communiqué on the Management and Supervision of Information Systems of Payment Agencies and Electronic Money Institutions

F. Regulations for Protection of Financial Consumers

•	Financial Consumer Protection Action Plan Background Document

•	Regulation on the Procedures and Principles for the Charges to be Obtained from Financial Consumers

Prime Ministry Circular on Financial Access, Financial Education and Financial Consumer Protection Strategy and Action Plans

CAPITAL MARKETS

Capital Markets Law No. 6362 (“CML”) dated December 30, 2012 and published in the Official Gazette numbered 28513 includes several rules regarding capital market instruments and issuers, financial reporting, independent external auditing, credit rating and appraisal agencies, capital market activities, intermediary institutions, portfolio management companies, portfolio custodians, self-regulatory organizations, institutional investors, supervision and measures, capital market crimes and penalties. Secondary regulations within the scope of the CML are compatible with the EU Directives and constitute the legal infrastructure.

Exchanges and Trading Platforms

The CML stipulates the operations and structure of stock exchanges. The CML changed the definition of “stock exchange”, which previously had to be established as a public entity according to previous Capital Market Law and regulated in the same manner as a corporation. In this regard, the Istanbul Stock Exchange has been restructured and rebranded as “Borsa İstanbul AŞ.” (“Borsa Istanbul”) which is a joint stock company subject to private law. In addition, the CML has ensured a more professional and competitive environment for Turkish stock markets with respect to market operators and tradable instruments.

As of December 2019, 513 publicly-held companies were subject to CML, of which 402 were traded on Borsa Istanbul. There were 94 corporations traded on the BIST Stars (former National Market), 250 corporations on the BIST Main Market (former Second National Market), 28 corporations on the Watch List Market, 16 corporations on the Emerging Companies Market and 14 corporations on the Pre-Market Trading Platform, making a total of 402.

The following table sets forth IPOs realized in the last 5 years:

Table 39 - IPOs in 2015-2019

Year	Number of IPOs realized	Funds Raised (in millions of U.S. Dollars)
2015	5	32.9
2016	3	10.5
2017	3	323.1
2018	9	1,024.4
2019	7	44.3
TOTAL	27	1,435.2

Source: Capital Markets Board

Issuers

According to the CML, when securities are offered to the public or admitted to trading on a regulated market, their prospectus must be approved by the CMB. The Communiqué on Prospectus and Issue Document (Serial: II-5.1) came into force on June 22, 2013. The regulation relates to the implementation of the CML in respect of drafting, approving and distributing a prospectus. With this Communiqué, regulations contained in Directive 2003/71/EC of the European Parliament and of the Council have been adopted in order to harmonize the CML, and in turn Turkish legislation, with EU legislation. Prospectus formats in line with the EU regulations have been approved by CMB and activities conducted in collaboration with the European Securities and Markets Authority (“ESMA”) regarding harmonization of prospectus formats are complete. ESMA, with its opinion dated February 8, 2016, considered that a prospectus drawn up for share issuances according to Turkish laws and regulations can constitute a valid prospectus under the Directive 2003/71/EC for the purposes of its approval by the home competent authority of a Member State.

Collective Investment Schemes

The CML introduced a new structure wherein mutual funds can serve as a medium of collective investment that meets the demands of Turkish investors. Portfolio management companies (“PMCs”) are centered into the system as the only founder of the mutual funds. The overarching aim of the changes is to increase competition in the mutual fund sector which is anticipated to lead to an increase in the performance of the mutual funds. PMCs that are not affiliated with any banking conglomerates have previously lacked the distribution channel to market their products. The CML opens up distribution channels so that PMCs with good performances in both the mutual fund sector and other alternative investments can find their way to investors. Also, the CML regulates new types of funds such as venture capital investment funds and real estate investment funds. Another novelty brought by the CML is that portfolios of mutual funds are to be held in portfolio custodians in order to inject more credibility into the system. Portfolio custodians are assigned foremost with the task to monitor portfolio management activities, check if these activities are in line with the objectives of the funds and calculate the net asset value of the funds.

Variable capital investment companies, which are a hybrid of mutual funds and investment companies, were also introduced to the market with the CML. This collective investment scheme combines the advantages of investment companies and of the mutual funds. Principles regarding investment companies with variable capital are regulated by the provisions of Securities Investment Companies Communique which came into force on May 27, 2015. Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. To encourage individuals to invest in the capital markets, withholding tax will not be applicable for the income derived from the disposal of participation certificates of both investment funds if 51% of their portfolio is comprised of shares trading on the Borsa Istanbul provided that the holding period is more than one year and investment funds if 80% of their portfolio is comprised of shares (except securities investment companies) trading on the Borsa Istanbul. Further, the withholding tax rate is set as 0% for both domestic and foreign legal entities.

As of the end of 2019, the number of domestic mutual funds offered to the public equaled 4683 and total net asset value of these mutual funds was U.S.$19.17 billion. Pension funds started to operate in October 2003. As of the end of 2019, the number of pension funds offered to the public was 405. Total portfolio value of these funds was U.S.$21.3 billion. According to the Communique on Mutual Funds, an umbrella fund structure that came into effect in July 2014 and that was initially required only for capital protected and capital guaranteed funds, is obligatory for all mutual funds.

[3]	Foreign investment funds, ETFs, real estate investment funds and venture capital funds excluded.

As of the end of 2019, 196 hedge funds were registered, with total net asset value of U.S.$3.64 billion. As of the end of 2019, there were 4 exchange traded funds offered to the public with a total net asset value of U.S$49.1 million.

Securities investment companies, real estate investment companies and private equity/venture capital investment companies are other types of collective investment schemes subject to the CML. To improve the institutional investor base, the Government has exempted these investment companies from corporate tax.

As of 2019, the number of listed securities investment companies was 9, listed real estate investment companies was 33 and listed venture capital investment companies was 7. The market capitalization of securities investment trusts are U.S.$121.3 million, the total net asset value of securities investment companies was U.S.$95.66 million, the market value of listed private equity/venture capital investment companies was U.S.$ 504.2 million and the market value of real estate investment companies equaled U.S.$5.5 billion.

As of the end of 2019, 49 real estate mutual funds and 45 private equity/venture capital mutual funds have been formed. Issued documents of 48 real estate investment funds and 43 private equity/venture capital investment funds were approved by the end of 2019. As of the end of 2019, total net asset value of issued real estate mutual funds was U.S.$1.11 billion, total net asset value of issued private equity/venture capital mutual funds was U.S.$269.9 million.

The following table sets forth statistics regarding the collective investment schemes:

Table 40 - Collective Investment Schemes - 2015-2019 (Leading Funds and Companies)

	Mutual Funds		Pension Funds		Portfolio Management Companies		Real Estate Investment Comp.
	Number	Net Asset Value (in billions of U.S. Dollars)	Number	Portfolio Value (in billions of U.S. Dollars)	Number	Portfolio Value (in billions of U.S. Dollars)	Number	Market Value (in billions of U.S. Dollars)
2015	363	12.74	249	16.42	46	33.61	31	7.27
2016	384	14.58	263	19.47	50	34.61	31	7.08
2017	456	14.37	299	21.08	49	41.84	31	7.12
2018	489	9.13	408	17.63	54	32.66	33	3.66
2019	468	19.17	405	21.3	51	46.9	33	5.5

Source: Capital Markets Board

Trading on Turkey Electronic Fund Distribution Platform (“TEFAS”), a supermarket of funds facilitating access by investors to funds, started on January 9, 2015. TEFAS is operated by Istanbul Settlement and Custody Bank. All individual and institutional investors holding an investment account with investment institutions authorized by the Capital Markets Board or that are clients of portfolio management companies may use TEFAS. In 2019, over U.S.$8.7 billion worth of fund shares were traded through TEFAS.

Market Intermediaries and Infrastructure

Market infrastructures such as central counterparties, trade repositories, custody services, and Investor Compensation Center have been regulated by the CML. The law also redefined investment services by eschewing the previous activity type-based classification and introduced the concept of ancillary services. In order to explain those new concepts in detail, several regulatory works have been concluded. In this regard, a new communiqué on investment services and ancillary services was published in July 2013. The new communiqué classified intermediary institutions based on the investment services they provide, which are defined in the CML. Further, another communiqué on the principles of foundation and activities of investment firms was published in December 2013. The communiqué brought new provisions especially concerning code of conduct, customer classification and protection. With this communiqué, regulations contained in Directive 2004/39/EC of the European Parliament and of the Council have been adopted in order to harmonize Turkish capital markets legislation with EU legislation.

Intermediation in leveraged transactions on foreign exchange, commodities, precious metals or other assets which are widely known as “forex” has been put under the responsibility of the CMB since August 31, 2011. Under the CML, forex is classified as a derivative instrument and in the new communiqué the principles are revised to comply with the principles for other derivative instruments.

The revised Regulation on Central Clearing was published in July 2013 and a new Regulation on Central Counter Party was published in August 2013. With the publication of Regulation on Investor Compensation Center in June of 2013, the Center was officially established as a legal entity. In line with the CML, the scope of the compensation consists of claims arising from failure to fulfill cash payment or capital market instrument delivery obligations with regard to assets belonging to investors kept or managed by investment firms in the name of investor in relation to investment services and activities or ancillary services.

The Central Registry Agency (“MKK”) has been authorized to operate as a Trade Repository since April 3, 2015, and is the only Trade Repository officially authorized to operate in Turkey. Secondary regulations on trade reporting were completed in 2018. Bylaw on Foundation, Operation and Supervision Principles of Trade Repositories was published on September 19, 2018 and Communique on Principles Regarding Reporting to Trade Repository was published on October 27, 2018.

Banks and brokerage houses started to report their OTC and organized market derivatives data as of November 30, 2018. From January 1, 2019, other legal entity counterparties (financial institutions and real sector firms whose foreign exchange positions are supervised by Central Bank of Turkey) also began to submit derivatives data to MKK.

Dematerialization of Capital Market Instruments

The dematerialized system has become operational for equities traded on the Borsa Istanbul since 2005 for mutual fund certificates and corporate bonds since 2006, for commercial papers since 2007 and for bank bills since 2009. As of June 30, 2012, holdings of the retail clients on government bonds and bills have been also dematerialized by MKK. As of 2019, the market value of those government bonds and bills held by MKK is U.S.$39.1 billion.

Licensing of Individual Market Professionals

On June 16, 2011, the Capital Markets Licensing, Registration and Training Corporation (the “SPL”) was established. Since 2013, the licensing examinations were organized by the SPL, the CMB and the Anadolu University. As of the end of 2019, the total number of licenses for professionals who engage in capital markets activities granted reached 100,805, as described in further detail below:

Table 41

Types of Licenses	Licenses Issued 2002-2019
Capital Market Activities Level 1	28,975
Capital Market Activities Level 2	18,221
Capital Market Activities Level 3	16,831
Derivative Instruments	12,214
Real Estate Appraiser	13,472
Credit Rating	5,346
Corporate Governance Rating	4,539
Residential Real Estate Appraiser	1,207
TOTAL	100,805

Source: SPL

Financial Reporting and Auditing Standards

Turkish Accounting Standards, as the official translation of International Financial Reporting Standards issued by the International Accounting Standards Board, that are disclosed by Turkish Public Oversight Accounting and Auditing Standards Authority, have been adopted for financial reporting of listed companies, intermediary institutions and portfolio management companies. Similarly, Turkish Auditing Standards, as the official translation of International Standards on Auditing issued by the International Federation of Accountants (“IFAC”), that are also disclosed by Public Oversight, Accounting and Auditing Standards Authority of Turkey, have been applied to audits of securities market companies and institutions according to Article 14 of the CML. There are 104 authorized audit firms operating in Turkish capital markets and 60 of them have an international membership.

Corporate Governance

Corporate governance principles are regulated by Article 17 of CML. In line with the authority given by the CML, the Communiqué on Corporate Governance (Serial: II-17.1) came into force on January 3, 2014. With this Communiqué, principles of corporate governance to be applied by the listed companies are determined in detail. The “Comply or explain” approach has been valid since the publication of CMB Corporate Governance Principles in 2003. Provisions such as independent board members, shareholders’ rights and high standards of disclosure are compulsory with the purpose of enhancing corporate governance for listed companies. Moreover, the CMB is explicitly granted the authority to make regulations and require listed companies to comply (partially or fully) with such rules. The concept of “significant transactions” was introduced and the CMB was authorized to make rules regarding these transactions, which include mergers and divisions, sale of all or a significant portion of assets, a significant change in the field of activity, introduction of privileges or changes in the scope and content of existing privileges and delisting. In case of significant transactions, minority shareholders who vote against the transaction in the general assembly were granted a sell-out right. New quorums were defined for general assembly meetings of publicly held corporations depending on the circumstances under which meetings are held and agenda items. Also, online general assembly meetings were enabled.

Derivatives Market

The CML has brought a structural change opportunity for Turkish Derivatives Exchange. According to Article 138 of the CML, organized markets are designed to operate under a single structure and it became possible for Turkish Derivatives Exchange to merge with Borsa Istanbul. After that, a new derivatives market was established within Borsa Istanbul, the Futures and Options Market (“VIOP”), for both futures and options as well as other derivative contracts and according to the CML, the Turkish Derivatives Exchange was merged in Borsa Istanbul. Accordingly, the contracts on the Turkish Derivatives Exchange were closed to trading and started to trade in VIOP by August 5, 2013. In 2019, there were 62,856 accounts opened in the Derivatives Market. Futures contracts comprised 98.5% and option contracts 1.5% of the total traded value in 2019. While total traded value of the Derivatives Market was TL 1.287 billion in 2018, it reached TL 1.457 billion in 2019, marking a 13.2% increase.

Market Statistics

The following table shows market activity in the Turkish capital markets for the periods indicated:

Table 42

	2015	2016	2017	2018	2019
Outstanding Securities (in millions of TL)	594,691	633,003	718,600	775,023	961,982
Private	154,567	164,359	183,153	188,881	206,931
Public	440,124	468,644	535,447	586,142	755,052
Traded value on the Borsa Istanbul Markets (in millions of TL)
Stock Market	1,025,870	1,013,562	1,468,001	1,993,296	2,130,111
Bonds and Bills Market	10,267,000	9,581,251	4,564,000	4,450,306	16,156,310
Off-exchange bonds & bills transactions	879,110	849,241	802,981	1,233,346
Derivatives Market	575,000	580,000	867,761	1,287,074	1,457,333
Stock Market Capitalization (in millions of TL)	554,880	614,069	880,241	794,823	1,108,773
BIST National 100 Index (on TL basis)	71,727	78,139	115,333	91,270	114,424
Number of Companies Traded	416	405	399	402	402

Sources: Monthly Statistics Bulletin, 2019/12, Capital Markets Board, Borsa Istanbul, Undersecretariat of Treasury Borsa Istanbul, Data, Consolitade Data, Stock Markets, Traded Value, Traded Volume, Number of Contracts https://www.borsaistanbul.com/veriler/verileralt/aylik-konsolide-veriler

With the CML, the registration system for capital market instruments to be issued or offered to the public has been replaced with a system of prospectus or issue document approval. Data for securities sold based on approved prospectuses/issue documents of publicly held companies (cash capital increases only) for the 2015-2019 period are presented below:

Table 43

Securities Sold (in millions of TL)	Share	Asset Backed Securities	Covered Bonds	Corporate Bonds	Lease Certificates	Warrants/ Certificates	Total
2015	2,230	—	726.7	110,228	3,656	51.9	116,892
2016	1,683	375	2,038	116,412	3,434	122.3	124,064
2017	4,947	997	6,255	163,660	8,353	425.0	186,243
2018	9,906	4,204	2,024	182,582	24,481	331	223,528
2019	3,483	1,520	—	255,626	46,171	391	307,191

Source: Capital Markets Board

In 2019, approximately TL 3,746.8 million (U.S.$629.7 million) was raised through both initial public offerings and capital increases through sales of shares based on approved prospectuses/issue documents.

The corporate bond market has accelerated since 2010. The total market value of outstanding corporate bonds issued domestically rose from TL 2.8 billion in 2010 to TL 92.7 billion by the end of 2019.

As of December 31, 2019, there were 74 investment firms (7 of which are authorized for reception and transmission of orders in relation to capital market instruments and cannot directly transmit investors’ orders to stock exchange, but must transmit the orders to another investment firm which has an authorization for transmitting the orders directly to stock exchange) and one bank (investment bank) licensed to trade on stock markets, and 44 banks and 60 investment firms licensed to trade on debt securities markets at Borsa Istanbul. In addition, there were 75 intermediary institutions (banks, investment firms) licensed to trade on VIOP. Also, there are 78 firms (22 banks, 17 precious metals brokerage houses, 17 precious metals producing and marketing companies and 22 currency offices) licensed to trade on precious metals market.

Clearing and Settlement, Central Counterparty

The Istanbul Settlement and Custody Bank Inc. (“Takasbank”), is “the Clearing and Settlement Center” for the Borsa Istanbul, the custodian for pension funds and “the National Numbering Agency of Turkey”. Also, Takasbank is a specialized bank established under the Turkish Banking Law and incorporated as a non-deposit taking investment bank dedicated to securities services in Turkey. Takasbank provides its members with a money market facility and banking services including cash credits, securities, lending and cross-border settlement and custody services via SWIFT and correspondent accounts. Takasbank was authorized as a FOREX Trade Repository Institution by the CMB in 2011.

Takasbank began providing central counterparty services for the Securities Lending Market (by September 2013), the Organized Derivatives Market (by March 2014), the Equity Market (by June 2017), the Debt Securities Market (by July 2018) and the Swap Market (by October 2018) of the Borsa Istanbul. In 2013, Takasbank has been authorized as the Pre-Local Operating Unit authorized to assign Legal Entity Identifier Code with CMB sponsorship by the Financial Stability Board.

CMB has been effectively maintaining the oversight and supervision of Financial Market Infrastructures operating in Turkish capital markets, including Takasbank. After thorough examination of Takasbank’s operations in the context of Committee on Payments and Market Infrastructures (“CPMI”)—International Organization of Securities Commissions (“IOSCO”) Principles on Financial Market Infrastructures (“PFMIs”), Takasbank is found to observe the CPMI-IOSCO PFMIs. The Board of CMB Turkey, at its meeting on March 23, 2016 decided to declare the acceptance of CPMI-IOSCO PFMIs applicable to financial market infrastructures operating in Turkish capital markets and to assume the responsibilities given to itself by the PFMIs for the purposes of protecting the rights of market participants and the stability in the markets and fulfilling its oversight function towards all financial market infrastructures operating in Turkish capital markets.

International Relations

With respect to the integration of the Turkish capital markets with the EU and the alignment of Turkish legislation with the EU acquis, the CMB has been working in close contact with the European Commission and the Delegation of the European Union to Turkey as well as other EU institutions.

The CMB attaches great importance to international relations and international principles and standards in market development. In this context, besides the studies concerning the compliance with the EU standards, the CMB continues its efforts to strengthen its relation with the IOSCO—of which the CMB is a member—and to enhance the cooperation with foreign authorities. To this end, the CMB has signed various Memorandums of Understanding (“MoU”) and entered into collaborative arrangements with foreign regulatory and enforcement authorities and continues its efforts to sign MoUs concerning the cooperation and exchange of information with foreign authorities.

The CMB, which is one of the first signatories of the IOSCO Multilateral MoU, has also signed 36 additional MoUs with foreign financial regulatory authorities until 2019. Moreover, the CMB has signed bilateral MoUs with 18 European countries (15 EU members) concerning the cooperation and the exchange of information for the supervision of Alternative Investment Fund Managers.

PUBLIC FINANCE

GENERAL

In the course of EU accession negotiations, Turkey has reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. The main change was the introduction of the Public Financial Management and Control Law (“PFMC Law”), adopted by the Turkish Parliament in December 2003 (Law No. 5018, as amended in 2005, Law No. 5436). The enactment of the PFMC Law was the defining event that provided for a new legal framework for modern public financial management and accountability, which continues to develop in Turkey today. Since the enactment of the PFMC Law, such key concepts of a modern public financial management system as managerial responsibility models, effective and efficient use of resources, strategic planning, performance-based budgeting, a multi-year budgeting framework, accountability, fiscal transparency, modern internal audit/controls and external audit practices have been put into practice.

The public sector in Turkey includes central government agencies, social security institutions (“SSIs”), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (“SOEs”) and extra-budgetary funds.

The PFMC Law covers central government agencies, social security institutions and local governments which are referred to as the “general government”. All general government agencies prepare their own budgets. The central government consists of three types of agencies: (1) general budget agencies which are government entities, (2) special budget agencies which are public administrations affiliated or related to a ministry which perform a specific public service, to which revenues are allocated, and which are authorized to spend from such revenues, with the establishment and operation principles arranged through special laws and (3) regulatory and supervisory agencies which are established in the form of boards, agencies or supreme boards (agencies which are given a high degree of autonomy) by special laws.

The PFMC Law has been fully implemented and covers public financial management and control at all levels of government. Yet, there are some exceptions for the regulatory and supervisory agencies. The PFMC Law requires in many instances enacting of secondary legislation for its implementation, all of which has been completed.

The budgeting process, accounting system, internal and external audits have each been amended to be in line with the PFMC Law.

Budgeting

The new system has modernized the budgeting process according to international standards. The central budget remains the pivotal point of public finance and is prepared according to a schedule commonly used in OECD countries. There is a rolling multi-year budget framework covering the budget year and the following two years. The annual budget law is accompanied by the appropriation indicators for the following two years. The fiscal year is the calendar year.

As the initial step of the Central Government Budget preparation, a medium-term program is prepared collaboratively by the Ministry of Treasury and Finance (“Treasury” or “MTF”) and the Strategy and Budget Administration of the Presidency (“SBA”), covering macro policies, principles, targets and main economic indicators in the context of development and strategic plans and the requirements of general economic conditions. The medium-term program is then adopted by the President. A medium-term fiscal plan, which is consistent with the medium-term program, is prepared collaboratively by Treasury and the SBA and includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations for the following three years and is endorsed by the President. These documents set the framework for the budget discussions and negotiations with spending agencies.

The annual budget process of administrations begins in June, following a general announcement made by the SBA. Budget proposals are prepared by the administrations and reviewed collaboratively by Treasury and the SBA. The general budget revenue proposal is prepared by Treasury and Strategy and Budget Administration of the Presidency and the revenue proposals of other budgets are prepared by the relevant administrations. Central Government Budget Draft Law, together with supporting information, is submitted to the Parliament by the President in mid-October. Following plenary debates, the Annual Budget Law is approved by the Parliament and promulgated by the President no later than December 31.

Along with the Government Financial Statistics standards, each spending item within the budget is identified in accordance with the analytical budget classification system, which consists of institutional, functional, financial and economic terms. All budgets and budget reports of the general government entities are compiled according to this codification system. On the other hand , with the transition to the program budget, the functional classification will be removed from the structure of each spending item within the budget, but the functional classification will be monitored over information systems in order to preserve the ability to produce statistical data and to prevent historical data loss.

In addition to the analytical budget classification, a performance budgeting system is in place. Performance budgeting is one of the key pillars of the PFMC Law which requires effective, economic, and efficient utilization of public resources and is based on accountability and fiscal transparency. Within the framework of the performance budgeting system, public administrations prepare their strategic plans and annual performance programs based on government policies. Annual performance programs are used to link the government’s policy documents with the budget. The results from implementation are made public through annual accountability reports.

The studies based on the program budget approach, which will enable the performance budget to be implemented more effectively, have been carried out by the Strategy and Budget Administration of the Presidency in cooperation with Treasury since 2019.

In this context, program classification and performance information were created within the framework of the studies carried out in cooperation with the administration. Infrastructure works were carried out in order to make the necessary software revisions in the e-budget system. Studies for ensuring budget integration with the investment program were conducted.

In 2019, as a result of the studies mentioned above, the administration performance programs of the 2020 year prepared in accordance with the program budget were presented to Parliament. The Central Government Budget Law Proposal of the 2021 year is planned to be prepared in line with the program budget.

Each of the SOEs adopts an annual financial program, which is approved by the President. Although separate budgets for the SOEs do not exist in the Central Government Budget, there are sections in the budget of Treasury for capital transfers to and duty losses of the SOEs.

The preparation and implementation of the budgets of SSIs and local administrations and their other financial transactions are subject to the provisions of the relevant laws without prejudice to the provisions of the PFMC Law. Social security institutions and local administrations prepare their own budgets that are approved by their own boards of directors/councils.

Accounting and Reporting

Public revenues and expenditures are indicated on the accounts of the fiscal year of their accrual.

Establishing and supervising a uniform accounting system for the general government are the responsibilities of the Ministry of Treasury and Finance (“MoTF”) General Directorate of Public Accounts. The accounting services are responsible for collecting revenue, ordering payments and recording the financial transactions of the line ministries and agencies (Article 61 of the PFMC Law). The accounting services of the public administrations within the scope of the general budget are performed by the accounting offices affiliated with MoTF. Moreover, there are three specialized accounting offices under the body of MoTF, namely, the Accounting Office for External Payments, the Accounting Office for Internal Payments and the Accounting Office for State Debts.

MoTF produces the financial statements of the central government sector on a monthly basis and produces the financial statements of the general government sector on quarterly and annual bases. MoTF has also been regularly preparing Government Finance Statistics (“GFS”) statements of the general government sector and submitting them to the IMF since 2008. Additionally, MoTF started to send GFS-based statistical tables to the IMF quarterly since 2015. MoTF also sends this GFS data to TURKSTAT, which is responsible for producing Excessive Deficit Procedure statements and submitting them to Eurostat in accordance with the European System of Accounts 2010. However in 2018, MoTF published the Financial Statistics Regulation according to the IMF’s Government Finance Statistics Manual 2014.

The accounting and reporting standards for the general government are set by the Government Accounting Standards Board, which is an interministerial board within MoTF established in 2006, consisting of members from MoTF, the Court of Accounts, the Ministry of Interior, Presidency of the Republic of Turkey Strategy and Budget Office, the Social Security Institution and the Council of Higher Education. National Accounting Standards are published by the Board based on International Public Sector Accounting Standards

(“IPSAS”). Secondary regulations in accounting were renewed according to accounting standards by MoTF in 2015. The Harmonization of International Public Sector Accounting Standards and the General Government Accounting Legislation Project were implemented by MoTF’s General Directorate of Public Accounts with the World Bank in 2017. So far, thirty National Accounting Standards have been published and secondary regulations have been renewed according to these standards in 2018. Due to these developments, the rate of compliance with IPSAS rose from 48% to approximately 90% between 2015 and 2018. With the adoption of IPSAS, MoTF has made significant progress in terms of accountability, financial transparency, consistency, and comparability data. In 2019, the “Technical Assistance for Enhanced Capacity for Public Sector Accounting Standards (PSAS) Project” was initiated by MoTF’s General Directorate of Public Accounts.

MoTF sets rules for the preparation of the final accounts and supervises the compilation of an administration’s final accounts prepared by the strategy units of each administration within the framework of final account legislation.

The proposal of the Final Accounts Law is prepared by MoTF. The Presidency of the Republic of Turkey Strategy and Budget Office finalizes the proposal. Then the proposal is submitted to Parliament by the President by the end of June of the subsequent fiscal year and a copy is sent to the Turkish Court of Accounts (the “TCA”). The TCA submits a General Conformity Statement, which is drafted for public administration within the scope of the central government, to Parliament no later than 75 days from the submission of the proposal. The proposal of the Final Accounts Law is deliberated by the commissions of Parliament together with the Central Government Budget Law.

Internal Audit

The PFMC Law requires each public administration to assign internal auditors. Internal auditors within the line ministries and agencies are responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. As of the end of 2019, 2,067 internal auditor positions were reserved, 869 of which were appointed.

External Audit

External auditing is regulated by the PFMC Law no.5018 and the Law on the TCA (the “TCA Law”) no.6085. The independence of TCA is guaranteed. The TCA prepares its own budget and directly presents it to the Parliament. It decides on its own audit program. The president and members of the TCA are elected by the Parliament. The tenures of members and auditors continue until the age of 65. The president, members and auditors cannot be employed in positions other than those expressly designated for them. TCA members cannot be dismissed, and without prejudice to the provision of Article 65 of the TCA Law, they do not have to retire before the age of 65, unless they desire so. However, those who have been convicted of an offense, which results in dismissal from public service, shall be automatically relieved of their duties. Those who certify with a medical report from the board of health of a fully equipped hospital that they have been incapacitated by reasons of health shall be removed from office upon the decision of the TCA General Assembly. The TCA is responsible for conducting the financial, compliance and performance audits of all general governmental agencies. Article 68 of the PFMC Law and Article 4 of the TCA Law specify that the TCA shall audit:

(a) Public administrations within the scope of the central government budget and social security institutions, local governments, joint stock companies, which are established by special laws or Presidential decrees and have a share of its capital directly or indirectly owned by the public sector and other public administrations (with the exception of professional organizations having a public status);

(b) All types of administrations, organizations, institutions, associations, enterprises and companies, which are affiliated with or founded by the administrations listed in point (a), or which they are directly or indirectly partners with;

(c) All types of domestic and foreign borrowing, lending, repayments, utilization of foreign grants received, giving grants, Treasury guarantees, Treasury receivables, cash management and other matters related to these, all transfers of resources and their utilization and the utilization of domestic and foreign resources and funds, including European Union funds; and

(d) All public accounts, including private accounts, funds, resources and activities regardless of whether these are in the public administrations budget.

Of the companies falling under points (a) and (b), the audit of those companies, their affiliates and subsidiaries, whose public shares are less than 50% directly or indirectly and are subject to independent audit as per the relevant legislation, is performed based on the independent audit reports, which are prepared as per the relevant legislation and sent to the TCA. The TCA submits to the Parliament the report, which it will prepare based on the independent audit reports submitted to it exclusively.

The TCA shall also audit the accounts and transactions of international institutions and organizations within the framework of the principles set out in the relevant treaty or agreement.

Audit of public institutions, organizations and partnerships within the scope of Article 2 of Law No. 3346 on Regulating the Audit of State Economic Enterprises and Funds by the Turkish Grand National Assembly, dated April 2, 1987, shall be performed within the framework of the procedures and principles indicated in this Law and other laws.

The TCA submits the individual audit reports (the General Evaluation Report on Accountability, the Financial Statistics Evaluation Report, the Statement of General Conformity and the Annual Audit Reports of State Economic Enterprises) of public administrations to the Parliament by attaching them to the General Evaluation Report on External Audit. The TCA Law requires that reports of the TCA, except for the cases forbidden to be announced by laws, shall be announced to the public.

CENTRAL GOVERNMENT BUDGET

Despite adverse global and domestic developments, the Turkish economy recorded an average growth rate of 4.1% in the 2015-2019 period. Fiscal stability was maintained in the 2015-2019 period and the central government budget deficit continued to remain below 3% of GDP, with an average of 1.7%.

With ongoing commitment to fiscal discipline, in 2015, thanks to over-performance of tax revenues, the budget deficit was limited to 1.0% of GDP (TL 23.5 billion) despite the acceleration on investment spending. Primary surplus was TL 29.5 billion while revenues and expenditure reached TL 482.8 and 506.3 billion, representing 20.6% and 21.6% of GDP, respectively, in the same period.

In 2016, the central government budget revenues and expenditures reached TL 554.1 billion (21.2% of GDP) and TL 584.1 billion (22.4% of GDP), respectively. The budget deficit was TL 29.9 billion, representing 1.1% of GDP and primary surplus was TL 20.3 billion, representing 0.8% of GDP.

In 2017, the central government budget revenues and expenditures reached TL 630.5 billion (20.3% of GDP) and TL 678.3 billion (21.8% of GDP), respectively. The budget deficit was TL 47.8 billion, representing 1.5% of GDP and primary surplus was TL 8.9 billion, representing 0.3% of GDP.

In 2018, the central government budget revenues and expenditures reached TL 758 billion (20.4% of GDP) and TL 830.8 billion (22.3 % of GDP), respectively. The budget deficit was TL 72.8 billion, representing 2% of GDP and primary surplus was TL 1.1 billion, representing 0.03% of GDP.

In 2019, the central government budget expenditures were TL 999.5billion (23.4% of GDP), the central government budget revenues reached TL 875.8 billion (20.5% of GDP) with the contribution from non-tax revenues. Consequently, the central government budget deficit was TL 123.7 billion (2.9% of GDP) and primary deficit was TL 23.8 billion (0.6 % of GDP).

The main objectives of the Medium Term Program (or with its new name, the “New Economy Program”) of 2020-2022, announced in September 2019, are, in the short run, to restore price stability and financial stability, to assure economic rebalancing and budget discipline and, in the medium term, to realize an economic transformation towards sustainable growth and fair share. The Medium Term Program of 2020-2022 targets a deficit of 2.9%, 2.9% and 2.6% for the central government budget for 2020, 2021 and 2022, respectively. The general government budget is estimated to run a 3.1% deficit (excluding privatization revenue) in 2020.

Table 44

Central Government Budget Balance and Financing

	2015	2016	2017	2018	2019*
	(in millions of Turkish Lira)
CENTRAL GOVERNMENT BUDGET REVENUES	482,780	554,140	630,490	757,996	875,796
I. GENERAL BUDGET REVENUES	464,188	533,203	607,138	729,063	848,386
Tax Revenues	407,818	459,002	536,617	621,536	673,315
Direct Taxes	128,528	150,180	176,849	231,431	257,127
Indirect Taxes	279,291	308,821	359,768	390,105	416,187

	2015	2016	2017	2018	2019*
	(in millions of Turkish Lira)
Other	56,369	74,201	70,520	107,526	175,071
Enterprise and Ownership Revenues	19,662	23,748	19,762	26,128	93,692
Grants, Aids and Special Revenues	1,241	1,122	1,373	1,190	9,702
Interests, Shares and Fines	26,560	34,910	35,560	71,848	63,257
Capital Revenues	7,933	12,828	11,680	7,809	6,895
Receivable Collections	974	1,594	2,145	551	1,525
II. REVENUES OF SPECIAL BUDGET AGENCIES	15,083	17,012	19,148	23,761	20,748
III-REVENUES OF REG. & SUPERVISORY INSTITUTIONS	3,509	3,925	4,204	5,173	6,663
CENTRAL GOVERNMENT BUDGET EXPENDITURES	506,305	584,071	678,269	830,809	999,489
A) Primary Expenditures	453,301	533,825	621,557	756,848	899,550
Compensation of Employees	125,051	148,864	162,146	200,903	249,877
Social Security Contributions	21,045	24,699	27,272	34,379	43,037
Good and Services Purchases	45,563	54,100	63,600	71,946	84,134
Current Transfers	182,671	224,847	270,924	322,879	400,271
1. Duty Losses	4,820	5,832	7,371	7,407	8,013
2. Treasury Aid	87,560	116,763	143,525	161,035	219,546
3. Transfers to Non-Financial Establishment	3,688	2,465	3,401	3,475	5,934
4. Transfers to Households	4,280	5,432	6,279	7,257	6,639
5. Agricultural Subsidy	9,971	11,489	12,722	14,552	16,965
6. Other Transfers to Households	5,730	7,202	10,173	16,242	18,592
7. Social Transfers	9,089	10,814	12,226	13,784	19,889
8. Foreign Transfers	1,929	2,239	2,633	3,261	4,087
9. Shares from Revenues	55,603	62,609	72,594	95,866	100,606
Capital Expenditures	57,199	59,677	70,983	88,324	80,476
Capital Transfers	10,438	8,881	13,342	16,746	16,316
Lending	11,333	12,756	13,291	21,672	25,438
B) Interest	53,004	50,247	56,712	73,961	99,940
Domestic Interest	39,179	36,746	39,310	49,202	70,554
Foreign Debt Interest	10,303	11,333	14,552	19,419	24,216
Discount and Short Term Transactions	3,522	2,168	2,850	5,341	5,170
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	29,479	20,315	8,932	1,148	-23,754
CENTRAL GOVERNMENT BUDGET BALANCE	-23,525	-29,932	-47,779	-72,813	-123,693
DEFERRED PAYMENTS	4,894	-5,259	-4,469	-1,472	2,062
OTHER DEFERRED PAYMENTS	1,611	-180	-395	450	0
ADVANCES	-2,456	-1,676	-2,196	-14,631	-2,925
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-19,476	-37,047	-54,839	-88,465	-124,556
CENTRAL GOVERNMENT BUDGET FINANCING	19,476	37,047	54,839	88,465	124,556

	2015	2016	2017	2018	2019*
	(in millions of Turkish Lira)
BORROWING (NET)	22,593	32,972	83,621	60,145	156,951
FOREIGN BORROWING (NET)	-2,883	4,452	16,816	9,656	31,723
Receipts	10,305	19,136	42,471	41,391	66,344
Payments	-13,188	-14,684	-25,655	-31,735	-34,621
DOMESTIC BORROWING (NET)	25,476	28,520	66,805	50,489	125,228
-TL Denominated T-Bills	0	1,025	-50	4,521	5,705
Receipts	2,591	3,639	2,482	7,959	11,201
Payments	-2,591	-2,615	-2,533	-3,439	-5,495

	2015	2016	2017	2018	2019*
	(in millions of Turkish Lira)
-FX Denominated T-Bills	0	0	0	0	-113
Receipts	0	0	0	0	1,122
Payments	0	0	0	0	-1,235
-TL Denominated G-Bonds	25,476	27,495	66,856	41,216	68,667
Receipts	90,240	88,428	124,766	111,089	146,327
Payments	-64,764	-60,933	-57,910	-69,873	-77,661
-FX Denominated G-Bonds	0	0	0	4,752	50,968
Receipts	0	0	0	4,998	53,189
Payments	0	0	0	-246	-2,220
NET LENDING (-)	-896	-912	-247	-938	-876
LENDING	142	32	617	68	0
REPAYMENT (-)	1,039	943	863	1,006	876
PRIVATIZATION RECEIPTS	0	0	0	0	0
SDIF REVENUE SURPLUS	0	0	0	0	0
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	-4,014	3,163	-29,029	27,382	-33,271

Sources: Ministry of Treasury and Finance

TAXATION

The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.

Personal Income Tax

Personal income tax is levied on a scheduler basis and includes the following features:

•

Earned income received from a single employer is subject to a progressive withholding tax at marginal rates from 15% to 40%. The withholding tax is final. These regulations were introduced with law numbered 7194, dated May 12, 2019. Such regulations will be implemented in 2020 with respect to wage income.

•

Wage income from more than one employer is subject to declaration if the sum of all wage incomes (excluding wage income attributable to the first employer) exceeds a threshold level of TL 29,000 threshold for 2015, TL 30,000 for 2016, TL 30,000 for 2017, TL 34,000 for 2018, TL 40,000 for 2019 and TL 49,000 for 2020.

•	Capital income is taxed at marginal rates from 15% to 35%. An annual tax return must be filed for unearned income not subject to a final withholding tax.

Taxation of gains derived from the sale and retention of marketable securities and other capital market instruments, and taxation of deposit interests, repo gains and income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of the Law No.5281. These regulations will be applied during the period between January 1, 2006 and December 31, 2020. In particular:

•

Interest income derived from government bonds issued prior to January 1, 2006 is subject to declaration if the total indexed amount of the gain derived from these government bonds is above a threshold level of TL 29,000 for 2015, TL 30,000 for 2016, TL 30,000 for 2017, TL 34,000 for 2018, TL 40,000 for 2019 and TL 49,000 for 2020. Income derived from Eurobonds is subject to this procedure regardless of the date of issue.

•

Since October 1, 2010, a withholding tax of 10% for non-residents and residents has been applied on gains from the retention and sale of all domestic bonds and Treasury bills issued on or after January 1, 2006.

•

Income from the sale of shares is subject to a withholding tax (0% for both residents and non-residents as of November 14, 2008). This provision of Temporary Article 67 of Income Tax Law does not apply to the shares of fully liable corporations listed on the Borsa İstanbul, held for more than one year.

•

On July 27, 2010 the Assembly approved Law No. 6009 which reduces the withholding tax rate to 0% for corporations and foreign taxpayers that are determined by the Ministry of Treasury and Finance to be similar to investment funds and investment trusts established in accordance with the Capital Markets Code. From October 1, 2010 onwards, the withholding tax rate is 10% for resident and non-resident natural persons.

•

Dividends (except dividends from investment trusts) are currently subject to withholding tax of 15%. 50% of dividends earned in a year will be exempted from income tax. And if the remaining 50% is above a threshold level of TL 29,000 for 2015, TL 30,000 for 2016, TL 30,000 for 2017, TL 34,000 for 2018, TL 40,000 for 2019 and TL 49,000 for 2020. the remaining 50% will be included in taxable income and all withholding tax can be credited. Dividends derived from investment funds and trusts are subject to withholding tax (0% for resident and non-resident corporations and foreign taxpayers that are determined by the Minister of Treasury and Finance to be investment funds and investment trusts established in accordance with the Capital Markets Code, 10% for resident and non- resident natural persons and corporations other than stated above). The provisions of Temporary Article 67 of Income Tax Law do not cover the sale of participating certificates (held for more than one year), of Investment Funds of which at least 51% of such fund’s portfolio is traded on the Istanbul Stock Exchange (Borsa İstanbul).

•

Since January 1, 2013, the withholding tax rate applied on income from bank deposits has varied between 10% and 15% according to account type. Since March 21, 2019, the rates on income from bank deposits in foreign currency has varied between 18% and 20%. These rates were applied in the range of 0% to 20% between August 31, 2018 and November 30, 2018. Since September 22, 2017, Gold-based government domestic debt securities issued by the Ministry of Treasury and Finance are subject to withholding of 0%.

Corporate Income Tax

In 2006, a new Corporation Tax Law (Law No. 5520) was enacted and the corporate income tax rate was reduced from 30% to 20%. With Law No.7061, the corporate income tax rate increased to 22% for 2018, 2019 and 2020. Accordingly to the Law No. 7061, the Council of Ministers is authorized to reduce the rate from 22% to 20%.

According to Tax Procedure Law, the duration of the useful life of the asset is taken into account for the calculation of the depreciation rate of assets acquired after December 31, 2003. The duration of the useful life of an asset and the depreciation rates are determined by the Ministry of Treasury and Finance. The Ministry of Treasury and Finance has announced the useful lives and depreciation rates of depreciable assets through communiqués numbered 333, 339, 365, 389, 399, 406, 418, 439, 458 and 506. Taxpayers are free to choose, either the declining balances method or straight-line method of depreciation.

Law No. 5520 also provided that losses can be carried forward for 5 years and that the gains obtained from investments are subject to the reduced corporation tax up to the amount of investment contribution determined by the Council of Ministers. In instances of insufficient gain, a reduced corporate tax is applied for such investment expenditures without time constraints.

Investment Incentive System

The incentive system became effective with a Cabinet Decree dated July 14, 2009 (numbered 2009/15199), as amended by the Cabinet Decree dated June 15, 2012 (numbered 2012/3305). General incentive applications, regional incentive applications, incentives of priority investments, large-scale investment incentives, and strategic investment incentives all fall within the scope of the new incentive system.

The minimum amount of fixed investment for the general incentive system and regional incentive applications are TL1 million for the first and second regions and TL 500,000 for the third through sixth regions. The minimum amount of fixed investments for large-scale incentive applications and strategic incentive applications must be at least TL 50 million.

VAT Exemption: In accordance with the measure, value added tax (“VAT”) is not paid for imported and/or domestically provided machinery and equipment within the scope of the investment encouragement certificate.

Customs Duty Exemption: Customs duty is not paid for the machinery and equipment provided from abroad (imported) within the scope of the investment encouragement certificate.

Corporate/Income Tax Reduction: Calculation of income or corporate tax with reduced rates until the total value reaches the amount of contribution to the investment according to the envisioned rate of contribution.

Income Tax Withholding Support: The measure stipulates that the income tax regarding the additional employment generated by the investment within the scope of the investment encouragement certificate will not be subject to withholding. It is provided for regional, priority, large-scale and strategic investment only in Region 6.

Interest Support: A financial support provided for certain investment loans with a duration of at least one year that covers a certain part of payable interest or payable profit share on loans. The measure is applicable for investments to be made in Regions 3, 4, 5 or 6 and for strategic and priority investments.

Land Allocation: It means allocation of land for investments that incentive certificate is issued within the framework of the principles and procedures determined by the Ministry of Treasury and Finance.

VAT Refund: VAT collected on building and construction expenses of investments with a minimum fixed investment amount of TL 500 million will be rebated. The President of the Republic is authorized to decrease the minimum fixed investment amount by sector or collectively to as low as TL 50 million or to increase it up to TL 1 billion.

Social Security Premium Support for Employer’s Share: A part of Social Security Premium Support for Employer’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Economy within the scope of incentive certificate.

Social Security Premium Support for Employee’s Share: A part of Social Security Premium Support for Employee’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Economy within the scope of incentive certificate. It is provided for regional, large-scale and strategic investments only in Region 6.

Social security contributions are payable by employees at a rate of 14% and by employers at a rate of 20.5% of gross wages. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. According to the Social Security Law amended by Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions were paid into funds that were not consolidated under the central government accounts. These funds have been combined under the Social Security Institution by the Social Security Law No. 5502. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.

According to Article 28 of Law No.5763, as of January 1, 2008, the amount corresponding to 5 points of an employer’s contributions shall be matched by the Treasury. Taking into account the socio-economic development index, an additional 6 points of employer’s contribution has also been provided in the insured employment workplaces which employ 10 or more insured employees in 52 provinces determined by the Council of Ministers. Article 20 of the same law provides that a percentage of social security employers’ contributions of male employees between ages 18-29 and female employees regardless of age that were recruited within 2 years of January 7, 2008 will be paid by the unemployment insurance fund according to the following scale: 100% for the first year of employment, 80% for the second year, 60% for the third year, 40% for the fourth year and 20% for the fifth year.

Value Added Tax

VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey, among others, are subject to VAT:

•	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities;

•	the importation of all goods and services; and

•	activities described under VAT Law Article 1 as “deliveries and services arising from other activities”.

Exemptions under the VAT Law can either be full or partial exemptions. Full exemptions permit deductions and refund of taxes imposed. While partial exemptions do not allow deduction and/or refund of taxes incurred and, based on the scope of work, provide for the incurrence of taxes as cost or expense.

The following transactions are fully exempt with the right to deduct input VAT:

•	the exportation of goods;

•	the supply of services abroad;

•	the processing of goods for exports;

•	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;

•	the supply of services to ships and aircraft at harbors or airports;

•	the supply of international transport services;

•	the supply of goods and services to persons engaged in the exploration for prospecting activities;

•

the supply of machinery and equipment and the sale and lease of software and royalties to persons who are normally subject to tax but who have provided an investment document showing that the machinery and equipment are part of an investment;

•	international roaming contracts according to the reciprocity principle;

•	the supply of goods and services related to the exploration, operation and refining of gold, silver and platinum;

•	goods and services related to national security;

•	goods and construction works related to the construction, renovation and enlargement of railways connected to seaports, seaports and airports;

•	diplomatic exemptions;

•	the supply of gas oil for trucks and tractor trailers which transport export goods; and

•	any kind of equipment and computer programs designated exclusively for education, employment and to improve the daily life of disabled persons.

The following transactions are exempt from VAT without the right to deduct input VAT or refund VAT (Partial Exemptions):

•	Exemptions for cultural and educational purposes;

•	Exemptions for social purposes;

•	Exemptions for military purposes; and

•	Other exemptions listed under VAT Law Article 17.

Currently, the statutory rate of VAT is 10% for each transaction subject to VAT. However, the standard rate of 18% is applied pursuant to the Cabinet Decree No 2007/13033. A reduced rate of 1% is applied to goods and services listed on List (I) annexed to the Cabinet Decree, which includes newspapers and magazines, used passenger cars and tractors, funeral services and agricultural products. A reduced rate of 8% is applied to goods and services listed on List (II) annexed to the Cabinet Decree, which includes food products, cash registers, cinema and theatre tickets, and health care services. Goods and services that do not fall onto either List (I) or List (II) are subject to the standard rate.

Developments in Tax Policy

Excise Tax

With a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Excise Tax was enacted in June 2002 to consolidate a range of selective taxes on energy products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods.

The Excise Tax is an important tax which comprised approximately 26.2% of total tax revenues (excluding social security contributions) in 2013, 25.8% in 2014, 26.0% in 2015, 26.2% in 2016 and 25.8% in 2017, 21.5% in 2018 and 21.8% in 2019.

The Excise Tax tariff is composed of four lists:

•	List I includes petroleum products, natural gas, lubricating oil, solvents and derivatives of solvents;

•	List II includes registered and non-registered motor vehicles;

•	List III covers alcoholic beverages, non-alcoholic beer, packaged fruit juice (excluding 100 % juices), cola, soda, soda pops, tobacco products and macarons; and

•	List IV covers a range of consumer durables and luxury goods.

The taxpayers for List I, III and IV are producers or importers and sellers through public auction. The taxpayers for vehicles under List II which are subject to entry and registration are the persons who carry out the trade, import to use or sale by auction and the taxpayers for vehicles under List II not subject to entry and registration are their importers, manufacturers and sellers by auction before excise duty is applied.

In 2019 (thorough July 1), the excise duty of certain motor vehicles was reduced by 15% to fight against inflation and support the general economy.

Investment Tax Allowance System

Taxpayers can deduct, regardless of any time limitation, the amount of investment allowance exemption. However, the deductible amount may not exceed 25% of the related annual gain amount. On February 9, 2012, the Constitutional Court annulled that restriction on the deductible investment allowance, so corporate taxpayers could deduct the entire amount of investment allowance (including earnings in 2011).

Minimum Living Allowance

The annual gross amount of minimum wage which is received from the beginning of the calendar year in which the wage is earned is multiplied by 50% for the taxpayer him or herself, 10% for a spouse who neither works nor has an income, 7.5% for the each of the first two children, 10% for the third child, and 5% for any other children. This final number is multiplied with the rate (15%) applied to the first income bracket of the Personal Income Tax Schedule stated in Article 103 so that the minimum living allowance amount is calculated. One-twelfth of this amount is deducted from the income tax amount calculated for monthly wage income. The minimum living relief is applied to employees in the industry sector. On December 31, 2013, the Minimum Wage Commission Decision eliminated the concept of a different minimum wage based on age. Thus, one minimum wage was introduced.

According to Article 32 of Income Tax law, net monthly minimum wage amount for a single employee cannot be lower than the amount declared at the beginning of the year. If the amount decreases below the declared net minimum wage at the beginning of the year due to the progressive tax rates, the difference will be compensated through an increase in minimum living allowance amount. Individuals whose wages are not taxed in the lump sum method may benefit from the minimum living allowance.

VAT

Article 26 of the Law No. 6552 amended Article 17/4-g of Law No. 3065 on September 11, 2014, so that importation of precious stones (diamond, brilliant, ruby, emerald, topaz, sapphire, chrysotile, pearl) for trading within exchanges situated in Turkey pursuant to the Capital Market Law No. 6362 and certain related activities are exempted from VAT.

With the temporary Article 34 added to the Law No. 3065 on April 7, 2015, supplies of goods and services to those that modernize and construct transit petroleum pipe line projects which are exempt from VAT within the context of international convention provisions are included in the exemption.

Article 13/1 was added to the Law No. 3065 on February 10, 2016. This article provides that supplies of fertilizers registered by the Ministry of Food, Agriculture and Livestock, supplies of raw materials used in these products to fertilizer producers, supplies of oil cake and feeds (except for cat-dog food) are exempted from VAT.

Temporary Article 20 (paragraph 1) of the Law No. 3065 was amended on February 26, 2016, so that supplies of services in the form of system management, data management, business applications, sectoral, internet, games, mobile and military command control application software produced by entrepreneurs operating in technology development zone and specialty technology development zone are exempted from VAT.

Law No. 6728 (dated August 9, 2016) exempts interest income derived from purchasing bonds from VAT. With the same Law, participation banks, development and investment banks engaging in sale-lease back transactions are exempted from VAT.

Effective August 9, 2016, Article 44 of Law No. 6728 has been amended so that the VAT amounts paid when importing goods or and taxes on disguised profit distributions through transfer pricing are no longer considered a nondeductible VAT.

On November 24, 2016, Article 17/4-1 of the Law No. 3065 was amended so that transportation of goods to and from free zones with exportation purposes is also exempt from VAT.

According to Article 9 of Law No.6741 on the establishment and management of the Turkish Wealth Fund, as of August 26, 2016, transfer of assets and rights to the Turkish Wealth Fund and sub-funds related to the Turkish Wealth Fund, and supply and services made through the management of these assets and rights by the Turkish Wealth Fund Management Joint Stock Company are exempted from VAT.

With the amendment to Article 13 of Value Added Tax Law (via Law No. 6824), in order to increase inflow of foreign currency and encourage construction sector, first sale of workplace and housing to non-residents has been exempted from VAT, provided that sale value is paid in foreign currency.

With the amendment to Article 9 of Value Added Tax Law (via Law No. 7061), electronic services supplied by non-residents to real person in Turkey who are not VAT taxpayer will be declared and paid by non-residents.

With the amendment to Article 17 of Value Added Tax Law (via Law No. 7061), the roaming services charge has been exempted from VAT. This charge has already been exempted from special communication tax in accordance with Article 39 of Expenditure Taxes Law.

With the amendment to Article 13 of Value Added Tax Law (via Law No. 7104), new machinery and equipment deliveries made exclusively for those engaged in research and development, innovation and design activities have been exempted from VAT.

With the amendment to Article 29 of Value Added Tax Law (via Law No. 7104), the input VAT deduction time limit was expanded. The input VAT may now be deducted until the end of the next fiscal year as long as it is recorded in the statutory books. This new time limit entered into force on January 1, 2019.

With the amendment to Articles 29 and 30 of Value Added Tax Law (via Law No. 7104), relief is provided for VAT declared and paid in relation to receivables that turned into bad debt as per Article 322 of Tax Procedures Law. Such VAT can be deducted in the period in which the bad debt is recorded as a loss. Thus, a supplier who has recorded and paid VAT on a supply, but who has not been paid for that supply, will be able to deduct the VAT paid. This relief entered into force on January 1, 2019.

With the amendment to Article 30 of Value Added Tax Law (via Law No. 7104), a facility of deduction was introduced (through the parenthetical provision added into the Article) for VAT incurred with respect to the loss of depreciable economical assets following the accomplishment of their useful life or delivered within the scope of an exemption, or with respect to the loss of depreciable economical assets without accomplishing their useful life or which were delivered within the scope of an exemption. However, proportional VAT deduction is allowed, so only the VAT corresponding to the undepreciated portion must be paid.

With an amendment made by Law No. 7104, the repealed Article 38 of the Value Added Tax Law has been re-arranged with the title “turnover-based taxation” and a new VAT declaration method has been introduced for those who are self-employed or whose commercial income is determined based on simplified accounting methods. Under this new method, the VAT liability is calculated by simply multiplying taxpayer turnover with the coefficients determined by the President based on sector and occupational cluster, without deducting any input VAT incurred on purchases. The purpose of this is the simplification of the processes to be handled by small volume taxpayers, so as to make their compliance with the system easier. The simplified VAT method is optional, but once the taxpayer chooses to be taxed by the simplified method, he cannot switch to the normal method for a period of two years. The new method became available starting on January 1, 2019.

With the amendment made to the temporary Article 37 of the Value Added Tax Law by Law No. 7161, VAT incurred due to construction work in 2017, 2018 and 2019, which cannot be eliminated through a deductible mechanism, will be refunded in the following year. This was enacted in order to reduce the tax burden on industrial investment arising from VAT. Pursuant to this amendment, the President has been authorized to extend these periods up to five years, either individually or together, as of each calendar year following the expiration of the periods. With the President’s Decree dated December 29, 2019 and numbered 1950, it has been decided that the article in question shall be applied for the value added tax that was imposed in 2020 and 2021, which cannot be eliminated through a deductible mechanism.

With the amendment made to temporary Article 39 of the Value Added Tax Law by Law No. 7103, delivery of new machinery and equipment to be used exclusively in the manufacturing industry for value added taxpayers with an industrial registry certificate, as well as new machinery and equipment deliveries made to research and development, innovation and design activities in technology development zones, research and design centers and research laboratories within the scope of Law No. 6550 are exclusively exempt from VAT.

With the amendment made to Article 17/4-ö of the Value Added Tax Law by Law No. 7104, in the bonded areas where customs warehouses and temporary storage sites and customs services are provided, the goods subject to import and export operations and the storage, terminal and storage services provided for the goods traded under the transit regime are exempt from VAT.

Under the amendment enacted by Article 13/n of the Value Added Tax Law by Law No. 7166, the delivery of printed books and periodicals is exempt from VAT, except for those who are packed and sold according to the provisions of the Law on the Protection of Children (Law No. 1117).

Income Tax

(1) Personal Income Tax

With the amendment of Article 75 of the Personal Income Tax Law by Article 80 of Law No. 6111, effective February 2, 2011, the income derived from leasing certificates issued by leasing companies will be considered capital gains. Therefore, income derived from leasing certificates issued abroad will be considered within the scope of withholding according to article 94 of the Personal Income Tax Law. Provisions of Temporary article 67 of the Personal Income Tax Law will be applicable to income derived from leasing certificates issued in Turkey as for the taxation of sales and incomes derived from holding period of securities and other capital market instruments.

With the new article added to the Personal Income Tax Law by Law No. 6322, effective June 15, 2012, for investments in certain provinces determined by the Council of Ministers, during the period of the effective date of this article and December 31, 2023, for the incentive certificates to be issued by the Ministry of Industry and Technology and income tax calculated for the portion of actively recruited employees’ wages corresponding to minimum wage tax will not be paid for ten years starting from the date when such investment partially or wholly begins to operate.

With the new provisional article added to the Personal Income Tax Law by Law No. 6327, effective June 13, 2012, until December 31, 2022, natural persons who are investors (provided that hold participation shares of joint-stock companies for at least two years) will be able to deduct from their income tax base up to 75% of the capital they invest.

Effective June 13, 2012, the above mentioned deduction rate has been set at 100% for natural persons who hold participations in corporations whose projects have been supported within the last five years within the scope of programs determined by Ministry of Science, Industry and Technology, Scientific and Technological Research Council of Turkey, Small and Medium Enterprises Development Organization.

Since September 22, 2017, gold-based government domestic debt securities issued by Ministry of Treasury and Finance are subject to withholding of 0%.

(2) Corporate Income Tax

According to Law No. 6728, as of July 15, 2016, provided that the relevant assets are acquired back at the end of the contract period with the aim of lease back under the Law No. 6361 on Financial Leasing, Factoring and Financing Companies, the profits arising from the sale of assets from source institutions (originators) to leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. Also, profits arising from the transfer of such assets from leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. The profits arising from the sale of assets and rights by source institutions (originators) to asset leasing companies with the aim of issuing lease certificates, provided that those assets will be reacquired, and profits from the resale of such assets by asset leasing companies to the transferor institution are exempted from corporation tax.

Effective June 15, 2012, with the amendment of Article 15 of the Corporate Tax Law, income derived from leasing certificates issued by asset leasing companies and their compulsory payment by the intermediary company will be considered within the scope of withholding.

According to amendment of Article 32/A of the Corporate Income Tax Law by Law No. 6322, effective June 15, 2012, the Council of Ministers is authorized, as a deduction from the investment contribution amount, to apply the reduced corporate income tax rate to an investor’s revenue from other activities within the investment period and to reduce the 50% deduction rate to 0% for every city group and increase this rate to 80% provided that such deduction will not exceed 50% of the total investment contribution amount and the amount of realized investment expense.

Effective June 15, 2012, declaration is not required for gains from foreign funds, if portfolio management companies that have a portfolio management license issued by the Capital Markets Boards are not such funds’ permanent representative, permanent establishment or legal head office, if certain conditions are met.

With clause (i) added to Article 10 of Corporate Income Tax Law (Law no: 5520) in 2015, equity companies (except those operating in the banking, finance or insurance sectors and state controlled entities) can deduct 50% of the amount calculated for the fiscal year using the weighted average interest rate last announced by Central Bank over their cash capital increase. Also newly established equity companies are allowed to deduct 50% of the amount calculated for the fiscal year using the weighted average interest rate last announced by Central Bank over the cash part of their paid capital.

With Law No. 6770, in the case of mergers of SME’s with an industrial registry certificate and operating in the manufacturing sector, the Council of Ministers is authorized to apply the corporate tax rate with up to a 75% reduction for three years.

With Law No. 7061, 50% of the earnings obtained from the sale of immovable properties and 75% of the earnings obtained from the sale of founders’ shares, redeemed shares and preferential rights which are held in the assets of the corporations for at least two full years have been exempted from corporate tax. The scope of the exemption which covered the earnings obtained from the transfer of immovables and stocks to banks (due to credit default) has been expanded to cover leasing and financing companies. 50% of the earnings from the sale of immovables acquired due to insolvency, and 75% of the earnings from the sale of other assets have been exempted from corporation tax. Law No. 7061 has enabled leasing and financing companies to deduct loan loss from corporate tax base, as banks do. The contribution rates, for investment expenditures under the investment incentive certificate for manufacturing industry, have been increased to 70%, 80% and 100%, respectively, and the contribution rate has been increased to 100%.

Law No. 7103 (dated March 21, 2018) amended Article 4/1-ö of Law No. 5520 (the Corporate Tax Law) and provided that the corporate tax exemption on regional management centers was to be repealed within the context of harmonizing international standards. This provision was enacted on January 1, 2019 (to be effective from January 1, 2022 for the regional management centers established as of January 1, 2019). Further, under the same law, depreciation durations to be applied for new machinery and equipment (acquired from May 1, 2018 to the end of the 2019 calendar year) to be used in manufacturing industry and research and development, innovation and design activities and investment incentive certificated activities were shortened.

With Presidential Decree No. 476 (dated December 18, 2018 and effective January 1, 2019), payments made to those providing advertising services supplied on the internet, or acting as an intermediary in delivering these services, have been included into the scope of withholding tax. The purchaser of these services is required to deduct 15% tax on the payment to the service provider or to the party acting as intermediary. There is no withholding tax if the supplier of the online advertising is a Turkish resident company.

(3) New Incentive System in Corporate Income Tax Law

According to Article 32/A annexed to Corporate Income Tax Law No. 5520 pursuant to Law No. 5838, effective June 15, 2012, earnings which are stipulated in the Corporate Income Tax Law and are derived from investments made under the coverage of an incentive certificate issued by the Ministry of Industry and Technology shall be subject to reduced corporate income tax rates until such earnings reach the investment contribution rate beginning from the accounting period in which the investment begins to operate fully or partially, except for institutions operating in finance and insurance sectors, business partnerships, contracting businesses as well as the investments made under the Law No. 4283 and the Law No. 3996 and the investments made upon copyrights. Law No. 6322 provides for a reduced corporate tax rate for investments in the incentive system.

Reduced income or corporate tax rates will be imposed on the investor’s income under the incentive scheme according to certain characteristics of the investment until the amount calculated based on government’s contribution rate, determined by the same scheme and corresponding to a certain percentage of the fixed investment amount, is reached. The contribution rate to investment refers to the rate of the fixed investment subject to tax deduction, whereas tax deduction refers to the rate of income or corporate tax to be reduced until the contribution rate is reached.

Other Taxes

Effective June 15, 2012, a new article added to the Tax Procedural Law by Law No. 6322, permits venture capital funds founded in Turkey under the supervision of the Capital Markets Board to set aside from relevant corporate earnings up to the lesser of 10% of declared income or 20% of shareholder’s equity, for the purpose of adding capital to venture capital trusts and funds or purchasing shares from these funds and trusts.

With the Law Amending Some of the Laws for Improving Investment Environment (No. 6728) the Article related to exemption in lease certificates was amended establishing a new regulation that entered into force on August 9, 2016 requiring that papers issued in accordance with the different lease certificate types determined by Capital Markets Board, lease certificate payments and all kinds of papers issued in accordance with their securities are exempted from stamp tax and, the scope of fees exemption was extended taking into account the amendments made in lease certificate issue in the capital markets regulations.

With the amendment made by Law no. 6728 dated July 15, 2016, usage of credits, insurance and lease certificates papers and certain related contracts have been exempted from stamp duty taxes. With the same amendment, share transfers of joint stock, limited partnerships and limited liability companies and any assets and rights that constitute the basis for the export of lease certificates and any guarantees, mortgages and similar transactions have been exempted from stamp duty taxes.

With the amendment made by Law No. 7061, the papers issued by Special Purpose Vehicles established for providing funding through an issuance of securities abroad to finance projects of public-private partnership have been exempt from stamp duty. The President of the Republic has been authorized to differentiate the duty amounts of certain types of paper. Law No. 7061 also exempts the transactions of the Special Purpose Vehicles established for providing funding through an issuance of securities abroad to finance public private partnership projects from fees (excluding judicial fees). Law No. 7061 abolishes the fees related to method determination agreement for transfer pricing. Law No. 7061 increases the Inheritance and Gift Tax rate applied to prizes from contests and draws from 10% to 20%.

With the Law on Digital Service Tax and Amendment of Some Laws and Amendment of the Decree No: 375 (Law number 7194), digital service tax and accommodation tax was legislated on December 7, 2019.

The digital service tax (“DST”) rate is 7.5% and applies to the revenue generated from rendering digital services in Turkey covered by the Law on Digital Service Tax. Principally, all digital service providers that generate revenue from such services are defined as the taxpayer, however, tax is applied practically only to taxpayers whose generated revenue exceeds EUR 750 million globally and TL 20 million in Turkey, according to exemption thresholds determined by the aforementioned Law on Digital Service Tax. DST come into force on March 1, 2020.

The accommodation tax establishes an additional 2% tax burden on income from accommodation services rendered by hotels, motels, holiday resorts, pensions, apartments, camping, guesthouses, as well as by other services such as eating, drinking, activity, entertainment services and use of pools, beaches, thermals and similar areas. Within the financial measures taken to support economic sectors negatively affected by COVID-19, the effective date of the accommodation tax was postponed to January 1, 2021 pursuant to Law No. 7226, dated March 25, 2020.

Tax Revenues

The following table sets forth tax revenues for the years indicated:

Table 45

(in billions of TL)	2015	2016	2017	2018	2019
Total Tax Revenues	407.818	459.002	536.617	621.536	673.315
Personal Income Tax	85.756	96.605	112.401	138.992	162.695
Corporate Income tax	33.388	42.970	52.906	78.673	78.828
Motor vehicle tax	8.949	9.986	10.825	12.844	14.502
Domestic Value Added Tax	46.424	53.987	55.584	56.354	55.449
Excise Duty	105.923	120.402	138.339	133.906	147.129
Petroleum Consumption Tax (Within Excise Tax)	50.830	56.296	63.603	55.593	60.997
Banking and Insurance Transaction Tax	9.172	11.068	13.270	18.184	22.669
Stamp Duty	12.045	13.419	15.596	16.961	18.850
Fees	16.985	17.822	19.237	21.689	24.128
Special Communication Tax	4.732	4.976	3.817	3.440	4.014
VAT on Imports	74.646	76.836	100.096	122.262	124.867
Other Tax Revenues	9.800	10.932	14.548	18.229	20.185

Source: Ministry of Finance General Directorate of Public Accounts; UT

The following table sets forth the components of tax revenues as a percentage of GDP for the years indicated:

Table 46

(% of GDP)	2015	2016	2017	2018	2019*
Total Tax Revenues	17.44%	17.60%	17.25%	16.69%	15.73%
Personal Income Tax	3.67%	3.70%	3.61%	3.73%	3.80%
Corporate Income tax	1.43%	1.65%	1.70%	2.11%	1.84%
Motor vehicle tax	0.38%	0.38%	0.35%	0.34%	0.34%
Domestic Value Added Tax	1.99%	2.07%	1.79%	1.51%	1.30%
Excise Duty	4.53%	4.62%	4.45%	3.60%	3.44%
Petroleum Consumption Tax (Within Excise Tax)	2.17%	2.16%	2.04%	1.49%	1.43%
Banking and Insurance Transaction Tax	0.39%	0.42%	0.43%	0.49%	0.53%
Stamp Duty	0.52%	0.51%	0.50%	0.46%	0.44%
Fees	0.73%	0.68%	0.62%	0.58%	0.56%
Special Communication Tax	0.20%	0.19%	0.12%	0.09%	0.09%
VAT on Imports	3.19%	2.95%	3.22%	3.28%	2.92%
Other Tax Revenues	0.42%	0.42%	0.47%	0.49%	0.47%

Source: Ministry of Finance General Directorate of Public Accounts; UT

*	2019 figures are provisional.

STATE OWNED ENTERPRISES

State owned enterprises (“SOEs”) (companies that are subject to Decree Law 233, 100% of shares of which are owned by the State) continue to play an important role in the Turkish economy. As of December 31, 2019 there are 22 SOEs that are subject to Decree Law No. 233 (including four affiliates of Turkish State Railways (“TCDD”) (Turkish-Sudan International Agriculture and Livestock Inc., which is an affiliate of Agricultural Enterprises Directorate General (TİGEM), is not included in these statistics because it has not commenced its operations as of the end of 2019.)). Besides of these companies, there are public undertakings that are subject to Law No. 4046 in the portfolio of the Privatization Administration, an affiliate agency of the Ministry of Treasury and Finance. There are also wholly or majority state owned banks, such as: T.C. Ziraat Bank, T. Halk Bank, T. Vakif Bank, Kalkinma ve Yatirim Bank, T.Emlak Katilim Bank and Eximbank. A publicly owned satellite company, TÜRKSAT A.S., a postal company, PTT A.S., ASFAT Inc. (Military Factory and Shipyard Management Inc.), USHAŞ (International Health Services Inc.) and Turkish Reassurance Company, together with the above-named banks have their own legislation. In addition, there are various publicly majority-owned companies, which are the subsidiaries of government agencies, municipalities and foundations controlled by the government. Additionally the Turkish Wealth Fund is a sovereign and publicly-owned wealth fund founded in August 2016. In 2017, ownership of Ziraat Bank, TÜRKSAT, BOTAŞ, PTT, TPAO, Eti Maden, Çaykur, state stakes of Turkish Airlines (49.12%), Türk Telekom (6.68%), Borsa İstanbul (73.6%) (in 2018, Nasdaq OMX sold its 7% equity stake, and in 2019 EBRD sold its 10% equity stake to the Turkish Wealth Fund; accordingly, such fund’s stake in Borsa İstanbul increased from 73.6% to 90.6%), TDİ (49.0%) and Halkbank (51.11%) were transferred to the Turkish Wealth Fund.

Major non-financial companies subject to Decree Law 233 and Privatization Administration’s portfolios are Mechanical and Chemical Industry Corporation, Turkish Grain Board, Electricity Generation Corporation (upon the promulgation of Decree Law No: 703 dated September 7, 2018, Turkish Electricity Trading and Contracting Company merged with Electricity Generation Corporation), Turkish Electricity Transmission Company, Petroleum Pipeline Corporation, Turkish State Railways, Turkish Coal Enterprise, Turkish Hard Coal Company, ETI Mining Enterprises, Turkish Petroleum Corporation, CAYKUR Tea Company and Turkish Sugar Factories Inc. Supervision, regulation and audit of the aforementioned companies are carried out by several government agencies; including, the Ministry of Treasury and Finance, the Turkish Court of Accounts, line ministries and the Privatization Administration.

In addition, as of January 1, 2015, SOEs became subject to independent external audit based on the International Standards on Auditing, meaning that SOEs must also report their financial statements according to International Financial Reporting Standards. Furthermore, SOEs are required to establish internal control systems in order to enhance their corporate governance and control mechanisms in line with the international corporate governance principles.

State-owned banks Ziraat Bank, Halk Bank and Vakif Bank are public joint-stock companies, subject to banking and commercial laws only. Ziraat Bank, Halk Bank and Vakif Bank are among the largest commercial banks, holding 37% of total savings deposits in Turkey as of December 31, 2019.

In addition to receiving funding directly from the Government budget in the form of capital injection, SOEs are also allowed to borrow from domestic commercial banks and foreign banks.

The borrowing requirements of SOEs that are subject to Decree No. 233 and Law No. 4046 decreased from approximately TL -1.9 billion in 2018 to TL -9.3 billion in 2019.

The following table summarizes information related to the financing requirements of the above-mentioned SOE System for the years indicated:

Table 47

Financing Requirements of SOE System (in thousands of Turkish Lira)[4]	2015	2016	2017	2018	2019*
Total financing requirement	-13,773,158	-16,588,422	-18,691,673	-23,705,546	-31,362,937
Increase (reduction) from internally generated funds	4,138,583	14,849,704	8,939,165	6,457.411	1,928,300
Net financing requirement from outside sources	-9,634,575	-1,768,718	-9,752,508	-17,248,135	-29,434,637
Transfers from consolidated budget	10,939,051	10,272,086	11,816,171	15,331,605	20,118,705
Borrowing requirement	1,304,476	8,503,368	2,063,663	-1.916.531	-9,315,932
Deferred payments	-6,581,408	2,727,052	-691,915	11,448,052	10,481,130

Financing Requirements of SOE System (in thousands of Turkish Lira)	2015	2016	2017	2018	2019*
Advance payments	-4,535,525	-9,397,958	-9,330,828	-25,676,318	-9,728,009
Cash financing requirement	-9,812,457	1,832,462	-7,959,080	-16,144,798	-8,562812
Change in cash	4,064,307	-5,618,089	3,533,716	3,197,953	-2,684,886
Securities and deposits	-287,959	-256,061	3,377	-59,250,0	-246,775
Domestic bank borrowing, net	4,467,615	3,462,642	1,981,855	6,168,195	7,806,521
Foreign borrowing, net	1,568,493	579,046	2,440,132	6,837,900	3,687,592
Government bonds	0	0	0	0	0

*	Provisional

Source: Ministry of Treasury and Finance

In 2019, the SOE System reported a loss of TL 40.9 million.

SOE System investments accounted for 10.05% of total public sector fixed investments in 2015, 8.74% in 2016, 9.7% in 2017, 11.6% in 2018 and 14.4 in 2019 (total public sector fixed investments consist of SOEs, central government, local administrations and social security institutions’ figures).

Budgetary transfers to the SOE System accounted for approximately 2.2%, 1.8%, 1.7%,1.8% and 2.0% of central management budget expenditures in 2015, 2016, 2017, 2018 and 2019, respectively.

[4]

Statistics of SOEs that are subject to Decree Law No: 233 and Law No:4046 are published on the website the Ministry of Treasury and Finance. They can be accessed via this link: https://en.hmb.gov.tr/state-owned-enterprises

The following table summarizes the profits and losses of SOE System for the years indicated:

Table 48

Profits and Losses of SOE System (in thousands of Turkish Lira)	2015	2016	2017	2018	2019*
Total Revenues	124,404,885	112,470,188	126,145,296	166,835,674	182,371,036
Total Expenditures	121,653,689	94,998,047	118,688,180	161,752,123	182,411,431
Profit (loss)	2,751,196	17,472,141	7,457,116	5,083,551	(40,395)

*	Provisional

Source: Ministry of Treasury and Finance

Electricity Sector

The restructuring process for electricity markets in Turkey has been in progress since early 2000s. Significant steps were taken towards a fundamental restructuring of SOEs in the electricity sector after the Electricity Market Law (Law No. 4628), came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, to achieve stability of supply, and to ensure environmentally friendly electricity at a low cost and of good quality.

Turkish Electricity Generation and Transmission Company was divided into three separate entities as Electricity Generation Company (“EUAS”), Turkish Electricity Transmission Company (“TEIAS”) and Turkish Electricity Trading And Contracting Company (“TETAS”) in 2001. These companies are responsible for the generation of electricity at power plants, transmission of electricity and trading of electricity, respectively.

With the completion of restructuring process, the distribution regions were divided into 21 regions. Distribution of the electricity to the final consumer is being carried out by these 21 distribution companies, all of which were privatized as of 2013.

While the Government keeps the ownership of TEIAS, it regulates the sector through the Energy Market Regulatory Authority. Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement. TEIAS operates high voltage transmission systems in Turkey and has a monopoly in this sector.

As of 2019, EUAS has 11 thermal and 48 hydroelectric power plants and 1 wind power plant and it has an installed capacity of 19,751 MW in total (6,967 MW of which is from thermal power plants, 12,776 MW of which is from hydroelectric power plants and 7 MW of which is from the wind power plant). While Turkey has a 91,267 MW installed capacity, the share of EUAS of the installed capacity is 21.6% in the sector.

Until July 2018, when TETAS and EUAS merged under EUAS, TETAS was primarily responsible for purchasing electricity from privately owned Build-Operate, Build-Operate-Transfer and Transfer of Operating Rights power plants and EUAS hydro power plants, selling the purchased electricity to electricity distribution companies and assigned supplier companies (incumbent retailers), and exporting and importing electricity. Since then, these activities have been carried out by EUAS.

The New Electricity Market Law (“EML”) was enacted in March 2013. Former Electricity Market Law No. 4628 was partially amended by the new law and its title was changed to “Law on the Organization and Duties of the Energy Market Regulatory Authority.”

The EML includes some important changes, such as amendments to license types, framing provisions for each type of market activity, specific provisions for certain license types (i.e., generation, distribution) and a preliminary licensing mechanism. It also establishes a new company, the Energy Market Operation Joint Stock Company (“EPIAS”) which is an independent private company authorized for the energy market operations. With the completion of registration procedures, EPIAS was officially founded on March 18, 2015 and began operating on September 18, 2015. EPIAS has also taken over the Market Financial Settlement Center’s functions, including carrying out the day-ahead and intra-day market activities which started on July 1, 2015. Instruments of the electricity derivative market, which is operating under Borsa Istanbul, depend on spot electricity prices that are derived from EPIAS market operations.

Within the scope of the privatization program in the electricity sector, as of 2013, all of the distribution companies have been privatized. As for the electricity generation companies, the privatization process for Yenikoy, Yatagan, Kemerkoy, Catalagzi Thermal Power Plants and Kayakoy, Esendal, Isiklar, Dere and Ivriz hydro power plants, which have a total 1,986 MW installed capacity, was completed in 2014. The privatization process for Orhaneli, Tunçbilek, Soma thermal power plants, which have a total 1,565 MW installed capacity, was completed in June 2015. The privatization process of Hopa power plant was completed in 2016. In 2017, ten hydroelectric power plants with a total installed capacity of 324 MW were privatized. In 2018, privatization process of ten more hydroelectric power plants were completed. In 2019, an additional three hydroelectric power plants underwent privatization processes.

Gas Sector

The sector is dominated by the government-owned Petroleum Pipeline Corporation (“BOTAS”), which is one of the most prominent SOEs in the energy sector and owns pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities.

The first Floating Storage and Regasification Unit (“FSRU”) of Turkey in Aliağa/İzmir was commissioned on December 23, 2016, and second FSRU Terminal in Dörtyol/Hatay was commissioned on February 7, 2018 with the aim to achieve supply security and diversification of gas sources.

To ensure supply security, Silivri Natural Gas Storage Facility, with storage capacity of 2.84 billion Sm3, was taken over by BOTAS as of September 1, 2016. The first phase of Salt Lake Storage Project has a storage capacity of 1 billion Sm3 and started the first gas filling process in February 2017.

The TANAP Project brings natural gas produced from Azerbaijan’s Shah Deniz-2 gas field and other areas of the Caspian Sea, not only to Turkey, but also to Europe. The TANAP Project, along with the South Caucasus Pipeline and the Trans-Adriatic Pipeline, forms the elements of the Southern Gas Corridor. The Southern Gas Corridor Closed Joint Stock Company (58%), BOTAS (30%) and British Petroleum (12%) are the three partners in the project. The Gas Transportation Agreement, Funding Agreement, Share Purchase Agreement and Accession Agreement, agreements supporting the TANAP Project, were signed between BOTAŞ and SOCAR on May 30, 2014 in İstanbul. The Shareholders’ Agreement and its annex Term Loan Facility Agreement were signed on March 13, 2015 in Ankara. The Groundbreaking Ceremony of the TANAP Project occurred on March 17, 2015 and commercial gas flow to Turkey has started as of June, 2018.

Mining Sector

Eti Mining Enterprises (“Eti Maden”), with U.S.$780 million export revenue in 2019, is an important SOE in the mining sector. The company’s operations include mining, processing and marketing of Turkey’s boron resources, Presently, Eti Maden has 73.4% of the world boron reserves, and meets approximately 56.0% of the world boron demand, according to the Eti Maden Boron Sector Report dated 2020.

Turkish Coal Enterprise (“TKI”) holds 12.8% (decreased from 21.4% because of mining license transfers from some TKI coal sites to EUAŞ in 2016) of the Turkish lignite reserves (as of the end of 2019) and sells its products mainly to thermal power plants. Lignite is used for heating and various industrial sectors are the other customers of TKI. Also, TKI distributes lignite to low-income families and receives payments from the Ministry of Treasury and Finance for this duty.

As of the end of December 2019, EUAS, the General Directorate of Mineral Research and Exploration and the private sector own 87.0% of Turkey’s 16.85 billion tons of lignite reserves.

Turkish Hard Coal Company (“TTK”) is an SOE that produces hard coal in the Zonguldak basin of Turkey. The company primarily sells its product to the energy sector. The iron and steel industry is the second largest consumer for hard coal. TTK has been receiving capital transfers from the Ministry of Treasury and Finance, and receives payments for coal distribution to low-income families.

Petroleum Sector

The Turkish Petroleum Law No. 6491, which aims to provide more competitive, transparent, reliable and stable conditions for domestic and foreign investors for upstream activities, entered into force in June 2013.

Turkish Petroleum Corporation (“TPAO”), formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector in the domestic market. TPAO is responsible for approximately 67% of Turkey’s crude oil production and 84% of Turkey’s natural gas production as of the end of 2019.

On May 26, 2014, TPAO reached an agreement to acquire the French energy firm TOTAL’s 10% stake in Azerbaijan’s Shah Deniz gas project and Southern Caucasian Pipeline. The deal increased TPAO’s stake in the project to 19% from 9%, making TPAO the second largest partner in the multinational consortium.

TPAO purchased its first drill ship, Deepsea Metro 2, from Norway in 2017 to prospect oil in the Eastern Mediterranean and the Black Sea and this ship started the drilling of Alanya-1 deep sea well on 29 October 2018 for the first time. In 2018, the new drilling ship Yavuz was added to the TPAO’s Inventory and Turkey has enhanced its deep sea exploration capabilities.

Agriculture Sector

In Turkey, the Turkish Grain Board (“TMO”), the Tea Enterprise (“CAYKUR”), the Meat and Milk Board (“ESK”) and General Directorate of Agricultural Enterprises (“TİGEM”) operate as profit-oriented SOEs in the agricultural sector. They are associated with the Ministry of Forestry and Agriculture, TMO is a company which regulates the grain market when required. As of the end of 2019, TMO had nearly 4 million tons of storage capacity. ESK operates mainly in the meat sector by processing and selling red meat and its products. Since 2016, ESK has performed regulating activities in the milk sector by buying milk and selling milk powder. CAYKUR produces and sells tea and aims to improve the tea agriculture and the quality of tea trees. As of the end of 2019, CAYKUR operated 46 factories and had a nearly 50% market share in tea sales. TİGEM’s main mission is to produce seed, breeding livestock and raw materials for agriculture and the agriculture-based industry and to protect gene resources.

Railways

Law No. 6461 concerning the “Liberalization of the Turkish Railway Transport”, which became effective on May 1, 2013, ensures that railway infrastructure and freight transportation can be operated both by public and private companies and railway infrastructure and train/transportation operations will be separated. The law required that Turkish State Railways (“TCDD”) become an infrastructure operator and required that TCDD Transport Company be established as a subsidiary of TCDD in order to be responsible for train/transportation operations. TCDD Transport Company began operating on January 1, 2017. TCDD Transport Company collaborated with the first private railway train operator, OMSAN Logistics and leased electric locomotives and wagons to the company in October 2017.

Körfez Ulaştirma A.Ş., a wholly owned subsidiary of TUPRAS, is the second private railway train operator that provides freight transportation service.

As of the end of 2019, TCDD owned 12,803 km of track, 1,213 km of which is a high-speed train track and TCDD Transport Company owned 664 locomotives, 103 EMUs, 104 DMUs, 19 high-speed train sets, 822 passenger cars, and 17,025 wagons, according to the 2019 Annual Reports.

PRIVATIZATION IMPLEMENTATIONS

Turkey aims to further enhance its functioning market economy through ensuring openness and competitiveness, upgrading productivity, strengthening the investment climate to attract more Foreign Direct Investment, encouraging private initiative/entrepreneurial skills and, as a result, promoting employment.

Privatization proceeds realized by the Privatization Administration of Republic of Turkey (the “Privatization Administration”) have reached U.S.$70.3 billion (on a commitment basis) as of December 31, 2019, of which U.S.$51.1 billion in revenue has been generated from the privatization of blue chip companies, including: Türk Telekom, Tüpraş, Erdemir, Halkbank, Petkim, sea ports and other power generation and distribution companies.

Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were U.S.$2.3 billion, U.S.$3.7 billion, U.S.$2.6 billion, U.S.$1.2 billion and U.S.$759 million for the years 2015, 2016, 2017, 2018 and 2019, respectively. The total amount realized from January 1, 1986 through December 31, 2019 is U.S.$50.4 billion.

From the period January 1, 2015 through December 31, 2019, the privatization implementations of Turkey have resulted in net proceeds of U.S.$5.5 billion (privatization implementations completed by the Privatization Administration).

The following is a summary of the most significant privatization implementations completed between January 1, 2015 and December 31, 2019:

Table 49

Name of the Company	Field of Operation	Date of Privatization	Amount (in millions of U.S.$)
Soma B Coal Fired Power Generation	Power Generation	6/22/2015	685.5
Orhaneli Tunçbilek Coal Fired Power Generation	Power Generation	6/22/2015	521.0
Derince Port	Port Operation	2/25/2015	543.0
Various Real Estate of the Government during 2015	Real Estate	year round 2015	240.6
Manavgat HEPP Power Generation	Power Generation	4/04/2016	131.2
Doğankent, Kürtün and Torul HEPP Power Generation	Power Generation	4/29/2016	435.2
Karacaören 1-2 HEPP Power Generation	Power Generation	6/22/2016	177.7
Kadincik 1-2 HEPP Power Generation	Power Generation	7/15/2016	298.8
Various Real Estate of the Government during 2016	Real Estate	year round 2016	204.7
Turkish Petroleum Oil Distribution Company	Petroleum Oil Distribution	4/04/2017	134.7
Almus ve Köklüce HEPP Power Generation	Power Generation	8/08/2017	212.6
Various Real Estate of the Government during 2017	Real Estate	year round 2017	188.2
Menzelet and Kilavuzlu HEPP Power Generation	Power Generation	3/09/2018	335.0
Turhal Sugar Factory	Sugar Production	6/07/2018	123.4
Çorum Sugar Factory	Sugar Production	6/25/2018	112.1
Afyon Sugar Factory	Sugar Production	8/17/2018	125.0
Various Real Estate of the Government during 2018	Real Estate	year round 2018	239.5

Note: Only privatizations worth U.S.$100 million or more are listed above.

Source: Privatization Administration

Table 50

Privatization implementations by the Privatization Administration by years (in millions of U.S. Dollars)

Source: Privatization Administration

The privatization program and developments with respect thereto implemented in various sectors since 2015 is summarized below.

Energy Sector

Electric Power Generation

(1) Hydroelectric Power Plant (HPP)

Fethiye HPP: Fethiye HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the Transfer of Operation Rights (“TOR”) method. The highest bidder was Kuzey Birlik Enerji ve Sanayi ve Ticaret A.Ş., who offered U.S.$44.9 million. The sales agreement was signed on March 21,2016.

Manavgat HPP: Manavgat HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Assan Alüminyum ve Sanayi ve Ticaret A.Ş, who offered U.S.$131.2 million. The sales agreement was signed on April 4, 2016.

Doğankent, Kürtün and Torul HPP: Doğankent, Kürtün and Torun HPP and their related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was KLK Enerji Üretim A.Ş, established by Kolin İnşaat Turizm San. Ve Tic. AŞ., who offered U.S.$435.2 million. The sales agreement was signed on April 4, 2016.

Karacaören 1-2 HPP: Karacaören 1-2 HPP and its related real estate and tangible assets owned by EÜAŞ was privatized under the TOR method. The highest bidder was Kremna Enerji Üretim A.Ş, established by Gama Enerji A.Ş., who offered U.S.$177.7 million. The sales agreement was signed on June 22, 2016.

Kadincik 1-2 HPP: Kadincik 1-2 HPP and its related real estate and tangible assets owned by EÜAŞ was privatized under the TOR method. The highest bidder was İC İçtaş, who offered U.S.$298.9 million. The sales agreement was signed on July 15, 2016.

Şanliurfa HPP: Şanliurfa HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Rönesans Enerji Üretim ve Ticaret A.Ş., who offered U.S.$68.6 million. The sales agreement was signed on March 1, 2017.

Adigüzel and Kemer HPP: Adigüzel and Kemer HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Bereket Enerji Üretim A.Ş. (Düzce Aksu Elektrik Üretim A.Ş.), who offered U.S.$91.5 million. The sales agreement was signed on May 5, 2017.

Almus and Köklüce HPP: Almus and Köklüce HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Gül Enerji Elektrik Üretim Sanayi ve Ticaret A.Ş., who offered U.S.$212.6 million. The sales agreement was signed on August 8, 2017.

Yenice HPP: Yenice HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Kiliç Enerji Üretim A.Ş., who offered U.S.$34.0 million. The sales agreement was signed on December 15, 2017.

Suçati, Değirmendere, Karaçay, Kuzuculu HPPs: Suçati, Değirmendere, Karaçay, Kuzuculu HPPs and their related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Abdülmecit Modoğlu İnşaat A.Ş., who offered U.S.$8.0 million. The sales agreement was signed on December 29, 2017.

Anamur, Bozyazi, Mut, Silifke, Zeyne HPPs: Anamur, Bozyazi, Mut, Silifke, Zeyne HPPs and their related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was ERG Altyapi İnşaat Turizm Ticaret ve Sanayi Ltd. Şti., who offered U.S.$2.4 million. The sales agreement was signed on January 12, 2018.

Menzelet & Kilavuzlu HPPs: Menzelet & Kilavuzlu HPPs and their related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Entek Elektrik A.Ş, who offered U.S.$335.0 million. The sales agreement was signed on March 9, 2018.

Manyas HPP: Manyas HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bidder was Aria Teknolojik Yatirimlar A.Ş., who offered U.S.$15.8 million. The sales agreement was signed on April 27, 2018.

Gönen HPP: Gönen HPP and its related real estate and tangible assets were privatized under the TOR method. The highest bidder was Altek Alarko Elektrik Santrallari Tesis İşletme ve Ticaret A.Ş., who offered U.S.$12.3 million. The sales agreement was signed on December 25, 2018.

Sütçüler HPP: Sütçüler HPP and its related real estate and tangible assets were privatized under the TOR method. The highest bidder was GNE Elektrik Üretim A.Ş., who offered U.S.$1.6 million. The sales agreement was signed on December 20, 2018.

Tohma HPP: Tohma HPP and its related real estate and tangible assets were privatized under the TOR method. The highest bidder was Tohma Enerji A.Ş., who offered U.S.$10.9 million. The sales agreement was signed on January 2, 2019.

Dinar 2 HPP: Dinar 2 HPP and its related real estate and tangible assets were privatized under the TOR method.

The highest bidder was Özce Madencilik ve Ticaret Ltd. Şti., who offered U.S.$1.5 million. The sales agreement was signed on February 27, 2019.

Çine HPP: Çine HPP and its related real estate and tangible assets were privatized under the TOR method. The highest bidder was İş-Kaya İnşaat Sanayi ve Ticaret A.Ş., who offered U.S.$20.8 million. The sales agreement was signed on April 22, 2019.

(2) Coal fired Power Generation Plants

Orhaneli and Tunçbilek: The tender announcements made in the second half of 2014, expired in the second half of 2014. The final negotiations occurred on September 23, 2014. The highest bidder was Çelikler Taahhüt İnşaat ve Sanayi A.Ş., with a bid of U.S.$521 million. The transfer of shares was made on June 22, 2015.

Soma B: The tender announcement made in the second half of 2014 expired at the beginning of 2015. The final negotiations occurred on January 13, 2015. The highest bidder was Konya Şeker Sanayi ve Ticaret A.Ş., with a bid of U.S.$685.5 million. The transfer of shares was made on June 22, 2015.

Çayirhan B: The Coal Mining Area and Power Generation Area owned by EÜAŞ and located in Ankara were privatized under the TOR method. The tender was announced on October 3, 2016 with a pre-qualification and bidding deadline of January 30, 2017. Final negotiations were held on February 6, 2017, and Çelikler-Kalyon-Kolin Joint Venture Group won the tender, with a lowest electricity generation bid of U.S.$/Mwh.60.4. A Transfer of Operation Rights Agreement (valid for 35 years) and an Electricity Sales Agreement (valid for 15 years) were signed by EÜAŞ and Çelikler-Kalyon-Kolin Joint Venture Group on July 11, 2017.

Alpu Coal Mining Area: The tender announcement of the Coal Mining Area and Power Generation Area owned by EÜAŞ located in Alpu and Tepebaşi districts in Eskişehir was issued in 2017. The privatization method was designated as the TOR method as in Çayirhan B Tender. However, the tender was cancelled in 2020 since no bidding was submitted by any investor by the bidding deadline.

Sugar Sector

In 2018, privatization tender regarding 14 mills of Turkish Sugar Mills Inc. (Türkşeker) was made. 10 out of 14 mills were privatized and the tender for 4 mills were canceled.

Afyon Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 26, 2018. The highest bidder was Doğuş Yiyecek ve İçecek Üretim Sanayi Ticaret A.Ş., with a bid of U.S.$125.0 million. The contract was signed on August 17, 2018.

Alpullu Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 27, 2018. The highest bidder was Binbirgida Tarim Ürünleri Sanayi ve Ticaret A.Ş., with a bid of U.S.$29.0 million. The contract was signed on November 30, 2018.

Bor Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 06, 2018. The highest bidder was Doğuş Yiyecek ve İçecek Üretim Sanayi Ticaret A.Ş., with a bid of U.S.$53.3 million. The contract was signed on September 20, 2018.

Çorum Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 09, 2018. The highest bidder was Safi Kati Yakit Sanayi ve Ticaret A.Ş., with a bid of U.S.$112.2 million. The contract was signed on June 25, 2018.

Elbistan Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 26, 2018. The highest bidder was Mutlucan Tuz Madencilik İnşaat Turizm Otomotiv Petrol Nakliye Sanayi ve Ticaret A.Ş., with a bid of U.S.$63.2 million. The contract was signed on July 11, 2018.

Erzurum -Erzincan Sugar Mills privatization tender announcement was made on April 21, 2018. The final negotiations with the bidders were completed on May 10, 2018. The highest bidder was Albayrak Turizm Seyahat Inşaat Ticaret A.Ş., with a bid of U.S.$59.3 million. The contract was signed on July 16, 2018.

Kirşehir Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders completed on April 06, 2018. The highest bidder was Tutgu Gida Turizm İnşaat İmalat İthalat İhracat Sanayi ve Ticaret Ltd. Şti., with a bid of U.S.$68.1 million. The contract was signed on May 24, 2018.

Muş Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 27, 2018. The highest bidder was MBD İnşaat Sanayi ve Ticaret A.Ş.—Özerka İnşaat Turizm Elektrik Taahhüt Ticaret ve Sanayi Joint Venture, with a bid of U.S.$48.5 million. The contract was signed on July 12, 2018.

Turhal Sugar Mill privatization tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 16, 2018. The highest bidder was Kayseri Şeker Fabrikasi A.Ş., with a bid of U.S.$123.4 million. The contract was signed on June 07, 2018.

Ports

Derince Port: The retendering process of the Derince Port (a sea port operated by Turkish state railways and marinas) was concluded on June 5, 2014. The highest bidder was Safi Kati Yakit Sanayi ve Ticaret A.Ş., with a bid of U.S.$543 million. The transfer of shares occurred on February 25, 2015.

İzmir Port: The operations of the İzmir Port Authority were transferred to TWF on February 3, 2017 under Privatization High Council decision No. 2017/5.

Tekirdağ Port: The tender announcement to privatize the port under the TOR method for 36 years was made on October 11, 2017, and the final bidding date was December 20, 2017. Final negotiations were held on January 5, 2018. The highest bidding amount was U.S.$65.5 million. The tender was approved by the President of the Republic of Turkey on October 31, 2018. The Agreement for Transfer of Operation Right was made on December 26, 2018 and all procedures have been accomplished.

Güllük Marina: The tender announcement for the privatization of Güllük Marina with the TOR method for 45 years was opened in 2017. Subsequent to the announcement made on May 13, 2017, the tender was conducted on July 21, 2017. However, the tender was cancelled by a Presidential decision on October 25, 2019. Currently, works are underway to launch a new tender in 2020.

Taşucu Port and Rear Area: The tender announcement for the privatization of the Taşucu Port and its rear area under the TOR method for 36 years, opened on April 7, 2018; the final bidding date was set as April 15, 2019. However, the tender was cancelled due to an insufficient number of bids. Technical works are being carried out to open a new tender in 2020.

Çanakkale Kuzu Marina: The tender for the privatization of Çanakkale Kuzu Marina under the TOR for 36 years was announced on November 5, 2018, with the last bidding date set as April 15, 2019. However, the tender was cancelled due to an insufficient number of bids. Technical works are being carried out to launch a new tender in 2021.

Fenerbahçe Kalamiş Marina: The marina is located in the Anatolian side of Istanbul and is classified as the most significant and important marina in Turkey. The tender announcement was made on November 17, 2017 and the tender was cancelled on April 27, 2018 as a result of an insufficient number of investors. Technical works are underway to launch a new tender in 2020.

Marmaraereğlisi NATO Receiving Port: Technical works are underway to launch a new privatization tender process in 2020.

Other Sectors

Turkiye Halk Bankasi (Halkbank): With Law No. 6741 enacted on August 19, 2016, the Turkish Sovereign Wealth Fund (“TWF”) and Turkish Sovereign Wealth Fund Management Joint Stock Company (Management Company) were established to encourage diversification and depth of capital markets in the Republic of Turkey, to utilize publicly owned assets, and to facilitate financing from abroad contributing to strategic large-scale investments. Shares of Halkbank belonging to the Privatization Administration were transferred to TWF on February 3, 2017.

Milli Piyango (National Lottery): The privatization process of the “Games of Chance by Grant of a License” ended on January 6, 2017 with Executive Order numbered 680. The entire operation of the “Games of Chance by Grant of a License” was transferred to TWF on January 6, 2017.

Doğusan Pipe Industry Trade Inc.: The Privatization Administration has attempted to privatize its 56.09% shares in Doğusan Pipe Industry Trade Inc. several times. The first and second tenders (2008 and 2009) were cancelled because no bids were received. The third and fourth tenders (2011 and 2012) were canceled because of the bidders refraining from signing the Share Purchase Agreement. The fifth tender (2016) was cancelled due to inadequacy of the bids. The Privatization Administration continues its efforts to privatize Doğusan.

Erzurum Palandoken and Konakli Ski Resorts: The ski resorts of Erzurum Palandöken and Konakli were constructed for the 2011 Universidad Winter Games. These facilities meet international accredited winter sport standards in Turkey, with an elevation of, on average, over 2,000 meters. The assets subject to privatization are comprised of real property, plant and equipment, ski slopes and mechanical installations (lifts, gondola lift, chairlift and artificial snow plowing). The tender announcement to privatize the resorts was made at the beginning of 2015 and expired on July 30, 2015. The tender was cancelled due to insufficiency of investor interest. The ownership of the resorts was transferred to the Greater City Municipality of Erzurum by a Privatization High Counsel Decision dated July 4, 2016.

MESBAŞ- Mersin Free Trade Zone: The privatization of the 21.26% shares of the sale of subsidiary MESBAŞ of TDI is complete and the contract was signed on November 8, 2017 with Cey Group Joint Venture Group. The amount of the sale was U.S.$6.7 million.

TP Petrol Dağitim A.S. (TP Petroleum Distribution Company): The tender announcement was made on August 1, 2016 and final negotiations were completed on October 20, 2016. The highest bidder was Zülfikarlar Holding A.Ş., with a bid of U.S.$134.7 million. The transfer of shares took place on April 4, 2017.

Hidrojen Peroksit A.S.: The tender announcement was made on August 12, 2017 and final negotiations were completed on September 29, 2017. The highest bidder was Bariş AKSÜS, with a bid of U.S.$4.5 million. The transfer of shares occurred on July 9, 2018.

Other Real Estates

In addition to these above mentioned privatizations, the total amount of the real estate privatizations has reached approximately U.S.$ 82.3 million from January 1, 2019 to December 31, 2019.

EXTRA-BUDGETARY FUNDS

In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects. At the beginning of the 2000s, most of the extra-budgetary funds were closed in order to ensure unification of the government budget and improve accountability of the government budget.

The following table presents, for the years indicated, the operating balance and financing of four EBFs, including the Privatization Fund, the Defense Industries Support Fund, the Social Aid and Solidarity Fund and the Support Price Stabilization Fund, for the 2015-2019 period:

Table 51

Extra Budgetary Funds (in millions of Turkish Lira)	2015	2016	2017	2018	2019
Revenues	19,378	11,131	13,368	24,343	27,698
Expenditures	8,962	15,311	22,148	29,116	28,685
Surplus (Deficit)	10,416	-4,181	-8,780	-4,773	-987
Financing	-10,416	4,181	8,780	4,773	987

Source: Presidency of The Republic of Turkey Presidency of Strategy and Budget

Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.

LOCAL GOVERNMENT

The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize some responsibilities and to transfer substantial amounts of tax keep revenues to local authorities. Local authorities cover municipalities, special provincial administrations, municipally owned utilities, municipal unions and İlbank operations. In 2015, total expenditures by local authorities increased 19.69% to TL 80,095 million and the deficit was TL 1,959 million. In 2016, total expenditures by local authorities increased 21.82% to TL 97,575 million and the deficit was TL 10,413 million. In 2017, total expenditures by local authorities increased 21.45% to TL 118,504 million and the deficit was TL 15,963. In 2018, total expenditures by local authorities increased 16.01% to TL 137,479 million and the deficit was TL 21,795. In 2019, total expenditures by local authorities expected to decrease by 9.69% to TL 124,153 million and the deficit TL 2,663 21,957 million.

The following table presents the operating balance of the local authorities for the years indicated:

Table 52

Local Authorities (in millions of Turkish Lira)	2015	2016	2017	2018	2019 (1)
Revenues	78,136	87,162	102,541	115,685	121,490
Expenditures	80,095	97,575	118,504	137,479	124,153
Surplus (Deficit)	(1,959)	(10,413)	(15,963)	(21,795)	(2,663)

(1)	Provisional

Source: Presidency of Strategy and Budget

PUBLIC SECTOR FIXED INVESTMENT

The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:

Table 53

Public Sector Fixed Investment (at current prices) (In % of total public sector fixed investment unless otherwise indicated)	2015	2016	2017	2018	2019(1)
Agriculture	9.1	8.8	8.9	8.6	6.0
Mining	1.7	0.9	1.0	2.6	4.2
Manufacturing	0.7	0.6	0.5	0.5	0.4
Energy	4.5	3.5	3.7	3.6	6.7
Transport and communication	38.6	35.1	35.9	40.7	40.1
Tourism	0.8	0.5	0.5	0.6	0.3
Housing	0.8	0.8	1.3	1.0	1.1
Education	13.0	12.0	10.8	9.6	11.1
Health	5.8	5.4	5.3	4.4	5.6
Other Services	25.1	32.5	32.1	28.5	24.4
Total	100.0	100.0	100.0	100.0	100.0
Total (in millions of Turkish Lira)	95,271	105,823	134,463	168,239	141,307

(1)	Provisional estimate.

Source: Presidency of Strategy and Budget

PUBLIC SECTOR BORROWING REQUIREMENT

In 2015, the central budget deficit was TL 23.5 billion, representing 1.01% of GDP. Total Public Sector Borrowing Requirement (“PSBR”) was 0.03% of GDP. In 2016, the central budget deficit was TL 29.9 billion, representing 1.15% of GDP. Total PSBR was 1.06% of GDP. In 2017, the central budget deficit was TL 47.8 billion, representing 1.54% of GDP. Total PSBR was 1.81% of GDP. In 2018, the central budget deficit was TL 72.8 billion, representing 1.96% of GDP. In 2019, the central budget deficit was TL 123.7 billion, representing 2.89% of GDP. In addition, the ratio of budget deficit to GDP for 2019 was 2.89.

As a result of fiscal policies towards consolidation in general government balances and a growing economy, net debt of the public sector has taken a largely declining path after 2009. In 2013, total public debt stock (gross) as a percentage of GDP was 34.4% and the net debt of the public sector was 10.9%. In 2014, total public debt stock (gross) as a percentage of GDP was 31.8% and the net debt of the public sector declined to 9.1%. In 2015, total public debt stock (gross) as a percentage of GDP slightly decreased to 30.9% and the net debt of the public sector declined to 6.9%. In 2016, total public debt stock (gross) as a percentage of GDP slightly increased to 31.4% and the net debt of the public sector increased to 8.4%. In 2017, total public debt stock (gross) as a percentage of GDP declined to 30.7% and the net debt of the public sector realized as 8.4%. In 2018, total public debt stock (gross) as a percentage of GDP increased to 31.4% and the net debt of the public sector realized as 13.6%. In 2019, total public debt stock (gross) as a percentage of GDP increased to 33.7% and the net debt of the public sector realized as 16.2%.

The following table sets forth information as to Turkey’s public sector borrowing requirement based on the Medium Term Program 2020-2022, figures are adjusted to new GDP data for the years indicated:

Table 54

Public Sector Borrowing Requirement (as a percentage of GDP)	2015	2016	2017	2018	2019(1)
Central Government Budget	1.01	1.15	1.54	1.96	2.93
Local administrations	0.08	0.40	0.51	0.59	0.06
Social Security Institutions	-0.06	0.03	-0.05	-0.04	0.00
Unemployment Insurance Fund	-0.50	-0.39	-0.43	-0.29	-0.05
Revolving Funds	0.02	0.03	0.00	0.04	0.03
EBFs	-0.45	0.16	0.28	0.13	0.06
SOEs	-0.07	-0.32	-0.04	0.09	0.22
SOEs not under privatization	-0.04	-0.34	-0.07	0.08	0.17
SOEs under privatization	-0.02	0.02	0.04	0.01	0.05
Total	0.03	1.06	1.81	2.47	3.25

(1)	Provisional estimate (Medium Term Program)

Source: Presidency of Strategy and Budget

DEBT

GENERAL

In Turkey, the Ministry of Treasury and Finance (the “Treasury” or “MTF”) conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments, such as zero coupon securities, inflation, revenue indexed securities, foreign exchange-denominated securities, gold denominated securities, lease certificates, Government Bonds with fixed coupon payments and floating rate notes.

The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Turkey.

Turkey has not defaulted on any principal or interest payment on any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988.

On October 31, 2019, the Treasury published the 2020 financing program based on the 2020-2022 New Economy Program projections. According to the financing program, the total amount of debt service in 2020 is projected to be TL 352.1 billion, comprising payments of TL 222.6 billion in principal and TL 129.4 billion in interest. Total domestic debt service is expected to be TL 287 billion while total external debt service is expected to be TL 65.1 billion. On the external financing front, the Treasury announced that up to U.S.$9.0 billion equivalent external financing is planned in 2020 through bond and lease certificate issuances in international markets.

The total gross outstanding external debt of Turkey was approximately U.S.$449.4 billion at the end of March 2019, U.S.$440.6 billion at the end of June 2019, U.S.$433.8 billion at the end of September 2019, and U.S.$437.6 billion at the end of December 2019. It was approximately U.S.$443.8 billion as of the end of 2018.

As of December 31, 2019, the aggregate amount of scheduled repayment of principal and interest of external debt of Turkey is U.S.$67.9 billion for 2020 (February-December), U.S.$49.4 billion for 2021, U.S.$45.8 billion for 2022 and U.S.$40.1 billion for 2023.

Turkey’s central government domestic debt was approximately TL 755.1billion on December 31, 2019, compared to TL 586.1 billion on December 31, 2018. These numbers represent an approximate 1.9 percentage point (pp) increase (from 15.7% in 2018 to 17.6% in 2019) in the ratio of domestic debt to GDP between two years.

The EU-defined general government debt to GDP ratio in 2019 was 32.8%.

DOMESTIC DEBT

The share of foreign investors in total domestic debt followed a fluctuating course between 2015 and 2019. The ratio was 17.3%, 17.3%, 19.4%, 14.0%, 10.1% for the years between 2015 and 2019, respectively. Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2019 similar to the previous years. Nevertheless, after August 2018, the Treasury decreased the amount of fixed couponed government bond issuances in 5 and 10 year maturities in the domestic market due to fluctuations in interest rates. On the other hand, with the implementation of strategic benchmark strategy, 2 year benchmark government bonds were reopened on a regular basis.

In line with the objectives of diversifying borrowing instruments, broadening the investor base and lengthening borrowing maturities, CPI Indexed Government Bonds have continued to be issued in 2019.

With the aim of increasing domestic savings, diversifying borrowing instruments and broadening the investor base, lease certificates were issued for the first time both in domestic and international markets in 2012. Gold bond and gold lease certificates are designed for retail investors and have been issued via public offering through intermediary banks in the local market since 2017. For gold-denominated lease certificates or bonds issuances, physical gold is used as a means of payment during issuance and redemption. Gold bonds and gold-denominated lease certificates were issued for institutional investors for the first time in 2019. With these issuances, the Treasury has collected 2.5, 4.2 and 82.3 tons of gold for the years 2017, 2018 and 2019, respectively. Also, 5.2 billion Euro denominated and 86 million USD denominated bonds and lease certificates were issued in the domestic market for retail and institutional investors in 2019. Issuing lease certificates has raised U.S.$4.75 billion from the international markets between 2013 and 2017 and TL 75.2 billion from the domestic markets between 2015 and 2019.

In order to issue these lease certificates, the Republic enters into transactions with Hazine Müstesarligi Varlik Kiralama Anonim Sirketi, an asset leasing company incorporated in Turkey in accordance with Article 7/A of Law Number 4749 (the “Issuer”), which in turn issues these lease certificates from time to time in the domestic and global markets. On April 3, 2013, the parliamentary members of the main opposition party filed a constitutional objection with the Turkish Constitutional Court (the “Court”) challenging the legislation which allows the transactions between the Republic and the Issuer to be exempted from certain formal requirements. On November 1, 2013, the Court announced its decision to reject the constitutional objection.

In March 2016, the Treasury began implementing regular buyback auctions in the domestic market in order to contribute to market liquidity and to ensure a balanced debt redemption profile. Buyback auctions have been held every week since March 17, 2016. Through 2018, the Treasury conducted 98 buy-back auctions and successfully bought back a net of TL 1.9 billion worth of bonds. The Treasury conducted 12 buy-back auctions and successfully bought back a net of TL 66 million worth of bonds through the end of the February 2019.

The average maturity of cash borrowing was 72 months in 2015, 67 months in 2016, 71 months in 2017, 59 months in 2018 and 30 months in 2019. The cost of domestic public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was 9.5%, 10.1%, 11.4% ,17.5% and 18.3% in 2015, 2016, 2017, 2018 and 2019, respectively. The Treasury aims to increase maturity of borrowings in the upcoming years, while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets.

Treasury Auctions

The following tables show the domestic debt securities auctioned in years 2015-2019:

Table 55

Auctions for zero coupon treasury notes in 2015:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
11 Month G. Bond (336 days) (r-o)	13.01.2015	14.01.2015	16.12.2015	7.16	7.75	7.77	1,783,801	1,045,661	975,832
14 Month G. Bond (420 days)	17.02.2015	18.02.2015	13.04.2016	9.74	8.44	8.39	1,017,201	991,947	903,902
14 Month G. Bond (427 days)	07.04.2015	08.04.2015	08.06.2016	10.68	9.10	9.03	804,330	833,978	753,532
7 Month T. Bill (210 days) (r-o)	18.05.2015	20.05.2015	16.12.2015	5.59	9.69	9.88	955,095	898,916	851,346
6 Month G. Bond (182 days) (r-o)	16.06.2015	17.06.2015	16.12.2015	4.93	9.85	10.10	292,387	801,527	763,887
12 Month G. Bond (364 days)	18.08.2015	19.08.2015	17.08.2016	11.02	11.02	11.02	468,436	852,884	768,219
14 Month G. Bond (434 days)	06.10.2015	07.10.2015	14.12.2016	13.36	11.21	11.09	785,253	793,730	700,157
13 Month G. Bond (392 days) (r-o)	17.11.2015	18.11.2015	14.12.2016	11.15	10.36	10.32	590,853	654,259	588,604
2015 Total							6,697,357	6,872,902	6,305,478

Source: Ministry of Treasury and Finance

Table 56

Auctions for zero coupon treasury notes in 2016:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
11 Month T. Bill (329 days) (r-o)	19.01.2016	20.01.2016	14.12.2016	10.06	11.13	11.19	1,493,388	1,759.225	1,598,393
10 Month T. Bill (301 days)	16.02.2016	17.02.2016	14.12.2016	9.12	11.03	11.13	1,439,899	1,108,809	1,016,148
13 Month G. Bond (378 days)	03.05.2016	04.05.2016	17.05.2017	9.74	9.38	9.36	1,250,848	1,079,340	983,526
10 Month T. Bill (301 days) (r-o)	19.07.2016	20.07.2016	17.05.2017	7.53	9.11	9.18	1,591,263	1,101,861	1,024,696
12 Month G. Bond (364 days) (r-o)	20.09.2016	21.09.2016	20.09.2017	8.63	8.63	8.63	3,003,523	1,566,912	1,442,388
12 Month G. Bond (364 days)	22.11.2016	23.11.2016	22.11.2017	9.94	9.94	9.94	681,605	1,004,436	913,605
11 Month T. Bill (329 days) (r-o)	19.01.2016	20.01.2016	14.12.2016	10.06	11.13	11.19	1,493,388	1,759,225	1,598,393
10 Month T. Bill (301 days)	16.02.2016	17.02.2016	14.12.2016	9.12	11.03	11.13	1,439,899	1,108.809	1,016,148
2016 Total							9,460,526	7,620.584	6,978,756

Source: Ministry of Treasury and Finance

Table 57

Auctions for zero coupon treasury notes in 2017:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
11 Month T. Bill (329 days)	17.01.2017	18.01.2017	13.12.2017	9.87	10.92	10.98	880,349	928,343	844,942
14 Month G. Bond (434 days)	07.02.2017	08.02.2017	18.04.2018	13.69	11.48	11.36	1,235,947	1,099,714	967,298
7 Month T. Bill (203 days) (r-o)	23.05.2017	24.05.2017	13.12.2017	6.34	11.37	11.65	647,227	704,954	662,918
14 Month G. Bond (420 days)	12.06.2017	14.06.2017	08.08.2018	13.08	11.34	11.25	1,337,704	1,567,943	1,386,518
13 Month G. Bond (385 days) (r-o)	17.07.2017	19.07.2017	08.08.2018	12.27	11.60	11.56	1,194,959	1,327,002	1,181,963
11 Month T. Bill (322 days) (r-o)	19.09.2017	20.09.2017	08.08.2018	10.39	11.75	11.83	1,705,789	1,075,483	974,238
12 Month G. Bond (364 days)	23.10.2017	25.10.2017	24.10.2018	12.40	12.40	12.40	219,465	1,204,735	1,071,792
2017 Total							7,221,440	7,908,175	7,089,669

Source: Ministry of Treasury and Finance

Table 58

Auctions for zero coupon treasury notes in 2018:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
12 Month G. Bond (364 days)	16.01.2018	17.01.2018	16.01.2019	13.53	13.53	13.53	639,000	1,021,975	900,187
10 Month T. Bill (301 days) (r-o)	12.02.2018	14.02.2018	12.12.2018	10.95	13.25	13.39	463,051	1,075,557	969,368
12 Month G. Bond (364 days)	12.06.2018	13.06.2018	12.06.2019	19.00	19.00	19.00	1,179,549	2,190,977	1,841,167
11 Month T. Bill (336 days) (r-o)	09.07.2018	11.07.2018	12.06.2019	17.41	18.86	18.99	1,227,520	4,159,249	3,542,430
10 Month T. Bill (308 days) (r-o)	06.08.2018	08.08.2018	12.06.2019	16.37	19.34	19.62	775,263	2,272,376	1,952,744
3 Month T. Bill (91 days)	13.08.2018	15.08.2018	14.11.2018	5.58	22.34	24.28	1,090,116	1,578,407	1,494,926
12 Month G. Bond (364 days)	18.09.2018	19.09.2018	18.09.2019	25.05	25.05	25.05	1,231,302	2,759,360	2,206,605
13 Month G. Bond (392 days)	12.11.2018	14.11.2018	11.12.2019	21.40	19.87	19.73	1,257,550	1,193,020	982,750
2018 Total							7,863,352	16,250,922	13,890,177

Source: Ministry of Treasury and Finance

Table 59

Auctions for zero coupon treasury notes in 2019:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
12 Month G. Bond (364 days)	15.01.2019	16.01.2019	15.01.2020	18.98	18.98	18.98	502,999	2,193,336	1,843,369
11 Month T. Bill (336 days) (r-o)	12.02.2019	13.02.2019	15.01.2020	17.66	19.13	19.26	753,021	2,953,459	2,510,263
9 Month T. Bill (266 days) (r-o)	19.03.2019	20.03.2019	11.12.2019	14.23	19.47	19.97	1,793,961	3,152,618	2,759,837
12 Month G. Bond (364 days)	13.05.2019	15.05.2019	13.05.2020	26.12	26.12	26.12	4,750,439	9,133,291	7,241,962
12 Month G. Bond (364 days)	10.06.2019	12.06.2019	10.06.2020	24.45	24.45	24.45	3,484,482	7,095,979	5,701,702
6 Month T. Bill (175 days) (r-o)	18.06.2019	19.06.2019	11.12.2019	10.68	22.21	23.49	2,150,572	2,369,299	2,140,732
14 Month G. Bond (434 days)	8.07.2019	10.07.2019	16.09.2020	25.02	20.99	20.60	6,792,943	12,734,009	10,185,406
3 Month T. Bill (91 days)	9.07.2019	10.07.2019	9.10.2019	5.15	20.60	22.25	1,666,887	2,196,861	2,089,238
13 Month G. Bond (392 days) (r-o)	19.08.2019	21.08.2019	16.09.2020	16.57	15.38	15.30	1,990,493	4,012,561	3,442,332
13 Month G. Bond (385 days)	17.09.2019	18.09.2019	7.10.2020	16.12	15.28	15.18	2,743,996	3,786,073	3,260,458
3 Month T. Bill (91 days)	21.10.2019	23.10.2019	22.01.2020	3.33	13.32	14.00	487,226	1,408,634	1,363,234
12 Month T. Bill (350 days) (r-o)	22.10.2019	23.10.2019	7.10.2020	13.60	14.14	14.18	1,977,001	2,802,164	2,466,686
11 Month T. Bill (329 days) (r-o)	12.11.2019	13.11.2019	7.10.2020	11.01	12.18	12.25	3,721,370	5,942,002	5,352,729
6 Month T. Bill (182 days) (r-o)	10.12.2019	11.12.2019	10.06.2020	5.51	11.02	11.32	1,834,046	3,998,579	3,789,739
Total							34,649,435	63,778,865	54,147,688

Source: Ministry of Treasury and Finance

Table 60

Fixed Coupon TL Denominated Treasury Auctions in 2015

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid
				Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Couponed G. Bond (1645 days) (r-o)	05.01.2015	07.01.2015	10.07.2019	3.89	7.79	7.94	3,418,311	3,242,035	3,460,832
2 Year Semi-Annual Couponed G. Bond (679 days) (r-o)	06.01.2015	07.01.2015	16.11.2016	3.81	7.61	7.76	2,175,274	1,297,205	1,324,345
10 Year Semi-Annual Couponed G. Bond (3486 days) (r-o)	06.01.2015	07.01.2015	24.07.2024	3.79	7.58	7.73	1,767,007	1,829,094	2,072,604
5 Year Semi-Annual Couponed G. Bond (1820 days) (r-o)	09.02.2015	11.02.2015	05.02.2020	3.92	7.83	7.99	2,882,031	3,086,934	3,032,453
2 Year Semi-Annual Couponed G. Bond (644 days) (r-o)	10.02.2015	11.02.2015	16.11.2016	4.09	8.17	8.34	1,574,628	1,742,392	1,775,808
10 Year Semi-Annual Couponed G. Bond (3451 days) (r-o)	10.02.2015	11.02.2015	24.07.2024	3.88	7.76	7.91	2,843,008	2,474,786	2,682,600
5 Year Semi-Annual Couponed G .Bond (1778 days) (r-o)	24.03.2015	25.03.2015	05.02.2020	4.04	8.08	8.25	1,724,029	2,485,053	2,438,381
10 Year Semi-Annual Couponed G. Bond (3640 days)	24.03.2015	25.03.2015	12.03.2025	3.99	7.98	8.14	1,632,737	2,055,377	2,058,089
5 Year Semi-Annual Couponed G. Bond (1743 days) (r-o)	27.04.2015	29.04.2015	05.02.2020	4.86	9.72	9.95	1,639,553	3,017,451	2,801,132
5 Year Semi-Annual Couponed G. Bond (1820 days)	28.04.2015	29.04.2015	16.11.2016	4.86	9.71	9.95	3,408,691	1,761,056	1,787,051
2 Year Semi-Annual Couponed G. Bond (567 days) (r-o)	28.04.2015	29.04.2015	12.03.2025	4.61	9.21	9.43	3,200,431	2,603,636	2,420,945
5 Year Semi-Annual Couponed G. Bond (1729 days) (r-o)	11.05.2015	13.05.2015	05.02.2020	4.69	9.39	9.61	3,856,104	2,424,429	2,287,375
2 Year Semi-Annual Couponed G. Bond (553 days) (r-o)	12.05.2015	13.05.2015	16.11.2016	4.82	9.65	9.88	1,028,303	1,800,046	1,834,894
10 Year Semi-Annual Couponed G. Bond (3591 days) (r-o)	12.05.2015	13.05.2015	12.03.2025	4.54	9.08	9.28	1,010,529	1,691,216	1,592,144
5 Year Semi-Annual Couponed G. Bond (1694 days) (r-o)	15.06.2015	17.06.2015	05.02.2020	4.78	9.55	9.78	2,053,046	2,430,062	2,299,159
2 Year Semi-Annual Couponed G. Bond (728 days)	16.06.2015	17.06.2015	14.06.2017	4.94	9.89	10.13	507,207	1,590,555	1,582,379
10 Year Semi-Annual Couponed G. Bond (3556 days) (r-o)	16.06.2015	17.06.2015	12.03.2025	4.73	9.45	9.67	1,650,043	2,647,097	2,453,780
5 Year Semi-Annual Couponed G. Bond (1820 days)	13.07.2015	15.07.2015	08.07.2020	4.75	9.51	9.73	1,968,038	2,446,643	2,436,464
2 Year Semi-Annual Couponed G. Bond (700 days) (r-o)	14.07.2015	15.07.2015	14.06.2017	4.76	9.52	9.75	1,364,036	1,704,277	1,718,815

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid
				Term	Simple	Compound	Amount	Nominal	Net
10 Year Semi-Annual Couponed G. Bond (3528 days) (r-o)	14.07.2015	15.07.2015	12.03.2025	4.63	9.26	9.47	3,040,130	2,791,468	2,638,548
5 Year Semi-Annual Couponed G. Bond (1785 days) (r-o)	18.08.2015	19.08.2015	08.07.2020	5.11	10.21	10.47	1,527,335	2,873,936	2,811,109
5 Year Semi-Annual Couponed G. Bond (1757 days) (r-o)	15.09.2015	16.09.2015	08.07.2020	5.51	11.03	11.33	1,813,731	2,256,184	2,157,635
2 Year Semi-Annual Couponed G. Bond (1736 days) (r-o)	05.10.2015	07.10.2015	08.07.2020	5.29	10.59	10.87	3,519,798	2,274,008	2,223,568
2 Year Semi-Annual Couponed G. Bond (616 days) (r-o)	06.10.2015	07.10.2015	14.06.2017	5.35	10.70	10.98	1,597,287	1,195,421	1,210,577
10 Year Semi-Annual Couponed G. Bond (3444 days) (r-o)	06.10.2015	07.10.2015	12.03.2025	5.14	10.27	10.54	1,974,060	1,682,603	1,459,588
2 Year Semi-Annual Couponed G. Bond (574 days) (r-o)	16.11.2015	18.11.2015	14.06.2017	5.05	10.10	10.36	1,482,631	1,295,035	1,338,200
5 Year Semi-Annual Couponed G. Bond (1694 days) (r-o)	17.11.2015	18.11.2015	08.07.2020	4.96	9.92	10.17	3,212,629	1,853,482	1,877,800
5 Year Semi-Annual Couponed G. Bond (1666 days) (r-o)	15.12.2015	16.12.2015	08.07.2020	5.38	10.76	11.05	900,000	2,277,853	2,258,287
10 Year Semi-Annual Couponed G. Bond (3374 days) (r-o)	15.12.2015	16.12.2015	12.03.2025	5.26	10.52	10.79	886,913	2,069,881	1,803,713
Total							59,657,524	62,899,216	61,838,274

Source: Ministry of Treasury and Finance

Table 61

Fixed Coupon TL Denominated Treasury Auctions in 2016

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Coupon G. Bond (1624 days) (r-o)	25.01.2016	27.01.2016	08.07.2020	5.36	10.72	11.00	3,153,857	3,109,626	2,978,433
2 Year Semi-Annual Coupon G. Bond (504 days) (r-o)	26.01.2016	27.01.2016	14.06.2017	5.49	10.98	11.28	1,770,972	2,421,126	2,405,463
10 Year Semi-Annual Coupon G. Bond (3332 days) (r-o)	26.01.2016	27.01.2016	12.03.2025	5.43	10.86	11.15	1,672,984	3,327,177	2,875,382
5 Year Semi-Annual Coupon G. Bond (1820 days)	22.02.2016	24.02.2016	17.02.2021	5.31	10.63	10.91	3,440,387	2,597,133	2,604,426
2 Year Semi-Annual Coupon G. Bond (476 days) (r-o)	23.02.2016	24.02.2016	14.06.2017	5.45	10.90	11.20	1,834,872	1,668,215	1,672,750
10 Year Semi-Annual Coupon G. Bond (3640 days)	23.02.2016	24.02.2016	11.02.2026	5.24	10.48	10.76	3,172,090	2,398,761	2,416,057
10 Year Semi-Annual Coupon G. Bond (3619 days) (r-o)	15.03.2016	16.03.2016	11.02.2026	4.96	9.93	10.17	1,854,795	1,745,301	1,828,782
5 Year Semi-Annual Coupon G. Bond (1792 days) (r-o)	22.03.2016	23.03.2016	17.02.2021	4.93	9.86	10.10	2,832,156	2,820,754	2,934,241
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	12.04.2016	13.04.2016	17.02.2021	4.67	9.34	9.56	3,353,776	3,073,524	3,277,388
10 Year Semi-Annual Coupon G. Bond (3570 days) (r-o)	03.05.2016	04.05.2016	11.02.2026	4.56	9.13	9.33	1,452,208	2,380,937	2,653,245
5 Year Semi-Annual Coupon G. Bond (1736 days) (r-o)	17.05.2016	18.05.2016	17.02.2021	4.89	9.78	10.02	3,328,444	2,600,396	2,753,487
5 Year Semi-Annual Coupon G. Bond (1715 days) (r-o)	07.06.2016	08.06.2016	17.02.2021	4.56	9.11	9.32	2,659,456	2,500,337	2,726,091
2 Year Semi-Annual Coupon G. Bond (728 days)	11.07.2016	13.07.2016	11.07.2018	4.27	8.53	8.71	1,364,471	1,575,230	1,580,032
10 Year Semi-Annual Coupon G. Bond (3500 days) (r-o)	11.07.2016	13.07.2016	11.02.2026	4.49	8.98	9.18	3,173,960	3,098,161	3,542,972
5 Year Semi-Annual Coupon G. Bond (1680 days) (r-o)	12.07.2016	13.07.2016	17.02.2021	4.41	8.83	9.02	1,700,446	1,943,887	2,159,117
10 Year Semi-Annual Coupon G. Bond (3465 days) (r-o)	16.08.2016	17.08.2016	11.02.2026	4.75	9.50	9.72	2,160,075	1,893,183	2,118,377
5 Year Semi-Annual Coupon G. Bond (1638 days) (r-o)	23.08.2016	24.08.2016	17.02.2021	4.75	9.50	9.73	3,893,975	2,677,756	2,793,116
2 Year Semi-Annual Coupon G. Bond (651 days) (r-o)	26.09.2016	28.09.2016	11.07.2018	4.40	8.79	8.98	2,669,474	2,070,085	2,104,672
10 Year Semi-Annual Coupon G. Bond (3423 days) (r-o)	26.09.2016	28.09.2016	11.02.2026	4.85	9.71	9.94	3,831,020	2,227,311	2,370,395
5 Year Semi-Annual Coupon G. Bond (1820 days)	27.09.2016	28.09.2016	22.09.2021	4.54	9.08	9.28	4,181,463	3,062,597	3,077,416
5 Year Semi-Annual Coupon G. Bond (1792 days) (r-o)	25.10.2016	26.10.2016	22.09.2021	4.72	9.44	9.66	2,953,122	2,612,529	2,606,775
2 Year Semi-Annual Coupon G. Bond (602 days) (r-o)	14.11.2016	16.11.2016	11.07.2018	4.94	9.88	10.13	1,051,394	1,684,875	1,705,497
10 Year Semi-Annual Coupon G. Bond (3374 days) (r-o)	14.11.2016	16.11.2016	11.02.2026	5.40	10.79	11.08	2,194,851	2,553,848	2,587,199
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	15.11.2016	16.11.2016	22.09.2021	5.32	10.64	10.92	2,998,205	3,326,461	3,188,682
5 Year Semi-Annual Coupon G. Bond (1743 days) (r-o)	12.12.2016	14.12.2016	22.09.2021	5.60	11.20	11.51	1,262,134	1,730,572	1,638,145
2 Year Semi-Annual Coupon G. Bond (574 days) (r-o)	13.12.2016	14.12.2016	11.07.2018	5.46	10.91	11.21	1,462,574	1,804,547	1,814,292
10 Year Semi-Annual Coupon G. Bond (3346 days) (r-o)	13.12.2016	14.12.2016	11.02.2026	5.62	11.24	11.55	1,609,064	1,626,380	1,620,380
Total							67,032,226	64,530,709	66,032,811

Source: Ministry of Treasury and Finance

Table 62

Fixed Coupon TL Denominated Treasury Auctions in 2017

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Coupon G. Bond (553 days) (r-o)	02.01.2017	04.01.2017	11.07.2018	5.32	10.65	10.93	4,266,726	2,734,366	2,775,710
5 Year Semi-Annual Coupon G. Bond (1722 days) (r-o)	03.01.2017	04.01.2017	22.09.2021	5.62	11.25	11.56	1,086,828	2,652,494	2,522,282
10 Year Semi-Annual Coupon G. Bond (3325 days) (r-o)	03.01.2017	04.01.2017	11.02.2026	5.68	11.35	11.67	1,849,130	2,521,860	2,512,905
10 Year Semi-Annual Coupon G. Bond (3283 days) (r-o)	14.02.2017	15.02.2017	11.02.2026	5.29	10.58	10.86	3,538,237	2,338,256	2,460,341
5 Year Semi-Annual Coupon G. Bond (1673 days) (r-o)	21.02.2017	22.02.2017	22.09.2021	5.36	10.72	11.01	1,938,593	2,007,047	1,972,664
5 Year Semi-Annual Coupon G. Bond (1820 days)	06.03.2017	08.03.2017	02.03.2022	5.59	11.18	11.49	2,704,617	4,630,790	4,599,256
2 Year Semi-Annual Coupon G. Bond (490 days) (r-o)	07.03.2017	08.03.2017	11.07.2018	5.57	11.13	11.44	3,136,075	2,742,793	2,697,540
10 Year Semi-Annual Coupon G. Bond (3640 days)	07.03.2017	08.03.2017	24.02.2027	5.50	11.01	11.31	4,701,097	5,632,647	5,630,517
10 Year Semi-Annual Coupon G. Bond (3612 days) (r-o)	04.04.2017	05.04.2017	24.02.2027	5.32	10.65	10.93	2,647,802	2,099,098	2,160,852
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	25.04.2017	26.04.2017	02.03.2022	5.31	10.62	10.90	1,340,579	1,645,815	1,692,966
2 Year Semi-Annual Coupon G. Bond (728 days)	16.05.2017	17.05.2017	15.05.2019	5.55	11.09	11.40	1,772,840	2,370,803	2,371,159
5 Year Semi-Annual Coupon G. Bond (1750 days) (r-o)	16.05.2017	17.05.2017	02.03.2022	5.34	10.67	10.96	1,449,831	2,395,429	2,473,998
5 Year Semi-Annual Coupon G. Bond (1722 days) (r-o)	12.06.2017	14.06.2017	02.03.2022	5.20	10.40	10.67	4,488,850	4,412,222	4,638,383
2 Year Semi-Annual Coupon G. Bond (700 days) (r-o)	13.06.2017	14.06.2017	15.05.2019	5.41	10.82	11.11	1,997,302	2,503,298	2,535,997
10 Year Semi-Annual Coupon G. Bond (3542 days) (r-o)	13.06.2017	14.06.2017	24.02.2027	5.13	10.25	10.52	2,809,623	3,486,210	3,746,101
2 Year Semi-Annual Coupon G. Bond (672 days) (r-o)	11.07.2017	12.07.2017	15.05.2019	5.65	11.30	11.62	3,885,304	3,653,284	3,702,342
5 Year Semi-Annual Coupon G. Bond (1687 days) (r-o)	18.07.2017	19.07.2017	02.03.2022	5.25	10.50	10.77	3,973,851	3,751,948	3,969,559
10 Year Semi-Annual Coupon G. Bond (3507 days) (r-o)	18.07.2017	19.07.2017	24.02.2027	5.17	10.35	10.62	6,129,054	4,890,456	5,276,989
5 Year Semi-Annual Coupon G. Bond (1820 days)	21.08.2017	23.08.2017	17.08.2022	5.33	10.65	10.94	3,225,237	3,479,736	3,485,818

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Coupon G. Bond (630 days) (r-o)	22.08.2017	23.08.2017	15.05.2019	5.69	11.39	11.71	1,899,889	1,825,127	1,870,883
10 Year Semi-Annual Coupon G. Bond (3640 days)	22.08.2017	23.08.2017	11.08.2027	5.19	10.39	10.66	2,272,212	2,617,572	2,635,452
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	12.09.2017	13.09.2017	17.08.2022	5.32	10.64	10.93	5,290,351	4,635,421	4,673,391
10 Year Semi-Annual Coupon G. Bond (3612 days) (r-o)	19.09.2017	20.09.2017	11.08.2027	5.28	10.56	10.84	2,427,531	3,070,984	3,084,502
2 Year Semi-Annual Coupon G. Bond (595 days) (r-o)	26.09.2017	27.09.2017	15.05.2019	5.79	11.57	11.91	2,885,558	1,106,276	1,143,202
5 Year Semi-Annual Coupon G. Bond (1757 days) (r-o)	23.10.2017	25.10.2017	17.08.2022	5.79	11.58	11.92	2,905,311	4,312,119	4,252,566
2 Year Semi-Annual Coupon G. Bond (567 days) (r-o)	24.10.2017	25.10.2017	15.05.2019	6.06	12.11	12.48	2,107,838	2,172,111	2,248,003
10 Year Semi-Annual Coupon G. Bond (3577 days) (r-o)	24.10.2017	25.10.2017	11.08.2027	5.67	11.34	11.66	4,515,589	5,222,980	5,059,701
2 Year Semi-Annual Coupon G. Bond (728 days)	14.11.2017	15.11.2017	13.11.2019	6.65	13.31	13.75	1,348,782	1,296,289	1,289,442
10 Year Semi-Annual Coupon G. Bond (3556 days) (r-o)	14.11.2017	15.11.2017	11.08.2027	5.99	11.98	12.33	1,701,392	1,935,243	1,819,536
5 Year Semi-Annual Coupon G. Bond (1729 days) (r-o)	21.11.2017	22.11.2017	17.08.2022	6.69	13.38	13.82	1,584,334	1,665,539	1,556,246
2 Year Semi-Annual Coupon G. Bond (700 days) (r-o)	12.12.2017	13.12.2017	13.11.2019	6.47	12.95	13.37	456,576	1,033,290	1,044,244
5 Year Semi-Annual Coupon G. Bond (1708 days) (r-o)	12.12.2017	13.12.2017	17.08.2022	6.21	12.42	12.81	2,273,248	1,757,163	1,708,964
Total							88,610,188	92,598,667	93,611,513

Source: Ministry of Treasury and Finance

Table 63

Fixed Coupon TL Denominated Treasury Auctions in 2018

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi-Annual Coupon G. Bond (672 days) (r-o)	09.01.2018	10.01.2018	13.11.2019	6.51	13.02	13.44	1,978,166	1,839,611	1,875,023
5 Year Semi-Annual Coupon G. Bond (1820 days)	22.01.2018	24.01.2018	18.01.2023	6.12	12.24	12.61	1,868,888	2,404,204	2,400,671
10 Year Semi-Annual Coupon G. Bond (3486 days) (r-o)	23.01.2018	24.01.2018	11.08.2027	5.92	11.84	12.19	1,636,565	2,014,863	1,951,901
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	12.02.2018	14.02.2018	18.01.2023	6.05	12.11	12.47	3,822,762	4,914,463	4,964,786
2 Year Semi-Annual Coupon G. Bond (637 days) (r-o)	13.02.2018	14.02.2018	13.11.2019	6.51	13.02	13.44	2,060,241	2,056,070	2,121,226
10 Year Semi-Annual Coupon G. Bond (3465 days) (r-o)	13.02.2018	14.02.2018	11.08.2027	5.89	11.79	12.13	1,958,868	4,207,566	4,114,872
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	13.03.2018	14.03.2018	18.01.2023	6.44	12.88	13.30	2,512,746	2,855,914	2,833,038
2 Year Semi-Annual Coupon G. Bond (602 days) (r-o)	20.03.2018	21.03.2018	13.11.2019	6.76	13.53	13.98	1,933,436	1,876,451	1,945,861
10 Year Semi-Annual Coupon G. Bond (3640 days)	20.03.2018	21.03.2018	08.03.2028	6.22	12.45	12.83	3,303,339	2,049,310	2,043,879
10 Year Semi-Annual Coupon G. Bond (3619 days) (r-o)	10.04.2018	11.04.2018	08.03.2028	6.40	12.80	13.21	1,628,844	1,998,975	1,968,754
5 Year Semi-Annual Coupon G. Bond (1736 days) (r-o)	17.04.2018	18.04.2018	18.01.2023	6.58	13.17	13.60	3,046,465	2,574,335	2,559,375
2 Year Semi-Annual Coupon G. Bond (546 days) (r-o)	15.05.2018	16.05.2018	13.11.2019	7.99	15.97	16.61	692,625	1,579,546	1,519,000
5 Year Semi-Annual Coupon G. Bond (1708 days) (r-o)	15.05.2018	16.05.2018	18.01.2023	7.69	15.37	15.96	857,971	1,775,157	1,657,444
5 Year Semi-Annual Coupon G. Bond (1820 days)	18.06.2018	20.06.2018	14.06.2023	8.28	16.56	17.24	1,579,787	3,330,590	3,290,955
2 Year Semi-Annual Coupon G. Bond (511 days) (r-o)	19.06.2018	20.06.2018	13.11.2019	9.25	18.49	19.35	1,767,811	3,377,058	3,197,261
10 Year Semi-Annual Coupon G. Bond (3549 days) (r-o)	19.06.2018	20.06.2018	08.03.2028	8.14	16.28	16.94	1,436,432	3,045,565	2,570,028
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	09.07.2018	11.07.2018	14.06.2023	8.66	17.13	18.08	3,860,336	5,035,566	4,897,486
2 Year Semi-Annual Coupon G. Bond (490 days) (r-o)	10.07.2018	11.07.2018	13.11.2019	9.67	19.34	20.28	2,460,785	3,777,678	3,578,139
10 Year Semi-Annual Coupon G. Bond (3528 days) (r-o)	10.07.2018	11.07.2018	08.03.2028	8.44	16.89	17.60	1,614,219	3,493,380	2,889,198

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi-Annual Coupon G. Bond (1771 days) (r-o)	07.08.2018	08.08.2018	14.06.2023	10.50	21.00	22.10	1,187,895	2,293,617	2,015,926
2 Year Semi-Annual Coupon G. Bond (728 days)	13.08.2018	15.08.2018	12.08.2020	11.76	23.51	24.89	902,686	1,735,243	1,721,707
2 Year Semi-Annual Coupon G. Bond (700 days) (r-o)	11.09.2018	12.09.2018	12.08.2020	11.85	23.71	25.11	2,491,374	3,320,374	3,341,595
2 Year Semi-Annual Coupon G. Bond (658 days) (r-o)	23.10.2018	24.10.2018	12.08.2020	12.24	24.49	25.98	1,381,732	1,818,898	1,858,842
5 Year Semi-Annual Coupon G. Bond (1820 days)	23.10.2018	24.10.2018	18.10.2023	10.19	20.38	21.42	819,742	1,723,005	1,708,309
5 Year Semi-Annual Coupon G. Bond (1799 days) (r-o)	12.11.2018	14.11.2018	18.10.2023	8.47	16.95	17.67	2,027,152	878,370	978,407
2 Year Semi-Annual Coupon G. Bond (637 days) (r-o)	13.11.2018	14.11.2018	12.08.2020	8.99	17.98	18.79	1,750,930	1,008,112	1,138,056
2 Year Semi-Annual Coupon G. Bond (609 days) (r-o)	11.12.2018	12.12.2018	12.08.2020	8.91	17.82	18.62	1,656,691	2,460,593	2,820,456
2018 Total							52,238,490	69,444,515	67,962,199

Source: Ministry of Treasury and Finance

Table 64

Fixed Coupon TL Denominated Treasury Auctions in 2019

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi Annual Coupon G. Bond (567 days) (r-o)	22.01.2019	23.01.2019	12.08.2020	8.66	17.32	18.06	2,325,474	1,219,688	1,434,438
2 Year Semi Annual Coupon G. Bond (539 days) (r-o)	19.02.2019	20.02.2019	12.08.2020	8.79	17.57	18.34	2,910,555	4,924,543	5,281,235
2 Year Semi Annual Coupon G. Bond (504 days) (r-o)	26.03.2019	27.03.2019	12.08.2020	9.27	18.53	19.39	1,140,522	3,089,967	3,331,356
2 Year Semi Annual Coupon G. Bond (728 days)	22.04.2019	24.04.2019	21.04.2021	10.54	21.07	22.18	2,464,429	3,225,190	3,216,445
2 Year Semi Annual Coupon G. Bond (707 days) (r-o)	14.05.2019	15.05.2019	21.04.2021	11.94	23.88	25.31	2,455,340	4,670,568	4,517,185
2 Year Semi Annual Coupon G. Bond (679 days) (r-o)	11.06.2019	12.06.2019	21.04.2021	10.83	21.66	22.83	2,146,320	3,585,789	3,643,013
2 Year Semi Annual Coupon G. Bond (651 days) (r-o)	9.07.2019	10.07.2019	21.04.2021	9.25	18.50	19.35	3,967,199	5,633,193	6,074,445
2 Year Semi Annual Coupon G. Bond (581 days) (r-o)	16.09.2019	18.09.2019	21.04.2021	7.44	14.89	15.44	5,568,165	2,813,435	3,282,036
2 Year Semi Annual Coupon G. Bond (728 days)	21.10.2019	23.10.2019	20.10.2021	6.99	13.98	14.47	2,468,006	3,693,706	3,682,144
5 Year Semi Annual Coupon G. Bond (1722 days) (r-o)	5.11.2019	6.11.2019	24.07.2024	6.11	12.22	12.59	3,021,665	2,575,400	2,345,745
2 Year Semi Annual Coupon G. Bond (707 days) (r-o)	11.11.2019	13.11.2019	20.10.2021	5.96	11.92	12.27	3,883,319	5,236,470	5,443,525
6 Year Semi Annual Coupon G. Bond (2282 days) (r-o)	12.11.2019	13.11.2019	11.02.2026	6.09	12.17	12.54	2,711,985	1,663,129	1,590,814
2 Year Semi Annual Coupon G. Bond (672 days) (r-o)	17.12.2019	18.12.2019	20.10.2021	5.77	11.55	11.88	3,875,929	4,461,652	4,717,306
Total							38,938,908	46,792,731	48,559,688

Source: Ministry of Treasury and Finance

Table 65

Floating Rate Note Auctions of 2015

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year FRN G. Bond (2324 days) (r-o)	06.01.2015	07.01.2015	19.05.2021	4.40	8.80	9.00	3,249,146	1,044,041	1,047,048
7 Year FRN G. Bond (2289 days) (r-o)	10.02.2015	11.02.2015	19.05.2021	4.53	9.05	9.26	1,173,457	1,254,493	1,254,065
7 Year FRN G. Bond (2548 days)	28.04.2015	29.04.2015	20.04.2022	4.55	9.11	9.31	805,509	1,406,354	1,331,421
7 Year FRN G. Bond (2534 days) (r-o)	12.05.2015	13.05.2015	20.04.2022	4.50	9.00	9.20	2,383,907	1,358,755	1,298,100
7 Year FRN G. Bond (2408 days) (r-o)	15.09.2015	16.09.2015	20.04.2022	4.85	9.69	9.93	735,605	937,501	892,857
Total							8,347,624	6,001,145	5,823,490

Source: Ministry of Treasury and Finance

Table 66

Floating Rate Note Auctions of 2016

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year FRN G. Bond (2275 days) (r-o)	26.01.2016	27.01.2016	20.04.2022	5.45	10.89	11.19	1,283,840	1,650,288	1,623,850
7 Year FRN G. Bond (2247 days) (r-o)	23.02.2016	24.02.2016	20.04.2022	5.52	11.03	11.34	1,251,944	912,347	899,674
7 Year FRN G. Bond (2030 days) (r-o)	27.09.2016	28.09.2016	20.04.2022	5.54	11.09	11.39	2,308,554	1,088,665	1,120,550
7 Year FRN G. Bond (1981 days) (r-o)	15.11.2016	16.11.2016	20.04.2022	4.87	9.75	9.98	1,382,091	1,879,593	1,808,791
Total							6,226,429	5,530,893	5,452,864

Source: Ministry of Treasury and Finance

Table 67

Floating Rate Note Auctions of 2017

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year FRN G. Bond (1932 days) (r-o)	02.01.2017	04.01.2017	20.04.2022	4.87	9.74	9.97	2,195,188	1,655,643	1,614,449
7 Year FRN G. Bond (1862 days) (r-o)	14.03.2017	15.03.2017	20.04.2022	4.95	9.89	10.14	1,523,531	1,714,942	1,693,042
7 Year FRN G. Bond (2548 days)	13.06.2017	14.06.2017	05.06.2024	5.73	11.45	11.78	2,156,996	1,623,289	1,587,009
7 Year FRN G. Bond (2513 days) (r-o)	17.07.2017	19.07.2017	05.06.2024	5.82	11.65	11.99	1,898,870	1,361,770	1,333,405
7 Year FRN G. Bond (2485 days) (r-o)	15.08.2017	16.08.2017	05.06.2024	5.86	11.72	12.06	1,820,556	1,188,353	1,169,921
7 Year FRN G. Bond (2415 days) (r-o)	24.10.2017	25.10.2017	05.06.2024	5.97	11.94	12.30	2,453,051	2,311,080	2,303,406
Total							12,048,192	9,855,077	9,701,232

Source: Ministry of Treasury and Finance

Table 68

Floating Rate Note Auctions of 2018

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
6 Year FRN G. Bond (2324 days) (r-o)	22.01.2018	24.01.2018	05.06.2024	6.18	12.36	12.74	1,595,401	1,478,292	1,444,973
6 Year FRN G. Bond (2296 days) (r-o)	20.02.2018	21.02.2018	05.06.2024	6.22	12.45	12.83	1,582,799	2,376,468	2,336,018
6 Year FRN G. Bond (2177 days) (r-o)	19.06.2018	20.06.2018	05.06.2024	7.86	15.71	16.33	934,259	2,399,651	2,222,916
7 Year FRN G. Bond (2548 days)	10.07.2018	11.07.2018	02.07.2025	8.71	17.41	18.17	1,585,487	2,832,823	2,611,803
7 Year FRN G. Bond (2548 days)	14.08.2018	15.08.2018	06.08.2025	10.13	20.27	21.30	1,346,386	1,998,043	1,854,182
7 Year FRN G. Bond (2422 days) (r-o)	18.12.2018	19.12.2018	06.08.2025	9.74	19.49	20.44	1,288,530	1,479,099	1,507,422
2018 Total							8,332,862	12,564,376	11,977,314

Source: Ministry of Treasury and Finance

Table 69

Floating Rate Note Auctions of 2019

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
6 FRN G. Bond (2359 days) (r-o)	18.02.2019	20.02.2019	6.08.2025	9.12	18.24	19.07	1,097,270	2,596,895	2,564,717
6 FRN G. Bond (2324 days) (r-o)	26.03.2019	27.03.2019	6.08.2025	9.44	18.89	19.78	681,421	1,486,020	1,458,067
6 FRN G. Bond (2275 days) (r-o)	14.05.2019	15.05.2019	6.08.2025	10.17	20.34	21.38	1,638,317	3,202,720	3,062,927
6 FRN G. Bond (2247 days) (r-o)	11.06.2019	12.06.2019	6.08.2025	9.95	19.90	20.89	1,020,010	2,118,461	2,086,832
6 FRN G. Bond (2219 days) (r-o)	9.07.2019	10.07.2019	6.08.2025	9.68	19.36	20.30	2,325,948	2,973,717	3,025,464
6 FRN G. Bond (2177 days) (r-o)	19.08.2019	21.08.2019	6.08.2025	10.88	21.77	22.95	1,766,622	1,235,228	1,234,930
6 FRN G. Bond (2149 days) (r-o)	17.09.2019	18.09.2019	6.08.2025	10.74	21.47	22.63	574,718	994,418	1,019,638
7 FRN G. Bond (2548 days)	12.11.2019	13.11.2019	4.11.2026	7.22	14.44	14.96	2,057,012	3,009,145	2,990,910
7 FRN G. Bond (2520 days) (r-o)	10.12.2019	11.12.2019	4.11.2026	7.25	14.50	15.03	1,508,978	1,971,209	1,975,035
2019 Total							12,670,296	19,587,815	19,418,520

Source: Ministry of Treasury and Finance

Table 70

CPI Indexed TL Denominated Auctions in 2015

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
10 Year G. Bond (3542 days) (r-o)	05.01.2015	07.01.2015	18.09.2024	0.94	1.89	1.90	3,262,704	2,387,163	2,476,106
10 Year G. Bond (3507 days) (r-o)	09.02.2015	11.02.2015	18.09.2024	0.97	1.94	1.95	3,787,414	3,025,533	3,130,159
10 Year G. Bond (3640 days)	27.04.2015	29.04.2015	16.04.2025	1.14	2.28	2.29	1,250,870	2,920,308	2,848,528
10 Year G. Bond (3626 days) (r-o)	11.05.2015	13.05.2015	16.04.2025	1.17	2.35	2.36	1,363,102	2,016,973	1,966,205
10 Year G. Bond (3591 days) (r-o)	15.06.2015	17.06.2015	16.04.2025	1.30	2.60	2.62	1,421,717	1,941,123	1,884,267
10 Year G. Bond (3479 days) (r-o)	05.10.2015	07.10.2015	16.04.2025	1.60	3.19	3.22	2,472,264	1,943,799	1,826,415
Total							13,558,071	14,234,898	14,131,680

Source: Ministry of Treasury and Finance

Table 71

CPI Indexed TL Denominated Auctions in 2016

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
10 Year G. Bond (3640 days)	25.01.2016	27.01.2016	14.01.2026	1.38	2.76	2.78	2,411,733	2,899,252	2,883,363
10 Year G. Bond (3612 days) (r-o)	22.02.2016	24.02.2016	14.01.2026	1.32	2.65	2.66	1,323,093	2,149,845	2,170,118
5 Year G. Bond (1834 days) (r-o)	12.07.2016	13.07.2016	21.07.2021	0.99	1.98	1.99	4,232,479	1,700,474	2,625,500
10 Year G. Bond (3395 days) (r-o)	26.09.2016	28.09.2016	14.01.2026	1.27	2.54	2.55	2,213,294	2,015,145	2,155,398
Total							10,180,600	8,764,716	9,834,378

Source: Ministry of Treasury and Finance

Table 72

CPI Indexed TL Denominated Auctions in 2017

							Sales Amount (Inc. Switching) (in thousands TL)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
10 Year G. Bond (3290 days) (r-o)	10.01.2017	11.01.2017	14.01.2026	1.39	2.78	2.80	2,285,088	1,983,004	2,128,852
10 Year G. Bond (3234 days) (r-o)	06.03.2017	08.03.2017	14.01.2026	1.32	2.64	2.65	1,445,152	2,353,752	2,597,884
5 Year G. Bond (1834 days) (r-o)	12.06.2017	14.06.2017	08.11.2023	1.35	2.71	2.73	992,904	1,278,435	1,770,707
10 Year G. Bond (3640 days)	18.07.2017	19.07.2017	07.07.2027	1.42	2.83	2.85	1,206,178	1,637,068	1,646,972
5 Year G. Bond (1834 days) (r-o)	12.09.2017	13.09.2017	07.07.2027	1.41	2.82	2.84	1,526,053	2,117,148	2,140,669
10 Year G. Bond (3542 days) (r-o)	23.10.2017	25.10.2017	07.07.2027	1.44	2.88	2.90	632,175	2,827,129	2,866,936
Total							8,087,551	12,196,537	13,152,020

Source: Ministry of Treasury and Finance

Table 73

CPI Indexed TL Denominated Auctions in 2018

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
10 Year G. Bond (3640 days)	23.01.2018	24.01.2018	12.01.2028	1.45	2.9	2.92	984,731	1,488,200	1,487,905
10 Year G. Bond (3619 days) (r-o)	12.02.2018	14.02.2018	12.01.2028	1.47	2.94	2.96	840,830	2,642,955	2,656,011
10 Year G. Bond (3493 days) (r-o)	18.06.2018	20.06.2018	12.01.2028	1.57	3.15	3.17	1,804,294	3,454,250	3,598,430
10 Year G. Bond (3640 days)	09.07.2018	11.07.2018	28.06.2028	1.59	3.18	3.2	2,242,275	4,130,172	4,172,544
10 Year G. Bond (3612 days) (r-o)	07.08.2018	08.08.2018	28.06.2028	1.79	3.57	3.6	1,521,393	2,114,178	2,106,947
5 Year G. Bond (1869 days) (r-o)	25.09.2018	26.09.2018	08.11.2023	1.77	3.55	3.58	2,165,752	1,546,901	2,426,344
2018 Total							9,559,276	#15,376,656	16,448,182

Source: Ministry of Treasury and Finance

Table 74

CPI Indexed TL Denominated Auctions in 2019

							Sales Amount (Inc. Switching)
							(in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
5 CPI G. Bond (1820 days)	15.01.2019	16.01.2019	10.01.2024	2	3.99	4.03	1,240,028	2,406,491	2,429,065
5 CPI G. Bond (1785 days) (r-o)	19.02.2019	20.02.2019	10.01.2024	1.93	3.86	3.89	3,029,783	4,578,716	4,666,542
5 CPI G. Bond (1757 days) (r-o)	19.03.2019	20.03.2019	10.01.2024	1.94	3.89	3.92	1,092,134	2,573,185	2,626,911
5 CPI G. Bond (1701 days) (r-o)	13.05.2019	15.05.2019	10.01.2024	2.1	4.21	4.25	1,845,038	3,482,907	3,547,965
5 CPI G. Bond (1820 days)	10.06.2019	12.06.2019	5.06.2024	2.05	4.1	4.15	1,151,335	2,195,484	2,195,154
5 CPI G. Bond (1792 days) (r-o)	8.07.2019	10.07.2019	5.06.2024	2.07	4.13	4.17	1,097,305	2,551,983	2,590,797
5 CPI G. Bond (1750 days) (r-o)	20.08.2019	21.08.2019	5.06.2024	1.99	3.99	4.03	2,186,648	2,912,844	3,010,126
5 CPI G. Bond (1722 days) (r-o)	16.09.2019	18.09.2019	5.06.2024	1.98	3.96	4	622,813	904,490	945,825
5 CPI G. Bond (1687 days) (r-o)	22.10.2019	23.10.2019	5.06.2024	1.97	3.93	3.97	752,253	655,732	697,403
5 CPI G. Bond (1820 days)	11.11.2019	13.11.2019	6.11.2024	1.62	3.25	3.27	4,029,245	4,913,017	4,902,262
5 CPI G. Bond (1785 days) (r-o)	17.12.2019	18.12.2019	6.11.2024	1.46	2.92	2.94	1,833,602	2,223,743	2,297,640
Total							18,880,184	29,398,593	29,909,690

Source: Ministry of Treasury and Finance

Direct Sales

The following tables show direct sales of domestic debt securities in years 2015-2019:

Table 75

2015 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate—TL	Semiannually couponed	18.02.2015	15.02.2017	2 years	1,801,515
August
Lease Certificate—TL	Semiannually couponed	19.08.2015	16.08.2017	2 years	1,588,784

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 76

2016 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate—TL	Semiannually couponed	17.02.2016	14.02.2018	2 years	1,900,352
July
Lease Certificate—TL	Semiannually couponed	20.07.2016	14.07.2021	5 years	907,500
September
Lease Certificate—TL	Semiannually couponed	28.09.2016	26.09.2018	2 years	1,102,839
September
Lease Certificate—TL—CPI Indexed	Semiannually couponed	28.09.2016	22.09.2021	5 years	1,066,565
November
Lease Certificate—TL	Semiannually couponed	23.11.2016	21.11.2018	2 years	1,285,000

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 77

2017 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate—TL	Semiannually couponed	15.02.2017	13.02.2019	2 years	2,023,445
June
Lease Certificate—TL	Semiannually couponed	21.06.2017	19.06.2019	2 years	503,000
August
Lease Certificate—TL	Semiannually couponed	16.08.2017	10.08.2022	5 years	1,183,520
October
Lease Certificate—TL—CPI Indexed	Semiannually couponed	18.10.2017	12.10.2022	5 years	550,000

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 78

2018 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
February
Lease Certificate—TL	Semiannually couponed	14.02.2018	12.02.2020	2 years	1,876,205
June
Lease Certificate—TL—CPI Indexed	Semiannually couponed	13.06.2018	07.06.2023	5 years	436,600
September
Lease Certificate—TL	Semiannually couponed	26.09.2018	23.09.2020	2 years	1,700,000
November
Lease Certificate—TL	Semiannually couponed	21.11.2018	18.11.2020	2 years	3,240,870

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 79

2018 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
December
Lease Certificate—Euro	Semiannually couponed	24.12.2018	21.12.2020	2 years	555,080

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 80

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL	Semiannually couponed	13.02.2019	10.02.2021	2 years	1,479,130
Lease Certificate—TL	Semiannually couponed	19.06.2019	16.06.2021	2 years	1,605,960
Lease Certificate—TL	Semiannually couponed	21.08.2019	18.08.2021	2 years	846,500
Lease Certificate—TL—CPI Indexed	Semiannually couponed	6.11.2019	30.10.2024	5 years	1,721,400
Lease Certificate—TL	Semiannually couponed	18.12.2019	15.12.2021	2 years	1,948,180

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 81

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Euro	Semiannually couponed	8.02.2019	5.02.2021	2 years	835,000
Lease Certificate—Euro	Semiannually couponed	31.05.2019	29.05.2020	1 years	1,001,950

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 82

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Euro	Semiannually couponed	18.01.2019	15.01.2021	2 years	1,040,100
G.Bond—Euro	Semiannually couponed	15.03.2019	13.03.2020	1 years	916,400
G.Bond—Euro	Semiannually couponed	20.12.2019	17.12.2021	2 years	1,250,000

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 83

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	27.02.2019	24.02.2021	2 years	1,873,585
Bond—Gold	Semiannually couponed	20.09.2019	17.09.2021	2 years	3,965,075
Bond—Gold	Semiannually couponed	11.10.2019	9.10.2020	1 years	2,999,925
Bond—Gold	Semiannually couponed	1.11.2019	30.10.2020	1 years	7,331,160

(1)	In grams

Source: Ministry of Treasury and Finance

Table 84

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	27.02.2019	24.02.2021	2 years	24,172,530
Lease Certificate—Gold	Semiannually couponed	21.06.2019	18.06.2021	2 years	7,969,950
Lease Certificate—Gold	Semiannually couponed	20.09.2019	17.09.2021	2 years	16,877,190
Lease Certificate—Gold	Semiannually couponed	11.10.2019	9.10.2020	1 years	12,598,690
Lease Certificate—Gold	Semiannually couponed	1.11.2019	30.10.2020	1 years	3,004,900

(1)	In grams

Source: Ministry of Treasury and Finance

Public Offers

The following tables show public offers of domestic debt securities in years 2015-2019:

Table 85

2017 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
October
Lease Certificate—Gold	Semiannually couponed	11.10.2017	09.10.2019	2 years	171.854
October
Lease Certificate—Gold	Semiannually couponed	18.10.2017	16.10.2019	2 years	297.892
October
Lease Certificate—Gold	Semiannually couponed	25.10.2017	23.10.2019	2 years	322.773
November
Lease Certificate—Gold	Semiannually couponed	01.11.2017	30.10.2019	2 years	526.022

(1)	In grams

Source: Ministry of Treasury and Finance

Table 86

2017 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
October
Bond—Gold	Semiannually couponed	11.10.2017	09.10.2019	2 years	187.461
October
Bond—Gold	Semiannually couponed	18.10.2017	16.10.2019	2 years	248.672
October
Bond—Gold	Semiannually couponed	25.10.2017	23.10.2019	2 years	306.864
November
Bond—Gold	Semiannually couponed	01.11.2017	30.10.2019	2 years	402.712

(1)	In grams

Source: Ministry of Treasury and Finance

Table 87

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
April
Lease Certificate—Gold	Semiannually couponed	04.04.2018	01.04.2020	2 years	197.341
Lease Certificate—Gold	Semiannually couponed	11.04.2018	08.04.2020	2 years	214.833
Lease Certificate—Gold	Semiannually couponed	18.04.2018	15.04.2020	2 years	311.782
Lease Certificate—Gold	Semiannually couponed	25.04.2018	22.04.2020	2 years	389.470
September
Lease Certificate—Gold	Semiannually couponed	19.09.2018	16.09.2020	2 years	190.660
Lease Certificate—Gold	Semiannually couponed	26.09.2018	23.09.2020	2 years	193.588
October
Lease Certificate—Gold	Semiannually couponed	03.10.2018	30.09.2020	2 years	176.683
Lease Certificate—Gold	Semiannually couponed	10.10.2018	07.10.2020	2 years	187.355
Lease Certificate—Gold	Semiannually couponed	17.10.2018	14.10.2020	2 years	185.825
Lease Certificate—Gold	Semiannually couponed	24.10.2018	21.10.2020	2 years	158.066
Lease Certificate—Gold	Semiannually couponed	31.10.2018	28.10.2020	2 years	179.928
December
Lease Certificate—Gold	Semiannually couponed	26.12.2018	23.12.2020	2 years	100.216

(1)	In grams

Source: Ministry of Treasury and Finance

Table 88

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
April
Bond—Gold	Semiannually couponed	04.04.2018	01.04.2020	2 years	283.669
Bond—Gold	Semiannually couponed	11.04.2018	08.04.2020	2 years	162.202
Bond—Gold	Semiannually couponed	18.04.2018	15.04.2020	2 years	165.038
Bond—Gold	Semiannually couponed	25.04.2018	22.04.2020	2 years	198.299
September
Bond—Gold	Semiannually couponed	19.09.2018	16.09.2020	2 years	121.757
Bond—Gold	Semiannually couponed	26.09.2018	23.09.2020	2 years	113.318
October
Bond—Gold	Semiannually couponed	03.10.2018	30.09.2020	2 years	115.904
Bond—Gold	Semiannually couponed	10.10.2018	07.10.2020	2 years	116.860
Bond—Gold	Semiannually couponed	17.10.2018	14.10.2020	2 years	119.786
Bond—Gold	Semiannually couponed	24.10.2018	21.10.2020	2 years	113.370
Bond—Gold	Semiannually couponed	31.10.2018	28.10.2020	2 years	112.935
December
Bond—Gold	Semiannually couponed	26.12.2018	23.12.2020	2 years	81.543

(1)	In grams

Source: Ministry of Treasury and Finance

Table 89

2018 Sales - Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
September
Lease Certificate—Euro	Semiannually couponed	19.09.2018	18.09.2019	1 year	255,000
Lease Certificate—Euro	Semiannually couponed	26.09.2018	25.09.2019	1 year	1,366,000
October
Lease Certificate—Euro	Semiannually couponed	03.10.2018	02.10.2019	1 year	2,173,000
Lease Certificate—Euro	Semiannually couponed	10.10.2018	09.10.2019	1 year	2,773,000
Lease Certificate—Euro	Semiannually couponed	17.10.2018	16.10.2019	1 year	3,918,000

(1)	Euro denominated

Source: Ministry of Treasury and Finance

Table 90

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
September
1 Year G. Bond—Euro	Semiannually couponed	19.09.2018	18.09.2019	1 year	837,000
1 Year G. Bond—Euro	Semiannually couponed	26.09.2018	25.09.2019	1 year	2,935,000
October
1 Year G. Bond—Euro	Semiannually couponed	03.10.2018	02.10.2019	1 year	6,243,000
1 Year G. Bond—Euro	Semiannually couponed	10.10.2018	09.10.2019	1 year	7,257,000
1 Year G. Bond—Euro	Semiannually couponed	17.10.2018	16.10.2019	1 year	10,659,000
December
1 Year G. Bond—Euro	Semiannually couponed	28.12.2018	27.12.2019	1 year	94,628.000

(1)	Euro denominated

Source: Ministry of Treasury and Finance

Table 91

2018 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
September 1 Year G. Bond—USD	Semiannually couponed	28.12.2018	27.12.2019	1 year	98,516,000

(1)	USD denominated

Source: Ministry of Treasury and Finance

Table 92

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	2.01.2019	30.12.2020	2 years	90,187
Lease Certificate—Gold	Semiannually couponed	9.01.2019	6.01.2021	2 years	93,694
Lease Certificate—Gold	Semiannually couponed	16.01.2019	13.01.2021	2 years	97,949
Lease Certificate—Gold	Semiannually couponed	23.01.2019	20.01.2021	2 years	64,563
Lease Certificate—Gold	Semiannually couponed	30.01.2019	27.01.2021	2 years	86,379
Lease Certificate—Gold	Semiannually couponed	6.02.2019	3.02.2021	2 years	77,338
Lease Certificate—Gold	Semiannually couponed	9.10.2019	6.10.2021	2 years	46,783
Lease Certificate—Gold	Semiannually couponed	16.10.2019	13.10.2021	2 years	75,774
Lease Certificate—Gold	Semiannually couponed	23.10.2019	20.10.2021	2 years	85,167
Lease Certificate—Gold	Semiannually couponed	30.10.2019	27.10.2021	2 years	131,977

(1)	In grams

Source: Ministry of Treasury and Finance

Table 93

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	2.01.2019	30.12.2020	2 years	88,826
Bond—Gold	Semiannually couponed	9.01.2019	6.01.2021	2 years	56,425
Bond—Gold	Semiannually couponed	16.01.2019	13.01.2021	2 years	47,757
Bond—Gold	Semiannually couponed	23.01.2019	20.01.2021	2 years	42,729
Bond—Gold	Semiannually couponed	30.01.2019	27.01.2021	2 years	61,762
Bond—Gold	Semiannually couponed	6.02.2019	3.02.2021	2 years	59,128
Bond—Gold	Semiannually couponed	9.10.2019	6.10.2021	2 years	59,134
Bond—Gold	Semiannually couponed	16.10.2019	13.10.2021	2 years	61,107
Bond—Gold	Semiannually couponed	23.10.2019	20.10.2021	2 years	86,268
Bond—Gold	Semiannually couponed	30.10.2019	27.10.2021	2 years	109,542

(1)	In grams

Source: Ministry of Treasury and Finance

Table 94

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
1 Year G. Bond—Euro	Semiannually couponed	15.01.2019	27.12.2019	1 year	19,695,000
1 Year G. Bond—Euro	Semiannually couponed	22.01.2019	27.12.2019	1 year	14,617,000
1 Year G. Bond—Euro	Semiannually couponed	29.01.2019	27.12.2019	1 year	34,479,000
1 Year G. Bond—Euro	Semiannually couponed	5.02.2019	27.12.2019	1 year	41,837,000

(1)	In Euros

Source: Ministry of Treasury and Finance

Table 95

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
1 Year G. Bond—USD	Semiannually couponed	15.01.2019	27.12.2019	1 year	20,567,000
1 Year G. Bond—USD	Semiannually couponed	22.01.2019	27.12.2019	1 year	14,571,000
1 Year G. Bond—USD	Semiannually couponed	29.01.2019	27.12.2019	1 year	27,525,000
1 Year G. Bond—USD	Semiannually couponed	5.02.2019	27.12.2019	1 year	23,141,000

(1)	In USD

Source: Ministry of Treasury and Finance

Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been significant improvement in both the level and structure of the Treasury’s domestic debt in recent years, resulting from strong fiscal performance, strategic benchmarking policy and improving market sentiment. The ratio of domestic debt to GDP, which was 22.3% at the end of 2013, has progressively declined to 15.7% as of the end of 2018 and to 17.6% as of the end of 2019.

There has also been improvement in the structure of domestic debt stock. The share of fixed interest rate instruments, as a proportion of the total domestic debt, increased to 61.5% in 2019 from 58.3% in 2015.

The following table presents Turkey’s central government domestic debt at the end of the years indicated:

Table 96

Central Government Domestic Debt

(in millions of Turkish Lira)	2015	2016	2017	2018	2019
Total Domestic Debt	440,124	468,644	535,448	586,142	755,052
Cash	440,077	468,598	535,402	586,097	716,478
Bonds	440,077	467,574	534,428	580,601	700,995
Bills	0	1,025	974	5,495	15,483
Non-Cash	48	46	46	45	38,574
Bonds	48	46	46	45	35,796
Bills	0	0	0	0	2,778

Source: Ministry of Treasury and Finance

The following table presents Turkey’s central government domestic debt service at the end of the years indicated:

Table 97

Domestic Debt Service (1)

(in millions of Turkish Lira)	2015	2016	2017	2018	2019
Total Domestic Debt Service	107,131	100,942	100,661	123,761	159,506
Principal	67,355	63,547	60,443	73,558	86,600
Interest	39,775	37,394	40,218	50,203	72,906

(1)	Payments on non-cash basis are included.

Source: Ministry of Treasury and Finance

EXTERNAL DEBT AND DEBT MANAGEMENT

According to the data announced on June 30, 2020, Turkey’s gross external debt increased from U.S.$ 399.7 billion in 2015 to U.S.$437.6 billion in 2019.

The external debt to GDP ratio was 46.4% at the end of 2015, and the ratio increased to 58.1% in 2019. The public sector external debt to GDP ratio increased from 13.5% in 2015 to 21% in 2019 and private sector debt to GDP increased from 32.7% in 2015 to 36.0% in 2019, while the Central Bank’s external debt to GDP increased from 0.2% in 2015 to 1.1% in 2019.

In addition, the maturity composition of the gross external debt did not change significantly during the last five years. From 2015 to 2019, short-term external debt increased by 17.4% (from U.S.$105.3 billion to U.S.$123.6 billion), while long-term external debt increased by 6.7% (from U.S.$294.4 billion to U.S.$314.0 billion). At the end of 2015, the share of the short and long-term external debt to total external debt was 26.3% and 73.7%, and reached 28.2% and 71.8%, respectively, in 2019. From 2015 to 2019, the external debt of the public sector and the private sector increased by 35.5% (from U.S.$116.6 billion to U.S.$158.0 billion) and decreased 3.8% (from U.S.$281.8 billion to U.S.$271.2 billion), respectively, while the external debt of CBRT increased by 534.5% (from U.S.$1.3 billion to U.S.$8.4 billion). The share of public sector debt, CBRT’s debt and private sector debt in the total external debt stock was 36.1%, 1.9% and 62.0%, respectively, as of the end of 2019.

At the end of 2019, Treasury-guaranteed external debt stock was U.S.$14.4 billion, representing an increase of approximately U.S.$2.8 billion compared to the end of 2015.

The following tables provide information as to the public and private share of external debt stock of Turkey for the periods indicated:

Table 98

Gross Outstanding External Debt of Turkey (1)

GROSS EXTERNAL DEBT- by BORROWER (Million $)	2015	2016	2017	2018	2019
TOTAL	399,745	408,872	454,763	443,844	437,622
SHORT TERM (2)	105,300	101,277	120,286	117,614	123,595
PUBLIC SECTOR	18,064	19,720	22,111	22,485	25,029
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	18,064	19,479	22,027	22,485	25,029
Banks	18,064	19,479	22,027	22,485	25,029
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	0	241	84	0	0
SOE’s	0	241	84	0	0
Other	0	0	0	0	0
CBRT	176	399	1,753	5,914	8,413
Dresdner Bank Scheme	176	399	1,752	5,914	8,413
Other	0	0	1	0	0
PRIVATE SECTOR	87,060	81,158	96,422	89,215	90,153
FINANCIAL INSTITUTIONS	52,017	42,845	47,767	36,575	32,461
Banks	49,958	41,249	45,168	34,663	31,161
Non-Banking Institutions	2,059	1,596	2,599	1,912	1,300
NON-FINANCIAL INSTITUTIONS	35,043	38,313	48,655	52,640	57,692
LONG TERM	294,445	307,595	334,477	326,230	314,027
PUBLIC SECTOR	98,574	103,605	114,062	117,372	133,008
GENERAL GOVERNMENT	84,446	85,527	93,476	94,524	99,650
Central Government	81,738	82,615	90,241	91,245	96,406
Local Administrations	2,707	2,912	3,234	3,279	3,244
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS (3)	13,271	17,111	19,200	21,379	31,600
Banks	13,271	17,111	19,200	21,379	30,480
Non-Banking Institutions	0	0	0	0	1,120
NON-FINANCIAL INSTITUTIONS	858	966	1,386	1,468	1,757
SOE’s	858	966	1,386	1,468	1,568
Other (4)	0	0	0	0	189
CBRT	1,151	711	8	8	8
CBRT Loans	0	0	0	0	0
Dresdner Bank Scheme	1,143	703	0	0	0
NGTA	8	8	8	8	8
PRIVATE SECTOR (5)	194,719	203,279	220,407	208,850	181,011
FINANCIAL INSTITUTIONS	105,399	106,510	114,602	102,790	77,522
Banks	85,944	87,308	96,127	84,995	64,106
Non-Banking Institutions	19,455	19,202	18,475	17,794	13,416
NON-FINANCIAL INSTITUTIONS	89,320	96,769	105,805	106,060	103,489

GROSS EXTERNAL DEBT - by LENDER (Million $)	2015	2016	2017	2018	2019
TOTAL	399,745	408,872	454,763	443,844	437,622
LOAN	303,483	307,048	338,617	327,502	316,998
SHORT TERM	103,439	101,106	120,175	117,515	123,528
PRIVATE CREDITORS	103,272	100,886	119,052	117,019	123,141
MONETARY INSTITUTIONS	51,342	47,517	53,052	48,401	45,760
NONMONETARY INSTITUTIONS	51,930	53,369	66,000	68,618	77,381
OFFICIAL CREDITORS	167	220	1123	496	387
LONG TERM	200,044	205,942	218,442	209,987	193,470
PRIVATE CREDITORS	150,173	154,541	156,242	153,560	136,335
MONETARY INSTITUTIONS	138,912	142,143	143,511	141,398	123,913
NONBANK FINANCIAL INSTITUTIONS	15,581	16,389	16,130	15,285	15,286
PRIVATE INVESTMENT & DEV, BANKS	0	0	0	0	0
FOREIGN COMMERCIAL BANKS	93,086	93,904	92,955	89,600	74,988
FOREIGN BRANCHES OF DOMESTIC BANKS AND OTHERS	30,245	31,850	34,426	36,512	33,639
NONMONETARY INSTITUTIONS	11,261	12,397	12,731	12,161	12,422
OFFICIAL CREDITORS	49,870	51,401	62,200	56,428	57,136
GOVERNMENTAL ORGANIZATIONS	11,952	13,042	15,771	16,049	16,406
PUBLIC FINANCE INSTUTITIONS	1,961	2,060	2,796	2,931	4,295
CENTRAL BANKS	0	0	0	0	0
CENTRAL GOVERNMENTS	81	64	57	41	29
OFFICIAL DEVELOPMENT BANKS	9,910	10,918	12,918	13,077	12,081
MULTILATERAL ORGANIZATIONS	37,919	38,360	46,429	40,379	40,730
IMF-INTERNATIONAL MONETARY FUND	1,330	1,289	1,365	1,334	1,326
IMF SDR ALLOCATION	1,330	1,289	1,365	1,334	1,326
IBRD	11,920	10,986	12,187	11,834	11,342
OTHER MULTILATERAL INST,	24,668	26,085	32,877	27,211	28,062
BONDS (6)	96,262	101,824	116,146	116,342	120,623
SHORT TERM	1,861	171	111	99	67
LONG TERM	94,401	101,653	116,035	116,243	120,556

(1)	Provisional.
(2)	Source: CBRT.
(3)	Public Deposit Banks and Public Development & Investment Banks.
(4)	Public Corporations, Regulatory Institutions and Organizations.
(5)	Since October 1, 2001, CBRT is responsible for monitoring private sector debt.
(6)	All the bonds issued in foreign markets are long-term securities and the lender class of the bonds is “monetary institutions” according to the primary market issuance.

Sources: Ministry of Treasury and Finance, CBRT

The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

Table 99

Currency Composition of Outstanding External Debt(1)(2)

%	2015	2016	2017	2018	2019
TOTAL	100	100	100	100	100
CHF	0.5	0.5	0.4	0.4	0.4
ECU/EUR	32.7	32.0	32.8	32.0	31.1
GBP	0.4	0.4	0.4	0.3	0.4
JPY	2.1	2.1	2.0	2.0	1.9
SDR	0.3	0.3	0.3	0.3	0.3
USD	57.6	58.5	57.5	58.2	59.1
TL	6.0	6.0	6.2	5.9	5.3
Other	0.3	0.2	0.4	0.9	1.6

(1)	Provisional.
(2)	Reflects figures at the end of the periods indicated.

Sources: Ministry of Treasury and Finance, CBRT

Table 100

Debt Ratios(1)

	2015	2016	2017	2018	2019
DOD / GDP (%)
Total	46.4	47.4	53.3	56.3	58.1
Short Term	12.2	11.7	14.1	14.9	16.4
Long Term	34.2	35.7	39.2	41.3	41.7
Public Sector	13.5	14.3	16.0	17.7	21.0
Central Bank	0.2	0.1	0.2	0.8	1.1
Private Sector	32.7	33.0	37.2	37.8	36.0
FINANCIAL RATIOS (%)
T.EXTERNAL DEBT / EXPORTS (FOB)	264.8	274.0	276.5	250.5	242.0
EXTERNAL DEBT SERVICE / GDP	5.6	8.5	9.5	10.2	10.8
EXTERNAL DEBT SERVICE / EXPORTS (FOB)	31.8	49.2	49.3	45.5	45.1
PRIVATE SECTOR/ EXPORTS (FOB)	186.6	190.6	192.6	168.2	150.0
INTEREST / GDP	1.0	1.1	1.2	1.5	1.6
INTEREST / EXPORTS (FOB)	5.8	6.3	6.4	6.5	6.8
INTERNATIONAL RESERVES (NET) / T. EXTERNAL DEBT	27.7	26.0	23.7	21.0	24.2
INTERNATIONAL RESERVES (NET) / SHORT TERM DEBT	105.0	104.8	89.6	79.1	85.5
INTERNATIONAL RESERVES (GROSS) / T. EXTERNAL DEBT	23.2	22.5	18.5	16.4	18.0
INTERNATIONAL RESERVES (GROSS) / SHORT TERM DEBT	88.2	90.9	70.0	62.0	63.6
CBRT RESERVES (GROSS) / IMPORTS (CIF)	43.5	45.5	35.3	31.5	37.4
CBRT RESERVES (NET) / IMPORTS (CIF)	51.7	52.5	45.1	40.2	50.2
CURRENT ACCOUNT BALANCE / CBRT RESERVES (GROSS)	-29.4	-29.2	-48.2	-28.5	11.0
CURRENT ACCOUNT BALANCE / CBRT RESERVES (NET)	-24.7	-25.3	-37.7	-22.3	8.2
CURRENT ACCOUNT BALANCE / GDP	-3.2	-3.1	-4.8	-2.6	1.2

(1)	Provisional.

Sources: Ministry of Treasury and Finance, CBRT, TURKSTAT

Table 101

External Debt Service(1) (2)

(Million $)	2015	2016	2017	2018	2019
Total External Debt Service	48,076	73,433	81,141	80,672	81,519
Principal	39,344	63,993	70,581	69,127	69,198
Interest	8,732	9,440	10,560	11,545	12,321

(1)	Provisional.
(2)	Includes only long term external debt service data.

Source: CBRT (Balance of Payment Statistics, April 2020)

The aggregate amount of scheduled repayment of principal and interest on the total external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:

Table 102

Total External Debt Service Projections (1) (2) (3)

(Million $)	2020 (May- December)	2021	2022	2023	2024	2025+	TOTAL
GROSS TOTAL	51,664	51,397	45,908	40,712	39,928	166,584	396,193
PUBLIC SECTOR	16,723	21,802	18,499	17,755	18,682	97,753	191,215
PRINCIPAL	13,077	16,324	13,529	13,190	14,694	69,556	140,369
INTEREST	3,646	5,479	4,970	4,565	3,989	28,197	50,846
PRIVATE SECTOR	34,941	29,594	27,409	22,957	21,246	68,831	204,978
PRINCIPAL	32,056	25,490	22,484	18,973	17,921	55,988	172,912
INTEREST	2,885	4,104	4,925	3,984	3,325	12,843	32,066

(1)	Provisional.
(2)	Cross rates based on April 30, 2020.
(3)

Repayments regarding Non-Guaranteed Trade Arrears, deposits within CBRT, short-term private sector trade credits, short-term private bank deposits, and private sector bank loans with maturity less than 180 days are excluded.

Sources: Ministry of Treasury and Finance, CBRT

The following table presents Turkey’s central government external debt issued between January 1, 2015 and December 31, 2019:

Table 103

Central Government External Debt of Turkey (as of December 31, 2019)

Central Government External Debt Of Turkey (as of December 31, 2019) (issued between January 1, 2015 and December 31, 2019)
	Agreement Date	Currency	Maturity (Years)	Outstanding Amount (Million USD)
Bond				33,998
Monetary Institutions	Various (04-Aug-2015 - 06-Nov-2019)	USD-EUR-JYP	Various (3 - 30)	33,998

Loan				2,059
Govermental Organizations	Various (01-Jun-2016 - 17-Apr-2019)	EUR	Various (15 - 16)	382
Monetary Institutions				0
International Organizations	Various (12-Mar-2015 - 15-Feb-2019)	USD-EUR	Various (10 - 30)	1,677

Total				36,057

Source: Ministry of Treasury and Finance

The following table presents Turkey’s Treasury Repayment Guaranteed external debt provided between January 1, 2015 and December 31, 2019:

Table 104

External Debt of Turkey (Treasury Repayment Guaranteed)

Agreement Date (dd.mm.yyyy)	Currency	Debt Disbursed and Outstanding($)	Maturity (Year)	Interest Type	Interest Rate /Margin
03/26/15	USD	123,529,411.16	12.01	LIUSD6MD	1.5000
03/27/15	USD	123,529,410.00	12.01	LIUSD6MD	1.5000
05/26/15	EUR	2,005,968.00	09.32	LIUSD6MD	0.6750
05/26/15	EUR	10,000,000.00	09.32	LIUSD6MD	0.7250
05/26/15	EUR	43,086,456.00	09.32	EURIBOR6MD	0.3900
05/26/15	EUR	46,203,501.91	09.32		0.4480
05/28/15	EUR	79,037,000.00	09.52	EURIBOR6MD	0.4020
05/28/15	EUR	11,055,000.00	09.52		2.3300
05/28/15	EUR	11,607,750.00	09.52	LIUSD6MD	1.3200
05/28/15	EUR	19,346,250.00	09.52		2.4900
05/28/15	EUR	39,518,500.00	09.52		1.3200
05/15/15	JPY	180,979,357.54	24.95	LIJPY6MD	0.2000
05/28/15	EUR	22,333,474.32	09.52		11.4030
05/28/15	EUR	24,480,404.88	09.52		10.8170
06/24/15	EUR	165,601,333.35	10.02		2.3500
06/03/15	USD	284,697,937.40	15.05	LIUSD6MD	1.3500
08/25/15	EUR	28,227,500.00	07.73	EURIBOR6MD	0.0100
08/25/15	EUR	33,873,000.00	07.73	EURIBOR6MD	0.0180
11/06/15	EUR	25,743,529.41	12.56	LIUSD6MD	0.7350
11/06/15	EUR	28,567,500.00	12.56		2.4910
11/06/15	EUR	84,682,500.00	12.56		0.8770
11/06/15	EUR	84,682,500.00	12.56		1.2600
12/28/15	USD	155,362,076.56	19.73	LIUSD6MD	0.9500
12/29/15	USD	31,554,000.00	11.83	LIUSD6MD	1.5500
12/29/15	USD	69,100,000.00	11.83	LIUSD6MD	1.5500
12/29/15	USD	145,153,714.29	11.83	LIUSD6MD	1.5500
02/04/16	EUR	56,455,000.00	09.38		0.7220
02/04/16	EUR	56,455,000.00	09.38		0.7680
05/05/16	EUR	50,809,500.00	08.18		2.1750
05/05/16	EUR	51,075,000.00	08.18		2.1750
05/06/16	EUR	101,619,000.00	08.64	EURIBOR6MD	0.3450
05/06/16	EUR	112,910,000.00	08.64	EURIBOR6MD	0.4760
05/06/16	EUR	24,384,872.31	12.64		10.2130
05/06/16	EUR	56,455,000.00	12.64		1.1340
10/24/16	USD	300,000,000.00	21.74	LIUSD6MD	0.7100
08/29/16	EUR	121,636,199.58	20.14	EURIBOR6MD	1.5500
11/30/16	USD	80,100,000.00	24.23	LIUSD6MD	0.6100
11/30/16	USD	117,875,000.00	27.31	LIUSD6MD	0.8100
10/28/16	EUR	17,840,800.00	14.00		3.2023
10/28/16	EUR	40,083,050.00	14.00		1.7320
10/28/16	EUR	56,455,000.00	14.00		2.2120
12/26/16	USD	400,000,000.00	23.95	LIUSD6MD	0.1300
12/26/16	EUR	22,924,117.30	29.74	EURIBOR6MD	1.4000
12/16/16	EUR	96,118,181.82	08.23	LIUSD6MD	0.7550
12/20/16	EUR	16,936,500.00	09.44		0.2800
12/20/16	EUR	16,936,500.00	09.44		0.4800
12/20/16	EUR	33,873,000.00	09.44		0.3800
12/20/16	EUR	45,164,000.00	09.44		0.4400
12/20/16	EUR	16,936,500.00	09.44		0.2800

Agreement Date (dd.mm.yyyy)	Currency	Debt Disbursed and Outstanding($)	Maturity (Year)	Interest Type	Interest Rate /Margin
12/20/16	EUR	16,936,500.00	09.44		0.4800
12/20/16	EUR	33,873,000.00	09.44		0.3800
12/20/16	EUR	45,164,000.00	09.44		0.4400
12/22/16	EUR	27,947,500.00	08.46		2.8390
12/22/16	EUR	70,568,750.00	08.46		0.7830
12/27/16	EUR	53,740,000.00	09.39	EURIBOR6MD	2.2300
12/27/16	EUR	60,350,000.00	09.39		3.7580
02/09/17	EUR	18,065,600.00	09.71		0.7210
02/09/17	EUR	20,323,800.00	09.71		0.7440
02/09/17	EUR	20,323,800.00	09.71		1.0930
02/09/17	EUR	20,323,800.00	09.71		1.8440
02/09/17	EUR	33,873,000.00	09.71		1.1000
11/22/17	USD	25,000.00	20.99		2.6600
11/22/17	USD	2,407,489.60	20.99		2.7612
11/22/17	USD	3,103,543.06	20.99		1.8031
11/22/17	USD	3,239,531.86	20.99		1.9140
11/22/17	USD	10,000,000.00	20.99		4.0650
11/22/17	USD	20,000,000.00	20.99	LIUSD6MD	2.1000
11/22/17	USD	20,000,000.00	20.99		4.0650
11/22/17	USD	22,500,000.00	20.99		4.5584
11/22/17	USD	22,500,000.00	20.99		4.6100
11/22/17	USD	24,975,000.00	20.99		2.6720
11/22/17	USD	45,000,000.00	20.99		5.3800
12/27/17	EUR	28,227,500.00	07.62	EURIBOR6MD	0.1200
12/27/17	EUR	28,227,500.00	07.62	EURIBOR6MD	0.2700
12/27/17	EUR	37,636,666.67	07.62	EURIBOR6MD	0.0400
12/27/17	EUR	56,455,000.00	07.62	EURIBOR6MD	0.2800
05/16/18	EUR	22,789,472.13	29.85	EURIBOR6MD	1.2500
06/11/18	USD	149,093,930.37	22.45	LIUSD6MD	1.2000
06/07/18	USD	126,000,000.00	28.87	LIUSD6MD	0.8700
06/27/18	USD	27,986,032.77	21.82	LIUSD6MD	1.1500
09/28/18	USD	55,500,000.00	15.06	LIUSD6MD	0.9000
12/18/18	EUR	56,455,000.00	07.01	EURIBOR6MD	2.6000
03/08/19	USD	251,167,595.97	11.99	LIUSD6MD	0.5225
03/12/19	EUR	1,129,100,000.00	02.02	EURIBOR3MD	2.5000
07/10/19	EUR	1,411,375.00	29.87	EURIBOR6MD	1.4500

Source: Ministry of Treasury and Finance

RISK MANAGEMENT

In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, Law No.4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees and on-lent loans and debt assumption commitments for PPPs provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables based on risk analysis, a Risk Management Unit was established. In addition, a Debt and Risk Management Committee was established within the Treasury to ensure coordination and efficiency in debt management. Within this framework, the debt management strategy is executed in line with the main principles of transparency, accountability and predictability. With the help of this institutional infrastructure, the risk management unit has been operational since 2004 and continues to perform its routinely assigned duties, such as providing monthly and quarterly risk monitoring and analysis notes to the Debt and Risk Management Committee. Monthly and annual debt management reports have been published to discuss the developments in the area of public debt and risk management. Furthermore, the Risk Management Unit developed a debt strategy analysis model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities of the state. Also, the Risk Management Unit produces cash flow reports, risk indicator reports and medium and long-term borrowing scenarios in order to evaluate financial risks.

The operational risk management (“ORM”) processes including debt, cash and receivables management have been implemented by the General Directorate of Public Finance since 2008. In this framework, the ORM system consists of activities, risks related with these activities, risk sources, likelihood and impact of risks, current control mechanisms and new control mechanisms for minimizing those risks. By this system, the risks are monitored through periodic reporting and kept under control. Besides, Emergency and Business Continuity Plan (“EBCP”) has been prepared in 2013 and updated regularly to keep critical processes under control and ensure sustainability.

The borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This is achieved through strategic benchmarking which has been used since 2004. Major components of this strategy, which are determined for a three-year period with a rolling basis in accordance with the aforementioned cost and risk analysis, are as follows for the period 2020-2022:

•	To borrow mainly in Turkish Lira;

•	To borrow in foreign currencies besides U.S. Dollars in international markets for market diversification;

•

To keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments and

•	To keep a certain level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

Tight fiscal policies created room for the implementation of decisive strategic benchmarks which in turn strengthened the structure of the public debt portfolio substantially against adverse shocks.

Significant progress has also been made in decreasing the public debt to GDP ratio. In that regard, the general government nominal debt stock defined by EU standards to GDP ratio declined to 32.8% at the end of 2019 thanks to positive budget practices. Moreover, the 2020-2022 Medium Term Program envisages the declining trend to continue in the program period. As a result of borrowing policies implemented especially in the last two decades, debt sustainability has been strengthened. The sensitivity of Treasury’s debt portfolio against the foreign exchange, interest rate and liquidity risks has been reduced.